     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 9, 2008

                                                             FILE NO. 333-148816

                                                                       811-07273

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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                                  ------------

                                    FORM N-6

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------

PRE-EFFECTIVE AMENDMENT NO. 1                             /X/
POST-EFFECTIVE AMENDMENT NO.                              / /

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. 34                                          /X/

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                             SEPARATE ACCOUNT VL II

                           (Exact Name of Registrant)

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

                              (Name of Depositor)

                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999

                   (Address of Depositor's Principal Offices)

                                 (860) 843-3585

              (Depositor's Telephone Number, Including Area Code)

                              JERRY K. SCHEINFELDT
                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999

                    (Name and Address of Agent for Service)

                                  ------------

     INDIVIDUAL VARIABLE LIFE CONTRACTS -- THE REGISTRANT HAS REGISTERED AN INDEFINITE AMOUNT OF SECURITIES PURSUANT TO RULE 24F-2 OF THE INVESTMENT COMPANY
                            ACT OF 1940, AS AMENDED.

                                  ------------

It is proposed that this filing will become effective:

/ /    immediately upon filing pursuant to paragraph (b) of Rule 485
/X/    on May 1, 2008 pursuant to paragraph (b) of Rule 485
/ /    60 days after filing pursuant to paragraph (a)(1) of Rule 485
/ /    on             , 2008 pursuant to paragraph (a)(1) of Rule 485
/ / this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

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
                                     PART A

HARTFORD LEADERS VUL LIBERTY

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES ISSUED BY:

HARTFORD LIFE INSURANCE COMPANY -- HARTFORD LIFE INSURANCE COMPANY

SEPARATE ACCOUNT VL II OR

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY SEPARATE ACCOUNT VL II
P.O. BOX 2999
HARTFORD, CT 06104-2999

TELEPHONE: (800) 231-5423

PROSPECTUS DATED MAY 1, 2008

                                                             [THE HARTFORD LOGO]

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This Prospectus describes information you should know before you purchase
Hartford Leaders VUL Liberty insurance policy (policy). This prospectus describes two policies (one issued by Hartford Life Insurance Company and one issued by Hartford Life and Annuity Insurance Company). Refer to your policy to identify which policy you own. Please read it carefully before you purchase your variable life insurance policy. Some policy features may not be available in some states.

Hartford Leaders VUL Liberty is a contract between you and Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company. Hartford Life and Annuity Insurance Company does not solicit or issue insurance products in New York. Refer to the first page of your Policy for the name of the issuing company. The issuing company referred to in this prospectus as the Company. You agree to make sufficient premium payments to us, and we agree to pay a death benefit to your beneficiary. The policy is a flexible premium variable life insurance policy. It is:

X Flexible premium, because generally, you may decide when to make premium payments and in what amounts.

X Variable, because the value of your life insurance policy will fluctuate with the performance of the Sub-Accounts you select and the Fixed Account.

The Policy offers a variety of Sub-Accounts. Each Sub-Account, in turn, invests in one of the following Underlying Funds.

AIM VARIABLE INSURANCE FUNDS

  AIM V.I. Capital Appreciation Fund -- Series I
  AIM V.I. Capital Development Fund -- Series I
  AIM V.I. Core Equity Fund -- Series I
  AIM V.I. International Growth Fund -- Series I
  AIM V.I. Small Cap Equity Fund -- Series I

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.

  AllianceBernstein VPS Balanced Wealth Strategy Portfolio -- Class B AllianceBernstein VPS International Growth Portfolio -- Class B AllianceBernstein VPS International Value Portfolio -- Class B AllianceBernstein VPS Small/Mid Cap Value Portfolio -- Class B AllianceBernstein VPS Value Portfolio -- Class B

AMERICAN FUNDS INSURANCE SERIES

  American Funds Asset Allocation Fund -- Class 2
  American Funds Blue Chip Income and Growth Fund -- Class 2
  American Funds Bond Fund -- Class 2
  American Funds Global Bond Fund -- Class 2
  American Funds Global Growth and Income Fund -- Class 2
  American Funds Global Growth Fund -- Class 2
  American Funds Global Small Capitalization Fund -- Class 2
  American Funds Growth Fund -- Class 2
  American Funds Growth-Income Fund -- Class 2
  American Funds International Fund -- Class 2
  American Funds New World Fund -- Class 2

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS

  Fidelity VIP Contrafund(R) Portfolio -- Service Class 2
  Fidelity VIP Dynamic Capital Appreciation Portfolio -- Service Class 2 Fidelity VIP Freedom 2010 Portfolio -- Service Class 2
  Fidelity VIP Freedom 2020 Portfolio -- Service Class 2
  Fidelity VIP Freedom 2030 Portfolio -- Service Class 2
  Fidelity VIP Growth Portfolio -- Service Class 2
  Fidelity VIP Mid Cap Portfolio -- Service Class 2
  Fidelity VIP Value Strategies Portfolio -- Service Class 2

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

  Franklin Flex Cap Growth Securities Fund -- Class 2
  Franklin Income Securities Fund -- Class 2
  Franklin Small Cap Value Securities Fund -- Class 2
  Franklin Small-Mid Cap Growth Securities Fund -- Class 2
  Franklin Strategic Income Securities Fund -- Class 1
  Mutual Discovery Securities Fund -- Class 2
  Mutual Shares Securities Fund -- Class 2
  Templeton Developing Markets Securities Fund -- Class 1
  Templeton Foreign Securities Fund -- Class 2
  Templeton Global Income Securities Fund -- Class 2
  Templeton Growth Securities Fund -- Class 2

HARTFORD HLS SERIES FUND II, INC.

  Hartford Growth Opportunities HLS Fund -- Class IA
  Hartford LargeCap Growth HLS Fund -- Class IA
  Hartford MidCap Growth HLS Fund -- Class IA
  Hartford SmallCap Growth HLS Fund -- Class IA
  Hartford U.S. Government Securities HLS Fund -- Class IA
  Hartford Value Opportunities HLS Fund -- Class IA

HARTFORD SERIES FUND, INC.

  Hartford Advisers HLS Fund -- Class IA
  Hartford Capital Appreciation HLS Fund -- Class IA
  Hartford Disciplined Equity HLS Fund -- Class IA
  Hartford Dividend and Growth HLS Fund -- Class IA
  Hartford Equity Income HLS Fund -- Class IA
  Hartford Fundamental Growth HLS Fund -- Class IA
  Hartford Global Equity HLS Fund -- Class IA
  Hartford Global Growth HLS Fund -- Class IA
  Hartford Growth HLS Fund -- Class IA
  Hartford High Yield HLS Fund -- Class IA
  Hartford International Growth HLS Fund -- Class IA
  Hartford International Opportunities HLS Fund -- Class IA
  Hartford Money Market HLS Fund -- Class IA
  Hartford Small Company HLS Fund -- Class IA
  Hartford Stock HLS Fund -- Class IA
  Hartford Total Return Bond HLS Fund -- Class IA
  Hartford Value HLS Fund -- Class IA

LORD ABBETT SERIES FUND, INC.

  Lord Abbett America's Value Portfolio -- Class VC
  Lord Abbett Bond-Debenture Portfolio -- Class VC
  Lord Abbett Growth and Income Portfolio -- Class VC

MFS(R) VARIABLE INSURANCE TRUST

  MFS(R) Growth Series -- Initial Class
  MFS(R) Investors Trust Series -- Initial Class
  MFS(R) Research Bond Series -- Initial Class
  MFS(R) Total Return Series -- Initial Class
  MFS(R) Value Series -- Initial Class

OPPENHEIMER VARIABLE ACCOUNT FUNDS

  Oppenheimer Capital Appreciation Fund/VA -- Service Shares
  Oppenheimer Global Securities Fund/VA -- Service Shares
  Oppenheimer Main Street Fund(R)/VA -- Service Shares
  Oppenheimer Main Street Small Cap Fund(R)/VA -- Service Shares
  Oppenheimer Value Fund/VA -- Service Shares

PUTNAM VARIABLE TRUST

  Putnam VT Diversified Income Fund -- Class IB
  Putnam VT Global Asset Allocation Fund -- Class IB
  Putnam VT International Equity Fund -- Class IB
  Putnam VT International Growth and Income Fund -- Class IB
  Putnam VT Small Cap Value Fund -- Class IB

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

  Van Kampen -- UIF Mid Cap Growth Portfolio -- Class II
  Van Kampen -- UIF U.S. Mid Cap Value Portfolio -- Class II

VAN KAMPEN LIFE INVESTMENT TRUST

  Van Kampen LIT Growth and Income Portfolio -- Class II

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The policy and its features may not be available for sale in all states. This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.

This Prospectus can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov). Prospectuses for the Underlying Funds can be obtained from your financial professional or by logging on to www.hartfordinvestor.com. The prospectuses contain detailed information, including risks, charges and fees, so please read it carefully before you invest or send money.

This life insurance policy IS NOT:

-   a bank deposit or obligation;

-   federally insured; or

-   endorsed by any bank or governmental agency.

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TABLE OF CONTENTS

                                                                           PAGE
--------------------------------------------------------------------------------
SUMMARY OF BENEFITS AND RISKS                                                  4
FEE TABLES                                                                     6
  Hartford Life Insurance Company                                              6
  Harford Life and Annuity Insurance Company                                   8
ABOUT US                                                                      17
  The Companies                                                               17
  The Separate Accounts                                                       17
  The Funds                                                                   17
  The Fixed Account                                                           24
CHARGES AND DEDUCTIONS                                                        24
YOUR POLICY                                                                   26
PREMIUMS                                                                      35
DEATH BENEFITS AND POLICY VALUES                                              38
MAKING WITHDRAWALS FROM YOUR POLICY                                           39
LOANS                                                                         39
LAPSE AND REINSTATEMENT                                                       40
FEDERAL TAX CONSIDERATIONS                                                    41
LEGAL PROCEEDINGS                                                             47
RESTRICTIONS ON FINANCIAL TRANSACTIONS                                        47
ILLUSTRATIONS OF POLICY BENEFITS                                              47
FINANCIAL TRANSACTIONS                                                        47
GLOSSARY OF SPECIAL TERMS                                                     48
APPENDIX A -- HYPOTHETICAL ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT
VALUES AND CASH SURRENDER VALUES                                              49
WHERE YOU CAN FIND MORE INFORMATION                                           54

4

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SUMMARY OF BENEFITS AND RISKS

This section contains a summary of the benefits available under the policy and the principal risks of purchasing the policy. It is only a summary and you should read the entire prospectus.

Please note that this prospectus describes two policies (one issued by Hartford Life Insurance Company and one issued by Hartford Life and Annuity Insurance Company); the material differences in these policies are described throughout this prospectus.

BENEFITS OF YOUR POLICY

FLEXIBILITY -- The policy is designed to be flexible to meet your specific life insurance needs. You have the flexibility to choose death benefit options, investment options, and premiums you pay.

DEATH BENEFIT -- While the policy is in force and when the insured dies, we pay a death benefit to your beneficiary. You have four death benefit options available. Options A, B and C are available when you purchase your policy. Option D is not available when you purchase your policy, however, you may change from Option B to Option D. However, your death benefit will never be less than the Minimum Death Benefit. See Death Benefits and Policy Values.

-   OPTION A (LEVEL OPTION): The death benefit is the current Face Amount.

- OPTION B (RETURN OF ACCOUNT VALUE OPTION): The death benefit is the current Face Amount, plus the Account Value on the date we receive due proof of the insured's death.

- OPTION C (RETURN OF PREMIUM OPTION): The death benefit is the current Face Amount, plus the sum of the premiums paid. This death benefit option is subject to an overall maximum, which is currently the Face Amount plus $5 million.

- OPTION D (DECREASING OPTION): The death benefit is the current Face Amount, plus the lesser of:

       - the Account Value on the date we receive due proof of the insured's death; or

       - the Account Value on the date of the change from death benefit Option B (Return of Account Value) to Option D (Decreasing Option), reduced by any withdrawals.

The death benefit is reduced by any money you owe us, such as outstanding loans, loan interest, or unpaid charges. You may change your death benefit option under certain circumstances. You may increase or decrease the Face Amount on your policy under certain circumstances.

INVESTMENT CHOICES -- You may invest in up to 20 different investment choices within your policy, from the available investment options and a Fixed Account. You may transfer money among your investment choices, subject to restrictions.

PREMIUM PAYMENTS -- You have the flexibility to choose how you pay premiums. You can choose a planned premium when you purchase the policy. You may change your planned premium, subject to certain limitations.

RIGHT TO EXAMINE YOUR POLICY -- You have a limited right to return the policy for cancellation after purchase. See "Your Policy and Contract Rights -- Right to Examine a Policy."

SURRENDER -- You may surrender your policy at any time prior to the maturity date for its Cash Surrender Value. (See "Risks of Your Policy," below).

LOANS -- You may use this policy as collateral to obtain a loan from Us.

SETTLEMENT OPTIONS -- You or your beneficiary may choose to receive the proceeds of the policy over a period of time by using one of several settlement options.

TAX BENEFITS -- In most cases, you are not taxed on earnings until you take earnings out of the policy (commonly known as "tax-deferral"). The death benefit may be subject to Federal and state estate taxes but your beneficiary will generally not be subject to income tax on the death benefit.

RIDERS -- You may select from a variety of riders.

ILLUSTRATIONS -- You will receive personalized illustrations in connection with the purchase of the Policy that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of termination, and the charges and deductions under the Policy. They will also help you to compare this Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value. We have included an example of such an illustration as Appendix A to this prospectus.

RISKS OF YOUR POLICY

This is a brief description of the principal risks of the policy.

INVESTMENT PERFORMANCE -- The value of your policy will fluctuate with the performance of the investment options you choose. Your investment options may decline in value, or they may not perform to your expectations. Your policy values in the Sub-Accounts are not guaranteed. Charges and fees may have a significant impact on policy Account Value and the investment performance of the Sub-Accounts (particularly with policies with lower Account Value). A comprehensive discussion of the risks of the underlying Funds held by each Sub-Account may be found in the underlying Fund's prospectus. You should read the prospectus of each Fund before investing.

UNSUITABLE FOR SHORT-TERM SAVINGS -- The policy is designed for long term financial planning. You should not purchase the policy if you will need the premium payment in a short time period.

RISK OF LAPSE -- Your policy could terminate if the value of the policy becomes too low to support the policy's monthly

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charges. If this occurs, we will notify you in writing. You will then have a
61-day grace period to pay additional amounts to prevent the policy from terminating.

WITHDRAWAL LIMITATIONS -- One partial withdrawal is allowed each month. The minimum allowed is $500, and the maximum allowed is the Cash Surrender Value minus $1,000. One partial withdrawal is allowed per month. Withdrawals will reduce your Policy's death benefit, may increase the risk of policy lapse, and may be subject to a withdrawal charge.

TRANSFER LIMITATIONS -- We reserve the right to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers among your investment options and the Fixed Account.

LOANS -- Using your policy as collateral to obtain a loan from Us, may increase the risk that your policy will lapse, will have a permanent effect on the policy's Account Value, and will reduce the death proceeds. The No-Lapse Guarantee will not protect the policy from lapsing if there is policy Indebtness. Therefore, you should carefully consider the impact of taking policy loans during the No-Lapse Guarantee Period.

ADVERSE TAX CONSEQUENCES -- You may be subject to income tax if you receive any loans, withdrawals or other amounts from the policy, and you may be subject to a 10% penalty tax. See "Federal Tax Considerations." There could be significant adverse tax consequences if the policy should lapse or be surrendered when there are loans outstanding.

TAX LAW CHANGES -- Tax laws, regulations, and interpretations are subject to change. Such changes may impact the expected benefits of purchasing this policy.

CREDIT RISK -- Any Death Benefit guarantee provided by the policy or any rider and the Fixed Account obligations depend on the Company's financial ability to fulfill its obligations. You should review the Company's financial statements which are available upon request and are attached to the Statement of Additional Information (SAI).

INCREASE IN CURRENT FEES AND EXPENSES -- Certain policy fees and expenses may be currently charged at less than their maximum amounts. We may increase these current fees and expenses up to the guaranteed maximum levels.

6

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FEE TABLES -- HARTFORD LIFE INSURANCE COMPANY

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. The first table describes the maximum fees and expenses that you will pay at the time that you buy the policy, surrender the policy, take a withdrawal or transfer cash value between investment options.

TRANSACTION FEES

       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Front-end sales load  When you pay premium.                     Maximum Charge
                                                                5.75% of premium.
Tax Charge on         When you pay premium.                     A percent of premium which varies by your state and municipality of
Premium Payments                                                residence. The range of premium tax charge is generally between 0%
                                                                and 4%.
                                                                This rate will change if your state or municipality changes its premium tax charges. It may change if you change your state or municipality of residence.
Surrender Charge (1)  If you surrender your policy:             Minimum Charge
                      - During the first 9 policy years;        $3.00 per $1,000 of initial Face Amount for a 1 year-old female.
                      - Within 9 policy years of an             Maximum Charge
                      unscheduled increase in your Face         $38.95 per $1,000 of initial Face Amount for a 65-year-old male
                      Amount; or                                non-nicotine.
                      - Within 9 policy years of an increase    Charge for a representative insured
                      in your Face Amount under the Cost of     $15.00 per $1,000 of initial Face Amount for a 41-year-old male
                      Living Adjustment Rider, if elected.      standard non-nicotine.
Transfer Fees         When you make a transfer after the first  Maximum Charge: $25 per transfer.*
                      transfer in any month.
Withdrawal Charge     When you take a withdrawal.               Maximum Charge: $10 per withdrawal.*

*   Not currently being assessed.

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Fund fees and expenses.

CHARGES OTHER THAN FUND OPERATING EXPENSES

       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Cost of Insurance     Monthly.                                  Minimum Charge
Charges (1)                                                     $0.056667 per $1,000 of the net amount at risk for a 10 year-old female in the first year.
                                                                Maximum Charge
                                                                $12.745833 per $1,000 of the net amount at risk for an 85-year-old male in the first year.
                                                                Charge for a representative insured
                                                                $0.274167 per $1,000 of the net amount at risk for a 41-year-old male in the first year.
Mortality and         Monthly.                                  Maximum Charge:
Expense Risk Charge                                             Policy Years 1-10 0.65% of Account Value per year
(2)                                                             Policy Years 11-20 0.40% of Account Value per year
                                                                Policy Years 21+ 0.25% of Account Value per year
Administrative        Monthly.                                  Maximum Charge: $10 per month.
Charge
Monthly per $1,000    Monthly for the first 10 policy years.    Minimum Charge
Charge (1)(3)                                                   $3.00 per $1,000 of initial Face Amount (deducted on a monthly basis at a rate of $0.25 per month) during the first policy year for 10 year old male.
                                                                Maximum Charge
                                                                $36.00 per $1,000 of initial Face Amount (deducted on a monthly basis at a rate of $3.00 per month) during the first policy year for
                                                                75-year-old male
                                                                Charge for a representative insured
                                                                $6.75 per $1,000 of initial Face Amount (deducted on a monthly basis at a rate of $0.5625 per month) during the first policy year for a
                                                                41-year-old standard non-nicotine user
Loan Interest Rate    Monthly if you have taken a loan on your  Maximum Charge: 5% annually policy.

(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. You may obtain more information about the charge that would apply to you by contacting your financial representative for a personalized illustration.

(2) The current mortality and expense risk charge is 0.65% per policy year during policy years 1-10, and 0% per year thereafter.

(3)  Currently, this charge is only being charged for 5 policy years.

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
       CHARGE                       WHEN CHARGE IS DEDUCTED                                  AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------
Deduction Amount      Monthly.                                             Minimum Charge
Waiver Rider (1)                                                           6.9% of the monthly deduction amount for a
                                                                           10-year-old male in the first policy year.
                                                                           Maximum Charge
                                                                           33.3% of the monthly deduction amount for a
                                                                           55-year-old female in the first policy year.
                                                                           Charge for a representative insured
                                                                           9.2% of the monthly deduction amount for a
                                                                           36-year-old male in the first policy year.
Waiver of Specified   Monthly.                                             Minimum Charge
Amount Disability                                                          $0.04 per $1 of specified amount for a 20-year-old
Benefit Rider                                                              male in policy year 1.
                                                                           Maximum Charge
                                                                           $0.107 per $1 of specified amount for a 59-year-old
                                                                           female in policy year 1.
                                                                           Charge for a representative insured
                                                                           $0.042 per $1 of specified amount for a 42-year-old
                                                                           male in policy year 1.
Accidental Death      Monthly.                                             Minimum Charge
Benefit Rider (1)                                                          $0.083 per $1,000 of the net amount at risk for a
                                                                           10-year-old in the first policy year.
                                                                           Maximum Charge
                                                                           $0.183 per $1,000 of the net amount at risk for a
                                                                           60-year-old in the first policy year.
                                                                           Charge for a representative insured
                                                                           $0.09 per $1,000 of the net amount at risk for a
                                                                           36-year-old in the first policy year.
Term Insurance Rider  Monthly.                                             Minimum Charge
(1)                                                                        0.056667 per $1,000 of the net amount at risk for a
                                                                           10-year-old in the first policy year.
                                                                           Maximum Charge
                                                                           $13.24833 per $1,000 of the net amount at risk for
                                                                           an 85-year-old male smoker in the first policy
                                                                           year.
                                                                           Charge for a representative insured
                                                                           $0.193333 per $1,000 of the net amount at risk for
                                                                           a 36-year-old male preferred non-nicotine in the
                                                                           first policy year.
Child Insurance       Monthly.                                             The fee is $0.50 per $1,000 of coverage for all
Rider                                                                      children.
Overloan Protection   If you elect this rider, the charge is deducted      Maximum Charge: 7% of Account Value
Rider                 from Account Value when you exercise the rider
                      benefit.
LifeAccess            Monthly.                                             Minimum Charge
Accelerated Benefit                                                        $0.039958 per $1,000 of the benefit net amount at
Rider                                                                      risk for a 25 year-old female preferred plus
                                                                           non-nicotine in the first policy year.
                                                                           Maximum Charge
                                                                           $3.431333 per $1,000 of the benefit net amount at
                                                                           risk for an 80 year-old male standard nicotine in
                                                                           the first policy year.
                                                                           Charge for a representative insured
                                                                           $0.08550 per $1,000 of the benefit net amount at
                                                                           risk for a 42 year-old male preferred non-nicotine
                                                                           in the first policy year.
Accelerated Death     When you exercise the benefit.                       Maximum Charge: $300
Benefit Rider for
Terminal Illnesses

(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. You may obtain more information about the charge that would apply to you by contacting your financial representative for a personalized illustration. See the Term Insurance Rider description in the "Other Benefits" section for information you should consider when evaluating the use of the Term Insurance Rider.

8

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FEE TABLES -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. The first table describes the maximum fees and expenses that you will pay at the time that you buy the policy, surrender the policy, take a withdrawal or transfer cash value between investment options. Your specific fees and charges are described on the specification page of your policy.

TRANSACTION FEES

       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Front-end Sales Load  When you pay premium.                     Maximum Charge
                                                                5.75% of premium. In Oregon, the maximum is 7.75%.
Tax Charge on         When you pay premium.                     A percent of premium which varies by your state and municipality of
Premium Payments                                                residence. The range of tax charge is generally between 0% and 4%.
                                                                This rate will change if your state or municipality changes its tax charges. It may change if you change your state or municipality of residence.
Surrender Charge (1)  If you surrender your policy:             Minimum Charge
                      - During the first 9 policy years;        $3.00 per $1,000 of the initial Face Amount for a 1-year-old female.
                      - Within 9 policy years of an             Maximum Charge
                      unscheduled increase in your Face         $45.00 per $1,000 of the initial Face Amount for a 65-year- old male
                      Amount; or                                non-nicotine.
                      - Within 9 policy years of an increase    Charge for representative insured
                      in your Face Amount under the Cost of     $15.00 per $1,000 of the initial Face Amount for a 41-year-old male
                      Living Adjustment Rider, if elected.      standard non-nicotine.
Transfer Fees         When you make a transfer after the first  Maximum Charge: $25 per transfer.*
                      transfer in any month.
Withdrawal Charge     When you take a withdrawal.               Maximum Charge: $10 per withdrawal.*

(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. You may obtain more information about the charge that would apply to you by contacting your financial representative for a personalized illustration.

*   Not currently being assessed.

-------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Fund fees and expenses.

CHARGES OTHER THAN FUND OPERATING EXPENSES

       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Cost of Insurance     Monthly.                                  Minimum Charge
Charges (1)                                                     $0.056667 per $1,000 of the net amount at risk for a 10-year-old female in the first policy year.
                                                                Maximum Charge
                                                                $12.745833 per $1,000 of the net amount at risk for an 85-year-old male in the first policy year.
                                                                Charge for a representative insured
                                                                $0.274167 per $1,000 of the net amount at risk for a 41-year-old male preferred non-nicotine in the first policy year.
Mortality and         Monthly during the first 21 policy        Maximum Charge:
Expense Risk Charge   years.                                    Policy Years 1-10 0.65% of Account Value per year
(2)                                                             Policy Years 11-20 0.40% of Account Value per year
                                                                Policy Years 21+ 0.25% of Account Value per year
Administrative        Monthly.                                  Maximum Charge: $10
Charge
Monthly per $1,000    Monthly for the first 10 policy years.    Minimum Charge
Charge (1)(3)                                                   $3.00 per $1,000 of initial Face Amount (deducted on a monthly basis at a rate of $0.25 per month) during the first policy year for a
                                                                25-year-old male standard non-nicotine.
                                                                Maximum Charge
                                                                $36.00 per $1,000 of initial Face Amount (deducted on a monthly basis at a rate of $3.00 per month) during the first policy year for
                                                                75-year-old male standard nicotine.
                                                                Charge for a representative insured
                                                                $6.75 per $1,000 of initial Face Amount (deducted on a monthly basis at a rate of $0.5625 per month) during the first policy year for a
                                                                41-year-old male preferred non-nicotine user.
Loan Interest Rate    Monthly if you have taken a loan on your  Maximum Charge: 5.0% annually policy.

(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. You may obtain more information about the charge that would apply to you by contacting your financial representative for a personalized illustration.

(2) The current mortality and expense risk charge for policy years 1 - 10 is equal to 0.65% per policy year and 0% per year thereafter.

(3)  Currently, this charge is only being charged for 5 policy years.

10

-------------------------------------------------------------------------------

CHARGES OTHER THAN FUND OPERATING EXPENSES -- CONTINUED

   RIDER CHARGES                    WHEN CHARGE IS DEDUCTED                                  AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------
Deduction Amount      Monthly.                                             Minimum Charge
Waiver Rider (1)                                                           6.9% of the monthly deduction amount for a
                                                                           10-year-old male in the first policy year.
                                                                           Maximum Charge
                                                                           33.3% of the monthly deduction amount for a
                                                                           55-year-old female in the first policy year.
                                                                           Charge for a representative insured
                                                                           9.2% of the monthly deduction amount for a
                                                                           39-year-old male in the first policy year
Waiver of Specified   Monthly.                                             Minimum Charge
Amount Disability                                                          $0.04 per $1 of specified amount for a 20-year-old
Benefit Rider                                                              male in policy year 1.
                                                                           Maximum Charge
                                                                           $0.107 per $1 of specified amount for a 59-year-old
                                                                           female in policy year 1.
                                                                           Charge for a representative insured
                                                                           $0.042 per $1 of specified amount for a 42-year-old
                                                                           male in policy year 1.
Accidental Death      Monthly.                                             Minimum Charge
Benefit Rider (1)                                                          $0.083 per $1,000 of the net amount at risk for a
                                                                           10-year-old in the first policy year.
                                                                           Maximum Charge
                                                                           $0.18 per $1,000 of the net amount at risk for a
                                                                           60-year-old in the first policy year.
                                                                           Charge for a representative insured
                                                                           $0.096 per $1,000 of the net amount at risk for a
                                                                           39-year-old in the first policy year.
Term Insurance Rider  Monthly.                                             Minimum Charge
(1)                                                                        $0.056667 per $1,000 of the net amount at risk for
                                                                           a 10-year-old female preferred non-nicotine in the
                                                                           first policy year.
                                                                           Maximum Charge
                                                                           $13.24833 per $1,000 of the net amount at risk for
                                                                           an 85-year-old male nicotine in the first policy
                                                                           year.
                                                                           Charge for a representative insured
                                                                           $0.241667 per $1,000 of the net amount at risk for
                                                                           a 39-year-old male preferred non-nicotine in the
                                                                           first policy year.
Child Insurance       Monthly.                                             The fee is $0.50 per $1,000 of coverage for all
Rider                                                                      children.
Overloan Protection   If you elect this rider, the charge is deducted      Maximum Charge: 7% of Account Value
Rider                 when you exercise the rider benefit.
Accelerated Death     When you exercise the benefit.                       Maximum Charge: $300
Benefit Rider for
Terminal Illnesses
LifeAccess            Monthly.                                             Minimum Charge
Accelerated Benefit                                                        $0.039958 per $1,000 of the benefit net amount at
Rider                                                                      risk for a 25 year-old female preferred plus
                                                                           non-nicotine in the first policy year.
                                                                           Maximum Charge
                                                                           $3.431333 per $1,000 of the benefit net amount at
                                                                           risk for an 80 year-old male standard nicotine in
                                                                           the first policy year.
                                                                           Charge for a representative insured
                                                                           $0.08550 per $1,000 of the benefit net amount at
                                                                           risk for a 42 year-old male preferred non-nicotine
                                                                           in the first policy year.

(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. You may obtain more information about the charge that would apply to you by contacting your financial representative for a personalized illustration. See the Term Insurance Rider description in the "Other Benefits" section for information you should consider when evaluating the use of the Term Insurance Rider.

-------------------------------------------------------------------------------

                         ANNUAL FUND OPERATING EXPENSES

Each Subaccount purchases shares of the corresponding underlying Fund at net asset value. The net asset value of an underlying Fund reflects the investment advisory fees and other expenses of the underlying Fund that are deducted from the assets in that underlying fund. These underlying Fund expenses may vary from year to year and are more fully described in each underlying Fund's prospectus.

The first table shows the minimum and maximum total operating expenses charged by the underlying Funds expressed as a percentage of average daily net assets, for the year ended December 31, 2007.

                                                                   MINIMUM            MAXIMUM
--------------------------------------------------------------------------------------------------
TOTAL ANNUAL FUND OPERATING EXPENSES                                 0.47%              1.63%
[expenses that are deducted from underlying Fund assets,
including management fees, distribution,
and/or service (12b-1) fees and other expenses.]

                 INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES

The next table shows the Total Annual Fund Operating Expenses for each underlying Fund. The fees and expenses are expressed as a percentage of average net assets for the year ended December 31, 2007. Actual fees and expenses for the underlying Fund vary daily. As a result, the fees and expenses for any given day may be greater or less than the Total Annual Fund Operating Expenses listed below. More detail concerning each underlying Fund's fees and expenses is contained in the prospectus for each Fund. The information presented, including any expense reimbursement arrangements, is based on publicly available information and is qualified in its entirety by the then current prospectus for each underlying Fund. Not all of the funds listed below are available to new investments or transfers of contract value. Please refer to the fund objective table for more details.

                                                          DISTRIBUTION
                                                             AND/OR                         ACQUIRED FUND
                                          MANAGEMENT     SERVICE (12B-1)       OTHER          FEES AND
UNDERLYING FUND:                              FEE             FEES*          EXPENSES         EXPENSES
----------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
 AIM V.I. Capital Appreciation Fund --       0.610%              N/A           0.270%           0.000%
  Series I
 AIM V.I. Capital Development Fund --        0.750%              N/A           0.310%           0.000%
  Series I
 AIM V.I. Core Equity Fund -- Series I       0.600%              N/A           0.280%           0.020%
 AIM V.I. International Growth Fund --       0.710%              N/A           0.360%           0.010%
  Series I
 AIM V.I. Small Cap Equity Fund --           0.750%              N/A           0.370%           0.010%
  Series I
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
SERIES FUND, INC.
 AllianceBernstein VPS Balanced Wealth       0.550%           0.250%           0.270%              N/A
  Strategy Portfolio -- Class B
 AllianceBernstein VPS International         0.750%           0.250%           0.450%              N/A
  Growth Portfolio -- Class B
 AllianceBernstein VPS International         0.750%           0.250%           0.060%              N/A
  Value Portfolio -- Class B
 AllianceBernstein VPS Small/Mid Cap         0.750%           0.250%           0.080%              N/A
  Value Portfolio -- Class B
 AllianceBernstein VPS Value Portfolio       0.550%           0.250%           0.100%              N/A
  -- Class B
AMERICAN FUNDS INSURANCE SERIES
 American Funds Asset Allocation Fund        0.310%           0.250%           0.010%              N/A
  -- Class 2
 American Funds Blue Chip Income and         0.410%           0.250%           0.010%              N/A
  Growth Fund -- Class 2
 American Funds Bond Fund -- Class 2         0.400%           0.250%           0.010%              N/A

                                                            CONTRACTUAL             NET TOTAL
                                         TOTAL ANNUAL       FEE WAIVER               ANNUAL
                                           OPERATING      AND/OR EXPENSE            OPERATING
UNDERLYING FUND:                           EXPENSES        REIMBURSEMENT            EXPENSES
--------------------------------------  -------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
 AIM V.I. Capital Appreciation Fund --       0.880%            0.000%            0.880%  (1)(3)(4)(5)
  Series I
 AIM V.I. Capital Development Fund --        1.060%            0.010%            1.050%  (1)(2)(3)(4)(5)
  Series I
 AIM V.I. Core Equity Fund -- Series I       0.900%            0.010%            0.890%  (1)(3)(4)(5)
 AIM V.I. International Growth Fund --       1.080%            0.010%            1.070%  (1)(3)(4)(5)
  Series I
 AIM V.I. Small Cap Equity Fund --           1.130%               N/A            1.130%  (1)(3)(5)(6)
  Series I
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
SERIES FUND, INC.
 AllianceBernstein VPS Balanced Wealth       1.070%            0.060%            1.010%  (7)
  Strategy Portfolio -- Class B
 AllianceBernstein VPS International         1.450%               N/A            1.450%
  Growth Portfolio -- Class B
 AllianceBernstein VPS International         1.060%               N/A            1.060%
  Value Portfolio -- Class B
 AllianceBernstein VPS Small/Mid Cap         1.080%               N/A            1.080%
  Value Portfolio -- Class B
 AllianceBernstein VPS Value Portfolio       0.900%               N/A            0.900%
  -- Class B
AMERICAN FUNDS INSURANCE SERIES
 American Funds Asset Allocation Fund        0.570%               N/A            0.570%  (8)
  -- Class 2
 American Funds Blue Chip Income and         0.670%               N/A            0.670%  (8)
  Growth Fund -- Class 2
 American Funds Bond Fund -- Class 2         0.660%               N/A            0.660%  (8)

12

-------------------------------------------------------------------------------

                                                          DISTRIBUTION
                                                             AND/OR                         ACQUIRED FUND
                                          MANAGEMENT     SERVICE (12B-1)       OTHER          FEES AND
UNDERLYING FUND:                              FEE             FEES*          EXPENSES         EXPENSES
----------------------------------------------------------------------------------------------------------
 American Funds Global Bond Fund --          0.570%           0.250%           0.040%              N/A
  Class 2
 American Funds Global Growth and            0.690%           0.250%           0.020%              N/A
  Income Fund -- Class 2
 American Funds Global Growth Fund --        0.530%           0.250%           0.020%              N/A
  Class 2
 American Funds Global Small                 0.700%           0.250%           0.030%              N/A
  Capitalization Fund -- Class 2
 American Funds Growth Fund -- Class 2       0.320%           0.250%           0.010%              N/A
 American Funds Growth-Income Fund --        0.260%           0.250%           0.010%              N/A
  Class 2
 American Funds International Fund --        0.490%           0.250%           0.030%              N/A
  Class 2
 American Funds New World Fund --            0.760%           0.250%           0.060%              N/A
  Class 2
FIDELITY VARIABLE INSURANCE PRODUCTS
FUNDS
 Fidelity VIP Contrafund(R) Portfolio        0.560%           0.250%           0.090%              N/A
  -- Service Class 2
 Fidelity VIP Dynamic Capital                0.560%           0.250%           0.230%              N/A
  Appreciation Portfolio -- Service
  Class 2
 Fidelity VIP Freedom 2010 Portfolio            N/A           0.250%              N/A           0.560%
  -- Service Class 2
 Fidelity VIP Freedom 2020 Portfolio            N/A           0.250%              N/A           0.620%
  -- Service Class 2
 Fidelity VIP Freedom 2030 Portfolio            N/A           0.250%              N/A           0.660%
  -- Service Class 2
 Fidelity VIP Growth Portfolio --            0.560%           0.250%           0.090%              N/A
  Service Class 2
 Fidelity VIP Mid Cap Portfolio --           0.560%           0.250%           0.100%              N/A
  Service Class 2
 Fidelity VIP Value Strategies               0.560%           0.250%           0.140%              N/A
  Portfolio --Service Class 2
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
 Franklin Flex Cap Growth Securities         0.730%           0.250%           0.310%           0.040%
  Fund -- Class 2
 Franklin Income Securities Fund --          0.450%           0.250%           0.020%              N/A
  Class 2
 Franklin Small Cap Value Securities         0.510%           0.250%           0.150%           0.020%
  Fund -- Class 2
 Franklin Small-Mid Cap Growth               0.470%           0.250%           0.280%           0.010%
  Securities Fund --Class 2
 Franklin Strategic Income Securities        0.370%              N/A           0.250%              N/A
  Fund -- Class 1
 Mutual Discovery Securities Fund --         0.800%           0.250%           0.170%              N/A
  Class 2
 Mutual Shares Securities Fund --            0.590%           0.250%           0.130%              N/A
  Class 2
 Templeton Developing Markets                1.230%              N/A           0.250%              N/A
  Securities Fund --Class 1
 Templeton Foreign Securities Fund --        0.630%           0.250%           0.140%           0.020%
  Class 2
 Templeton Global Income Securities          0.500%           0.250%           0.140%              N/A
  Fund -- Class 2
 Templeton Growth Securities Fund --         0.730%           0.250%           0.030%              N/A
  Class 2

                                                            CONTRACTUAL             NET TOTAL
                                         TOTAL ANNUAL       FEE WAIVER               ANNUAL
                                           OPERATING      AND/OR EXPENSE            OPERATING
UNDERLYING FUND:                           EXPENSES        REIMBURSEMENT            EXPENSES
--------------------------------------  -------------------------------------------------------------
 American Funds Global Bond Fund --          0.860%               N/A            0.860%  (8)
  Class 2
 American Funds Global Growth and            0.960%               N/A            0.960%  (8)
  Income Fund -- Class 2
 American Funds Global Growth Fund --        0.800%               N/A            0.800%  (8)
  Class 2
 American Funds Global Small                 0.980%               N/A            0.980%  (8)
  Capitalization Fund -- Class 2
 American Funds Growth Fund -- Class 2       0.580%               N/A            0.580%  (8)
 American Funds Growth-Income Fund --        0.520%               N/A            0.520%  (8)
  Class 2
 American Funds International Fund --        0.770%               N/A            0.770%  (8)
  Class 2
 American Funds New World Fund --            1.070%               N/A            1.070%  (8)
  Class 2
FIDELITY VARIABLE INSURANCE PRODUCTS
FUNDS
 Fidelity VIP Contrafund(R) Portfolio        0.900%               N/A            0.900%  (10)
  -- Service Class 2
 Fidelity VIP Dynamic Capital                1.040%               N/A            1.040%  (9)
  Appreciation Portfolio -- Service
  Class 2
 Fidelity VIP Freedom 2010 Portfolio            N/A               N/A            0.810%
  -- Service Class 2
 Fidelity VIP Freedom 2020 Portfolio            N/A               N/A            0.870%
  -- Service Class 2
 Fidelity VIP Freedom 2030 Portfolio            N/A               N/A            0.910%
  -- Service Class 2
 Fidelity VIP Growth Portfolio --            0.900%               N/A            0.900%  (10)
  Service Class 2
 Fidelity VIP Mid Cap Portfolio --           0.910%               N/A            0.910%  (10)
  Service Class 2
 Fidelity VIP Value Strategies               0.950%               N/A            0.950%
  Portfolio --Service Class 2
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
 Franklin Flex Cap Growth Securities         1.330%            0.360%            0.970%  (11)(12)
  Fund -- Class 2
 Franklin Income Securities Fund --          0.720%               N/A            0.720%  (13)
  Class 2
 Franklin Small Cap Value Securities         0.930%            0.020%            0.910%  (11)
  Fund -- Class 2
 Franklin Small-Mid Cap Growth               1.010%            0.010%            1.000%  (11)
  Securities Fund --Class 2
 Franklin Strategic Income Securities        0.620%               N/A            0.620%
  Fund -- Class 1
 Mutual Discovery Securities Fund --         1.220%               N/A            1.220%
  Class 2
 Mutual Shares Securities Fund --            0.970%               N/A            0.970%
  Class 2
 Templeton Developing Markets                1.480%               N/A            1.480%
  Securities Fund --Class 1
 Templeton Foreign Securities Fund --        1.040%            0.020%            1.020%  (11)
  Class 2
 Templeton Global Income Securities          0.890%               N/A            0.890%  (13)
  Fund -- Class 2
 Templeton Growth Securities Fund --         1.010%               N/A            1.010%  (13)
  Class 2

-------------------------------------------------------------------------------

                                                          DISTRIBUTION
                                                             AND/OR                         ACQUIRED FUND
                                          MANAGEMENT     SERVICE (12B-1)       OTHER          FEES AND
UNDERLYING FUND:                              FEE             FEES*          EXPENSES         EXPENSES
----------------------------------------------------------------------------------------------------------
HARTFORD HLS SERIES FUND II, INC.
 Hartford Growth Opportunities HLS           0.610%              N/A           0.030%              N/A
  Fund - - Class IA
 Hartford LargeCap Growth HLS Fund --        0.650%              N/A           0.030%              N/A
  Class IA
 Hartford MidCap Growth HLS Fund --          0.800%              N/A           0.050%              N/A
  Class IA
 Hartford SmallCap Growth HLS Fund --        0.610%              N/A           0.020%              N/A
  Class IA
 Hartford U.S. Government Securities         0.450%              N/A           0.020%              N/A
  HLS Fund --Class IA
 Hartford Value Opportunities HLS Fund       0.610%              N/A           0.030%              N/A
  - - Class IA
HARTFORD SERIES FUND, INC.
 Hartford Advisers HLS Fund -- Class         0.600%              N/A           0.030%              N/A
  IA
 Hartford Capital Appreciation HLS           0.630%              N/A           0.040%              N/A
  Fund --Class IA
 Hartford Disciplined Equity HLS Fund        0.670%              N/A           0.030%              N/A
  -- Class IA
 Hartford Dividend and Growth HLS Fund       0.640%              N/A           0.030%              N/A
  -- Class IA
 Hartford Equity Income HLS Fund --          0.800%              N/A           0.040%              N/A
  Class IA
 Hartford Fundamental Growth HLS Fund        0.800%              N/A           0.050%              N/A
  -- Class IA
 Hartford Global Equity HLS Fund --          0.950%              N/A           0.100%              N/A
  Class IA
 Hartford Global Growth HLS Fund --          0.690%              N/A           0.040%              N/A
  Class IA
 Hartford Growth HLS Fund -- Class IA        0.790%              N/A           0.040%              N/A
 Hartford High Yield HLS Fund -- Class       0.690%              N/A           0.040%              N/A
  IA
 Hartford International Growth HLS           0.790%              N/A           0.040%              N/A
  Fund -- Class IA
 Hartford International Opportunities        0.670%              N/A           0.040%              N/A
  HLS Fund - - Class IA
 Hartford Money Market HLS Fund --           0.440%              N/A           0.030%              N/A
  Class IA
 Hartford Small Company HLS Fund --          0.670%              N/A           0.030%              N/A
  Class IA
 Hartford Stock HLS Fund - - Class IA        0.460%              N/A           0.030%              N/A
 Hartford Total Return Bond HLS Fund         0.460%              N/A           0.030%              N/A
  -- Class IA
 Hartford Value HLS Fund - - Class IA        0.800%              N/A           0.040%              N/A
LORD ABBETT SERIES FUND, INC.
 Lord Abbett America's Value Portfolio       0.750%              N/A           0.450%              N/A
  -- Class VC
 Lord Abbett Bond-Debenture Portfolio        0.500%              N/A           0.450%              N/A
  --Class VC
 Lord Abbett Growth and Income               0.470%              N/A           0.410%              N/A
  Portfolio -- Class VC
MFS(R) VARIABLE INSURANCE TRUST
 MFS(R) Growth Series --Initial Class        0.750%              N/A           0.120%              N/A

                                                            CONTRACTUAL             NET TOTAL
                                         TOTAL ANNUAL       FEE WAIVER               ANNUAL
                                           OPERATING      AND/OR EXPENSE            OPERATING
UNDERLYING FUND:                           EXPENSES        REIMBURSEMENT            EXPENSES
--------------------------------------  -------------------------------------------------------------
HARTFORD HLS SERIES FUND II, INC.
 Hartford Growth Opportunities HLS           0.640%               N/A            0.640%
  Fund - - Class IA
 Hartford LargeCap Growth HLS Fund --        0.680%               N/A            0.680%
  Class IA
 Hartford MidCap Growth HLS Fund --          0.850%               N/A            0.850%
  Class IA
 Hartford SmallCap Growth HLS Fund --        0.630%               N/A            0.630%
  Class IA
 Hartford U.S. Government Securities         0.470%               N/A            0.470%
  HLS Fund --Class IA
 Hartford Value Opportunities HLS Fund       0.640%               N/A            0.640%
  - - Class IA
HARTFORD SERIES FUND, INC.
 Hartford Advisers HLS Fund -- Class         0.630%               N/A            0.630%
  IA
 Hartford Capital Appreciation HLS           0.670%               N/A            0.670%
  Fund --Class IA
 Hartford Disciplined Equity HLS Fund        0.700%               N/A            0.700%
  -- Class IA
 Hartford Dividend and Growth HLS Fund       0.670%               N/A            0.670%
  -- Class IA
 Hartford Equity Income HLS Fund --          0.840%               N/A            0.840%
  Class IA
 Hartford Fundamental Growth HLS Fund        0.850%               N/A            0.850%  (14)
  -- Class IA
 Hartford Global Equity HLS Fund --          1.050%               N/A            1.050%  (15)
  Class IA
 Hartford Global Growth HLS Fund --          0.730%               N/A            0.730%
  Class IA
 Hartford Growth HLS Fund -- Class IA        0.830%               N/A            0.830%
 Hartford High Yield HLS Fund -- Class       0.730%               N/A            0.730%  (16)
  IA
 Hartford International Growth HLS           0.830%               N/A            0.830%
  Fund -- Class IA
 Hartford International Opportunities        0.710%               N/A            0.710%
  HLS Fund - - Class IA
 Hartford Money Market HLS Fund --           0.470%               N/A            0.470%  (17)
  Class IA
 Hartford Small Company HLS Fund --          0.700%               N/A            0.700%
  Class IA
 Hartford Stock HLS Fund - - Class IA        0.490%               N/A            0.490%
 Hartford Total Return Bond HLS Fund         0.490%               N/A            0.490%
  -- Class IA
 Hartford Value HLS Fund - - Class IA        0.840%               N/A            0.840%
LORD ABBETT SERIES FUND, INC.
 Lord Abbett America's Value Portfolio       1.200%            0.050%            1.150%  (18)
  -- Class VC
 Lord Abbett Bond-Debenture Portfolio        0.950%            0.100%            0.850%  (19)
  --Class VC
 Lord Abbett Growth and Income               0.880%               N/A            0.880%
  Portfolio -- Class VC
MFS(R) VARIABLE INSURANCE TRUST
 MFS(R) Growth Series --Initial Class        0.870%               N/A            0.870%  (20)

14

-------------------------------------------------------------------------------

                                                          DISTRIBUTION
                                                             AND/OR                         ACQUIRED FUND
                                          MANAGEMENT     SERVICE (12B-1)       OTHER          FEES AND
UNDERLYING FUND:                              FEE             FEES*          EXPENSES         EXPENSES
----------------------------------------------------------------------------------------------------------
 MFS(R) Investors Trust Series --            0.750%              N/A           0.100%              N/A
  Initial Class
 MFS(R) Research Bond Series --              0.600%              N/A           0.170%              N/A
  Initial Class
 MFS(R) Total Return Series -- Initial       0.750%              N/A           0.080%              N/A
  Class
 MFS(R) Value Series --Initial Class         0.750%              N/A           0.110%              N/A
OPPENHEIMER VARIABLE ACCOUNT FUNDS
 Oppenheimer Capital Appreciation            0.640%           0.250%           0.020%              N/A
  Fund/VA --Service Shares
 Oppenheimer Global Securities Fund/VA       0.620%           0.250%           0.020%              N/A
  --Service Shares
 Oppenheimer Main Street Fund(R)/VA --       0.640%           0.250%           0.010%              N/A
  Service Shares
 Oppenheimer Main Street Small Cap           0.700%           0.250%           0.020%              N/A
  Fund(R)/VA --Service Shares
 Oppenheimer Value Fund/ VA -- Service       0.750%           0.250%           0.630%              N/A
  Shares
PUTNAM VARIABLE TRUST
 Putnam VT Diversified Income Fund --        0.700%           0.250%           0.130%           0.010%
  Class IB
 Putnam VT Global Asset Allocation           0.700%           0.250%           0.150%           0.010%
  Fund -- Class IB
 Putnam VT International Equity Fund         0.730%           0.250%           0.110%           0.010%
  -- Class IB
 Putnam VT International Growth and          0.800%           0.250%           0.150%              N/A
  Income Fund -- Class IB
 Putnam VT Small Cap Value Fund --           0.770%           0.250%           0.100%           0.070%
  Class IB
THE UNIVERSAL INSTITUTIONAL FUNDS,
INC.
 Van Kampen -- UIF Mid Cap Growth            0.750%           0.350%           0.340%              N/A
  Portfolio --Class II
 Van Kampen -- UIF U.S. Mid Cap Value        0.720%           0.350%           0.290%              N/A
  Portfolio --Class II
VAN KAMPEN LIFE INVESTMENT TRUST
 Van Kampen LIT Growth and Income            0.560%           0.250%           0.040%              N/A
  Portfolio --Class II

                                                            CONTRACTUAL             NET TOTAL
                                         TOTAL ANNUAL       FEE WAIVER               ANNUAL
                                           OPERATING      AND/OR EXPENSE            OPERATING
UNDERLYING FUND:                           EXPENSES        REIMBURSEMENT            EXPENSES
--------------------------------------  -------------------------------------------------------------
 MFS(R) Investors Trust Series --            0.850%               N/A            0.850%  (20)
  Initial Class
 MFS(R) Research Bond Series --              0.770%               N/A            0.770%  (21)
  Initial Class
 MFS(R) Total Return Series -- Initial       0.830%               N/A            0.830%  (22)
  Class
 MFS(R) Value Series --Initial Class         0.860%               N/A            0.860%  (20)
OPPENHEIMER VARIABLE ACCOUNT FUNDS
 Oppenheimer Capital Appreciation            0.910%               N/A            0.910%  (23)
  Fund/VA --Service Shares
 Oppenheimer Global Securities Fund/VA       0.890%               N/A            0.890%  (23)
  --Service Shares
 Oppenheimer Main Street Fund(R)/VA --       0.900%               N/A            0.900%  (23)
  Service Shares
 Oppenheimer Main Street Small Cap           0.970%               N/A            0.970%  (23)
  Fund(R)/VA --Service Shares
 Oppenheimer Value Fund/ VA -- Service       1.630%               N/A            1.630%  (23)(24)
  Shares
PUTNAM VARIABLE TRUST
 Putnam VT Diversified Income Fund --        1.090%            0.070%            1.020%  (25)(28)
  Class IB
 Putnam VT Global Asset Allocation           1.110%            0.060%            1.050%  (25)(26)(28)
  Fund -- Class IB
 Putnam VT International Equity Fund         1.100%               N/A            1.100%  (28)
  -- Class IB
 Putnam VT International Growth and          1.200%            0.030%            1.170%  (25)(27)
  Income Fund -- Class IB
 Putnam VT Small Cap Value Fund --           1.190%               N/A            1.190%  (28)
  Class IB
THE UNIVERSAL INSTITUTIONAL FUNDS,
INC.
 Van Kampen -- UIF Mid Cap Growth            1.440%               N/A            1.440%  (29)
  Portfolio --Class II
 Van Kampen -- UIF U.S. Mid Cap Value        1.360%               N/A            1.360%
  Portfolio --Class II
VAN KAMPEN LIFE INVESTMENT TRUST
 Van Kampen LIT Growth and Income            0.850%               N/A            0.850%
  Portfolio --Class II

* The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).

NOTES

(1) Effective July 1, 2007, AIM contractually agreed to waive 100% of the advisory fee AIM receives from affiliated money market funds on investments by the fund in such affiliated money market funds. Fee Waiver reflects this agreement. This waiver agreement is in effect through at least April 30, 2009.

(2) Through at least April 30, 2009, the advisor has contractually agreed to waive a portion of its advisory fees to the extent necessary so that the advisory fees payable by the Fund does not exceed a specified maximum annual advisory fee rate, wherein the fee rate includes breakpoints and is based upon net asset levels. The Fund's maximum annual advisory fee rate ranges from 0.745% (for average net assets up to $250 million) to 0.64% (for average net assets over $10 billion).

(3) Acquired Fund Fees and Expenses are not fees or expenses incurred by the fund directly but are expenses of the investment companies in which the fund invests. You incur these fees and expenses indirectly through the valuation of the fund's investment in those investment companies. As a result, the Net Annual Fund Operating Expenses listed above may exceed the expense limit numbers. The impact of the acquired fund fees and expense are included in the total returns of the Fund.

(4) The Fund's adviser has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) of Series I shares to 1.30% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an

-------------------------------------------------------------------------------

     expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. These credits are used to pay certain expenses incurred by the Fund. This expense limitation agreement is in effect through April 30, 2009.

(5) Except as otherwise noted, figures shown in the table are for the year ended December 31, 2007 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table.

(6) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) of Series I shares to 1.15% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. These credits are used to pay certain expenses incurred by the Fund. This expenses limitation agreement is in effect through at least April 30, 2009.

(7) Reflects the Adviser's contractual waiver of a portion of its advisory fee and/or reimbursement of a portion of the Portfolio's operating expenses. This waiver extends through May 1, 2009 and may be extended by the Adviser for additional one-year terms.

(8) The funds' investment adviser is currently waiving 10% of its management fee. The waiver may be discontinued at any time in consultation with the funds' board, but it is expected to continue at this level until further notice. The funds' investment adviser and board intend to review the waiver as circumstances warrant. Management fees and total expenses do not reflect any waivers. Information regarding the effect of any waiver on total annual fund operating expenses can be found in the Financial Highlights table in the funds' prospectus and in the funds' annual report.

(9) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. Including this reduction, the total class operating expenses would have been 1.03%.

(10) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been: Fidelity VIP Contrafund(R) Portfolio -- Service Class 2: 0.89%; Fidelity Growth Portfolio -- Service Class 2: 0.89%; and Fidelity VIP Mid Cap Portfolio -- Service Class 2: 0.90%. These offsets may be discontinued at any time.

(11) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the SweepMoney Fund which is "the acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon. This reduction is not reflected in Net annual Fund operating expenses, which would be lower if it were.

(12) The investment manager and administrator have contractually agreed to waive or limit their respective fees and to assume as their own expense certain expenses otherwise payable by the Fund, excluding acquired fund fees and expenses, so that net annual Fund operating expenses do not exceed 0.93% (other than certain non-routine expenses or costs, including those relating to litigation, indemnification, reorganizations, and liquidations) until April 30, 2009. This waiver is separate from the waiver related to the Sweep Money Fund.

(13) The Fund administration fee is paid indirectly through the management fee.

(14) Effective March 30, 2007, HL Advisors has permanently reduced its management fee schedule for this fund. Using the most recent fiscal year average net assets, the management fee decreased from 0.85% to 0.80%.

(15) Other expenses are estimated based upon amounts for the current fiscal year.

(16) Effective January 1, 2008, HL Advisors has permanently reduced its management fee schedule for this fund. Using the most recent fiscal year average net assets, the management fee decreased from 0.73% to 0.69%.

(17) Effective January 1, 2007, HL Advisors has voluntarily agreed to waive a portion of its management fees until December 31, 2008. While such waiver is in effect, using the most recent fiscal year average net assets, the management fee is 0.39% and the total annual operating expenses are 0.42%.

(18) For the period May 1, 2008 through April 30, 2009, Lord Abbett contractually agreed to reimburse the Fund to the extent necessary so that the Fund's expenses (excluding management fee) do not exceed an annual rate of 0.40% of average daily net assets.

(19) For the period January 1, 2007 through April 30, 2008, Lord Abbett contractually agreed to reimburse the Fund to the extent necessary so that the Fund's expenses (excluding management fee) do not exceed an annual rate of .40% of average daily net assets. Effective May 1, 2008 through April 30, 2009, Lord Abbett contractually agreed to reimburse the Fund to the extent necessary so that the Fund's expenses (excluding management fee) do not exceed an annual rate of .35% of average daily net assets.

(20) The fund has entered into an expense offset arrangement that reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, "Net Expenses" would be lower.

(21) The fund has entered into an expense offset arrangement that reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, "Net Expenses" would be lower.

     MFS has agreed in writing to reduce its management fee to 0.50% of average daily net assets annually. This written agreement will remain in effect until modified by the fund's Board of Trustees.

(22) The fund has entered into an expense offset arrangement that reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, "Net Expenses" would be lower.

16

-------------------------------------------------------------------------------

     MFS has agreed in writing to reduce its management fee to 0.65% annually on average daily net assets in excess of $3 billion. This written agreement will remain in effect until modified by the fund's Board of Trustees.

(23) The "Other Expenses" in the table are based on, among other things, the fees the Fund would have paid if the transfer agent had not waived a portion of its fee under a voluntary undertaking to the Fund to limit these fees to 0.35% of average daily net assets per fiscal year for all classes. The undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended December 31, 2007, the transfer agent fees did not exceed the expense limitation described above.

     The manager will voluntarily waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund's investment in Oppenheimer Institutional Money Market Fund. During the fiscal year, these amounts were not material to the above ratios. The Fund also receives certain credits from the Fund's custodian that, during the fiscal year, reduced its custodial expenses for all share classes [by less than 0.01% of average daily net assets].

(24) Effective January 1, 2007, the Manager has voluntarily agreed to an expense waiver of any total expenses over 1.25% of average annual net assets for Non-Service shares and 1.50% of average annual net assets of Service shares. After the waivers the actual "Other Expenses" were 0.50% for the Service Shares and the "Total Annual Operating Expenses" were 1.50% for the Service shares.

(25) Reflects Putnam Management's contractual agreement to limit fund expenses through April 30, 2009.

(26) In order to further limit expenses, Putnam Management has agreed to waive fees and reimburse expenses of the funds to the extent necessary to ensure that the funds pay total fund operating expenses at an annual rate that does not exceed the simple average of the expenses of a custom group of competitive funds selected by Lipper Inc. based on the size of the applicable fund. For these purposes, total fund operating expenses of both the applicable fund and the Lipper custom group average are calculated without giving effect to 12b-1 fees or any expense offset and brokerage service arrangements that may reduce fund expenses. The expense limitation that resulted in the greater reduction in expenses of the funds at the end of each applicable period for each applicable fund was applied to such fund for that period. During the year ended December 31, 2007 this limitation decreased expenses by the following additional amounts:

Putnam VT Capital Opportunities Fund                                   0.03%
Putnam VT The George Putnam Fund of Boston                             0.02%
Putnam VT Global Asset Allocation Fund                                 0.02%
Putnam VT Health Sciences Fund                                         0.02%
Putnam VT Money Market Fund                                            0.03%

(27) "Other Expenses" includes estimated expenses attributable to the fund's investments in other investment companies that the fund bears indirectly.

(28) "Net Total Annual Operating Expenses" includes the amount from "Acquired Fund Fees and Expenses" column, which is an estimate of expenses attributable to the fund's investments in other investment companies, based on the total annual fund operating expenses of such companies as reported in their most recent shareholder reports (net of any applicable expense limitations). These indirect expenses will vary from time to time depending on the fund's investments in other investment companies and their operating expenses.

(29) For the fiscal year ended December 31, 2007, after giving effect to the Adviser's voluntary fee waivers and/or expense reimbursements, the total annual portfolio operating expenses incurred by investors, including certain investment related expenses, was 1.16% for Class II. The total annual portfolio operating expenses excluding certain investment related expense was 1.15% for Class II.

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ABOUT US

Your Policy will indicate which company issued your Policy. The company that issues your policy is primarily determined by the state where you purchased the policy.

THE COMPANIES

HARTFORD LIFE INSURANCE COMPANY -- We are a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States and the District of Columbia. We were originally incorporated under the laws of Massachusetts on June 5, 1902, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY -- We are a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

THE SEPARATE ACCOUNTS

HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT VL II -- established as a separate account under Connecticut law on September 30, 1994. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY SEPARATE ACCOUNT VL II -- established as a separate account under Connecticut law on September 30, 1994. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

THE FUNDS

The Sub-Accounts of the Separate Account purchase shares of mutual funds set up exclusively for variable annuity and variable life insurance products. These funds are not the same mutual funds that you buy through your stockbroker or through a retail mutual fund, but they may have similar investment strategies and the same portfolio managers as retail mutual funds. You choose the Sub-Accounts that meet your investment style.

We do not guarantee the investment results of any of the underlying Funds. Since each underlying Fund has different investment objectives, each is subject to different risks.

The Funds may not be available in all states.

You may also allocate some or all of your premium payments to the "Fixed Account," which pays a declared interest rate. See "The Fixed Account."

Below is a table that lists the underlying Funds in which the Sub-accounts invest, each Fund's investment adviser and sub-adviser, if applicable, and each Fund's investment objective. More detailed information concerning a Fund's investment objective, investment strategies, risks and expenses is contained in each Fund's prospectus.

FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION FUND --   Growth of capital                            Invesco Aim Advisors, Inc.
  SERIES I                                                                            Sub-adviser: Advisory entities affiliated
                                                                                      with Invesco Aim Advisors, Inc.
 AIM V.I. CAPITAL DEVELOPMENT FUND --    Long-term growth of capital                  Invesco Aim Advisors, Inc.
  SERIES I                                                                            Sub-adviser: Advisory entities affiliated
                                                                                      with Invesco Aim Advisors, Inc.
 AIM V.I. CORE EQUITY FUND -- SERIES I   Growth of capital                            Invesco Aim Advisors, Inc.
                                                                                      Sub-adviser: Advisory entities affiliated
                                                                                      with Invesco Aim Advisors, Inc.
 AIM V.I. INTERNATIONAL GROWTH FUND --   Long-term growth of capital                  Invesco Aim Advisors, Inc.
  SERIES I                                                                            Sub-adviser: Advisory entities affiliated
                                                                                      with Invesco Aim Advisors, Inc.
 AIM V.I. SMALL CAP EQUITY FUND --       Long-term growth of capital                  Invesco Aim Advisors, Inc.
  SERIES I                                                                            Sub-adviser: Advisory entities affiliated
                                                                                      with Invesco Aim Advisors, Inc.

18

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
FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
SERIES FUND, INC.
 ALLIANCEBERNSTEIN VPS BALANCED WEALTH   Maximize total return consistent with        AllianceBernstein L.P.
  STRATEGY PORTFOLIO -- CLASS B          Advisor's determination of reasonable risk
 ALLIANCEBERNSTEIN VPS INTERNATIONAL     Long-term growth of capital                  AllianceBernstein L.P.
  GROWTH PORTFOLIO -- CLASS B
 ALLIANCEBERNSTEIN VPS INTERNATIONAL     Long-term growth of capital                  AllianceBernstein L.P.
  VALUE PORTFOLIO -- CLASS B
 ALLIANCEBERNSTEIN VPS SMALL/MID CAP     Long-term growth of capital                  AllianceBernstein L.P.
  VALUE PORTFOLIO -- CLASS B
 ALLIANCEBERNSTEIN VPS VALUE PORTFOLIO   Long-term growth of capital                  AllianceBernstein L.P.
  -- CLASS B
AMERICAN FUNDS INSURANCE SERIES
 AMERICAN FUNDS ASSET ALLOCATION FUND    High total return, including income and      Capital Research and Management Company
  -- CLASS 2                             capital gains, consistent with the
                                         preservation of capital over the long term.
 AMERICAN FUNDS BLUE CHIP INCOME AND     Produce income exceeding the average yield   Capital Research and Management Company
  GROWTH FUND -- CLASS 2                 on U.S. stocks generally (as represented by
                                         the average yield on the Standard & Poor's
                                         500 Composite Index)and to provide an
                                         opportunity for growth of principal
                                         consistent with sound common stock
                                         investing.
 AMERICAN FUNDS BOND FUND -- CLASS 2     High level of current income as is           Capital Research and Management Company
                                         consistent with the preservation of
                                         capital.
 AMERICAN FUNDS GLOBAL BOND FUND --      Seeks to provide you, over the long term,    Capital Research and Management Company
  CLASS 2                                with a high level of total return as
                                         consistent with prudent management, by
                                         investing primarily in investment grade
                                         bonds issued by entities based around the
                                         world and denominated in various
                                         currencies, including U.S. dollars
 AMERICAN FUNDS GLOBAL GROWTH AND        Seeks to make your investment grow over      Capital Research and Management Company
  INCOME FUND -- CLASS 2                 time and provide you with current income by
                                         investing primarily in stocks of
                                         well-established companies located around
                                         the world.
 AMERICAN FUNDS GLOBAL GROWTH FUND --    Seeks to make your investment grow over      Capital Research and Management Company
  CLASS 2                                time by investing primarily in common
                                         stocks of companies located around the
                                         world.
 AMERICAN FUNDS GLOBAL SMALL             Seeks to make your investment grow over      Capital Research and Management Company
  CAPITALIZATION FUND -- CLASS 2         time by investing primarily in stocks of
                                         smaller companies located around the world.
 AMERICAN FUNDS GROWTH FUND -- CLASS 2   Seeks to make your investment grow by        Capital Research and Management Company
                                         investing primarily in common stocks of
                                         companies that appear to offer superior
                                         opportunities for growth of capital.

-------------------------------------------------------------------------------

FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 AMERICAN FUNDS GROWTH-INCOME FUND --    Seeks to make your investment grow and       Capital Research and Management Company
  CLASS 2                                provide you with income over time by
                                         investing primarily in common stocks or
                                         other securities that demonstrate the
                                         potential for appreciation and/or
                                         dividends.
 AMERICAN FUNDS INTERNATIONAL FUND --    Seeks to make your investment grow over      Capital Research and Management Company
  CLASS 2                                time by investing primarily in common
                                         stocks of companies located outside the
                                         United States.
 AMERICAN FUNDS NEW WORLD FUND -- CLASS  Long-term capital appreciation               Capital Research and Management Company
  2
FIDELITY VARIABLE INSURANCE PRODUCTS
FUNDS
 FIDELITY VIP CONTRAFUND(R) PORTFOLIO    Long-term capital appreciation               Fidelity Management & Research Company
  -- SERVICE CLASS 2
 FIDELITY VIP DYNAMIC CAPITAL            Seeks capital appreciation                   FMR
  APPRECIATION PORTFOLIO -- SERVICE                                                   Sub-advised by FMR Co., Inc.
  CLASS 2                                                                             and Fidelity Research and Analysis Company
 FIDELITY VIP FREEDOM 2010 PORTFOLIO --  Seeks high total return with a secondary     Fidelity Management & Research Company
  SERVICE CLASS 2                        objective of principal preservation as the
                                         fund approaches its target date and beyond.
 FIDELITY VIP FREEDOM 2020 PORTFOLIO --  Seeks high total return with a secondary     Fidelity Management & Research Company
  SERVICE CLASS 2                        objective of principal preservation as the
                                         fund approaches its target date and beyond.
 FIDELITY VIP FREEDOM 2030 PORTFOLIO --  Seeks high total return with a secondary     Fidelity Management & Research Company
  SERVICE CLASS 2                        objective of principal preservation as the
                                         fund approaches its target date and beyond.
 FIDELITY VIP GROWTH PORTFOLIO --        Capital appreciation                         Fidelity Management & Research Company
  SERVICE CLASS 2
 FIDELITY VIP MID CAP PORTFOLIO --       Long-term growth of capital                  Fidelity Management & Research Company
  SERVICE CLASS 2
 FIDELITY VIP VALUE STRATEGIES           Seeks capital appreciation                   Fidelity Management & Research Company
  PORTFOLIO -- SERVICE CLASS 2
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
 FRANKLIN FLEX CAP GROWTH SECURITIES     Capital appreciation                         Franklin Advisers, Inc.
  FUND -- CLASS 2
 FRANKLIN INCOME SECURITIES FUND --      Maximize income while maintaining prospects  Franklin Advisers, Inc.
  CLASS 2                                for capital appreciation
 FRANKLIN SMALL CAP VALUE SECURITIES     Seeks long-term total return. The Fund       Franklin Advisory Services, LLC
  FUND -- CLASS 2                        normally invests at least 80% of its net
                                         assets in investments of small
                                         capitalization companies, and normally
                                         invests predominantly in equity securities.
                                         The Fund invests mainly in equity
                                         securities of companies that the manager
                                         believes are undervalued.

20

-------------------------------------------------------------------------------

FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 FRANKLIN SMALL-MID CAP GROWTH           Long-term growth of capital                  Franklin Advisers, Inc.
  SECURITIES FUND -- CLASS 2 (1)
 FRANKLIN STRATEGIC INCOME SECURITIES    High level of current income, with capital   Franklin Advisers, Inc.
  FUND -- CLASS 1                        appreciation over the long term as a
                                         secondary goal
 MUTUAL DISCOVERY SECURITIES FUND --     Capital appreciation                         Franklin Mutual Advisers, LLC
  CLASS 2                                                                             Sub-advised by Franklin Templeton
                                                                                      Investment Management Limited
 MUTUAL SHARES SECURITIES FUND -- CLASS  Capital appreciation, with income as a       Franklin Mutual Advisers, LLC
  2                                      secondary goal
 TEMPLETON DEVELOPING MARKETS            Long-term capital appreciation               Templeton Asset Management Ltd.
  SECURITIES FUND -- CLASS 1
 TEMPLETON FOREIGN SECURITIES FUND --    Long-term growth of capital                  Templeton Investment Counsel, LLC
  CLASS 2                                                                             Sub-advised by Franklin Templeton
                                                                                      Investment Management Limited
 TEMPLETON GLOBAL INCOME SECURITIES      Seeks high current income, consistent with   Templeton Global Advisors Limited
  FUND -- CLASS 2                        preservation of capital, with capital        Sub-advised by Templeton Asset Management
                                         appreciation as a secondary consideration.   Ltd.
                                         The Fund normally invests mainly in debt
                                         securities of governments and their
                                         political subdivisions and agencies,
                                         supranational organizations and companies
                                         located anywhere in the world, including
                                         emerging markets.
 TEMPLETON GROWTH SECURITIES FUND --     Long-term growth of capital                  Templeton Global Advisors Limited
  CLASS 2                                                                             Sub-advised by Templeton Asset Management
                                                                                      Ltd.
HARTFORD HLS SERIES FUND II, INC.
 HARTFORD GROWTH OPPORTUNITIES HLS FUND  Capital appreciation                         HL Investment Advisors, LLC
  -- CLASS IA                                                                         Sub-advised by Wellington Management
                                                                                      Company, LLP
 HARTFORD LARGECAP GROWTH HLS FUND --    Long-term growth of capital                  HL Investment Advisors, LLC
  CLASS IA                                                                            Sub-advised by Hartford Investment
                                                                                      Management Company
 HARTFORD MIDCAP GROWTH HLS FUND --      Long-term growth of capital                  HL Investment Advisors, LLC
  CLASS IA                                                                            Sub-advised by Hartford Investment
                                                                                      Management Company
 HARTFORD SMALLCAP GROWTH HLS FUND --    Maximize capital appreciation                HL Investment Advisors, LLC
  CLASS IA                                                                            Sub-advised by Wellington Management
                                                                                      Company, LLP and Hartford Investment
                                                                                      Management Company
 HARTFORD U.S. GOVERNMENT SECURITIES     Maximize total return with a high level of   HL Investment Advisors, LLC
  HLS FUND -- CLASS IA                   current income consistent with prudent       Sub-advised by Hartford Investment
                                         investment risk                              Management Company
 HARTFORD VALUE OPPORTUNITIES HLS FUND   Capital appreciation                         HL Investment Advisors, LLC
  -- CLASS IA                                                                         Sub-advised by Wellington Management
                                                                                      Company, LLP
HARTFORD SERIES FUND, INC.
 HARTFORD ADVISERS HLS FUND -- CLASS IA  Maximum long-term total return               HL Investment Advisors, LLC
                                                                                      Sub-advised by Wellington Management
                                                                                      Company, LLP


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
FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 HARTFORD CAPITAL APPRECIATION HLS FUND  Growth of capital                            HL Investment Advisors, LLC
  -- CLASS IA                                                                         Sub-advised by Wellington Management
                                                                                      Company, LLP
 HARTFORD DISCIPLINED EQUITY HLS FUND    Growth of capital                            HL Investment Advisors, LLC
  -- CLASS IA                                                                         Sub-advised by Wellington Management
                                                                                      Company, LLP
 HARTFORD DIVIDEND AND GROWTH HLS FUND   High level of current income consistent      HL Investment Advisors, LLC
  -- CLASS IA                            with growth of capital                       Sub-advised by Wellington Management
                                                                                      Company, LLP
 HARTFORD EQUITY INCOME HLS FUND --      High level of current income consistent      HL Investment Advisors, LLC
  CLASS IA                               with growth of capital                       Sub-advised by Wellington Management
                                                                                      Company, LLP
 HARTFORD FUNDAMENTAL GROWTH HLS FUND    Long-term capital appreciation               HL Investment Advisors, LLC
  -- CLASS IA (2)                                                                     Sub-advised by Wellington Management
                                                                                      Company, LLP
 HARTFORD GLOBAL EQUITY HLS FUND --      Seeks long term capital appreciation         HL Investment Advisors, LLC
  CLASS IA                                                                            Sub-advised by Wellington Management
                                                                                      Company, LLP
 HARTFORD GLOBAL GROWTH HLS FUND --      Growth of capital                            HL Investment Advisors, LLC
  CLASS IA (3)                                                                        Sub-advised by Wellington Management
                                                                                      Company, LLP
 HARTFORD GROWTH HLS FUND -- CLASS IA    Long-term capital appreciation               HL Investment Advisors, LLC
                                                                                      Sub-advised by Wellington Management
                                                                                      Company, LLP
 HARTFORD HIGH YIELD HLS FUND -- CLASS   High current income with growth of capital   HL Investment Advisors, LLC
  IA                                     as a secondary objective                     Sub-advised by Hartford Investment
                                                                                      Management Company
 HARTFORD INTERNATIONAL GROWTH HLS FUND  Capital appreciation                         HL Investment Advisors, LLC
  -- CLASS IA (4)                                                                     Sub-advised by Wellington Management
                                                                                      Company, LLP
 HARTFORD INTERNATIONAL OPPORTUNITIES    Long-term growth of capital                  HL Investment Advisors, LLC
  HLS FUND -- CLASS IA                                                                Sub-advised by Wellington Management
                                                                                      Company, LLP
 HARTFORD MONEY MARKET HLS FUND --       Maximum current income consistent with       HL Investment Advisors, LLC
  CLASS IA                               liquidity and preservation of capital        Sub-advised by Hartford Investment
                                                                                      Management Company
 HARTFORD SMALL COMPANY HLS FUND --      Growth of capital                            HL Investment Advisors, LLC
  CLASS IA                                                                            Sub-advised by Wellington Management
                                                                                      Company, LLP and Hartford Investment
                                                                                      Management Company
 HARTFORD STOCK HLS FUND -- CLASS IA     Long-term growth of capital                  HL Investment Advisors, LLC
                                                                                      Sub-advised by Wellington Management
                                                                                      Company, LLP
 HARTFORD TOTAL RETURN BOND HLS FUND --  Competitive total return, with income as a   HL Investment Advisors, LLC
  CLASS IA                               secondary objective                          Sub-advised by Hartford Investment
                                                                                      Management Company
 HARTFORD VALUE HLS FUND -- CLASS IA     Long-term total return                       HL Investment Advisors, LLC
                                                                                      Sub-advised by Wellington Management
                                                                                      Company, LLP
LORD ABBETT SERIES FUND, INC.
 LORD ABBETT AMERICA'S VALUE PORTFOLIO   Current income and capital appreciation      Lord, Abbett & Co. LLC
  -- CLASS VC


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22

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
FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 LORD ABBETT BOND-DEBENTURE PORTFOLIO    High current income and capital              Lord, Abbett & Co. LLC
  -- CLASS VC                            appreciation to produce a high total return
 LORD ABBETT GROWTH AND INCOME           Long-term growth of capital and income       Lord, Abbett & Co. LLC
  PORTFOLIO -- CLASS VC                  without excessive fluctuations in market
                                         value
MFS(R) VARIABLE INSURANCE TRUST
 MFS(R) GROWTH SERIES -- INITIAL CLASS   Capital appreciation                         MFS Investment Management(R)
  (5)
 MFS(R) INVESTORS TRUST SERIES --        Capital appreciation                         MFS Investment Management(R)
  INITIAL CLASS
 MFS(R) RESEARCH BOND SERIES -- INITIAL  Total return with an emphasis on current     MFS Investment Management(R)
  CLASS                                  income, but also considering capital
                                         appreciation.
 MFS(R) TOTAL RETURN SERIES -- INITIAL   Total return                                 MFS Investment Management(R)
  CLASS
 MFS(R) VALUE SERIES -- INITIAL CLASS    Capital appreciation                         MFS Investment Management(R)
OPPENHEIMER VARIABLE ACCOUNT FUNDS
 OPPENHEIMER CAPITAL APPRECIATION        Seeks to achieve capital appreciation by     OppenheimerFunds, Inc.
  FUND/VA -- SERVICE SHARES              investing in securities of well-known
                                         established companies.
 OPPENHEIMER GLOBAL SECURITIES FUND/VA   Seeks long-term capital appreciation by      OppenheimerFunds, Inc.
  -- SERVICE SHARES                      investing a substantial portion of its
                                         assets in securities of foreign issuers,
                                         "growth-type" companies, cyclical
                                         industries and special situations which are
                                         considered to have appreciation
                                         possibilities, but which may be considered
                                         to be speculative.
 OPPENHEIMER MAIN STREET FUND(R)/VA --   Seeks a high total return (which includes    OppenheimerFunds, Inc.
  SERVICE SHARES                         growth in the value of its shares as well
                                         as current income) from equity and debt
                                         securities. From time to time the Fund may
                                         focus on small to medium capitalization
                                         common stocks, bonds and convertible
                                         securities.
 OPPENHEIMER MAIN STREET SMALL CAP       The Fund seeks capital appreciation from     OppenheimerFunds, Inc.
  FUND(R)/VA -- SERVICE SHARES           small company stocks.
 OPPENHEIMER VALUE FUND/VA -- SERVICE    Seeks long term growth of capital by         OppenheimerFunds, Inc.
  SHARES                                 investing primarily in common stocks with
                                         low price earnings ratios and better-
                                         than-anticipated earnings.
PUTNAM VARIABLE TRUST
 PUTNAM VT DIVERSIFIED INCOME FUND --    As high a level of current income as Putnam  Putnam Investment Management, LLC
  CLASS IB                               Management believes is consistent with       Sub-advised by Putnam Investments Limited
                                         preservation of capital
 PUTNAM VT GLOBAL ASSET ALLOCATION FUND  High level of long-term total return         Putnam Investment Management, LLC
  -- CLASS IB                            consistent with preservation of capital
 PUTNAM VT INTERNATIONAL EQUITY FUND --  Capital appreciation                         Putnam Investment Management, LLC
  CLASS IB                                                                            Sub-advised by Putnam Investments Limited
 PUTNAM VT INTERNATIONAL GROWTH AND      Capital growth. Current income is a          Putnam Management
  INCOME FUND -- CLASS IB                secondary objective                          Sub-advised by Putnam Investments Limited


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
FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 PUTNAM VT SMALL CAP VALUE FUND --       Capital appreciation                         Putnam Investment Management, LLC
  CLASS IB
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
 VAN KAMPEN -- UIF MID CAP GROWTH        Long-term capital growth by investing        Morgan Stanley Investment Management Inc.
  PORTFOLIO -- CLASS II                  primarily in common stocks and other equity
                                         securities.
 VAN KAMPEN -- UIF U.S. MID CAP VALUE    Above-average total return over a market     Morgan Stanley Investment Management Inc.
  PORTFOLIO -- CLASS II                  cycle of three to five years by investing
                                         primarily in common stocks and other equity
                                         securities.
VAN KAMPEN LIFE INVESTMENT TRUST
 VAN KAMPEN LIT GROWTH AND INCOME        Seeks to provide long-term growth of         Van Kampen Asset Management
  PORTFOLIO -- CLASS II                  capital and income primarily through
                                         investments in common stocks.

NOTES

(1)  Formerly Franklin Small Cap Fund

(2)  Formerly Hartford Focus HLS Fund -- Class IA

(3)  Formerly Hartford Global Leaders HLS Fund -- Class IA

(4)  Formerly Hartford International Capital Appreciation HLS Fund -- Class IA

(5)  Formerly MFS(R) Emerging Growth Series -- Initial Class

MIXED AND SHARED FUNDING -- Shares of the Funds may be sold to our other separate accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of policy owners, and of owners of other contracts whose contract values are allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another underlying fund. There are certain risks associated with mixed and shared funding. These risks are disclosed in the Funds' prospectuses accompanying this prospectus.

VOTING RIGHTS -- We currently vote shares of the underlying Funds owned by the Separate Account according to the instructions of Policy Owners. However, if the 1940 Act or any related regulations or interpretations should change and we decide that we are permitted to vote the shares of the underlying Funds in our own right, we may decide to do so. For Sub-Accounts in which you have invested as of the record date, we will notify you of shareholder's meetings of the Funds purchased by those Sub-Accounts. We will send you proxy materials and instructions for you to provide voting instruction. We will arrange for the handling and tallying of proxies received from you or other policy owners. If you give no instructions, we will vote those shares in the same proportion as shares for which we received instructions. As a result of proportional voting, the vote of a small number of policy owners could determine the outcome of a proposal subject to shareholder vote. We determine the number of Fund shares that you may instruct us to vote by applying a conversion factor to each policy owner's unit balance. The conversion factor is calculated by dividing the total number of shares attributed to each sub-account by the total number of units in each sub-account. Fractional votes will be counted. We determine the number of shares as to which the policy owner may give instructions as of the record date for a Fund's shareholder meeting.

SUBSTITUTIONS, ADDITIONS, OR DELETIONS OF FUNDS -- Subject to any applicable law, we may make certain changes to the Underlying Funds offered under your Policy. We may, in our sole discretion, establish new Funds. New Funds may be made available to existing Policy Owners as we deem appropriate. We may also close one or more Funds to additional Premium Payments or transfers from existing Funds. We may liquidate one or more Sub-Accounts if the board of directors of any Fund determines that such actions are prudent. Unless otherwise directed, investment instructions will be automatically updated to reflect the Fund surviving after any merger or liquidation.

We may eliminate the shares of any of the funds from the Policy for any reason and we may substitute shares of another registered investment company for shares of any Fund already purchased or to be purchased in the future by the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Fund will not be made until we have the approval of the SEC and we have notified you of the change.

24

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In the event of any substitution or change, we may, by appropriate endorsement, make any changes in the Policy necessary or appropriate to reflect the substitution or change. If we decide that it is in the best interest of the Policy Owner, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other Separate Accounts.

FEES WE RECEIVE FROM FUNDS AND RELATED PARTIES -- We receive substantial and varying administrative service payments and Rule 12b-1 fees from certain Funds or related parties. These types of payments and fees are sometimes referred to as "revenue sharing" payments. We consider these payments and fees among a number of factors when deciding to add or keep a fund on the menu of Funds that we offer through the Policy. We collect these payments and fees under agreements between us and a Fund's principal underwriter, transfer agent, investment adviser and/or other entities related to the Fund. We expect to make a profit on these fees.

The availability of these types of arrangements creates an incentive for us to seek and offer Funds (and classes of shares of such Funds) that pay us revenue sharing. Other funds (or available classes of shares) may have lower fees and better overall investment performance.

As of December 31, 2007, we have entered into arrangements to receive administrative service payments and/or Rule 12b-1 fees from the following fund complexes (or affiliated entities): AIM Advisors, Inc., AllianceBerstein Variable Products Series Funds & AllianceBernstein Investments, American Variable Insurance Series & Capital Research and Management Company, Fidelity Distributors Corporation, Franklin Templeton Services, LLC, Lord Abbett Series Fund & Lord Abbett Distributors, LLC, MFS Fund Distributors, Inc. & Massachusetts Financial Services Company, Morgan Stanley Distribution, Inc. & Morgan Stanley Investment Management & The Universal Funds, Oppenheimer Variable Account Funds & Oppenheimer Funds Distributor, Inc., Putnam Retail Management Limited Partnership, Van Kampen Life Investment Trust & Van Kampen Asset Management.

We are affiliated with Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. (collectively, the "HLS Funds") based on our affiliation with their investment advisers HL Investment Advisors, LLC and Hartford Investment Management Company. In addition to investment advisory fees, we, or our other insurance company affiliates, are paid, among other things, to provide administrative, processing, accounting and shareholder services for the HLS Funds.

Not all Fund complexes pay the same amounts of revenue sharing payments and/or Rule 12b-1 fees. Therefore, the amount or fees we collect may be greater or smaller based on the Funds you select. Revenue sharing and Rule 12b-1 fees do not exceed 0.50% and 0.25% respectively in 2007, and are not expected to exceed 0.50% and 0.35% respectively in 2008, of the annual percentage of the average daily net assets (for instance, assuming that you invested in a Fund that paid us the maximum fees and you maintained a hypothetical average balance of $10,000, we would collect $75 from that Fund). We will endeavor to update this listing annually and interim arrangements may not be reflected. For the fiscal year ended December 31, 2007, revenue sharing and Rule 12b-1 fees did not exceed $4,457,553. These fees do not take into consideration indirect benefits received by offering HLS Funds as investment options.

THE FIXED ACCOUNT

The portion of the prospectus relating to the Fixed Account is not registered under the 1933 Act and the Fixed Account is not registered as an investment company under the 1940 Act. The Fixed Account is not subject to the provisions or restrictions of the 1933 Act or the 1940 Act and the staff of the SEC has not reviewed the disclosure regarding the Fixed Account. The following disclosure about the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosure.

The Fixed Account credits at least 3.0% per year. We are not obligated to, but may, credit more than 3.0% per year. If we do, such rates are determined at our sole discretion. Hartford does not guarantee that any crediting rate above the guarantee rate will remain for any guaranteed period of time. You assume the risk that, at any time, the Fixed Account may credit not more than 3.0%.

CHARGES AND DEDUCTIONS

DEDUCTIONS FROM PREMIUM

Before your premium is allocated to the Sub-Accounts and/or the Fixed Account, we deduct a percentage from your premium for a sales load and a premium tax charge. The amount allocated after the deductions is called your Net Premium.

FRONT-END SALES LOAD

HARTFORD LIFE INSURANCE COMPANY POLICIES -- We deduct a front-end sales load from each premium you pay. The current front-end sales load for all premiums is 4.25% in the first 5 policy years and 0.25% in policy years 6 plus. The front-end sales load may be used to cover expenses related to the sale and distribution of the policies. We reserve the right to charge a maximum of 5.75%.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY POLICIES -- We deduct a front-end sales load from each premium you pay. The current front-end sales load for all premiums is 4% in the first 5 policy years and 0% in policy years 6 plus. The front-end sales load may be used to cover expenses related to the sale and distribution of the policies. We reserve the right to charge a maximum of 5.75%. In Oregon, the current sales load is 6.25% in the first 5 policy years and 2.25% in policy years 6 plus. The maximum sales load in Oregon is 7.75%.

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TAX CHARGE -- We deduct a premium tax charge from each premium you pay. The premium tax charge covers taxes assessed against us by a state and/or other governmental entity. The range of such charge generally is between 0% and 4%.

DEDUCTIONS FROM ACCOUNT VALUE

MONTHLY DEDUCTION AMOUNTS -- Each month we will deduct an amount from your Account Value to pay for the benefits provided by your policy. This amount is called the Monthly Deduction Amount and equals the sum of:

-   the charge for the cost of insurance;

-   the monthly administrative charge;

-   the monthly per $1,000 charge;

-   the mortality and expense risk charge;

-   the charges for additional benefits provided by rider, if any.

We will deduct the Monthly Deduction Amount on a pro rata basis from each available Sub-Account and the Fixed Account unless you choose the Allocation of Charges Option.

ALLOCATION OF CHARGES OPTION -- You may provide us with written instructions to re-direct the deduction of your policy's Monthly Deduction Amount charges that are assessed on a monthly basis to specified Sub-Account(s) and/or the Fixed Account. If you do not provide us with written instructions, or if the assets in any of the specified Sub-Accounts or the Fixed Account are insufficient to pay the charge as requested, the Monthly Deduction Amount will then be deducted on a pro rata basis from each available Sub-Account and the Fixed Account.

COST OF INSURANCE CHARGE -- The charge for the cost of insurance is equal to:

-   the cost of insurance rate per $1,000; multiplied by

-   the amount at risk; divided by

-   $1,000

On any Monthly Activity Date, the amount at risk equals the death benefit less the Account Value on that date, prior to assessing the Monthly Deduction Amount.

Cost of insurance rates will be determined on each policy anniversary based on our future expectations of such factors as mortality, expenses, interest, persistency and taxes. The cost of insurance rates will not exceed those based on the 1980 Commissioners' Standard Ordinary Mortality Table (ANB), Male or Female, Unismoke Table, age nearest birthday (unisex rates may be required in some states). A table of guaranteed cost of insurance rates per $1,000 will be included in your policy, however, we reserve the right to use rates less than those shown in the table. The maximum rates that can be charged are on the Policy Specification pages of the contract. Substandard risks will be charged higher cost of insurance rates that will not exceed rates based on a multiple of 1980 Commissioners' Standard Ordinary Mortality Table (ANB), Male or Female, Unismoke Table, age nearest birthday (unisex rates may be required in some states and markets) plus any flat extra amount assessed. The multiple will be based on the insured's substandard rating.

Any changes in the cost of insurance rate will be made uniformly for all insureds in the same risk class and whose coverage have been in force for the same length of time. No change in insurance class or cost will occur on account of deterioration of the insured's health.

Because your Account Value and death benefit amount may vary from month to month, the cost of insurance charge may also vary on each Monthly Activity Date. The cost of insurance depends on your policy's amount at risk. Items which may affect the amount at risk include the amount and timing of premium payments, investment performance, fees and charges assessed, rider charges, policy loans and death benefit changes to the Face Amount.

MONTHLY ADMINISTRATIVE CHARGE -- We will assess a monthly administrative charge to reimburse us for administrative costs of your policy. The current monthly administrative charge is $7.50 per month for initial face amounts of $100,000 and above. The current charge for initial face amounts below $100,000 is $10 per month. The maximum monthly administrative charge is $10 per month.

MORTALITY AND EXPENSE RISK CHARGE

HARTFORD LIFE INSURANCE COMPANY POLICIES -- We deduct a mortality and expense risk charge on each Monthly Activity Date from your Account Value. During the first 10 policy years, the current (the amount we are currently charging) and maximum mortality and expense risk charge is 1/12 of 0.65% of your Account Value in the Sub-Accounts. After the 10th policy year there is no mortality and expense risk charge on a current basis. During policy years 11 to 20, the maximum rate is 1/12 of 0.40%. The maximum rate is 1/12 of 0.25% of your Account Value in the Sub-Accounts in policy years 21 plus.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY POLICIES -- We deduct a mortality and expense risk charge on each Monthly Activity Date from your Account Value. During the first 10 policy years, the current (the amount we are currently charging) and maximum mortality and expense risk charge is 1/12 of 0.65% of your Account Value in the Sub-Accounts. After the 10th policy year there is no mortality and expense risk charge on a current basis. During policy years 11 to 20, the maximum rate is 1/12 of 0.40%. The maximum rate is 1/12 of 0.25% of your Account Value in the Sub-Accounts, in policy years 21 plus.

The mortality and expense risk charge compensates us for mortality and expense risks assumed under the policies. The mortality risk assumed is that the cost of insurance charges are insufficient to meet actual claims. The expense risk assumed is that the expense incurred in issuing, distributing and administering the policies exceed the administrative charges and sales loads collected. Hartford may keep any difference between cost it incurs and the charges it collects.

MONTHLY PER $1,000 CHARGE -- We deduct a charge from your Account Value called the "Monthly Per $1,000 Charge" on each Monthly Activity Date. The charge is assessed based on

26

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your initial Face Amount and certain subsequent increases in your Face Amount.
The charge can be deducted for a period of up to:

- 10 years after you purchase your policy, however, we are only currently charging for 5 years; and

- 10 years after an unscheduled increase in your Face Amount, and each increase under the Cost of Living Adjustment Rider, if elected, however we are only currently charging for 5 years.

The total Monthly Per $1,000 Charge is equal to:

-   the applicable Monthly Per $1,000 rates; multiplied by

-   the applicable Face Amounts; divided by

-   $1,000.

The Monthly Per $1,000 Charge is individualized based on the insured's initial Face Amount, Death Benefit option issue age or age at time of a Face Amount increase, sex and insurance class. The charge is on the Policy Specification pages of the contract. The Monthly Per $1,000 Charge compensates us for expenses incurred in issuing, distributing, and administering the policies.

SURRENDER CHARGE -- Surrender charges will be deducted from your Account Value if you surrender your policy:

-   During the first 9 policy years;

-   Within 9 years of an unscheduled increase in your Face Amount; or

- Within 9 years of an increase in your Face Amount under the Cost of Living Adjustment Rider, if elected.

Surrender Charges are not deducted during the first three policy years if you add the Modification of Cash Surrender Value Endorsement at the time of Purchase.

RIDER CHARGE -- If your policy includes riders, a charge applicable to the riders is made from the Account Value each month. The charge applicable to these riders is to compensate Hartford for the anticipated cost of providing these benefits and is specified on the applicable rider. For a description of the riders available, see "Your Policy -- Supplemental Benefits."

CHARGES FOR THE FUNDS

The investment performance of each Fund reflects the management fee that the Fund pays to its investment manager as well as other operating expenses that the Fund incurs. Investment management fees are generally daily fees computed as a percentage of a Fund's average daily net assets as an annual rate. Please read the prospectus for each Fund for complete details.

YOUR POLICY

CONTRACT RIGHTS

POLICY OWNER, OR "YOU" -- As long as your policy is in force, you may exercise all rights under the policy while the insured is alive and no beneficiary has been irrevocably named.

BENEFICIARY -- The beneficiary is the person you name in the application to receive any death benefit. You may change the beneficiary (unless irrevocably named) while the insured is alive by notifying us in writing. If no beneficiary is living when the insured dies, the death benefit will be paid to you, if living; otherwise, it will be paid to your estate.

INSURED -- The insured is the person on whose life the policy is issued. You name the insured in the application of the policy. The Policy Owner must have an insurable interest on the life of the Insured in order for the policy to be valid under state law and for the Policy to be considered life insurance for federal income tax purposes. An insurable interest generally exists when there is a demonstrable interest in something covered by an insurance policy, the loss of which would cause deprivation or financial loss. There must be a valid insurable interest at the time the policy is issued. If there is not a valid insurable interest, the policy will not provide the intended benefits. Through our underwriting process, we will determine whether the insured is insurable.

You may request to change the Insured's risk class to a more favorable class if the health of the Insured has improved or in the Insured no longer uses nicotine. Upon providing us satisfactory evidence, we will review the risk classification. If we grant a change in risk classification, only future cost of insurance rates will be based on the more favorable class and all other contract terms and provisions will remain as established at issue. We will not change a risk class on account of deterioration of your health.

ASSIGNMENT -- You may assign your policy. Until you notify us in writing, no assignment will be effective against your policy. We are not responsible for the validity of any assignment.

STATEMENTS -- We will send you a statement at least once each year, showing:

-   the current Account Value, Cash Surrender Value and Face Amount;

- the premiums paid, monthly deduction amounts and any loans since your last statement;

-   the amount of any Indebtedness;

-   any notifications required by the provisions of your policy; and

- any other information required by the Insurance Department of the state where your policy was delivered.

RIGHT TO EXAMINE A POLICY -- You have a limited right to return your policy for cancellation. You may deliver or mail the policy to us or to the agent from whom it was purchased any time during your free look period.

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FREE LOOK PERIOD FOR POLICIES ISSUED BY HARTFORD LIFE INSURANCE COMPANY:

Your free look period begins on the day You get Your Policy and ends ten days after You receive it. If you properly exercise your free look, the Policy will be rescinded and We will pay an amount equal to the greater of (a) the total premiums paid for the Policy less any Indebtedness; or (b) the sum of: i) the Account Value less any Indebtedness, on the date the returned Policy is received by Us or the agent from whom it was purchased; and, (ii) any deductions under the Policy or charges associated with the Separate Account.

FREE LOOK PERIOD FOR POLICIES ISSUED BY HARTFORD LIFE AND ANNUITY INSURANCE
COMPANY:

Your free look period begins on the day You receive Your Policy and ends ten days after You receive it (or longer in some states). If you properly exercise your free look, the Policy will be rescinded and We will pay you an amount equal to the greater of (a) the total premiums paid for the Policy less any Indebtedness; or (b) the sum of: i) the Account Value less any Indebtedness, on the date the returned Policy is received by Us or the agent from whom it was purchased; and, (ii) any deductions under the Policy or charges associated with the Separate Account. The state in which the policy is issued determines the free look period. You should refer to your Policy for information.

REPLACEMENTS

A "replacement" occurs when a new policy is purchased and, in connection with the sale, an existing policy is surrendered, lapsed, forfeited, assigned to another insurer, otherwise terminated or used in a financial purchase. A "financial purchase" occurs when the purchase of a new life insurance policy or annuity contract involves the use of money obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender or loan.

There are some circumstances where replacing your existing life insurance policy can benefit you. However, there are many circumstances where a replacement will not be in your best interest. You should carefully review the costs, benefits and features of your existing life insurance policy against a proposed policy to determine whether a replacement is in your best interest.

POLICY LIMITATIONS

ALLOCATIONS TO SUB-ACCOUNTS AND THE FIXED ACCOUNT -- You may allocate amounts to a maximum of twenty (20) investment choices including the Sub-Accounts and Fixed Account.

TRANSFERS OF ACCOUNT VALUE -- You may transfer amounts among the Fixed Account and the Sub-Accounts subject to a charge described below. You may request transfers in writing or by calling us at 1-800-231-5453. Transfers by telephone may also be made by your authorized agent of record or by other authorized representative. Telephone transfers may not be permitted in some states. We will not be responsible for losses that result from acting upon telephone requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. The procedures we follow for transactions initiated by telephone include requiring callers to provide certain identifying information. All transfer instructions communicated to us by telephone are tape recorded.

CAN YOU TRANSFER FROM ONE SUB-ACCOUNT TO ANOTHER?

During those phases of your Policy when transfers are permissible, you may make transfers between Sub-Accounts according to the following policies and procedures, as they may be amended from time to time.

WHAT IS A SUB-ACCOUNT TRANSFER?

A Sub-Account transfer is a transaction requested by you that involves reallocating part or all of your Account Value among the underlying Funds available in your Policy. Your transfer request will be processed as of the end of the Valuation Day that it is received in good order. Otherwise, your request will be processed on the following Valuation Day. We will send you a confirmation when we process your transfer. You are responsible for verifying transfer confirmations and promptly advising us of any errors within 30 days of receiving the confirmation.

WHAT HAPPENS WHEN YOU REQUEST A SUB-ACCOUNT TRANSFER?

Many Policy Owners request Sub-Account transfers. Some request transfers into (purchases) a particular Sub-Account, and others request transfers out of (redemptions) a particular Sub-Account. In addition, some Policy Owners allocate Premium Payments to Sub-Accounts, and others request Surrenders. We combine all the daily requests to transfer out of a Sub-Account along with all Surrenders from that Sub-Account and determine how many shares of that underlying Fund we would need to sell to satisfy all Policy Owners' "transfer-out" requests. At the same time, we also combine all the daily requests to transfer into a particular Sub-Account or Premium Payments allocated to that Sub-Account and determine how many shares of that underlying Fund we would need to buy to satisfy all Policy Owners' "transfer-in" requests.

In addition, many of the underlying Funds that are available as investment options in our variable life policies are also available as investment options in variable annuity contracts, retirement plans, funding agreements and other products offered by us or our affiliates. Each day, investors and Policy Owners in these other products engage in similar transfer transactions.

We take advantage of our size and available technology to combine sales of a particular underlying Fund for many of the variable annuities, variable life insurance policies, retirement plans, funding agreements or other products offered by us or our affiliates. We also combine many of the purchases of that particular underlying Fund for many of the products we offer. We then "net" these trades by offsetting purchases against redemptions. Netting trades has no impact on the price you pay for or receive upon the purchase or sale of an investment option. This means that we sometimes reallocate shares of an underlying Fund rather than buy new shares or sell shares of the underlying Fund.


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For example, if we combine all transfer-out (redemption) requests and Surrenders of a stock Fund Sub-Account with all other sales of that underlying Fund from all our other products, we may have to sell $1 million dollars of that Fund on any particular day. However, if other Policy Owners and the owners of other products offered by us, want to transfer-in (purchase) an amount equal to $300,000 of that same underlying Fund, then we would send a sell order to the Fund for $700,000 (a $1 million sell order minus the purchase order of $300,000) rather than making two or more transactions.

ARE THERE ANY CHARGES FOR TRANSFERS AMONG SUB-ACCOUNTS?

Under the Policy, we have the right to assess an Administrative Transfer Fee of up to $25 per transfer after the first transfer you make in any month. We are currently not assessing Administrative Transfer Fees.

WHAT RESTRICTIONS ARE THERE ON YOUR ABILITY TO MAKE A SUB-ACCOUNT TRANSFER?

FIRST, YOU MAY MAKE ONLY ONE SUB-ACCOUNT TRANSFER REQUEST EACH DAY. We limit each Policy Owner to one Sub-Account transfer request each Valuation Day. We count all Sub-Account transfer activity that occurs on any one Valuation Day as one "Sub-Account transfer", however, you cannot transfer the same Account Value more than once a Valuation Day.

For Example:

- If the only transfer you make on a day is a transfer of $10,000 from one Sub-Account into another Sub-Account, it would count as one Sub-Account transfer.

- If, however, on a single day you transfer $10,000 out of one Sub-Account into five other Sub-Accounts (dividing the $10,000 among the five other Sub-Accounts however you chose), that day's transfer activity would count as one Sub-Account transfer.

- Likewise, if on a single day you transferred $10,000 out of one Sub-Account into ten other Sub-Accounts (dividing the $10,000 among the ten other Sub-Account however you chose), that day's transfer activity would count as one Sub-Account transfer.

- Conversely, if you have $10,000 in Account Value distribution among 10 different Sub-Accounts and you request to transfer the Account Value in all those Sub-Accounts into one Sub-Account, that would also count as one Sub-Account transfer.

- However, you cannot transfer the same Account Value more than once in one day. That means if you have $10,000 in a Money Market Fund Sub-Account and you transfer all $10,000 into a Stock Fund Sub-Account, on that same day you could not then transfer the $10,000 out of the Stock Fund Sub-Account into another Sub-Account.

SECOND, YOU ARE ALLOWED TO SUBMIT A TOTAL OF 20 SUB-ACCOUNT TRANSFERS EACH CALENDAR YEAR (THE "TRANSFER RULE") BY U.S. MAIL, VOICE RESPONSE UNIT, INTERNET, TELEPHONE, SAME DAY MAIL OR COURIER SERVICE. Once you have reached the maximum number of Sub-Account transfers, you may only submit any additional Sub-Account transfer requests (and any trade cancellation requests) in writing through U.S. Mail or overnight delivery service. In other words, Voice Response Unit, Internet, same day mail service or telephone transfer requests will not be honored. We may, but are not obligated to, notify you when you are in jeopardy of approaching these limits. For example, we will send you a letter after your 10th Sub-Account transfer to remind you about the Transfer Rule. After your 20th transfer request, our computer system will not allow you to do another Sub-Account transfer by telephone, Voice Response Unit or via the Internet. You will then be instructed to send your Sub-Account transfer request by U.S. Mail or overnight delivery service.

We reserve the right to aggregate your Contracts (whether currently existing or those recently surrendered) for the purposes of enforcing these restrictions.

The Transfer Rule does not apply to Sub-Account transfers that occur automatically as part of a Company sponsored asset allocation or Dollar Cost Averaging program. Reallocations made based on an underlying Fund merger, substitution or liquidation also do not count toward this transfer limit. Restrictions may vary based on state law.

We make no assurances that the Transfer Rule is or will be effective in detecting or preventing market timing.

THIRD, POLICIES HAVE BEEN DESIGNED TO RESTRICT EXCESSIVE SUB-ACCOUNT
TRANSFERS. You should not purchase this Policy if you want to make frequent Sub-Account transfers for any reason. In particular, don't purchase this Policy if you plan to engage in "market timing," which includes frequent transfer activity into and out of the same underlying Fund, or frequent Sub-Account transfers in order to exploit any inefficiencies in the pricing of an underlying Fund. Even if you do not engage in market timing, certain restrictions may be imposed on you, as discussed below:

UNDERLYING FUND TRADING POLICIES

You are subject to underlying Fund trading policies, if any. We are obligated to provide, at the underlying Fund's request, tax identification numbers and other shareholder identifying information contained in our records to assist underlying Funds in identifying any pattern or frequency of Sub-Account transfers that may violate their trading policy. In certain instances, we have agreed to assist an underlying Fund, to help monitor compliance with that Fund's trading policy.

We are obligated to follow each underlying Fund's instructions regarding enforcement of their trading policy. Penalties for violating these policies may include, among other things, temporarily or permanently limiting or banning you from making Sub-Account transfers into an underlying Fund or other funds within that fund complex. We are not authorized to grant exceptions to an underlying Fund's trading policy. Please refer to each underlying Fund's prospectus for more information.

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Underlying Fund trading policies do not apply or may be limited. For instance:

- Certain types of financial intermediaries may not be required to provide us with shareholder information.

- "Excepted funds" such as money market funds and any underlying Fund that affirmatively permits short-term trading of its securities may opt not to adopt this type of policy. This type of policy may not apply to any financial intermediary that an underlying Fund treats as a single investor.

- A Fund can decide to exempt categories of Policy Owners whose Policies are subject to inconsistent trading restrictions or none at all.

- Non-shareholder initiated purchases or redemptions may not always be monitored. These include Sub-Account transfers that are executed: (i) automatically pursuant to a company sponsored contractual or systematic program such as transfers of assets as a result of "dollar cost averaging" programs, asset allocation programs, automatic rebalancing programs, loans, or systematic withdrawal programs; (ii) as a result of the payment of a Death Benefit; (iii) as a result of any deduction of charges or fees under a Policy; or (iv) as a result of payments such as loan repayments, scheduled Premium Payments, scheduled withdrawals or surrenders, retirement plan Premium Payments.

POSSIBILITY OF UNDETECTED ABUSIVE TRADING OR MARKET TIMING. We may not be able to detect or prevent all abusive trading activities. For instance,

- Since we net all the purchases and redemptions for a particular underlying Fund for this and many of our other products, transfers by any specific market timer could be inadvertently overlooked.

- Certain forms of variable annuities and types of underlying Funds may be attractive to market timers. We can not provide assurances that we will be capable of addressing possible abuses in a timely manner.

- Our policies apply only to individuals and entities that own or are Policy Owners under this Policy. However, the underlying Funds that make up the Sub-Accounts of this Policy are available for use with many different variable life insurance policies, variable annuity products and funding agreements, and they are offered directly to certain qualified retirement plans. Some of these products and plans may have less restrictive transfer rules or no transfer restrictions at all.

HOW ARE YOU AFFECTED BY FREQUENT SUB-ACCOUNT TRANSFERS?

We are not responsible for losses or lost investment opportunities associated with the effectuation of these policies. Frequent Sub-Account transfers may result in the dilution of the value of the outstanding securities issued by an underlying Fund as a result of increased transaction costs and lost investment opportunities typically associated with maintaining greater cash positions. This can adversely impact underlying Fund performance and, as a result, the performance of your Policy. This may also lower the Death Benefit paid to your Beneficiary.

Separate Account investors could be prevented from purchasing underlying Fund shares if we reach an impasse on the execution of an underlying Fund's trading instructions. In other words, an underlying Fund complex could refuse to allow new purchases of shares by all our variable product investors if the Fund and we can not reach a mutually acceptable agreement on how to treat an investor who, in a Fund's opinion, has violated the Fund's trading policy.

In some cases, we do not have the tax identification number or other identifying information requested by a Fund in our records. In those cases, we rely on the Policy Owner to provide the information. If the Policy Owner does not provide the information, we may be directed by the Fund to restrict the Policy Owner from further purchases of Fund shares. In those cases, all participants under a plan funded by the Policy will also be precluded from further purchases of Fund shares.

LIMITATIONS ON TRANSFERS FROM THE FIXED ACCOUNT -- Except for transfers made under the Dollar Cost Averaging Program, any transfers from the Fixed Account must occur during the 30-day period following each policy anniversary, and, if your accumulated value in the Fixed Account exceeds $1,000, the amount transferred from the Fixed Account in any policy Year may not exceed 25% of the accumulated value in the Fixed Account on the transfer date. As a result of these restrictions, it can take several years to transfer amounts from the Fixed Account to the Sub-Accounts.

TRANSFERS TO THE FIXED ACCOUNT: ADDITIONAL OPTIONS AVAILABLE TO POLICIES ISSUED BY HARTFORD LIFE INSURANCE COMPANY -- Amounts may be transferred among the Sub-Accounts to the Fixed Account at any time. For policies issued by Hartford Life Insurance Company, there are some additional options regarding the Fixed Account. At any time you may transfer all amounts in the Sub-Accounts to the Fixed Account and apply the Cash Surrender Value to purchase a non-variable paid-up life insurance policy, as long as the policy is in effect. A non-variable paid-up life insurance policy is a life insurance policy (that is not variable universal life insurance) where the cash value in the policy will be enough so that no premiums are required to maintain coverage for a certain period of time. You may also transfer amounts in the Sub-Accounts to the Fixed Account if a material change is made in the investment policy of the Separate Account and you object to the change. Lastly, you may transfer amounts in the Sub-Accounts to the Fixed Account during the first 18 months after your policy is issued, if your policy is in effect (Hartford Life Insurance Company Policies
Only).

DEFERRAL OF PAYMENTS -- State law allows us to defer payment of any Cash Surrender Values, withdrawals and loan amounts which are not attributable to the Sub-Accounts for up to six months from the date of the request. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis. If we defer payment for more than 30 days, we will pay you interest. For policies issued in New York, if we defer payment for more than 10 days, we will pay you interest.

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CHANGES TO CONTRACT OR SEPARATE ACCOUNT

MODIFICATION OF POLICY -- The only way the policy may be modified is by a written agreement signed by our President, or one of our Vice Presidents, Secretaries, or Assistant Secretaries.

SUBSTITUTION OF FUNDS -- We reserve the right to substitute the shares of any other registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account provided that the substitution has been approved by the Securities and Exchange Commission.

CHANGE IN OPERATION OF THE SEPARATE ACCOUNT -- The operation of the Separate Account may be modified to the extent permitted by law, including deregistration under the securities laws.

SEPARATE ACCOUNT TAXES -- Currently, no charge is made to the Separate Account for federal, state and local taxes that may be allocable to the Separate Account. A change in the applicable federal, state or local tax laws which impose tax on Hartford and/or the Separate Account may result in a charge against the policy in the future. Charges for other taxes, if any, allocable to the Separate Account may also be made.

OTHER BENEFITS

DOLLAR COST AVERAGING PROGRAM -- You may elect to allocate your Net Premiums among the Sub-Accounts and the Fixed Account pursuant to the Dollar Cost Averaging (DCA) program. The DCA program allows you to regularly transfer an amount you select from the Fixed Account or any Sub-Account into a different Sub-Account. Amounts will be transferred monthly to the other investment options in accordance with your allocation instructions. The dollar amount will be allocated to the investment options that you specify, in the proportions that you specify. If, on any transfer date, your Account Value allocated to the Dollar Cost Averaging program is less than the amount you have elected to transfer, your DCA program will terminate.

You may cancel your DCA election by notice in writing or by calling us at 1-800-231-5453. We reserve the right to change or discontinue the DCA program.

The main objective of a DCA program is to minimize the impact of short-term price fluctuations. The DCA program allows you to take advantage of market fluctuations. Since the same dollar amount is transferred to your selected investment options at set intervals, the DCA program allows you to purchase more accumulation units when prices are low and fewer accumulation units when prices are high. Therefore, a lower average cost per accumulation unit may be achieved over the long term. However, it is important to understand that the DCA program does not assure a profit or protect against investment loss.

STATIC ASSET ALLOCATION MODELS

This feature allows you to select your portfolio of Funds based on your risk tolerance, time horizon and investment objectives. Based on these factors, you can select one of several asset allocation models, with each specifying percentage allocations among various Funds available under your Policy ("model portfolios"). These model portfolios are based on generally accepted investment theories that take into account the historic returns of different asset classes (e.g., equities, bonds or cash) over different time periods. We make available educational information and materials (e.g., pie charts, graphs, or case studies) that can help you select a model portfolio, but we do not recommend models or otherwise provide advice as to what model portfolio may be appropriate for you.

You choose how much of your Account Value you want to invest in this program. You can also combine this program with the Dollar Cost Averaging Program (subject to restrictions). Your investments under the program will be rebalanced at the specified frequency (quarterly, semi-annual or annual) you choose to reflect the model portfolio's original percentages, thereby eliminating imbalances resulting from market movements and/or partial Surrenders. We have no discretionary authority or control over your investment decisions. These model portfolios are based on then available Funds and do not include the Fixed Account. You may participate in only one model portfolio at a time.

You will not be provided with information regarding periodic updates to the Funds and allocation percentages in the model portfolios, and we will not reallocate your Account Value based on those updates. Information on updated model portfolios may be obtained by contacting your Registered Representative. Investment alternatives other than these model portfolios are available that may enable you to invest you Account Value with similar risk and return characteristics. When considering a model portfolio for your individual situation, you should consider your other assets, income and investments in addition to this Policy.

ASSET REBALANCING -- Asset Rebalancing is another type of asset allocation program in which you customize your Sub-Accounts to meet your investment needs. You select the Sub-Accounts and the percentages you want allocated to each Sub-Account. Based on the frequency you select, your model will automatically rebalance to the original percentages chosen. You can only participate in one model at a time.

IMPACT OF FUND CHANGES ON DCA PROGRAM, ASSET ALLOCATION PROGRAM AND ASSET REBALANCING PROGRAM -- Certain Fund changes may impact these programs. If a Fund (merging Fund) contained in one of these programs merges into another Fund (surviving Fund) and we do not receive alternative instructions from you, we will automatically replace the merging fund with the surviving fund for each of the programs. If a Fund contained in one of these programs is liquidated, unless other instructions are received, we will generally reject the next allocation under the applicable program as "not in good order" and seek alternative instructions.

OPTIONAL SUPPLEMENTAL BENEFITS -- You may add additional benefits to your policy by electing one or more of the riders described below. Each rider involves additional costs that depend on the age, sex, and risk class of the insured, and the level

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of benefit provided by the rider. Each rider is subject to the restrictions and limitations described in the rider.

ESTATE TAX REPEAL BENEFIT RIDER -- In the news media you may have read that the federal Estate Tax law will expire in 2011 if Congress takes no action before then. Although it seems unlikely that Congress would allow the federal Estate Tax law to expire, if this were to happen it might affect your estate planning and you may no longer want this policy. So this rider allows you to terminate your policy and receive the Account Value without any deduction of Surrender Charges if there is no federal Estate Tax law in effect during 2011. We must receive your surrender request during the month of January 2011. The tax treatment of surrender proceeds from a surrendered policy pursuant to the Estate Tax Repeal Rider is the same as the tax treatment of surrender proceeds from a surrendered policy without the rider. See "Federal Tax Considerations" for more information. The amount you receive under this rider is reduced by any outstanding Indebtedness. There is no additional charge for this rider.

WAIVER OF SPECIFIED AMOUNT DISABILITY BENEFIT RIDER -- If the Insured becomes totally disabled you may have a difficult time paying the life insurance premiums. Under this rider, we will credit the policy with an amount specified in your Policy until the Insured attains age 65, or at least two years, if longer. The rider automatically terminates after the Insured reaches attained age 65. The rider is only available at Policy issuance and there is a charge for this rider.

TERM INSURANCE RIDER -- You may purchase a Term Insurance Rider on yourself as a base insured or on your family members. Under this Rider, we will pay the term life insurance benefit when the covered insured dies, according to the terms of your Policy and the Rider. You may elect this Rider when you purchase your Policy or on any Policy Anniversary. Hartford may require proof of insurability before we issue this Rider. If your Policy offers a No Lapse Guarantee, the face amount of the Term Insurance Rider is generally not covered by the No Lapse Guarantee.

In deciding whether to use the Term Insurance Rider as part of the total coverage under the Policy on the base insured, you should consider the following factors regarding your Policy's costs and benefits. If you choose to combine flexible permanent insurance coverage with a Term Insurance Rider on the life of the base insured, the Rider provides additional temporary coverage at a cost that may be lower than if you purchased this term life insurance through a separate term life policy and the policy's cash surrender value available to you may be higher because there are no surrender charges associated with the Rider. Some policy monthly charges do not apply to the face amount of the Term Insurance Rider, therefore, using Term Insurance Rider coverage on the base insured may reduce the total amount of premium needed to sustain the total death benefit over the life of the Policy. Under some funding scenarios where the minimum death benefit insurance is increased to meet the definition of life insurance, the use of the Term Insurance Rider may have the effect of increasing the total amount of premium needed to sustain the total death benefit over the life of the Policy.

The compensation paid to your representative may be lower when the Term Insurance Rider is included as part of your total coverage than when your total coverage does not include the Term Insurance Rider.

You may wish to ask your representative for additional customized sales illustrations to review the impact of using Term Insurance Rider coveragein various combinations for your insurance protection needs.

ACCIDENTAL DEATH BENEFIT RIDER -- You may want additional life insurance coverage in case you die by accident. Under this rider we will pay a specified amount when the insured dies under accidental circumstances. You choose the level of coverage when you select the rider.

DEDUCTION AMOUNT WAIVER RIDER -- The costs of your policy are deducted each month through the Monthly Deduction Amount. If you become disabled and fall behind on your premium payments, the continued deduction of the Monthly Deduction Amounts without paying the premium could risk your policy to default and terminate. So under the Deduction Amount Waiver Rider, while the insured is totally disabled, we will waive the Monthly Deduction Amount. This will help keep your policy inforce if you fall behind on your premium payments.

COST OF LIVING ADJUSTMENT RIDER -- You may want your life insurance coverage to keep pace with inflation. Under this rider, we will increase your Face Amount without evidence of insurability on every second anniversary of the rider. The Face Amount increases are based on increases in the consumer price index, subject to certain limitations. If you do not accept an increase, this rider is terminated and no future increases will occur. There is no charge for this rider.

CHILD INSURANCE RIDER -- This rider provides term life insurance coverage on all the eligible children of the insured under the policy. We will pay the term life insurance death benefit amount you elect under this rider upon receipt of due proof of death of an insured child. To receive a death benefit, an insured child must be more than 16 days old but not yet 25 years old. Requirements to become an insured child are described in the rider. There is a per $1,000 charge for this rider that covers all the insured children. This rider may not be available in all policies.

ACCELERATED DEATH BENEFIT RIDER FOR TERMINAL ILLNESS -- In the event an insured's life expectancy is 12 months (24 months in some states) or less, we will pay a lump sum accelerated death benefit at your request subject to certain limitations and proof of eligibility. The benefit percentage is set at issue. The maximum charge for this rider is $300.

LIFEACCESS ACCELERATED BENEFIT RIDER -- In the event the Insured becomes Chronically Ill and is likely to need services for the remainder of the Insured's life, we will pay an accelerated death benefit up to 100% of the Death Benefit and any term amount. At your request the accelerated benefit will be paid in

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monthly payments or on an annual lump sum basis subject to certain limitations and satisfaction of eligibility requirements, including a written certification from a Licensed Health Care Practitioner that the Insured is Chronically Ill. The certification must also state that the insured is in need of services under a plan and that such services are likely to be needed for the rest of the insured's life. In addition, as a condition of eligibility for benefits under the rider, we may impose restrictions or limitations on the availability of certain investment options. We will provide you prior written notice of any such restrictions or limitations and you may terminate this rider at anytime. This rider is only available at Policy issuance and there is a charge for this rider.

OVERLOAN PROTECTION RIDER -- This rider gives you the option to continue your policy at a reduced death benefit with no further Monthly Deduction Amounts in the event your policy is in danger of default or termination due to excessive Indebtedness. You may elect the benefit under limited circumstances as described in the rider. Subject to the terms and limitations described in the rider, the rider guarantees the policy will not go into default or terminate due to excessive Indebtedness. At the time you elect the benefit under the rider, a transaction charge will be deducted from your Account Value. The maximum transaction charge is 7% of the Account Value.

Riders may not be available in all states.

MODIFICATION OF CASH SURRENDER VALUE ENDORSEMENT -- Subject to underwriting approval, you may add an endorsement to your policy at the time of purchase that provides for a waiver of surrender charges for a limited time. If you add the endorsement and you fully surrender your policy within three (3) years after purchase, we will not deduct a surrender charge from your Cash Surrender Value. There is no additional charge for the endorsement. However, if you choose to add this endorsement, the No-Lapse Guarantee of the policy is not offered and is removed from your policy. The No-Lapse Guarantee is a feature that helps prevent your policy from lapsing if you fall behind on your premium payments.

SETTLEMENT OPTIONS -- Proceeds from your Policy may be paid in a lump sum or may be applied to one of our settlement options. If the Death Benefit payment is $10,000 or greater, the Beneficiary may elect to establish an interest-bearing draft account ("Safe Haven Account") in the name of the Beneficiary and the proceeds will be held in our General Account. The Beneficiary can write one draft for the total amount of the payment, or keep the money in the General Account and write draft accounts as needed. We will credit interest at a rate determined by us. For federal income tax purposes, the Beneficiary will be deemed to have received the lump sum payment on transfer of the Death Benefit Proceeds to the General Account. The interest will be taxable to the Beneficiary in the tax year that it is credited. We may not offer the Safe Haven Account in all states and we reserve the right to discontinue offering it at any time. The minimum amount that may be placed under a settlement option is $5,000 (unless we consent to a lesser amount), subject to our then-current rules. If you select the Second Option or Third Option, each is irrevocable and you may not fully or partially commute the settlement option for a lump sum. The following payment options are available to you or your beneficiary. In most states, if a payment option is not selected, proceeds will be paid to the Safe Haven Account. Your beneficiary may choose a settlement.

FIRST OPTION -- INTEREST INCOME

Payments of interest at the rate we declare (but not less than 2% per year) on the amount applied periodically under this option. You may request these payments to be made monthly, quarterly, semi-annually or annually. At any time you may request to receive the lump sum of the money that we are holding.

SECOND OPTION -- INCOME OF FIXED AMOUNT

Equal payments of the amount chosen until the amount applied under this option (with interest of not less than 2% per year) is exhausted. You may request these payments to be made monthly, quarterly, semi-annually or annually. The final payment will be for the balance remaining.

THIRD OPTION -- PAYMENTS FOR A FIXED PERIOD

An amount payable monthly for the number of years selected, which may be from one to 30 years.

The policy provides for guaranteed dollar amounts of monthly payments for each $1,000 applied under the Third Option.

The tables for the First, Second and Third Options are based on a net investment rate of 2% per annum. We may, however, from time to time, at our discretion if mortality appears more favorable and interest rates justify, apply other tables which will result in higher monthly payments for each $1,000 applied under one or more of the four payment options.

Other arrangements for income payments may be agreed upon.

BENEFITS AT MATURITY -- The scheduled maturity date is shown in your policy and is the last date on which you may elect to make premium payments. Unless you elect to continue the policy beyond this date, the policy will terminate and any Cash Surrender Value will be paid to you.

If elected, the policy may continue in force after the scheduled maturity date if (a) the policy was in force on the scheduled maturity date; and (b) the owner of the policy (including any assignee of record) agrees in writing to this continuation.

At the scheduled maturity date, you may elect one of two options.

Under Option 1:

- Policy values will be transferred to the Fixed Account and no further transfers will be allowed;

-   The Face Amount will be set equal to the Death Benefit on the maturity date;

-   the Death Benefit Option will be changed to Option A (Level Option).

Under Option 2:

- The Face Amount will be set equal to the Death Benefit minus the Account Value on the maturity date;

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                                                                          33

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-   the Death Benefit Option will be changed to Option B (Return of Account
    Value Option) with no evidence of insurability being required;

- the Account Value, if any, will continue to fluctuate with investment performance;

Under both Option 1 and 2:

-   any loans will continue to accrue interest and become part of Indebtedness;

-   no future Monthly Deduction Amounts will be deducted;

-   no further premium payments will be accepted;

- all additional benefits provided by rider will terminate at the scheduled maturity date;

-   the policy may terminate due to excessive Indebtedness; and

-   loan repayments may still be made during this time.

Otherwise, the policy will terminate on the scheduled maturity date.

CLASS OF PURCHASERS

REDUCED CHARGES FOR ELIGIBLE GROUPS -- Certain charges and deductions described above may be reduced for policies issued in connection with a specific plan, in accordance with our rules in effect as of the date the application for a policy is approved. To qualify for such a reduction, a plan must satisfy certain criteria, i.e., as to size of the plan, expected number of participants and anticipated premium payment from the plan. Generally, the sales contacts and effort, administrative costs and mortality cost per policy vary, based on such factors as the size of the plan, the purposes for which policies are purchased and certain characteristics of the plan's members. The amount of reduction and the criteria for qualification will be reflected in the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying plans. We may modify, from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in the Separate Account.

HOW POLICIES ARE SOLD

We have entered into a distribution agreement with our affiliate, Hartford Equity Sales Company, Inc., ("HESCO"), under which HESCO serves as principal underwriter for the policies which are offered on a continuous basis. HESCO is registered with the Securities and Exchange Commission under the 1934 Act as a broker-dealer and is a member of the FINRA. The principal business address of HESCO is the same as ours.

HESCO has entered into selling agreements with affiliated and unaffiliated broker-dealers, and financial institutions ("Financial Intermediaries") for the sale of the policies. We pay compensation to HESCO for sales of the policies by Financial Intermediaries. Polices will be sold by individuals who have been appointed by us as insurance agents and who are registered representative of Financial Intermediaries ("Registered Representative").

We list below types of arrangements that help to incentivize sales people to sell our products. These types of arrangements could be viewed as creating conflicts of interest.

Financial Intermediaries receive commissions (described below under "Commissions"). Certain selected Financial Intermediaries also receive additional compensation (described below under "Additional Payments"). All or a portion of the payments we make to Financial Intermediaries may be passed on to Registered Representative according to a Financial Intermediaries' internal compensation practices.

Affiliated broker-dealers also employ individuals called "wholesalers" in the sales process. Wholesalers typically receive compensation that is based on the type of policy or optional benefits sold.

HARTFORD LIFE INSURANCE COMPANY POLICIES -- We pay commissions that vary with the selling agreements and are based on "Target Premiums" that we determine. "Target premium" is a hypothetical premium that is used only to calculate commissions. It varies with the death benefit option you choose and the issue age, gender and underwriting class of the insured. During the first Policy Year, the maximum commission we pay is 50% of the premium up to the Target Premium. The maximum commission for the amount in excess of the Target Premium in the first Policy Year is 4.39%. In renewal years, the maximum commission rate is 22% until the cumulative premiums, since policy inception, exceed the target premium for policy year 1. We also pay an Expense Reimbursement Allowance and an override payment during the first Policy Year. The maximum Expense Reimbursement Allowance and override payment in the first Policy Year is 45% and 9%, respectively of Target Premium. In Policy Years 2 and later, the maximum commission we pay is 20% of Target Premium and 2% on premiums above the Target Premium.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY POLICIES -- We pay commissions that vary with the selling agreements and are based on "Target Premiums" that we determine. "Target Premium" is a hypothetical premium that is used only to calculate commissions. It varies with the death benefit option you choose and the issue age, gender and underwriting class of the insured. During the first Policy Year, the maximum commission we pay is 120% of the premium up to the Target Premium. The maximum commission for the amount in excess of the Target Premium in the first Policy Year is 4.97%. The first year commission rate will apply to premiums in renewal years until the cumulative premiums received exceed the target premium. In Policy Years 2 and later, the maximum commission we pay is 5% of Target Premium and 3% on premiums above the Target Premium.

Your Registered Representative typically receives a portion of the compensation paid to his or her Financial Intermediary in connection with the policy, depending on the particular arrangements between your Registered Representative and

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34

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their Financial Intermediary. We are not involved in determining your Registered
Representative's compensation. A Registered Representative may be required to return all or a portion of the commissions paid if the policy terminates prior to the policy's thirteenth month-a-versary.

Check with your Registered Representative to verify whether your account is a brokerage account or an advisory account. Your interests may differ from ours and your Registered Representative (or the Financial Intermediary with which they are associated). Please ask questions to make sure you understand your rights and any potential conflicts of interest. If you are an advisory client, your Registered Representative (or the Financial Intermediary with which they are associated) can be paid by both you and by us based on what you buy. Therefore, profits, and your Registered Representative's (or their Financial Intermediary's compensation, may vary by product and over time. Contact an appropriate person at your Financial Intermediary with whom you can discuss these differences.

- ADDITIONAL PAYMENTS. Subject to FINRA and Financial Intermediary rules, we (or our affiliates) also pay the following types of additional payments to among other things encourage the sale of this Policy. These additional payments could create an incentive for your Registered Representative, and the Financial Intermediary with which they are associated, to recommend products that pay them more than others.

ADDITIONAL
PAYMENT TYPE                                                   WHAT PAYMENT IS USED FOR
--------------------------------------------------------------------------------------------------------------------------------
Asset-based            We pay certain Financial Intermediaries and wholesalers based on the achievement of certain sales or
Commissions            assets under management targets.
Marketing Expense      We pay marketing allowances to Financial Intermediaries to help pay or reimburse sales marketing and
Allowances             operational expenses associated with the policies.
Gifts and              We (or our affiliates) provide any or all of the following: (1) occasional meals and entertainment; (2)
Entertainment          occasional tickets to sporting events; and (3) nominal gifts (not to exceed $100 annually).
Promotional Payments   We (or our affiliates) may pay for: (a) Access: such as one-on-one wholesaler visits; (b) Support: such as hardware and software, operational and systems integration, sales and service desk training, joint marketing campaigns, client or prospect seminar sponsorships, broker-dealer event advertising/participation, sponsorship of sales contests and/or promotions in which participants receive prizes such as travel awards, merchandise and recognition; and/or sponsorship of due diligence meetings;
                       educational, sales or training seminars, conferences and programs; and, (c) Miscellaneous: such as expense allowances and reimbursements; override payments and bonuses; and/or marketing support fees (or allowances) for providing assistance in promoting the sale of our variable products.
Marketing Efforts      We pay for special marketing and distribution benefits such as: inclusion of our products on Financial
                       Intermediary's "preferred list"; participation in or visibility at national and regional conferences;
                       access to Registered Representatives; links to our website from the Financial Intermediary websites; and
                       articles in Financial Intermediary publications highlighting our products and services.

For the year ended December 31, 2007, Hartford and its affiliates paid approximately $11,800,000 in Additional Payments to Financial Intermediaries in conjunction with the promotion and support of individual life policies.

In addition, for the year ended December 31, 2007, Hartford, HESCO and their affiliate, Hartford Life and Annuity Insurance Company, paid $3,500,000 in Additional Payments to an affiliated Financial Intermediary, Woodbury Financial Services, Inc. (an indirect wholly-owned subsidiary of Hartford).

As of April 1, 2008, we have entered into arrangements to make Additional Payments to the following Financial Intermediaries: 1st Global, 21st Century Financial, Access Insurance, AG Edwards, AIG, AIM, Aintree Capital, AJF Financial Services, Al Phillips Agency, Allegiance, Alliant Insurance, Alternate Wealth Strategies, American General Securities, Inc., Amerus Life, Amrine Financial Services, Applied Financial Concepts, APS/Best Practices, Arizona State University, Artisa Financial Group, Arvest Asset Management, Asset Preserv. Strategies, AXA, Bank of America, Bank of the West, Bank West Insurance, Banknorth Investment Group, BCG Securities, BDS Financial Service Corp., Beach Financial Services, Belforti Investments, Benco Ins. Svc., Benefit Service Company, BeyCor Insurance, Bison Financial Group, Bisys, Blanksom Agency, Bob Lew & Assoc., Brecek & Young, Brindus Financial Services, Brokerage Resources, Brooke Insurance, C2 Advisors, LLC, Cadaret Grant, Cal National Investments, Capital Analysts, Capital Financial Services, Capital Planning Associates, Cat. Financial Partners, CCO Investments, Cedar Brook Financial, Centara Cap., Centara Capital, Centaurus Financial, Century Wealth Management, Charles Edward Investments, Chen & Chen CPA, Chicago Investment Group, Cipiti & Assoc., CitiGroup/Smith Barney, City Securities, Colonial Bank, Commonwealth, Compass Bank, Compass Financial Directions, Connecta, Cooper Financial Services, Cornerstone Financial Group, Country Club Insurance, Courtland Sec., Covenant Financial Concepts, CPI, Crawford Financial Services, Credit Union Financial Network, Crosswind Strategies, CUNA Mutual, Dave Hils Insurance, David Givnish, CLU, Dawson Financial Group, Denny Wexler Attorney, Economic Concepts, Inc. ("ECI"), Edward Jones, Emerging Money Corporation, Everhart Financial Group, Farm Bureau, Fifth Third, Financial Legacy Group, Financial Network, Financial Network, Financial

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Planning Association of Rhode Island, First American Insurance Underwriters,
First Financial Partners, First Heartland, First Meridian, First Niagra Bank, First Planning, Forester, Fortune Financial Services, Frazier Financial Group, Frenkel Inc., FSC Securities, Genworth Financial, GGS Tax Service, Gill Financial Services, Global Insurance, GLS Financial Consultants, Gregory Financial Services, Grosslight Ins., Gulterert Associates, GWN Securities, H&R Block Financial Advisors, Hamilton Manning, Hammet & Green, Harbour Investments, Hartford Life, Haynes Brokerage Group, Hays Co., Hays Companies, HBW Columbus, HD Vest, Heritage Wealth Consultants, Hilliard Lyons, Himmelstein Financial, Hochman Cohen Torres LLP, Houston Association of Insurance and Financial Advisors, Inc., HR Companies, Hub International, IFMG, IMC Financial Group, Impire Sec. Independence Capital, Independent, Independent Brokers Network (IBN) Financial Services, Inc., Infinex Investments, Insurance Plus, Investlinc Wealth Services, Investors Capital, Investors Capital Corporation, Janney Montgomery Scott (JMS), JL Gottlieb Agency, John Branum Ins. Svcs., Jonathan Hind Financial Group, JP Morgan Chase, Jyot Financial Ins., Key Investment Services, Kirby Insurance, Kohlhase Insurance, L&M Financial Services, L.A. Broker Inc., Lane Financial Strategies and Concepts, Larry Zapp Assoc., LFA, LFCU Financial, Lincoln Financial Advisors, Linsco Private Ledger, M&I (Marshall & Illsey), M&T Securities, M2, LLC, Major Financial Planning, Maloyan Associates, Market Street Advisors, Marketshare Financial, Marvin Address & Associates, Maxx Financial Partners, Maynard Financial Services, Mercer Health, Merian Financial, Merrill Lynch, MML Investment Services, Inc., Monarch Financial Group, Money Concepts, Morgan Keegan, Morgan Stanley, Morris Financial Group, Inc., Multi Financial, Mundial Group, Mutual Service Corp., National Association Insurance Financial Advisors, National City, Navitas Group, Neil Potts Financial Services, Nelson Financial, Netstreet Brokerage, New Generation Insurance Marketing, Inc., New West Insurance, Newbridge Securities, NEXT Financial Group, Niche Marketing, Northwestern Mutual Legends Capital, One Resource Group, One Source Financial Services, Inc., owR Opinion, Palm Assurance Resc., Paragon Financial Group, Parry Financial, Partners of the West, Patrick Casey, CPA, Pension Plan Solutions, PFS, Pierro Law Group, Pinnacle TAXX, Potomac, PrimeVest Financial Services, Principal Financial Group, Princor Financial Services, Private Banker, QA3 Financial Corp., Quality First, Questar Capital, Rakowski, Raymond James & Associates, RBC Dain Rauscher, Redick Financial Group, Resource Strategies Inc., Resunate Inc., Risk Mgmt. Advisors, River City Group, RM Stark & Co., Robert W. Baird, Rosselot Financial, Royal Alliance, Royalton Financial Group, Ryan Beck & Co., Sagemark Consulting, Sammins Inc., San Diego Stock & Bond Association, Sanford Kutash Agency, Sante Fe Wealth, Securities America, Semaphone Holdings, Sergakis Insurance Agency, SGM, Smith & Condeni, Sorbitz & Co., Sotille Insurance, Source Financial, Southland, Stifel Nicolaus & Co., Inc., Strategic Financial Group, Sullivan Curtis Monroe, TD Banknorth, The Rule Group, Thomas McDonald Partners, Thurston, Springer, Miller, Herd, and Titak, Time Financial, Transamerica Life Co., Trapani Dickens & Ass., UBOC Investment Services, Inc., UBS Financial Services, Inc., Unaffiliated Firms, UnionBanc Investment Services, Unisure Ins. Svcs., United Planners Financial, USA Small Business Solution, USI, Valley Insurance Services, Valmark Securities, Wachovia, Washington Mutual, Wells Fargo, WFG/WGS, Windsor, WM Financial Services, Woodbury Financial Services, Woodruff-Sawyer, Workman Securities, World Financial Group, World Group Securities, Yamasaki Ins. Agency, Zebra Financial. Inclusion on this list does not imply that these sums necessarily constitute "special cash compensation" as defined by FINRA Conduct Rule 2830(I)(4). We will endeavor to update this listing annually and interim arrangements may not be reflected. We assume no duty to notify any investor whether their Sales Representative is or should be included in any such listing. You are encouraged to review the prospectus for each Fund for any other compensation arrangements pertaining to the distribution of Fund shares.

PREMIUMS

APPLICATION FOR A POLICY -- To purchase a policy you must submit an application to us. Within limits, you may choose the initial Face Amount. Policies generally will be issued only on the lives of insureds age 85 and under who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason. No change in the terms or conditions of a policy will be made without your consent. The minimum initial premium is the amount required to keep the policy in force for one month, but not less than $50.

Your policy will be effective on the policy date only after we receive all outstanding delivery requirements and the initial premium payment. The policy date is the date used to determine all future cyclical transactions on the policy, such as Monthly Activity Date and policy years.

PREMIUM PAYMENT FLEXIBILITY -- You have flexibility as to when and in what amounts you pay premiums. Prior to policy issue, you can choose a planned premium, within a range we determined, based on the Face Amount and the insured's sex (except where unisex rates apply), issue age and risk classification. We will send you premium notices for planned premium. Such notices may be sent on an annual, semi-annual or quarterly basis. You may also have premium payments automatically deducted monthly from your checking account. The planned premium and payment mode you select are shown on your policy's specifications page. You may change the planned premium at any time, subject to our minimum amount rules then in effect.


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36

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After the first premium has been paid, your subsequent premium payments are flexible. The actual amount and frequency of payment will affect the Account Value and could affect the amount and duration of insurance provided by the policy. Your policy may lapse if the value of your policy becomes insufficient to cover the Monthly Deduction Amounts. In such case you may be required to pay additional premiums in order to prevent the policy from terminating. For details see, "Lapse and Reinstatement."

You may pay additional premiums at any time prior to the scheduled maturity date, subject to the following limitations:

- The minimum premium that we will accept is $50 or the amount required to keep the policy in force.

- We reserve the right to require evidence of insurability for any premium payment that results in an increase in the death benefit greater than the amount of the premium.

-   Any premium payment in excess of $1,000,000 is subject to our approval.

In some cases, applying a subsequent premium payment in a policy year could result in your policy becoming a modified endowment contract (MEC). If we receive a subsequent premium payment that would cause the Policy to become a MEC, we will follow these procedures:

- If the premium is received more than 20 calendar days prior to the Policy Anniversary Date or if it is greater than your planned premium, we will apply the premium to the Policy. We will notify you in writing that your Policy has become a MEC and provide you with the opportunity to correct the MEC status as specified in the notice. You have 2 weeks from the date of the notice to respond.

- If we receive the premium within 20 calendar days prior to the policy anniversary date and it is less than or equal to the planned premium, the premium payment will be considered not in good order. We will hold the payment without interest and credit it to the policy on the policy anniversary date. If the policy anniversary date is not a Valuation Date, the payment will then be credited on the next Valuation Date following the policy anniversary. The owner will be notified of our action after the premium payment has been credited.

These procedures may not apply if there has been a material change to your policy that impacts the 7-pay limit or 7-pay period because the start of the 7-pay year may no longer coincide with your policy anniversary.

In some cases, applying a subsequent premium payment in a policy year could cause your Policy to fail the definition of life insurance. If we receive a subsequent premium payment that would cause the Policy to fail the definition of life insurance, the premium payment will be considered not in good order and we will follow these procedures:

- If the premium is received more than 20 calendar days prior to the Policy Anniversary Date or if it is greater than your planned premium, we will return the excess premium payment to you and await further instructions.

- If we receive the premium within 20 calendar days prior to the policy anniversary date and it is less than or equal to the planned premium, we will hold the payment without interest and credit the premium payment on the policy anniversary date. If the policy anniversary date is not a Valuation Date, the payment will then be credited on the next Valuation Date following the policy. The owner will be notified of our action after the premium payment has been credited.

ALLOCATION OF PREMIUM PAYMENTS

Premium payments are not applied to the Policy until they are received in good order at the addresses below or received by us via wire.

INITIAL NET PREMIUM -- During the application process, you choose how you want to allocate your initial Net Premium among the Sub-Accounts and the Fixed Account on the premium allocation form. Any Net Premium received by us in good order prior to the end of the right to examine period, will be allocated to the Hartford Money Market HLS Fund Sub-Account based on the next computed value of the Hartford Money Market HLS Fund Sub-Account. Upon the expiration of the right to examine period, we will automatically allocate the value in the Hartford Money Market HLS Fund to the Fixed Account (if applicable) and the Sub-Accounts according to your premium allocation instructions. (For policies issued by Hartford Life Insurance Company, if your policy was issued as a result of a replacement, we will automatically move the money from the Hartford Money Market HLS Fund Sub-Account to the Sub-Accounts and the Fixed Account based on the instructions in the application 10 days after the policy was issued, not at the end of the Free Look period.)

SUBSEQUENT NET PREMIUMS -- For subsequent Net Premium Payments, you may send allocation instructions to the addresses below in accordance with our then current procedures. If you make a subsequent premium payment and do not provide us with allocation instructions, we will allocate the premium payment among the Sub-Accounts and the Fixed Account in accordance with your most recent allocation instructions. Any allocation instructions will be effective upon receipt by us in good order and will apply only to premium payments received on or after that date. Subsequent premium payments received by us in good order will be credited to your Policy based on the next computed value of a Sub-Account following receipt of your premium payment. Net Premiums allocated to the Fixed Account will be credited to your Policy.

You may not exceed twenty (20) investment choices at any given time and the percentage you allocate to each Sub-Account and/or the Fixed Account must be in whole percentages.

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HOW TO SEND PREMIUM PAYMENTS

MAIL

You should send premium payments to the following lockbox address:

The Hartford
PO Box 64273
St. Paul, MN 55164-0273

or

To our Individual Life Operations Center at:

The Hartford
500 Bielenberg Drive
Woodbury, MN 55125

WIRE

You may also arrange to pay your premium payments by wire. To wire payments call 1-800-231-5453 or email LifeService@Hartfordlife.com.

Mailed premium payments not sent to either of the addresses stated above will be considered not in good order. We will reroute the payment and apply it on the Valuation Date when it is received at the correct location and is determined to be in good order.

You will receive several different types of notifications as to what your current premium allocation is. Each transaction confirmation received after we receive a premium payment will show how a Net Premium has been allocated. Additionally, each quarterly statement summarizes the current premium allocation in effect for such policy.

If your most recent premium allocation instructions include a Fund (merging
Fund) that has been merged into another Fund (surviving Fund) and we do not receive alternative instructions, we will allocate the premium among the Sub-Accounts and the Fixed Account based on your most recent allocation instructions, except that we will apply the premium that would have been allocated to the merging Fund to the surviving Fund. If your most recent premium allocation instructions include a Fund that has been liquidated, generally, unless we receive alternative instructions, we will reject the premium as "not in good order" and seek alternative instructions. (Please note that if your most recent allocation instructions include a Fund that we merged or liquidated and your premium payments are made through ACH (wire service), we will reject that premium payment as "not in good order" and seek alternative instructions.

If you mail or fax us a transfer or premium payment request with premium allocation or transfer instructions and those premium allocation or transfer instructions request that a premium or policy value be allocated to a Fund that has been merged or liquidated, we will reject that request as "not in good order" and seek alternative instructions.

ACCUMULATION UNITS -- Net Premiums allocated to the Sub-Accounts are used to credit accumulation units to such Sub-Accounts.

The number of accumulation units in each Sub-Account to be credited to a policy (including the initial allocation to the Hartford Money Market Sub-Account) and the amount to be credited to the Fixed Account will be determined, first, by multiplying the Net Premium by the appropriate allocation percentage in order to determine the portion of Net Premiums or transferred Account Value to be invested in the Fixed Account or the Sub-Account. Each portion of the Net Premium or transferred Account Value to be invested in a Sub-Account is then divided by the accumulation unit value in a particular Sub-Account next computed following its receipt. The resulting figure is the number of accumulation units to be credited to each Sub-Account.

ACCUMULATION UNIT VALUES -- The accumulation unit value for each Sub-Account will vary to reflect the investment experience of the applicable Fund and will be determined on each Valuation Day by multiplying the accumulation unit value of the particular Sub-Account on the preceding Valuation Day by the net investment factor for that Sub-Account for the Valuation Period then ended. The net investment factor for each of the Sub-Accounts is equal to the net asset value per share of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any dividend or capital gain distributions paid by that Fund in the Valuation Period then ended) divided by the net asset value per share of the corresponding Fund at the beginning of the Valuation Period.

All valuations in connection with a policy, (i.e., with respect to determining Account Value, in connection with policy loans, or in calculation of death benefits, or with respect to determining the number of accumulation units to be credited to a policy with each premium payment other than the initial premium payment) will be made at the end of the Valuation Period after the request or payment is received by us in good order at the Individual Life Operations Center. If we receive your request or payment in good order before the close of the New York Stock Exchange, it will be applied as of the same Valuation Day. If we receive your request or payment in good order after the close of the New York Stock Exchange, it will be invested on the next Valuation Day. If we receive your request or payment in good order on a non-Valuation Day, it will be invested on the next Valuation Day. Requests for Sub-Account transfers received on any Valuation Day in good order after the close of the NYSE or a non-Valuation Day will be invested on the next Valuation Day.

ACCOUNT VALUES -- Each policy will have an Account Value. There is no minimum guaranteed Account Value.

The Account Value of a policy changes on a daily basis and will be computed on each Valuation Day. The Account Value will vary to reflect the investment experience of the Sub-Accounts, the interest credited to the Fixed Account and the Loan

38

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Account, and the Monthly Deduction Amounts, Net Premiums paid, and any withdrawals taken.

A policy's Account Value is related to the net asset value of the Funds associated with the Sub-Accounts, if any, to which Net Premiums on the policy have been allocated. The Account Value in the Sub-Accounts on any Valuation Day is calculated by, first, multiplying the number of accumulation units in each Sub-Account as of the Valuation Day by the then current value of the accumulation units in that Sub-Account and then totaling the result for all of the Sub-Accounts. A policy's Account Value equals the policy's value in all of the Sub-Accounts, the Fixed Account, and the Loan Account. A policy's Cash Value is equal to the Account Value less any applicable surrender charges. A policy's Cash Surrender Value, which is the net amount available upon surrender of the policy, is the Cash Value less any Indebtedness. See "Accumulation Unit Values," above.

We will pay death proceeds, Cash Surrender Values, partial withdrawals, and loan amounts allocable to the Sub-Accounts within seven calendar days after we receive all the information needed to process the payment, unless the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the Commission or the Commission declares that an emergency exists.

DEATH BENEFITS AND POLICY VALUES

DEATH BENEFIT -- Your policy provides for the payment of the death proceeds to the named beneficiary upon receipt of due proof of the death of the insured. Your policy will be effective on the policy date only after we receive all outstanding delivery requirements and the initial premium payment. You must notify us in writing as soon as possible after the death of the insured. The death proceeds payable to the beneficiary equal the death benefit less any Indebtedness and less any due and unpaid Monthly Deduction Amount occurring during a grace period. The death benefit depends on the death benefit option you select.

DEATH BENEFIT OPTIONS -- You have four death benefit options available. Options A, B and C are available when you purchase your policy. Option D is not available when you purchase your policy, however, you may change from Option B to Option D.

- OPTION A (LEVEL OPTION) Under this option, the death benefit is the current Face Amount.

- OPTION B (RETURN OF ACCOUNT VALUE OPTION) Under this option, the death benefit is the current Face Amount, plus the Account Value on the date we receive due proof of the insured's death.

- OPTION C (RETURN OF PREMIUM OPTION) Under this option, the death benefit is the current Face Amount, plus the sum of the premiums paid. This death benefit option is subject to an overall maximum, which is currently the Face Amount plus $5 million.

- OPTION D (DECREASING OPTION) Under this option, the death benefit is the current Face Amount, plus the lesser of:

       - the Account Value on the date we receive due proof of the insured's death; or

       - the Account Value on the date of the change from death benefit Option B (Return of Account Value) to Option D (Decreasing Option), reduced by any withdrawals.

DEATH BENEFIT OPTION CHANGES -- You may change your death benefit option by notifying us in writing. Any change will become effective on the Monthly Activity Date following the date we receive your request. If the insured dies before the Monthly Activity Date after we receive your request, we will pay the death benefit as if you had never changed your death benefit option.

The following changes are allowed without evidence of insurability:

- You may change Option A (Level Option) to Option B (Return of Account Value Option). If you do, the Face Amount will become that amount available as a death benefit immediately prior to the option change, decreased by the then current Account Value.

- You may change from Option B (Return of Account Value Option) to Option D (Decreasing Option). The Option D death benefit is the current Face Amount increased by the lesser of:

       - the Account Value on the date we receive due proof of death of the insured; or

       - the Account Value on the date of you changed the death benefit option from Option B (Return of Account Value) to Option D (Decreasing Option), reduced by any withdrawals.

- You may change Option C (Return of Premium Option) to Option A (Level Option). If you do, the Face Amount will become that amount available as a death benefit immediately prior to the option change.

In addition, you may change from Option B (Return of Account Value Option) to Option A (Level Option). However, if this change would result in a Face Amount that exceeds our guidelines and limitations that may be in effect, you must provide evidence of insurability satisfactory to us. If you do, the Face Amount will become the Face Amount immediately prior to the option change increased by the Account Value on the date of the option change.

You should consult a tax adviser regarding the possible adverse tax consequences resulting from a change in your death benefit option.

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MINIMUM DEATH BENEFIT -- The policy must satisfy a death benefit compliance test to qualify as life insurance under section 7702 of the Internal Revenue Code.
The test effectively requires that the death benefit always be equal to or greater than the Account Value multiplied by a certain percentage. Your policy has a minimum death benefit. We will automatically increase the death benefit so that it will never be less than the Account Value multiplied by the minimum death benefit percentage for the then current year. This percentage varies according to the policy year and each insured's issue age, sex (where unisex rates are not used) and insurance class. This percentage will never be less than 100% or greater than 1400%. The specified percentage applicable to you is listed on the specifications page of your policy.

EXAMPLES OF MINIMUM DEATH BENEFIT:

                                                              A           B
--------------------------------------------------------------------------------
 Face Amount                                                $100,000    $100,000
 Account Value                                                46,500      34,000
 Specified Percentage                                           250%        250%
 Death Benefit Option                                          Level       Level

In Example A, the death benefit equals $116,250, i.e., the greater of $100,000 (the Face Amount) or $116,250 (the Account Value at the date of death of $46,500, multiplied by the specified percentage of 250%). This amount, less any outstanding Indebtedness, constitutes the death proceeds payable to the beneficiary.

In Example B, the death benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $85,000 (the Account Value of $34,000, multiplied by the specified percentage of 250%).

UNSCHEDULED INCREASES AND DECREASES IN FACE AMOUNT -- At any time after the first policy year, you may request in writing to change the Face Amount. The minimum amount by which the Face Amount can be increased or decreased is based on our rules then in effect. We reserve the right to limit the number of increases or decreases made under the policy to not more than one in any 12 month period.

All requests to increase the Face Amount must be applied for on a new policy application and accompanied by your policy. All requests will be subject to evidence of insurability satisfactory to us. Any increase approved by us will be effective on the date shown on the new policy's specifications page, provided that the Monthly Deduction Amount for the first month after the effective date of increase is made. Any unscheduled increase will be subject to additional Monthly Per $1,000 Charges, additional cost of insurance charges and additional surrender charges, all of which are based on the attained age of the insured at the time of the increase. We will send you additional policy specification pages describing these charges. If you elect to decrease your Face Amount, the decrease will result in an overall reduction of charges because the amount of insurance coverage has decreased. However, the rate of charges will remain the same.

CHARGES AND POLICY VALUES -- Your policy values decrease due to the deduction of policy charges. Policy values may increase or decrease depending on investment performance; investment expenses and fees reduce the investment performance of the Sub-Accounts. Fluctuations in your account value may have an effect on your death benefit. If your policy lapses, the policy terminates and no death benefit will be paid.

MAKING WITHDRAWALS FROM YOUR POLICY

SURRENDER -- Provided your policy has a Cash Surrender Value, you may surrender your policy to us. We will pay you the Cash Surrender Value. Our liability under the policy will cease as of the date we receive your request in writing, or the date you request your surrender, whichever is later.

WITHDRAWALS -- You may make one withdrawal each calendar month. The minimum withdrawal is $500. The maximum withdrawal is the Cash Surrender Value less $1,000. If the death benefit option then in effect is Option A or Option C, the Face Amount will be decreased by an amount equal to the reduction in the Account Value resulting from the withdrawal. The minimum Face Amount required after a withdrawal is subject to our rules then in effect. Unless specified otherwise, the withdrawal will be deducted pro rata from the Fixed Account and the Sub-Accounts. Currently, we do not impose a withdrawal charge. However, we reserve the right to charge up to $10 per withdrawal.

LOANS

AVAILABILITY OF LOANS -- At any time while the Policy is in force and has a Cash Surrender Value, You may obtain a loan from Us. We will hold the Policy as sole security for repayment of any such loans taken. We may defer granting a loan, for the period permitted by law but not more than six months, unless the loan is to be used to pay premiums on any policies You have with Us. The minimum loan is $500. In Tennessee, there is no minimum.

When you take a loan, an amount equal to the loan is transferred from your investment choices to the Loan Account as collateral.

Unless you specify otherwise, all loan amounts will be transferred on a pro rata basis from the Fixed Account and each of the Sub-Accounts to the Loan Account.

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40

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If total Indebtedness equals or exceeds the Cash Value on any Monthly Activity
Date, your policy will go into default. See "Lapse and Reinstatement."

LOAN REPAYMENTS -- You can repay all or any part of a loan at any time while your policy is in force and the insured is alive. The amount of your policy loan repayment will be deducted from the Loan Account. It will be allocated among the Fixed Account and Sub-Accounts in the same percentage as premiums are allocated. All loan repayments must be clearly marked as such. Any payment not clearly marked as a loan repayment will be considered to be a premium payment.

EFFECT OF LOANS ON ACCOUNT VALUE -- A loan, whether or not repaid, will have a permanent effect on your Account Value and Death Benefit. This effect occurs because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. In addition, the rate of interest credited to the Fixed Account will usually be different than the rate credited to the Loan Account. The longer a loan is outstanding, the greater the effect on your Account Value is likely to be. Such effect could be favorable or unfavorable. If the Fixed Account and the Sub-Accounts earn more than the annual interest rate for funds held in the Loan Account, your Account Value will not increase as rapidly as it would have had no loan been made. If the Fixed Account and the Sub-Accounts earn less than the Loan Account, then your Account Value will be greater than it would have been had no loan been made. Additionally, if not repaid, the aggregate amount of the outstanding Indebtedness will reduce the death proceeds and the Cash Surrender Value otherwise payable.

CREDITED INTEREST -- Any amounts in the Loan Account will be credited with interest at an annual rate of 3.0%.

INTEREST CHARGED ON INDEBTEDNESS -- Interest will accrue daily on the Indebtedness at the policy loan rate. Because the interest charged on Indebtedness may exceed the rate credited to the Loan Account, the Indebtedness may grow faster than the Loan Account. If this happens, additional collateral will be transferred to the Loan Account. The additional collateral equals the difference between the Indebtedness and the value of the Loan Account. The additional collateral, if any, will be transferred on each Monthly Activity Date from the Fixed Account and the Sub-Accounts to the Loan Account on a pro rata basis.

POLICY LOAN RATES -- The table below shows the maximum interest rates we will charge on your Indebtedness.

                                               MAXIMUM INTEREST RATE
                                          CHARGED EQUALS THE FIXED ACCOUNT
DURING POLICY YEARS                        MINIMUM CREDITED RATE 3% PLUS:
----------------------------------------------------------------------------------------------
                  1-10                               2%
              11 and later                          0.25%

LAPSE AND REINSTATEMENT

LAPSE AND GRACE PERIOD -- Your policy will go into default on any Monthly Activity Date on which the Account Value less Indebtedness is not sufficient to cover the Monthly Deduction Amount and the No-Lapse Guarantee is not available.

If the policy goes into default, we will send You a lapse notice to warn you that the policy is in danger of terminating. This notice will be mailed at least 61 days before your coverage is to terminate. It will be mailed both to you and to any assignee of record. This lapse notice will tell you the minimum premium required to keep the policy from terminating. This minimum premium will never be greater than an amount which results in a Cash Surrender Value equal to the current Monthly Deduction Amount plus the next two Monthly Deduction Amounts as of the date your policy goes into default.

We will keep your policy inforce for the 61-day period following the date your policy goes into default. We call that period the "Grace Period." However, if we have not received the required premiums (specified in your lapse notice) by the end of the Grace Period, the policy will terminate. If the insured dies during the Grace Period, we will pay the death proceeds.

NO-LAPSE GUARANTEE -- The policy will remain inforce at the end of the policy Grace Period as long as the No-Lapse Guarantee is available. The No-Lapse Guarantee is available as long as:

-   The policy is issued to an insured age 85 or less;

-   The No-Lapse Guarantee Period has not expired; and

- On each Monthly Activity Date during the No-Lapse Guarantee Period, the cumulative premiums paid into the policy, less Indebtedness and less withdrawals, equal or exceed an amount known as the Cumulative No-Lapse Guarantee Premium.

Starting on the effective date of your policy, the length of the No-Lapse Guarantee Period is:

-   20 years or to insured age 75 if sooner, but never less than 5 years.

While the No-Lapse Guarantee is available, we guarantee your Account Value will never be less than zero and your Death Benefit will be at least equal to the Face Amount. If the insured dies while the No-Lapse Guarantee is available, we will pay the death proceeds.

If there is any increase or decrease in the Face Amount, or any change in rider coverage or a change in insurance class, a new monthly NoLapse Guarantee Premium will be calculated. We will send you a notice of the new monthly No-Lapse Guarantee Premium, which will be used in calculating the Cumulative No-Lapse Guarantee Premium in subsequent months.

The No-Lapse Guarantee is not available if you elect the Modification of Cash Surrender Value Endorsement.

REINSTATEMENT -- Prior to the death of the insured, a policy may be reinstated prior to the maturity date, provided such

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                                                                          41

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policy has not been surrendered for cash, and provided further that:

-   You request reinstatement in writing within five years after termination;

-   You submit satisfactory evidence of insurability to us;

- Any Indebtedness existing at the time the policy was terminated is repaid or carried over to the reinstated policy; and

- You pay a premium sufficient to cover (a) all Monthly Deduction Amounts that are due and unpaid during the Grace Period and (b) the sum of Monthly Deduction Amounts for the next three months after the date the policy is reinstated.

The Account Value on the reinstatement date equals:

- Net Premiums derived from premiums paid at the time of policy reinstatement; minus

- the Monthly Deduction Amounts that were due and unpaid during the Grace Period; plus

-   any Indebtedness carried over to the reinstated policy.

-   The Surrender Charge is based on the duration from the original policy date.

FEDERAL TAX CONSIDERATIONS

IRS CIRCULAR 230 NOTICE: The tax information contained in this Prospectus is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policyholder should seek tax advice based on its particular circumstances from an independent tax advisor.

INTRODUCTION

The following summary of tax rules does not provide or constitute any tax advice. It provides only a general discussion of certain of the expected federal income tax consequences with respect to amounts contributed to, invested in or received from a Contract, based on our understanding of the existing provisions of the Code, Treasury Regulations thereunder, and public interpretations thereof by the IRS (e.g., Revenue Rulings, Revenue Procedures or Notices) or by published court decisions. This summary discusses only certain federal income tax consequences to United States Persons, and does not discuss state, local or foreign tax consequences. The term United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships, trusts or estates that are subject to United States federal income tax, regardless of the source of their income. See "Life Insurance Purchases by Nonresident Aliens and Foreign Entities," regarding life insurance purchases by non-U.S. Persons.

This summary has been prepared by us after consultation with tax counsel, but no opinion of tax counsel has been obtained. We do not make any guarantee or representation regarding any tax status (e.g., federal, state, local or foreign) of any Contract or any transaction involving a Contract. In addition, there is always a possibility that the tax treatment of a life insurance contract could change by legislation or other means (such as regulations, rulings or judicial decisions). Moreover, it is always possible that any such change in tax treatment could be made retroactive (that is, made effective prior to the date of the change). Accordingly, you should consult a qualified tax adviser for complete information and advice before purchasing a Contract.

In addition, this discussion does not address many of the tax consequences if you use the Contract in various arrangements, including tax-qualified retirement arrangements, deferred compensation plans, split-dollar insurance arrangements, or other employee benefit arrangements. The tax consequences of any such arrangement may vary depending on the particular facts and circumstances of each individual arrangement and whether the arrangement satisfies certain tax qualification requirements or falls within a potentially adverse and/or broad tax definition or tax classification (e.g., for a deferred compensation or split-dollar arrangement). In addition, the tax rules affecting such an arrangement may have changed recently, e.g., by legislation or regulations that affect compensatory or employee benefit arrangements. Therefore, if you are contemplating the use of a Contract in any arrangement the value of which to you depends in part on its tax consequences, you should consult a qualified tax adviser regarding the tax treatment of the proposed arrangement and of any Contract used in it.

THE DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL PURPOSES ONLY. SPECIAL TAX RULES MAY APPLY WITH RESPECT TO CERTAIN SITUATIONS THAT ARE NOT DISCUSSED HEREIN. EACH POTENTIAL PURCHASER OF A CONTRACT IS ADVISED TO CONSULT WITH A QUALIFIED TAX ADVISER AS TO THE CONSEQUENCES OF ANY AMOUNTS INVESTED IN A CONTRACT UNDER APPLICABLE FEDERAL, STATE, LOCAL OR FOREIGN TAX LAW.

TAXATION OF HARTFORD AND THE SEPARATE ACCOUNT

The Separate Account is taxed as a part of Hartford, which is taxed as a life insurance company under Subchapter L of Chapter 1 of the Code. Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of Chapter 1 of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Funds) are reinvested and are taken into account in determining the value of the Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves based on the policy.

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42

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Currently, no taxes are due on interest, dividends and short-term or long-term capital gain earned by the Separate Account with respect to the policies. Hartford is entitled to certain tax benefits related to the investment of company assets, including assets of the Separate Account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you since Hartford is the owner of the assets from which the tax benefits are derived.

INCOME TAXATION OF POLICY BENEFITS -- GENERALLY

For federal income tax purposes, the policies should be treated as life insurance contracts under Section 7702 of the Code. The death benefit under a life insurance contract is generally excluded from the gross income of the Beneficiary. However, there are exceptions to this general rule. For example, the death benefit will be taxable in the case of a transfer-for-value, unless certain exceptions apply. Also, a life insurance policy owner is generally not taxed on increments in the contract value prior to a receipt of some amount from the policy, e.g., upon a partial or full surrender. Section 7702 imposes certain limits on the amounts of the premiums paid and cash value accumulations in a policy, in order for it to remain tax-qualified as a life insurance contract. We intend to monitor premium and cash value levels to assure compliance with the
Section 7702 requirements.

At the time We issue the Policy, You must irrevocably elect one of the following tests to qualify the Policy as life insurance under section 7702 of the Code:
(a) the cash value accumulation test; or (b) the guideline premium and cash value corridor test.

Under the cash value accumulation test, a Policy's Death Benefit must be large enough to ensure that the Policy's Account Value is never larger than the net single premium that is needed to fund future benefits under the Policy. The net single premium under the Policy varies according to the age(s), sex(es) and underwriting class(s) of the insured(s) and is calculated in accordance with section 7702 and used to determine the minimum death benefit percentages stated in the Policy.

The guideline premium and cash value corridor test is made up of two components, each of which must be satisfied in order to qualify as life insurance under section 7702. Under the guideline premium portion of the test, the total premiums you pay cannot exceed your Policy's guideline premium limit. The guideline premium limit is the greater of the guideline single premium or the sum of the guideline level premiums to date. Under the cash value corridor portion of the test, the Policy's Death Benefit may not be less than the Policy Account Value multiplied by the minimum death benefit percentages set forth in section 7702 (and stated in the Policy).

At the time We issue the Policy, You must irrevocably elect one of the following tests to qualify the Policy as life insurance under section 7702 of the Code:
(a) the cash value accumulation test; or (b) the guideline premium and cash value corridor test.

Under the cash value accumulation test, a Policy's Death Benefit must be large enough to ensure that the Policy's Account Value is never larger than the net single premium that is needed to fund future benefits under the Policy. The net single premium under the Policy varies according to the age(s), sex(es) and underwriting class(s) of the insured(s) and is calculated in accordance with section 7702 and used to determine the minimum death benefit percentages stated in the Policy.

The guideline premium and cash value corridor test is made up of two components, each of which must be satisfied in order to qualify as life insurance under section 7702. Under the guideline premium portion of the test, the total premiums you pay cannot exceed your Policy's guideline premium limit. The guideline premium limit is the greater of the guideline single premium or the sum of the guideline level premiums to date. Under the cash value corridor portion of the test, the Policy's Death Benefit may not be less than the Policy Account Value multiplied by the minimum death benefit percentages set forth in section 7702 (and stated in the Policy).

There is some uncertainty as to the proper determination of the premium limits for purposes of Section 7702 and 7702A in the case of policies involving substandard risks. We believe our method of addressing substandard risks is reasonable, but the IRS could take a contrary view. Accordingly, there is a risk that the IRS could contend that certain policies involving substandard risks fail to meet the definition of life insurance in Section 7702 or should be considered modified endowment contracts.

We also believe that any loan received under a policy will be treated as indebtedness of the policy owner, and that no part of any loan under a policy will constitute income to the policy owner unless the policy is a modified endowment contract. There is a risk that the IRS could contend that certain policy loans outstanding after the 11th policy year, might not be loans for tax purposes. Instead, the IRS could treat these loans as distributions from the policy. If so, such amounts might be currently taxable. A surrender or assignment of the policy may have tax consequences depending upon the circumstances. Policy owners should consult a qualified tax adviser concerning the effect of such transactions.

During the first fifteen policy years, an "income first" rule generally applies to distributions of cash required to be made under Code Section 7702 because of a reduction in benefits under the policy.

DIVERSIFICATION REQUIREMENTS

The Code requires that each sub-account of the Separate Account supporting your policy be adequately diversified. Code Section 817(h) provides that a variable life insurance contract will not be treated as a life insurance contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified. If a contract is not treated as a life insurance contract, the policy owner will be subject to income tax on annual increases in cash value.

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                                                                          43

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The Treasury Department's diversification regulations under Code Section 817(h)
require, among other things, that:

- no more than 55% of the value of the total assets of a segregated asset account underlying a variable contract is represented by any one investment,

-   no more than 70% is represented by any two investments,

-   no more than 80% is represented by any three investments and

-   no more than 90% is represented by any four investments.

In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.

A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the insurer or the policy owner must agree to pay the tax due for the period during which the diversification requirements were not met.

OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT

In order for a variable life insurance contract to qualify for income tax deferral, assets in the separate account supporting the contract must be considered to be owned by the insurance company, and not by the contract owner, for tax purposes. The IRS has stated in published rulings that a variable contract owner will be considered the "owner" of separate account assets for income tax purposes if the contract owner possesses sufficient incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In circumstances where the variable contract owner is treated as the "tax owner" of certain separate account assets, income and gain from such assets would be includable in the variable contract owner's gross income. The Treasury Department indicated in 1986 that, in regulations or revenue rulings under Code Section 817(d) (relating to the definition of a variable contract), it would provide guidance on the extent to which contract owners may direct their investments to particular sub-accounts without being treated as tax owners of the underlying shares. Although no such regulations have been issued to date, the IRS has issued a number of rulings that indicate that this issue remains subject to a facts and circumstances test for both variable annuity and life insurance contracts.

For instance, the IRS in Rev. Rul. 2003-92 reiterated its position in prior rulings that, where shares in a fund offered in an insurer's separate account are not available exclusively through the purchase of a variable insurance contract (e.g., where such shares can be purchased directly by the general public or others without going through such a variable contract), such "public availability" means that such shares should be treated as owned directly by the contract owner (and not by the insurer) for tax purposes, as if such contract owner had chosen instead to purchase such shares directly (without going through the variable contract). None of the shares or other interests in the fund choices offered in our Separate Account for your Contract are available for purchase except through an insurer's variable contracts or other permitted entities.

The IRS in Rev. Rul. 2003-91 also indicated that an insurer could provide as many as 20 fund choices for its variable contract owners (each with a general investment strategy, e.g., a small company stock fund or a special industry fund) under certain circumstances, without causing such a contract owner to be treated as the tax owner of any of the underlying fund assets. The ruling does not specify the number of fund options, if any, that might prevent a variable contract owner from receiving favorable tax treatment. As a result, we believe that any owner of a Contract also should receive the same favorable tax treatment. However, there is necessarily some uncertainty here as long as the IRS continues to use a facts and circumstances test for investor control and other tax ownership issues. Therefore, we reserve the right to modify the Contract as necessary to prevent you from being treated as the tax owner of any underlying assets.

DISTRIBUTIONS OTHER THAN DEATH BENEFITS

Under existing provisions of the Code, increases in a policy owner's Investment Value are generally not taxable to the policy owner unless amounts are received (or are deemed to be received) under the policy prior to the insured's death. If the policy is surrendered or matures, the amount received will be includable in the policy owner's income to the extent that it exceeds the policy's "basis" or "investment in the contract." (If there is any debt at the time of a surrender or maturity, then such debt will be treated as an amount distributed to the policy owner.) The "investment in the contract" is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received previously under the policy to the extent such amounts received were excluded from gross income. Whether partial withdrawals (or loan or other amounts deemed to be received) from the policy constitute income to the policy owner depends, in part, upon whether the policy is considered a modified endowment contract for federal income tax purposes, as described below.


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MODIFIED ENDOWMENT CONTRACTS

Code Section 7702A applies an additional limit on premiums paid, the "seven-pay" test, to life insurance contracts. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules described in Section 7702A(c). A modified endowment contract ("MEC") is a life insurance policy that satisfies the Section 7702 definition of a life insurance contract and either
(i) fails the seven-pay test of Section 7702A or (ii) is exchanged for a MEC. A policy fails the seven-pay test if the accumulated amount paid into the policy at any time during the first seven policy years (or during any later seven-year test period) exceeds the sum of the net level premiums that would have been paid up to that point if the policy provided for paid-up future benefits after the payment of seven level annual premiums. Computational rules for the seven-pay test are described in Section 7702A(c).

A new seven-pay test and seven-year test period may be applied each time that a policy undergoes a material change, which includes an increase in the Face Amount. In addition, if there is a reduction in benefits under the policy within any seven-year test period, the seven-pay test is applied retroactively as if the policy always had the reduced benefit level from the start of the seven-year test period. Any reduction in benefits attributable to the nonpayment of premiums will not be taken into account for purposes of the seven-pay test if the benefits are reinstated within 90 days after the reduction.

A policy that is classified as a MEC is eligible for certain aspects of the beneficial tax treatment accorded to life insurance. That is, the death benefit is generally excluded from income tax and increments in contract value are not subject to current income tax (prior to an actual or deemed receipt of some amount). However, if the contract is classified as a MEC, then withdrawals and other amounts received or deemed received from the contract will be treated first as withdrawals of income and then as a tax-free recovery of premium payments or other basis. Thus, withdrawals will be includable in income to the extent the contract value exceeds the unrecovered basis. Also, the income portion of any amount received or deemed received prior to age 59 1/2 is subject to an additional 10% penalty tax, with certain exceptions. The amount of any loan (including unpaid interest thereon) under the contract will be treated as an amount received from the contract for income tax and additional 10% penalty tax purposes. In addition, if the policy owner assigns or pledges any portion of the value of a contract (or agrees to assign or pledge any portion), then such portion will be treated as an amount received from the contract for tax purposes. The policy owner's basis in the contract is increased by the amount includable in income with respect to such assignment, pledge or loan, though it is not affected by any other aspect of the assignment, pledge or loan (including its release or repayment).

All MEC policies that are issued in the same calendar year to the same policy owner by the same insurer (or its affiliates) are treated as one MEC policy for the purpose of determining the taxable portion of any loan or other amount received or deemed received that is subject to ordinary income tax or the 10% penalty tax. The adverse income tax (and 10% penalty tax) treatment of loans or other amounts received or deemed received from a MEC affects not only those amounts received or deemed received after the date on which a policy first becomes a MEC, but also those amounts received or deemed received in anticipation of the policy becoming a MEC. Amounts received or deemed received during the 2 years prior to such initial MEC date are automatically treated as amounts received in anticipation of MEC status.

Before assigning, pledging, or requesting a loan or other amount to be received under a policy that is a MEC, a policy owner should consult a qualified tax adviser.

We have instituted procedures to monitor whether a policy may become classified as a MEC.

ESTATE AND GENERATION SKIPPING TRANSFER TAXES

ESTATE TAX -- GENERALLY

When the insured dies, the death proceeds will generally be includable in the policy owner's estate for purposes of federal estate tax if the insured owned the policy. If the policy owner was not the insured, the fair market value of the policy would be included in the policy owner's estate upon the policy owner's death. The policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

GENERATION SKIPPING TRANSFER TAX -- GENERALLY

Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from your policy, or from any applicable payment, and pay it directly to the IRS.

FEDERAL INCOME TAX WITHHOLDING AND REPORTING

If any amounts are (or are deemed to be) current taxable income to the policy owner, such amounts will generally be subject to federal income tax withholding and reporting, pursuant to the Code.

EMPLOYER-OWNED LIFE INSURANCE, NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES

Effective for all "employer-owned life insurance contracts" issued after August 17, 2006 (including contracts issued before August 18, 2006 but materially modified on or after such date), Code Section 101(j) provides that death benefits from an "employer-owned life insurance contract" are subject to federal income tax in excess of premiums and other amounts paid,

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unless certain notice and consent requirements are satisfied and an exception under Section 101(j) applies.

An "employer-owned life insurance contract" is defined as a life insurance contract which --

(i) is owned by a person engaged in a trade or business ("policyholder") under which the policyholder (or a related person) is directly or indirectly a beneficiary under the contract, and

(ii) covers the life of an insured who is an employee with respect to the trade or business of the policyholder. For these purposes, the term "employee" means all employees, including officers and highly compensated employees, as well as directors.

Notice and consent is generally satisfied if, before the contract is issued, the employee --

- is notified in writing that the policyholder intends to insure the employee's life and the maximum face amount for which the employee could be insured at the time the contract was issued,

- provides written consent to being insured under the contract and that such coverage may continue after the insured terminates employment, and

- is informed in writing that the policyholder (or a related party) will be a beneficiary of any proceeds payable upon the death of the employee.

If the notice and consent requirements are met, the death benefit of an employer-owned life insurance contract will not be taxable if an exception under
Section 101(j) applies. Section 101(j) provides exceptions based on the insured's status (e.g., a director or certain highly compensated employees or an insured who was an employee at any time within the 12-month period before the insured's death) with respect to the policyholder, as well as exceptions for death benefit amounts paid to certain of the insured's heirs (e.g., the insured's estate or any individual who is the designated beneficiary of the insured under the contract (other than the policyholder)).

Section 6039I imposes annual reporting and recordkeeping requirements on employers that own one or more employer-owned life insurance contracts (e.g., see IRS Form 8925, Report of Employer-Owned Life Insurance Contracts).

If a policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity's interest deduction under Code Section 264, even where such entity's indebtedness is in no way connected to the policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a policy, this policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules.

Increases in the Investment Value of a contract may be considered in the determination of the corporate alternative minimum tax ("AMT") income. Death benefit proceeds in excess of AMT basis may be included in the computation of AMT income.

Prior to purchasing a life insurance contract, a trade or business should consult with a qualified tax advisor.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN ENTITIES

The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies and required tax forms are submitted to us. If withholding applies, we are required to withhold tax at the 30% rate, or lower treaty rate if applicable, and remit it to the IRS. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prior to purchasing a life insurance contract, nonresident aliens and foreign entities should consult with a qualified tax advisor.

SPECIAL RULES FOR PENSION AND PROFIT-SHARING PLANS

If a life insurance contract is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Internal Revenue Code ("Qualified Plan") for the benefit of participants covered under the plan, the federal and state income and estate tax treatment of such policies will be somewhat different from that described this section. The purchase may also affect the qualified nature of the plan.

The plan participant of a Qualified Plan must recognize the economic benefit of the insurance protection as income each year. The amount of economic benefit is measured by an IRS Table (currently Table 2001) or by a one-year term product of the insurer that meets specific IRS parameters outlined in IRS Notice 2002-8.

The death benefit under a life insurance contract is generally excluded from the gross income of the beneficiary. When life insurance is purchased within a Qualified Plan, the amount that is received income tax free is the difference between the face amount and the cash surrender value, but only to the extent that the participant has properly recognized into income the appropriate amount of economic benefit.

A Qualified Plan is subject to the so called "incidental benefit rules." A Qualified Plan is permitted to hold life insurance, so long as the life insurance coverage is "incidental" to the primary purpose of the plan and the plan document permits the purchase of life insurance. Life insurance coverage is considered "incidental" if less than 50 percent of the contributions can be used to purchase whole life insurance. Generally, for term, universal or variable life insurance, no more than 25 percent of such contributions may be used. The "incidental benefit" rules may also be satisfied if the death benefit does not exceed 100 times the participant's anticipated monthly normal retirement benefit. If the Qualified Plan does not comply with

46

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the incidental benefit rules, it may be subject to adverse tax consequences.

In April 2005, the Treasury Department and the IRS issued Rev. Proc. 2005-25 which discusses the valuation of life insurance policies within the context of Qualified Plans and Sections 83 and 79 of the Internal Revenue Code. In August of 2005, the Treasury Department issued final regulations clarifying that a life insurance policy transferred out of a Qualified Plan must be taxed at its full fair market value. The preamble to the final regulations states that taxpayers may rely on the safe harbor method for computing full fair market value discussed in Rev. Proc. 2005-25.

Distributions from Qualified Plans are generally subject to ordinary income tax, and if taken prior to age 59 1/2, a 10% federal tax penalty may apply to amounts distributed from the Qualified Plan. Also, distributions from a Qualified Plan generally are subject to federal income tax withholding requirements.

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

Purchasers of life insurance in a Qualified Plan should consult a qualified tax advisor to ensure that they comply with these complex rules and understand the federal and state income and estate tax treatment of such policies.

SPECIAL CONSIDERATIONS REGARDING THE LIFEACCESS ACCELERATED BENEFIT RIDER

The following is based on our general understanding of current Federal tax laws and is not intended as legal or tax advice. The policy owner should consult a qualified personal tax advisor to determine the consequences of purchasing and exercising the benefits provided by the Rider.

The LifeAccess Accelerated Benefit Rider allows a policy owner to accelerate all or a portion of their Death Benefit and any term amount (each as determined at the time of initial payment) if the Insured provides valid certification that the Insured is Chronically Ill, as defined in the Rider, and otherwise satisfies the terms of the Rider. We have designed this Rider so that the benefits paid under the Rider will be treated for federal income tax purposes as accelerated death benefits under Section 101(g)(1)(B) of the Code. The benefit is intended to qualify for exclusion from income subject to the qualification requirements under applicable provisions of the Code, which are dependent on the recipient's particular circumstances. Subject to state variations, a policy owner may elect to receive the accelerated benefit in monthly payments or in a lump sum, as described in the policy. Receipt of an accelerated benefit payable monthly may be treated differently than if you receive the payment in a lump sum for Federal tax purposes. Accelerated benefits under this Rider may be taxable as income. You should consult a personal tax advisor before purchasing the Rider or applying for benefits.

The exclusion from income tax for accelerated death benefits does not apply to any amounts paid to a policy owner other than the Insured if the policy owner has an insurable interest with respect to the life of the Insured by reason of the Insured being an officer, employee or director of the policy owner or by reason of the Insured being financially interested in any trade or business carried on by the policy owner. In addition, special rules apply to determine the taxability of benefits when there is more than one contract providing accelerated benefits on account of chronic illness and/or other insurance policies on the Insured that will pay similar benefits, and more than one policy owner. Where the owner and insured are not the same (e.g., when a policy with the Rider is owned by an irrevocable life insurance trust), other tax considerations may also arise in connection with getting benefits to the Insured, for example, gift taxes in personal settings, compensation income in the employment context and inclusion of the life insurance policy or policy proceeds for estate tax purposes.

Death Benefit, Account Value, Cash Value and the Loan Account Value, if any, will be reduced if your receive accelerated death benefits under this Rider. Any adjustments made to the Death Benefit and other values as a result of payments under the Rider will also generally cause adjustments to the tax limits that apply to your policy. Any amount you receive as an accelerated death benefit will reduce the amount the named Beneficiary(ies) under the Policy may receive upon the death of the Insured.

The Rider is not intended to be a health contract or a qualified long term care insurance contract under section 7702B(b) of the Code nor is it intended to be a non-qualified long term care contract and it is not intended or designed to eliminate the need for such coverage.

The policy owner's and/or the policy owner's spouse or dependents' eligibility for certain public assistance programs, such as Medicaid, and other government benefits or entitlements may be affected by owning this Rider or by receiving benefits under the Rider.

Although we do not believe the charges for this Rider should be treated as distributions for income tax purposes, there is a possibility that the charges may be considered distributions and may be taxable to the owner to the extent not considered a nontaxable return of premiums paid for the life insurance policy. Charges for the Rider are not deductible as medical expenses for income tax purposes.

Certain transfers-for-value of a life insurance policy cause the policy's death benefit to be subject to income tax when paid. If there is such a transfer-for-value, benefits accelerated under this Rider may also be subject to income tax.

For income tax purposes, payment of benefits will be reported to the policy owner. The policy owner must then file the applicable IRS form to determine the amounts to be included or excluded from income for the applicable tax year. If there is more than one accelerated death benefit rider for chronic illness, other insurance policies on the Insured that will pay similar benefits, or any other reimbursement of the Insured's expenses, receipt of all such benefits must be considered to determine your tax obligation.


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LEGAL PROCEEDINGS

There continues to be significant federal and state regulatory activity relating to financial services companies. Like other insurance companies, we are involved in lawsuits, arbitrations, and regulatory/legal proceedings. While it is not possible to predict with certainty the ultimate outcome of any pending or future legal proceeding or regulatory action, we do not expect any of these actions to result in a material adverse effect on the Company or its Separate Accounts.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a policy owner's ability to make certain transactions and thereby we may refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

ILLUSTRATIONS OF POLICY BENEFITS

In order to help you understand how your policy values would vary over time under different sets of assumptions, we will provide you with certain illustrations upon request. These illustrations will be based on the age and insurance risk characteristics of the insured and will also be based on the stated amount of insurance, death benefit option, premium payment pattern and hypothetical rates of return that you request. You can request such personalized illustrations at any time from your registered representative. We have included an example of an illustration as Appendix A to this prospectus.

FINANCIAL TRANSACTIONS

We have included the statutory financial statements for the Company and the Separate Account in the Statement of Additional Information (SAI). To receive a copy of the SAI free of charge, call your registered representative or write to us at:

The Hartford
P.O. Box 2999
Hartford, CT 06104-2999

48

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GLOSSARY OF SPECIAL TERMS

ACCOUNT VALUE: the total of all amounts in the Fixed Account, Loan Account and Sub-Accounts.

CASH SURRENDER VALUE: the CashValue less all Indebtedness.

CASH VALUE: the Account Value less any applicable Surrender Charges.

COMPANY (ISSUING COMPANY): Either Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company. The name of the company that issues your policy appears on the policy and is determined primarily by the state where you purchased the policy.

CUMULATIVE NO-LAPSE GUARANTEE PREMIUM: The premium required to maintain the No-Lapse guarantee.

DESIGNATED ADDRESS: Our address for receiving premium payments and other policyholder requests.

The Designated Address for sending premium payments is The Hartford, P.O. Box 64273, St. Paul, MN 55164-0273 or to our Individual Life Operations Center at The Hartford, 500 Bielenberg Drive, Woodbury, MN 55125.

The Designated Address for sending all other policy holder transactions is to our Individual Life Operations Center at The Hartford, 500 Bielenberg Drive, Woodbury, MN 55125.

FACE AMOUNT: an amount we use to determine the Death Benefit. On the policy date, the Face Amount equals the initial Face Amount shown in your policy. Thereafter, it may change under the terms of the policy.

FIXED ACCOUNT: part of our general account to which all or a portion of the Account Value may be allocated.

FUNDS: the registered open-end management companies in which assets of the Separate Account may be invested.

GOOD ORDER: means all necessary documents and forms are complete and in our possession.

INDEBTEDNESS: all loans taken on the policy, plus any interest due or accrued minus any loan repayments.

LOAN ACCOUNT: an account established for any amounts transferred from the Fixed Account and Sub-Accounts as a result of loans. The amounts in the Loan Account are credited with interest and are not subject to the investment experience of any Sub-Accounts.

MONTHLY ACTIVITY DATE: the policy date and the same date in each succeeding month as the policy date. However, whenever the Monthly Activity Date falls on a date other than a Valuation Day, the Monthly Activity Date will be deemed to be the next Valuation Day.

MONTHLY DEDUCTION AMOUNT: the total amount of charges deducted from the policy on a monthly basis.

NET PREMIUM: the amount of premium credited to Account Value. It is premium paid minus the sales load and premium tax charge.

PRO RATA BASIS: an allocation method based on the proportion of the Account Value in the Fixed Account and each Sub-Account.

SEPARATE ACCOUNT: an account which has been established by us to separate the assets funding the variable benefits for the class of contracts to which the policy belongs from our other assets.

SUB-ACCOUNT: a subdivision of the Separate Account.

SURRENDER CHARGE: a charge that may be assessed if you surrender your policy or the Face Amount is decreased.

VALUATION DAY: the date on which a Sub-Account is valued. This occurs every day the New York Stock Exchange is open for trading. Values of each Sub-Account are determined as of the close of the New York Stock Exchange, generally 4:00 p.m. Eastern Time.

VALUATION PERIOD: The time span between the close of trading on the New York Stock Exchange from one Valuation Day to the next.

WE, US, OUR: Either Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company.

YOU, YOUR: the owner of the policy.

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                                                                          49

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APPENDIX A -- HYPOTHETICAL ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES AND
CASH SURRENDER VALUES

The tables illustrate the way policies will perform based on assumptions about returns and the insured's characteristics. The illustrations show how the death benefit, cash surrender value and account value will vary over time, assuming hypothetical gross rates of return, 0%, 6% and 12%. The illustrations are based on the assumptions stated above each illustration and assume no rider benefits or allocations to the Fixed Account. The illustrations show the Option A (Level) death benefit option.

Policy values would be higher or lower from the illustrated amounts in certain circumstances. For example, illustrated amounts would be different where actual gross rates of return averaged 0%, 6% and 12%, but: (i) the rates of return varied above and below these averages during the period, (ii) premiums were paid in other amounts or at other than annual intervals, or (iii) account values were allocated differently among the Subaccounts. The policy values would also differ if a policy loan or withdrawal were made.

The death benefits, cash surrender values and account values shown in the tables reflect: (i) deductions from premiums for the sales charge and state and federal premium tax charge and (ii) monthly deduction for per thousand charges, mortality and expense risk charges and cost of insurance charges.

The amounts shown for the death benefits, account values and cash surrender values as of the end of each Policy Year take into account an arithmetic average of underlying Fund fees. The gross annual investment return rates of 0%, 6% and 12% on the Fund's assets are equal to net annual investment return rates (net of the underlying Fund charges) of -0.90%, 5.10% and 11.10%, respectively.

Where required by law or upon request, the Company, through its agent, will provide you a personalized illustration based upon the proposed Insured's age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The illustration will show the weighted average Fund expenses, arithmetic average Fund expenses and/or the actual Fund expenses depending on what you request. An explanation of how the Fund expenses are calculated will appear on the illustration. The hypothetical gross annual investment return assumed in such an illustration would not exceed 12%.

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50

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                        HARTFORD LIFE INSURANCE COMPANY
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                              $670,000 FACE AMOUNT
                   ISSUE AGE: 40 MALE PREFERRED NON-NICOTINE
                            $31,000 PLANNED PREMIUM
                   (BSAED ON CURRENT, NON GUARANTEED CHARGES)

         TOTAL
       PREMIUMS
        WITH 5%                    DEATH BENEFIT                                  ACCOUNT VALUE
YEAR   INTEREST       0%               6%                12%          0%              6%               12%
---------------------------------------------------------------------------------------------------------------
1         $32,550   $673,851          $674,211           $674,574     $3,851          $4,211             $4,574
2         $66,728   $676,915          $677,858           $678,849     $6,915          $7,858             $8,849
3        $102,614   $679,821          $681,550           $683,449     $9,821         $11,550            $13,449
4        $140,295   $682,604          $685,327           $688,445    $12,604         $15,327            $18,445
5        $179,859   $685,282          $689,205           $693,892    $15,282         $19,205            $23,892
6        $221,402   $692,717          $698,208           $705,011    $22,717         $28,208            $35,011
7        $265,022   $700,002          $707,573           $717,247    $30,002         $37,573            $47,247
8        $310,823   $707,139          $717,316           $730,717    $37,139         $47,316            $60,717
9        $358,915   $714,129          $727,449           $745,544    $44,129         $57,449            $75,544
10       $409,410   $720,962          $737,981           $761,858    $50,962         $67,981            $91,858
15       $702,382   $754,995          $800,782           $877,670    $84,995        $130,782           $207,670
20     $1,076,297   $785,057          $878,467         $1,070,417   $115,057        $208,467           $400,417
25     $1,373,658   $770,188          $926,005         $1,334,676   $100,188        $256,005           $664,676
30     $1,753,174   $751,509          $981,963         $1,776,293    $81,509        $311,963         $1,106,293
35     $2,237,544   $723,901        $1,044,456         $2,513,098    $53,901        $374,456         $1,843,098
40     $2,855,736   $676,829        $1,107,159         $3,740,327     $6,829        $437,159         $3,070,327
45     $3,644,723         $0        $1,156,839         $5,782,195         $0        $486,839         $5,112,195
50     $4,651,693         $0        $1,180,627         $9,192,378         $0        $510,627         $8,522,378
55     $5,936,870         $0        $1,158,860        $14,904,123         $0        $488,860        $14,234,123
60     $7,577,117         $0        $1,070,914        $24,502,633         $0        $400,914        $23,832,633


                  CASH SURRENDER VALUE
YEAR     0%              6%               12%
----  --------------------------------------------
1            $0              $0                 $0
2            $0              $0                 $0
3        $1,499          $3,229             $5,128
4        $4,980          $7,702            $10,820
5        $8,355         $12,277            $16,964
6       $16,486         $21,977            $28,780
7       $24,467         $32,039            $41,713
8       $32,302         $42,478            $55,879
9       $39,988         $53,309            $71,403
10      $50,962         $67,981            $91,858
15      $84,995        $130,782           $207,670
20     $115,057        $208,467           $400,417
25     $100,188        $256,005           $664,676
30      $81,509        $311,963         $1,106,293
35      $53,901        $374,456         $1,843,098
40       $6,829        $437,159         $3,070,327
45           $0        $486,839         $5,112,195
50           $0        $510,627         $8,522,378
55           $0        $488,860        $14,234,123
60           $0        $400,914        $23,832,633

These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

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                        HARTFORD LIFE INSURANCE COMPANY
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                              $670,000 FACE AMOUNT
                   ISSUE AGE: 40 MALE PREFERRED NON-NICOTINE
                            $31,000 PLANNED PREMIUM
                         (BASED ON GUARANTEED CHARGES)

         TOTAL
       PREMIUMS
        WITH 5%                   DEATH BENEFIT                              ACCOUNT VALUE
YEAR   INTEREST       0%              6%               12%         0%             6%              12%
--------------------------------------------------------------------------------------------------------
1         $32,550   $673,621        $673,968          $674,318    $3,621          $3,968          $4,318
2         $66,728   $676,181        $677,072          $678,010    $6,181          $7,072          $8,010
3        $102,614   $678,579        $680,184          $681,951    $8,579         $10,184         $11,951
4        $140,295   $680,805        $683,292          $686,150   $10,805         $13,292         $16,150
5        $179,859   $682,829        $686,361          $690,598   $12,829         $16,361         $20,598
6        $221,402   $684,643        $689,375          $695,306   $14,643         $19,375         $25,306
7        $265,022   $686,256        $692,339          $700,308   $16,256         $22,339         $30,308
8        $310,823   $687,658        $695,238          $705,617   $17,658         $25,238         $35,617
9        $358,915   $688,928        $698,144          $711,343   $18,928         $28,144         $41,343
10       $409,410   $690,048        $701,038          $717,505   $20,048         $31,038         $47,505
15       $702,382   $713,324        $738,952          $785,067   $43,324         $68,952        $115,067
20     $1,076,297   $725,161        $775,043          $883,635   $55,161        $105,043        $213,635
25     $1,373,658   $681,027        $755,866          $972,966   $11,027         $85,866        $302,966
30     $1,753,174         $0        $702,243        $1,088,372        $0         $32,243        $418,372
35     $2,237,544         $0              $0        $1,232,352        $0              $0        $562,352
40     $2,855,736         $0              $0        $1,386,458        $0              $0        $716,458
45     $3,644,723         $0              $0        $1,491,251        $0              $0        $821,251
50     $4,651,693         $0              $0        $1,424,074        $0              $0        $754,074
55     $5,936,870         $0              $0          $982,248        $0              $0        $312,248
60     $7,577,117         $0              $0                $0        $0              $0              $0


                CASH SURRENDER VALUE
YEAR     0%             6%              12%
----  ----------------------------------------
1           $0              $0              $0
2           $0              $0              $0
3         $257          $1,863          $3,629
4       $3,180          $5,667          $8,525
5       $5,902          $9,433         $13,670
6       $8,412         $13,144         $19,075
7      $10,721         $16,805         $24,774
8      $12,821         $20,401         $30,780
9      $14,788         $24,004         $37,202
10     $20,048         $31,038         $47,505
15     $43,324         $68,952        $115,067
20     $55,161        $105,043        $213,635
25     $11,027         $85,866        $302,966
30          $0         $32,243        $418,372
35          $0              $0        $562,352
40          $0              $0        $716,458
45          $0              $0        $821,251
50          $0              $0        $754,074
55          $0              $0        $312,248
60          $0              $0              $0

These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

52

-------------------------------------------------------------------------------

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                              $600,000 FACE AMOUNT
                   ISSUE AGE: 42 MALE PREFERRED NON-NICOTINE
                      $9,000 PLANNED PREMIUM FOR 20 YEARS
                   (BSAED ON CURRENT, NON GUARANTEED CHARGES)

         TOTAL
       PREMIUMS
        WITH 5%                    DEATH BENEFIT                                  ACCOUNT VALUE
YEAR   INTEREST       0%               6%                12%          0%              6%               12%
---------------------------------------------------------------------------------------------------------------
1          $9,450   $603,799          $604,157           $604,517     $3,799          $4,157             $4,517
2         $19,373   $606,810          $607,743           $608,725     $6,810          $7,743             $8,725
3         $29,791   $609,656          $611,366           $613,245     $9,656         $11,366            $13,245
4         $40,731   $612,382          $615,072           $618,153    $12,382         $15,072            $18,153
5         $52,217   $615,011          $618,883           $623,512    $15,011         $18,883            $23,512
6         $64,278   $622,757          $628,198           $634,935    $22,757         $28,198            $34,935
7         $76,942   $630,355          $637,895           $647,515    $30,355         $37,895            $47,515
8         $90,239   $637,808          $647,992           $661,372    $37,808         $47,992            $61,372
9        $104,201   $645,108          $658,496           $676,626    $45,108         $58,496            $76,626
10       $118,861   $652,247          $669,413           $693,412    $52,247         $69,413            $93,412
15       $203,917   $687,744          $734,443           $812,480    $87,744        $134,443           $212,480
20       $312,473   $719,148          $814,919         $1,010,658   $119,148        $214,919           $410,658
25       $451,021   $703,871          $864,018         $1,281,713   $103,871        $264,018           $681,713
30       $627,847   $683,948          $921,021         $1,733,740    $83,948        $321,021         $1,133,740
35       $853,527   $653,834          $983,839         $2,487,076    $53,834        $383,839         $1,887,076
40     $1,141,558   $600,516        $1,043,848         $3,738,676       $516        $443,848         $3,138,676
45     $1,509,166         $0        $1,090,350         $5,821,979         $0        $490,350         $5,221,979
50     $1,978,339         $0        $1,109,002         $9,301,024         $0        $509,002         $8,701,024
55     $2,577,134         $0        $1,083,416        $15,132,531         $0        $483,416        $14,532,531
58     $3,013,146         $0        $1,038,890        $20,395,490         $0        $438,890        $19,795,490


                  CASH SURRENDER VALUE
YEAR     0%              6%               12%
----  --------------------------------------------
1            $0              $0                 $0
2            $0              $0                $91
3        $1,688          $3,398             $5,277
4        $5,080          $7,770            $10,851
5        $8,375         $12,247            $16,876
6       $16,787         $22,228            $28,965
7       $25,051         $32,591            $42,211
8       $33,170         $43,354            $56,734
9       $41,136         $54,524            $72,654
10      $52,247         $69,413            $93,412
15      $87,744        $134,443           $212,480
20     $119,148        $214,919           $410,658
25     $103,871        $264,018           $681,713
30      $83,948        $321,021         $1,133,740
35      $53,834        $383,839         $1,887,076
40         $516        $443,848         $3,138,676
45           $0        $490,350         $5,221,979
50           $0        $509,002         $8,701,024
55           $0        $483,416        $14,532,531
58           $0        $438,890        $19,795,490

These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

-------------------------------------------------------------------------------

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                              $600,000 FACE AMOUNT
                   ISSUE AGE: 42 MALE PREFERRED NON-NICOTINE
                      $9,000 PLANNED PREMIUM FOR 20 YEARS
                         (BASED ON GUARANTEED CHARGES)

         TOTAL
       PREMIUMS
        WITH 5%                   DEATH BENEFIT                              ACCOUNT VALUE
YEAR   INTEREST       0%              6%               12%         0%             6%              12%
--------------------------------------------------------------------------------------------------------
1          $9,450   $603,637        $603,985          $604,336    $3,637          $3,985          $4,336
2         $19,373   $606,137        $607,031          $607,973    $6,137          $7,031          $7,973
3         $29,791   $608,456        $610,065          $611,835    $8,456         $10,065         $11,835
4         $40,731   $610,585        $613,072          $615,933   $10,585         $13,072         $15,933
5         $52,217   $612,532        $616,059          $620,299   $12,532         $16,059         $20,299
6         $64,278   $614,289        $619,012          $624,947   $14,289         $19,012         $24,947
7         $76,942   $615,923        $621,998          $629,976   $15,923         $21,998         $29,976
8         $90,239   $617,418        $624,998          $635,406   $17,418         $24,998         $35,406
9        $104,201   $618,748        $627,984          $641,249   $18,748         $27,984         $41,249
10       $118,861   $619,879        $630,917          $647,508   $19,879         $30,917         $47,508
15       $203,917   $641,808        $667,347          $713,584   $41,808         $67,347        $113,584
20       $312,473   $652,031        $701,220          $809,473   $52,031        $101,220        $209,473
25       $451,021   $603,826        $676,110          $890,349    $3,826         $76,110        $290,349
30       $627,847         $0        $615,300          $992,040        $0         $15,300        $392,040
35       $853,527         $0              $0        $1,106,256        $0              $0        $506,256
40     $1,141,558         $0              $0        $1,199,750        $0              $0        $599,750
45     $1,509,166         $0              $0        $1,190,397        $0              $0        $590,397
50     $1,978,339         $0              $0          $919,949        $0              $0        $319,949
55     $2,577,134         $0              $0                $0        $0              $0              $0
58     $3,013,146         $0              $0                $0        $0              $0              $0


                CASH SURRENDER VALUE
YEAR     0%             6%              12%
----  ----------------------------------------
1           $0              $0              $0
2           $0              $0              $0
3         $488          $2,097          $3,867
4       $3,283          $5,770          $8,631
5       $5,896          $9,423         $13,663
6       $8,319         $13,042         $18,977
7      $10,619         $16,694         $24,672
8      $12,780         $20,360         $30,768
9      $14,776         $24,012         $37,277
10     $19,879         $30,917         $47,508
15     $41,808         $67,347        $113,584
20     $52,031        $101,220        $209,473
25      $3,826         $76,110        $290,349
30          $0         $15,300        $392,040
35          $0              $0        $506,256
40          $0              $0        $599,750
45          $0              $0        $590,397
50          $0              $0        $319,949
55          $0              $0              $0
58          $0              $0              $0

These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

54

-------------------------------------------------------------------------------

WHERE YOU CAN FIND MORE INFORMATION

You can call us at 1-800-231-5453 to ask us questions, or to receive a copy of the Statement of Additional Information, free of charge. The Statement of Additional Information, which is considered a part of this Prospectus because it is incorporated by reference, contains more information about this life insurance policy and, like this prospectus, is filed with the Securities and Exchange Commission. You should read the Statement of Additional Information because you are bound by the terms contained in it.

We file other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Copies of documents filed with the SEC may be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Section. Please call the SEC at 202-551-8090 for further information. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

811-07271

811-07273

                                     PART B

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

-------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION (PART B)
HARTFORD LEADERS VARIABLE UNIVERSAL LIFE LIBERTY
SEPARATE ACCOUNT VL II
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained in this document should be read in conjunction with the prospectus. To obtain a prospectus, call us at 1-800-231-5453.

DATE OF PROSPECTUS: MAY 1, 2008

DATE OF STATEMENT OF ADDITIONAL INFORMATION: MAY 1, 2008

2                                HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

-------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                            PAGE
--------------------------------------------------------------------------------
GENERAL INFORMATION AND HISTORY                                                3
SERVICES                                                                       3
EXPERTS                                                                        3
DISTRIBUTION OF THE POLICIES                                                   3
ADDITIONAL INFORMATION ABOUT CHARGES                                           4
PERFORMANCE DATA                                                               4
FINANCIAL STATEMENTS                                                        SA-1

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                3

-------------------------------------------------------------------------------

GENERAL INFORMATION AND HISTORY

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY ("HARTFORD") -- Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

Hartford Life and Annuity Insurance Company is controlled by Hartford Life Insurance Company, which is controlled by Hartford Life & Accident Insurance Company, which is controlled by Hartford Life Inc., which is controlled by Hartford Accident & Indemnity Company, which is controlled by Hartford Fire Insurance Company, which is controlled by Nutmeg Insurance Company, which is controlled by The Hartford Financial Services Group, Inc. Each of these companies is engaged in the business of insurance and financial services.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY SEPARATE ACCOUNT VL II -- established as a separate account under Connecticut law on September 30, 1994. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

SERVICES

SAFEKEEPING OF ASSETS -- Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Sub-Accounts.

EXPERTS

The statutory basis balance sheets of Hartford Life and Annuity Insurance Company (the "Company") as of December 31, 2007 and 2006, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated March 27, 2008 and the statements of assets and liabilities of Hartford Life and Annuity Insurance Company Separate Account VL II (the "Account") as of December 31, 2007, and the related statements of operations and changes in net assets for the respective stated periods then ended have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated February 20, 2008, which reports are both included in this Statement of Additional Information. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is City Place, 32nd Floor, 185 Asylum Street, Hartford, Connecticut 06103-3402.

DISTRIBUTION OF THE POLICIES

Hartford Equity Sales Company, Inc. ("HESCO") serves as principal underwriter for the policies and offers the policies on a continuous basis. HESCO is controlled by Hartford and is located at the same address as Hartford. HESCO is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Hartford currently pays HESCO underwriting commissions for its role as Principal Underwriter of all policies offered through this Separate Account. For the past three years, the aggregate dollar amount of underwriting commissions paid to HESCO in its role as Principal Underwriter has been: 2007: $21,696,958; 2006:
$13,189,894; and 2005: $9,465,571. HESCO did not retain any of these commissions.

HESCO enters into sales agreements with registered broker-dealers, financial institutions and other parties ("Financial Intermediaries"). The policies are sold by salespersons who represent Hartford as insurance agents and who are registered representatives ("Sales Representatives") of HESCO or certain other registered broker-dealers who have entered into sales agreements with HESCO.

Financial Intermediaries are compensated according to a schedule in the sales agreement and are subject to any rules or regulations that apply to variable life insurance compensation. This compensation is usually paid from sales charges described in the Prospectus. The compensation generally consists of commissions and may involve other types of payments that are described more fully in the prospectus.

4                                HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

-------------------------------------------------------------------------------

ADDITIONAL INFORMATION ABOUT CHARGES

The front-end load under the policies may be used to cover expenses related to the sale and distribution of the policies. Refer to prospectus for applicable sales load.

REDUCED CHARGES FOR ELIGIBLE GROUPS -- Certain charges and deductions described above may be reduced for policies issued in connection with a specific plan, in accordance with our rules in effect as of the date the application for a policy is approved. To qualify for such a reduction, a plan must satisfy certain criteria, i.e., as to size of the plan, expected number of participants and anticipated premium payment from the plan. Generally, the sales contacts and effort, administrative costs and mortality cost per policy vary, based on such factors as the size of the plan, the purposes for which policies are purchased and certain characteristics of the plan's members. The amount of reduction and the criteria for qualification will be reflected in the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying plans. We may modify, from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in Separate Account VL II.

UNDERWRITING PROCEDURES -- To purchase a policy you must submit an application to us. Within limits, you may choose the Scheduled Premiums and the initial Face Amount and the Guarantee Period in the policy application. Policies generally will be issued only on the lives of insureds the ages of 0 and 85 who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason.

The Cost of Insurance charge is to cover our anticipated mortality costs and other expenses. For standard risks, the Cost of Insurance rates will not exceed those based on the 1980 Commissioners' Standard Ordinary Mortality Table (ANB), Male or Female, Unismoke Table, age nearest birthday. A table of guaranteed Cost of Insurance rates per $1,000 will be included in each Policy; however, we reserve the right to use rates less than those shown in such table. Substandard risks will be charged a higher Cost of Insurance rate which will not exceed rates based on a multiple of the 1980 Commissioners' Standard Ordinary Mortality Table (ANB), Male or Female, Unismoke Table, age nearest birthday. The multiple will be based on the Insured's risk class. We will determine the Cost of Insurance rate at the start of each Policy Year. Any changes in the Cost of Insurance rate will be made uniformly for all Insureds of the same issue age, sex and risk class and whose coverage has been in force for the same length of time. No change in insurance class or cost will occur on account of deterioration of the Insured's health.

Because the Account Value and the Death Benefit may vary from month to month, the Cost of Insurance charge may also vary on each Monthly Activity Date.

INCREASES IN FACE AMOUNT -- At any time after the first Policy Year, You may request In Writing to change the Face Amount. The minimum amount by which the Face Amount can be increased is based on our rules then in effect. We reserve the right to limit the number of increases made under the Policy to not more than one in any 12 month period.

PERFORMANCE DATA

Hartford may advertise the performance history of the underlying Funds of the policy. Performance history is based on the Funds' past performance only and is no indication of future performance.

The performance history of the underlying Funds includes deductions for the total fund operating expenses of the Funds. The performance information does not include any charges or fees that are deducted from your policy. These are charges and fees such as premium base loads, mortality and expense risk charges, cost of insurance, administrative and issue charges, and surrender charges. These charges vary depending on your age, gender, Face Amount, underwriting class, premiums, policy duration, and account value. All of these policy charges will have a significant impact on your policy's account value and overall performance. If these charges and fees were reflected in the performance data, performance would be lower. To see the impact of these charges and fees on your policy's performance, you should obtain a personalized illustration based on historical Fund performance from your financial adviser.

Performance history of the underlying Funds is measured by comparing the value of the Fund at the beginning of the period to the value of the Fund at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years, and since the inception date of the Fund if the Fund has existed for more than ten years.

FINANCIAL STATEMENTS

The financial statements of the Company and the Separate Account follow this page of the SAI. The financial statements of the Company only bear on the Company's ability to meet its obligations under the Contracts and should not be considered as bearing on the investment performance of the Separate Account. The financial statements of the Separate Account present the investment performance of the Separate Account.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE CONTRACT OWNERS OF
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY SEPARATE ACCOUNT VL II AND THE BOARD OF DIRECTORS OF HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

-------------------------------------------------------------------------------

We have audited the accompanying statements of assets and liabilities of each of the individual Sub-Accounts disclosed in Note 1 which comprise the Hartford Life and Annuity Insurance Company Separate Account VL II (the "Account"), as of December 31, 2007, and the related statements of operations and changes in net assets for the respective stated periods then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2007, by correspondence with the mutual fund companies; where replies were not received from the mutual fund companies, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the individual Sub-Accounts constituting Hartford Life and Annuity Insurance Company Separate Account VL II as of December 31, 2007, the results of their operations and the changes in their net assets for the respective stated periods then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Hartford, Connecticut
February 20, 2008

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                  ALLIANCEBERNSTEIN VP      ALLIANCEBERNSTEIN      ALLIANCEBERNSTEIN VPS
                                     INTERNATIONAL            SMALL/MID-CAP            INTERNATIONAL
                                    VALUE PORTFOLIO          VALUE PORTFOLIO          GROWTH PORTFOLIO
                                      SUB-ACCOUNT              SUB-ACCOUNT            SUB-ACCOUNT (A)
----------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                         207,847                   96,879                   38,683
                                      ============             ============             ============
  Cost                                  $5,256,745               $1,608,421               $1,104,238
                                      ============             ============             ============
  Market Value                          $5,171,241               $1,649,856                 $956,630
 Due from Hartford Life and
  Annuity Insurance Company                     --                    2,499                       --
 Receivable from fund shares
  sold                                      33,367                       --                       --
 Other assets                                   --                       --                       --
                                      ------------             ------------             ------------
 Total Assets                            5,204,608                1,652,355                  956,630
                                      ------------             ------------             ------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                 33,367                       --                       --
 Payable for fund shares
  purchased                                     --                    2,499                       --
 Other liabilities                              --                       --                       --
                                      ------------             ------------             ------------
 Total Liabilities                          33,367                    2,499                       --
                                      ------------             ------------             ------------
NET ASSETS:
 For Variable Life Contract
  Liabilities                           $5,171,241               $1,649,856                 $956,630
                                      ============             ============             ============

(a)  From inception, May 1, 2007 to December 31, 2007.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                   AIM V.I.                                      AIM V.I.               AIM V.I.
                                   CAPITAL                AIM V.I.             MID CAP CORE            SMALL CAP
                              APPRECIATION FUND       CORE EQUITY FUND         EQUITY FUND            EQUITY FUND
                                 SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                     91,483                 7,104                 255,146                28,814
                                 ============            ==========            ============            ==========
  Cost                             $2,217,049              $179,928              $3,322,712              $449,084
                                 ============            ==========            ============            ==========
  Market Value                     $2,686,865              $206,809              $3,717,479              $447,477
 Due from Hartford Life
  and Annuity Insurance
  Company                                  --                    --                   1,808                    --
 Receivable from fund
  shares sold                              --                    --                      --                    --
 Other assets                              --                    --                      --                    --
                                 ------------            ----------            ------------            ----------
 Total Assets                       2,686,865               206,809               3,719,287               447,477
                                 ------------            ----------            ------------            ----------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance
  Company                                  --                    --                      --                    --
 Payable for fund shares
  purchased                                --                    --                   1,808                    --
 Other liabilities                         --                    --                      --                    --
                                 ------------            ----------            ------------            ----------
 Total Liabilities                         --                    --                   1,808                    --
                                 ------------            ----------            ------------            ----------
NET ASSETS:
 For Variable Life
  Contract Liabilities             $2,686,865              $206,809              $3,717,479              $447,477
                                 ============            ==========            ============            ==========

                                   AIM V.I.                                        AMERICAN FUNDS
                                   CAPITAL               AMERICAN FUNDS           BLUE CHIP INCOME
                               DEVELOPMENT FUND       ASSET ALLOCATION FUND        AND GROWTH FUND
                                 SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
--------------------------  --------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                    104,973                 1,662,660                 1,256,828
                                 ============             =============             =============
  Cost                             $2,208,064               $27,092,946               $12,862,198
                                 ============             =============             =============
  Market Value                     $1,978,746               $30,576,323               $14,390,677
 Due from Hartford Life
  and Annuity Insurance
  Company                                  --                    19,694                    26,797
 Receivable from fund
  shares sold                              --                        --                        --
 Other assets                              --                        --                        --
                                 ------------             -------------             -------------
 Total Assets                       1,978,746                30,596,017                14,417,474
                                 ------------             -------------             -------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance
  Company                                  --                        --                        --
 Payable for fund shares
  purchased                                --                    19,694                    26,797
 Other liabilities                         --                        --                        --
                                 ------------             -------------             -------------
 Total Liabilities                         --                    19,694                    26,797
                                 ------------             -------------             -------------
NET ASSETS:
 For Variable Life
  Contract Liabilities             $1,978,746               $30,576,323               $14,390,677
                                 ============             =============             =============

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                    AMERICAN FUNDS           AMERICAN FUNDS           AMERICAN FUNDS
                                       BOND FUND           GLOBAL GROWTH FUND           GROWTH FUND
                                      SUB-ACCOUNT              SUB-ACCOUNT              SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                       1,694,565                  946,929                1,215,629
                                     =============            =============            =============
  Cost                                 $19,096,273              $15,590,309              $58,781,104
                                     =============            =============            =============
  Market Value                         $18,691,050              $23,673,214              $81,106,741
 Due from Hartford Life and
  Annuity Insurance Company                 58,772                       --                  165,218
 Receivable from fund shares
  sold                                          --                   40,991                       --
 Other assets                                   --                        3                       19
                                     -------------            -------------            -------------
 Total Assets                           18,749,822               23,714,208               81,271,978
                                     -------------            -------------            -------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                     --                   40,991                       --
 Payable for fund shares
  purchased                                 58,772                       --                  165,218
 Other liabilities                              --                       --                       --
                                     -------------            -------------            -------------
 Total Liabilities                          58,772                   40,991                  165,218
                                     -------------            -------------            -------------
NET ASSETS:
 For Variable Life Contract
  Liabilities                          $18,691,050              $23,673,217              $81,106,760
                                     =============            =============            =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                                           AMERICAN FUNDS
                                AMERICAN FUNDS           AMERICAN FUNDS           AMERICAN FUNDS            GLOBAL SMALL
                              GROWTH-INCOME FUND       INTERNATIONAL FUND         NEW WORLD FUND         CAPITALIZATION FUND
                                  SUB-ACCOUNT              SUB-ACCOUNT              SUB-ACCOUNT              SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                   1,749,019                1,603,085                  547,625                  687,193
                                 =============            =============            =============            =============
  Cost                             $58,167,547              $27,213,773               $9,165,931              $10,050,273
                                 =============            =============            =============            =============
  Market Value                     $73,913,555              $39,628,267              $14,073,969              $18,519,854
 Due from Hartford Life
  and Annuity Insurance
  Company                              173,464                   82,794                   26,420                   19,855
 Receivable from fund
  shares sold                               --                       --                       --                       --
 Other assets                                3                       --                       --                       --
                                 -------------            -------------            -------------            -------------
 Total Assets                       74,087,022               39,711,061               14,100,389               18,539,709
                                 -------------            -------------            -------------            -------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance
  Company                                   --                       --                       --                       --
 Payable for fund shares
  purchased                            173,464                   82,794                   26,420                   19,855
 Other liabilities                          --                       --                       --                       --
                                 -------------            -------------            -------------            -------------
 Total Liabilities                     173,464                   82,794                   26,420                   19,855
                                 -------------            -------------            -------------            -------------
NET ASSETS:
 For Variable Life
  Contract Liabilities             $73,913,558              $39,628,267              $14,073,969              $18,519,854
                                 =============            =============            =============            =============

                                 FIDELITY VIP            FIDELITY VIP        FIDELITY VIP
                                ASSET MANAGER            EQUITY-INCOME        CONTRAFUND
                                  PORTFOLIO                PORTFOLIO           PORTFOLIO
                                 SUB-ACCOUNT              SUB-ACCOUNT         SUB-ACCOUNT
--------------------------  --------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                    129,402                  936,622             314,986
                                 ============            =============       =============
  Cost                             $2,235,203              $21,291,044         $10,000,596
                                 ============            =============       =============
  Market Value                     $2,144,197              $22,385,090          $8,649,521
 Due from Hartford Life
  and Annuity Insurance
  Company                                  --                   49,992              27,872
 Receivable from fund
  shares sold                               1                       --                  --
 Other assets                              --                        1                  --
                                 ------------            -------------       -------------
 Total Assets                       2,144,198               22,435,083           8,677,393
                                 ------------            -------------       -------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance
  Company                                   1                       --                  --
 Payable for fund shares
  purchased                                --                   49,992              27,872
 Other liabilities                         --                       --                  --
                                 ------------            -------------       -------------
 Total Liabilities                          1                   49,992              27,872
                                 ------------            -------------       -------------
NET ASSETS:
 For Variable Life
  Contract Liabilities             $2,144,197              $22,385,091          $8,649,521
                                 ============            =============       =============

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                                                       FRANKLIN
                                     FIDELITY VIP            FIDELITY VIP               INCOME
                                  OVERSEAS PORTFOLIO      MID CAP PORTFOLIO        SECURITIES FUND
                                     SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                         43,497                 147,340                 393,109
                                     ============            ============            ============
  Cost                                   $835,109              $4,990,031              $6,801,659
                                     ============            ============            ============
  Market Value                         $1,101,347              $5,249,730              $6,804,717
 Due from Hartford Life and
  Annuity Insurance Company                    --                   7,007                   4,415
 Receivable from fund shares
  sold                                         --                      --                      --
 Other assets                                  --                      --                      --
                                     ------------            ------------            ------------
 Total Assets                           1,101,347               5,256,737               6,809,132
                                     ------------            ------------            ------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                    --                      --                      --
 Payable for fund shares
  purchased                                    --                   7,007                   4,415
 Other liabilities                             --                      --                      --
                                     ------------            ------------            ------------
 Total Liabilities                             --                   7,007                   4,415
                                     ------------            ------------            ------------
NET ASSETS:
 For Variable Life Contract
  Liabilities                          $1,101,347              $5,249,730              $6,804,717
                                     ============            ============            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                 FRANKLIN
                               SMALL-MID CAP            FRANKLIN               FRANKLIN
                                  GROWTH            SMALL CAP VALUE        STRATEGIC INCOME          MUTUAL SHARES
                              SECURITIES FUND       SECURITIES FUND         SECURITIES FUND         SECURITIES FUND
                                SUB-ACCOUNT           SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                   2,329                 421,479                 1,301                   630,211
                                 =========            ============             =========             =============
  Cost                             $43,121              $5,868,044               $15,999               $11,287,801
                                 =========            ============             =========             =============
  Market Value                     $53,353              $7,207,292               $16,632               $12,723,952
 Due from Hartford Life
  and Annuity Insurance
  Company                               --                   3,254                    --                    13,736
 Receivable from fund
  shares sold                           --                      --                    --                        --
 Other assets                           --                      --                    --                        --
                                 ---------            ------------             ---------             -------------
 Total Assets                       53,353               7,210,546                16,632                12,737,688
                                 ---------            ------------             ---------             -------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance
  Company                               --                      --                    --                        --
 Payable for fund shares
  purchased                             --                   3,254                    --                    13,736
 Other liabilities                      --                      --                    --                        --
                                 ---------            ------------             ---------             -------------
 Total Liabilities                      --                   3,254                    --                    13,736
                                 ---------            ------------             ---------             -------------
NET ASSETS:
 For Variable Life
  Contract Liabilities             $53,353              $7,207,292               $16,632               $12,723,952
                                 =========            ============             =========             =============


                                  TEMPLETON               TEMPLETON
                              DEVELOPING MARKETS            GROWTH             MUTUAL DISCOVERY
                               SECURITIES FUND         SECURITIES FUND         SECURITIES FUND
                               SUB-ACCOUNT (B)           SUB-ACCOUNT             SUB-ACCOUNT
--------------------------  ----------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                     --                     111,143                 165,510
                                     ====                ============            ============
  Cost                               $ --                  $1,722,612              $3,690,346
                                     ====                ============            ============
  Market Value                       $ --                  $1,716,044              $3,920,934
 Due from Hartford Life
  and Annuity Insurance
  Company                              --                       4,939                      --
 Receivable from fund
  shares sold                          --                          --                  32,746
 Other assets                          --                          --                      --
                                     ----                ------------            ------------
 Total Assets                          --                   1,720,983               3,953,680
                                     ----                ------------            ------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance
  Company                              --                          --                  32,746
 Payable for fund shares
  purchased                            --                       4,939                      --
 Other liabilities                     --                          --                      --
                                     ----                ------------            ------------
 Total Liabilities                     --                       4,939                  32,746
                                     ----                ------------            ------------
NET ASSETS:
 For Variable Life
  Contract Liabilities               $ --                  $1,716,044              $3,920,934
                                     ====                ============            ============

(b) Sub-Account option not funded at December 31, 2007.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                     TEMPLETON          HARTFORD            HARTFORD
                                   GLOBAL INCOME        ADVISERS        TOTAL RETURN BOND
                                  SECURITIES FUND       HLS FUND            HLS FUND
                                  SUB-ACCOUNT (A)      SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                       42,397           2,346,075           4,232,155
                                     ==========       =============       =============
  Cost                                 $697,098         $57,783,018         $48,453,291
                                     ==========       =============       =============
  Market Value                         $708,885         $49,208,221         $47,170,884
 Due from Hartford Life and
  Annuity Insurance Company                  --             107,202              37,922
 Receivable from fund shares
  sold                                       --                  --                  --
 Other assets                                --                  --                  --
                                     ----------       -------------       -------------
 Total Assets                           708,885          49,315,423          47,208,806
                                     ----------       -------------       -------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                  --                  --                  --
 Payable for fund shares
  purchased                                  --             107,202              37,922
 Other liabilities                           --                   7                   1
                                     ----------       -------------       -------------
 Total Liabilities                           --             107,209              37,923
                                     ----------       -------------       -------------
NET ASSETS:
 For Variable Life Contract
  Liabilities                          $708,885         $49,208,214         $47,170,883
                                     ==========       =============       =============

(a)  From inception, May 1, 2007 to December 31, 2007.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                       HARTFORD                 HARTFORD                HARTFORD              HARTFORD
                                 CAPITAL APPRECIATION      DIVIDEND AND GROWTH      GLOBAL ADVISERS        GLOBAL GROWTH
                                       HLS FUND                 HLS FUND                HLS FUND              HLS FUND
                                     SUB-ACCOUNT               SUB-ACCOUNT            SUB-ACCOUNT         SUB-ACCOUNT (C)
----------------------------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                       2,283,661                2,474,576                30,386                25,092
                                    ==============            =============            ==========            ==========
  Cost                                $111,657,658              $49,240,293              $385,477              $398,255
                                    ==============            =============            ==========            ==========
  Market Value                        $119,791,480              $55,299,301              $413,540              $562,557
 Due from Hartford Life and
  Annuity Insurance Company                188,858                  127,423                     1                    --
 Receivable from fund shares
  sold                                          --                       --                    --                     1
 Other assets                                   --                        5                    --                    --
                                    --------------            -------------            ----------            ----------
 Total Assets                          119,980,338               55,426,729               413,541               562,558
                                    --------------            -------------            ----------            ----------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                     --                       --                    --                     1
 Payable for fund shares
  purchased                                188,858                  127,423                     1                    --
 Other liabilities                               4                       --                    --                    --
                                    --------------            -------------            ----------            ----------
 Total Liabilities                         188,862                  127,423                     1                     1
                                    --------------            -------------            ----------            ----------
NET ASSETS:
 For Variable Life Contract
  Liabilities                         $119,791,476              $55,299,306              $413,540              $562,557
                                    ==============            =============            ==========            ==========

                                      HARTFORD                HARTFORD                 HARTFORD
                                 GLOBAL TECHNOLOGY       DISCIPLINED EQUITY      GROWTH OPPORTUNITIES
                                      HLS FUND                HLS FUND                 HLS FUND
                                    SUB-ACCOUNT             SUB-ACCOUNT              SUB-ACCOUNT
-----------------------------  ------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                       16,305                  586,661                  240,710
                                     ==========             ============             ============
  Cost                                  $82,227               $7,605,109               $6,379,109
                                     ==========             ============             ============
  Market Value                         $112,246               $8,829,266               $7,884,188
 Due from Hartford Life and
  Annuity Insurance Company                  --                   15,857                   83,419
 Receivable from fund shares
  sold                                       --                       --                       --
 Other assets                                --                        2                       --
                                     ----------             ------------             ------------
 Total Assets                           112,246                8,845,125                7,967,607
                                     ----------             ------------             ------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                  --                       --                       --
 Payable for fund shares
  purchased                                  --                   15,857                   83,419
 Other liabilities                           --                       --                       --
                                     ----------             ------------             ------------
 Total Liabilities                           --                   15,857                   83,419
                                     ----------             ------------             ------------
NET ASSETS:
 For Variable Life Contract
  Liabilities                          $112,246               $8,829,268               $7,884,188
                                     ==========             ============             ============

(c)  Formerly Hartford Global Leaders HLS Fund. Change effective July 27, 2007.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                      HARTFORD           HARTFORD
                                  HARTFORD         INTERNATIONAL       INTERNATIONAL
                                    INDEX          SMALL COMPANY       OPPORTUNITIES
                                  HLS FUND            HLS FUND           HLS FUND
                                 SUB-ACCOUNT        SUB-ACCOUNT         SUB-ACCOUNT
------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                  1,825,200            405,940           1,506,807
                                =============       ============       =============
  Cost                            $62,790,102         $6,027,217         $19,628,634
                                =============       ============       =============
  Market Value                    $57,566,951         $6,118,056         $23,537,061
 Due from Hartford Life and
  Annuity Insurance Company            10,669              5,493              17,072
 Receivable from fund shares
  sold                                     --                 --                  --
 Other assets                              --                 --                  --
                                -------------       ------------       -------------
 Total Assets                      57,577,620          6,123,549          23,554,133
                                -------------       ------------       -------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                --                 --                  --
 Payable for fund shares
  purchased                            10,669              5,493              17,072
 Other liabilities                          3                 --                   2
                                -------------       ------------       -------------
 Total Liabilities                     10,672              5,493              17,074
                                -------------       ------------       -------------
NET ASSETS:
 For Variable Life Contract
  Liabilities                     $57,566,948         $6,118,056         $23,537,059
                                =============       ============       =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                 HARTFORD            HARTFORD                HARTFORD                 HARTFORD
                                  MIDCAP           MIDCAP VALUE            MONEY MARKET         MORTGAGE SECURITIES
                                 HLS FUND            HLS FUND                HLS FUND                 HLS FUND
                                SUB-ACCOUNT        SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                 1,779,528            605,908               50,436,362                 612,691
                               =============       ============            =============            ============
  Cost                           $40,355,520         $7,849,288              $50,436,362              $7,011,755
                               =============       ============            =============            ============
  Market Value                   $46,876,757         $7,476,509              $50,436,362              $6,475,860
 Due from Hartford Life and
  Annuity Insurance Company           18,801                236                       --                   3,765
 Receivable from fund shares
  sold                                    --                 --                  404,131                      --
 Other assets                             --                 --                       47                      --
                               -------------       ------------            -------------            ------------
 Total Assets                     46,895,558          7,476,745               50,840,540               6,479,625
                               -------------       ------------            -------------            ------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company               --                 --                  404,131                      --
 Payable for fund shares
  purchased                           18,801                236                       --                   3,765
 Other liabilities                         6                 --                       --                      --
                               -------------       ------------            -------------            ------------
 Total Liabilities                    18,807                236                  404,131                   3,765
                               -------------       ------------            -------------            ------------
NET ASSETS:
 For Variable Life Contract
  Liabilities                    $46,876,751         $7,476,509              $50,436,409              $6,475,860
                               =============       ============            =============            ============

                                      HARTFORD            HARTFORD            HARTFORD
                                    SMALL COMPANY           STOCK       VALUE OPPORTUNITIES
                                      HLS FUND            HLS FUND            HLS FUND
                                     SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT
-----------------------------  --------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                      1,225,340           1,204,262            453,753
                                    =============       =============       ============
  Cost                                $18,273,262         $68,375,194         $7,234,658
                                    =============       =============       ============
  Market Value                        $22,812,362         $56,735,969         $6,997,870
 Due from Hartford Life and
  Annuity Insurance Company                12,288              82,543              7,459
 Receivable from fund shares
  sold                                         --                  --                 --
 Other assets                                  --                   3                 --
                                    -------------       -------------       ------------
 Total Assets                          22,824,650          56,818,515          7,005,329
                                    -------------       -------------       ------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                    --                  --                 --
 Payable for fund shares
  purchased                                12,288              82,543              7,459
 Other liabilities                              4                  --                 --
                                    -------------       -------------       ------------
 Total Liabilities                         12,292              82,543              7,459
                                    -------------       -------------       ------------
NET ASSETS:
 For Variable Life Contract
  Liabilities                         $22,812,358         $56,735,972         $6,997,870
                                    =============       =============       ============

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                     LORD ABBETT             LORD ABBETT                MFS
                                   AMERICA'S VALUE        GROWTH AND INCOME          INVESTORS
                                      PORTFOLIO               PORTFOLIO            TRUST SERIES
                                     SUB-ACCOUNT             SUB-ACCOUNT            SUB-ACCOUNT
---------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                         90,044                  49,835                1,972
                                     ============            ============            =========
  Cost                                 $1,376,496              $1,440,616              $42,788
                                     ============            ============            =========
  Market Value                         $1,331,743              $1,390,893              $46,389
 Due from Hartford Life and
  Annuity Insurance Company                   655                      --                   --
 Receivable from fund shares
  sold                                         --                      --                   --
 Other assets                                  --                      --                   --
                                     ------------            ------------            ---------
 Total Assets                           1,332,398               1,390,893               46,389
                                     ------------            ------------            ---------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                    --                      --                   --
 Payable for fund shares
  purchased                                   655                      --                   --
 Other liabilities                             --                      --                   --
                                     ------------            ------------            ---------
 Total Liabilities                            655                      --                   --
                                     ------------            ------------            ---------
NET ASSETS:
 For Variable Life Contract
  Liabilities                          $1,331,743              $1,390,893              $46,389
                                     ============            ============            =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                       MFS                MFS
                                  NEW DISCOVERY      TOTAL RETURN        CORE PLUS              EMERGING
                                      SERIES            SERIES          FIXED INCOME          MARKETS DEBT
                                   SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT         SUB-ACCOUNT (B)
--------------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                      38,029             501,303           21,401                 --
                                    ==========       =============       ==========               ====
  Cost                                $582,201         $10,286,864         $244,997               $ --
                                    ==========       =============       ==========               ====
  Market Value                        $632,425         $10,868,246         $247,829               $ --
 Due from Hartford Life and
  Annuity Insurance Company                 --              73,649               --                 --
 Receivable from fund shares
  sold                                      --                  --               --                 --
 Other assets                               --                  --               --                 --
                                    ----------       -------------       ----------               ----
 Total Assets                          632,425          10,941,895          247,829                 --
                                    ----------       -------------       ----------               ----
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                 --                  --               --                 --
 Payable for fund shares
  purchased                                 --              73,649               --                 --
 Other liabilities                          --                  --               --                 --
                                    ----------       -------------       ----------               ----
 Total Liabilities                          --              73,649               --                 --
                                    ----------       -------------       ----------               ----
NET ASSETS:
 For Variable Life Contract
  Liabilities                         $632,425         $10,868,246         $247,829               $ --
                                    ==========       =============       ==========               ====


                                    EMERGING
                                 MARKETS EQUITY        HIGH YIELD        U.S. MID CAP VALUE
                                   SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------  --------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                        487                644                 125,161
                                    =========            =======            ============
  Cost                                 $5,455             $8,720              $2,483,188
                                    =========            =======            ============
  Market Value                        $11,819             $8,297              $2,383,619
 Due from Hartford Life and
  Annuity Insurance Company                --                 --                      --
 Receivable from fund shares
  sold                                     --                 --                      --
 Other assets                              --                 --                      --
                                    ---------            -------            ------------
 Total Assets                          11,819              8,297               2,383,619
                                    ---------            -------            ------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                --                 --                      --
 Payable for fund shares
  purchased                                --                 --                      --
 Other liabilities                         --                 --                      --
                                    ---------            -------            ------------
 Total Liabilities                         --                 --                      --
                                    ---------            -------            ------------
NET ASSETS:
 For Variable Life Contract
  Liabilities                         $11,819             $8,297              $2,383,619
                                    =========            =======            ============

(b) Sub-Account option not funded at December 31, 2007.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------


                                   FOCUS GROWTH
                                     PORTFOLIO          BALANCED GROWTH       FLEXIBLE INCOME
                                    SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
-----------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                       2,813                   624                 2,857
                                     =========             =========             =========
  Cost                                 $43,831               $10,112               $21,092
                                     =========             =========             =========
  Market Value                         $58,992               $10,201               $20,283
 Due from Hartford Life and
  Annuity Insurance Company                 --                    --                    --
 Receivable from fund shares
  sold                                      --                    --                    --
 Other assets                               --                    --                    --
                                     ---------             ---------             ---------
 Total Assets                           58,992                10,201                20,283
                                     ---------             ---------             ---------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                 --                    --                    --
 Payable for fund shares
  purchased                                 --                    --                    --
 Other liabilities                          --                    --                    --
                                     ---------             ---------             ---------
 Total Liabilities                          --                    --                    --
                                     ---------             ---------             ---------
NET ASSETS:
 For Variable Life Contract
  Liabilities                          $58,992               $10,201               $20,283
                                     =========             =========             =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                                   OPPENHEIMER
                                                                                                     CAPITAL
                                 DIVIDEND                                EQUALLY-WEIGHTED          APPRECIATION
                                  GROWTH             MONEY MARKET             S&P 500                FUND/VA
                                SUB-ACCOUNT          SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                   1,371               168,794                   955                   67,492
                                 =========            ==========             =========             ============
  Cost                             $21,609              $168,794               $19,504               $2,599,730
                                 =========            ==========             =========             ============
  Market Value                     $25,512              $168,794               $23,959               $3,157,285
 Due from Hartford Life
  and Annuity Insurance
  Company                               --                    --                    --                       --
 Receivable from fund
  shares sold                           --                    --                    --                       --
 Other assets                           --                    --                    --                       --
                                 ---------            ----------             ---------             ------------
 Total Assets                       25,512               168,794                23,959                3,157,285
                                 ---------            ----------             ---------             ------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance
  Company                               --                    --                    --                       --
 Payable for fund shares
  purchased                             --                    --                    --                       --
 Other liabilities                      --                    --                    --                       --
                                 ---------            ----------             ---------             ------------
 Total Liabilities                      --                    --                    --                       --
                                 ---------            ----------             ---------             ------------
NET ASSETS:
 For Variable Life
  Contract Liabilities             $25,512              $168,794               $23,959               $3,157,285
                                 =========            ==========             =========             ============


                                 OPPENHEIMER                                        PUTNAM VT
                                    GLOBAL                OPPENHEIMER              DIVERSIFIED
                              SECURITIES FUND/VA      MAIN STREET FUND/VA          INCOME FUND
                                 SUB-ACCOUNT              SUB-ACCOUNT              SUB-ACCOUNT
--------------------------  ------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                     43,434                   9,324                   296,387
                                 ============              ==========              ============
  Cost                             $1,506,316                $226,862                $2,604,871
                                 ============              ==========              ============
  Market Value                     $1,575,343                $236,631                $2,608,206
 Due from Hartford Life
  and Annuity Insurance
  Company                              11,199                      --                        --
 Receivable from fund
  shares sold                              --                      --                        --
 Other assets                              --                      --                        --
                                 ------------              ----------              ------------
 Total Assets                       1,586,542                 236,631                 2,608,206
                                 ------------              ----------              ------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance
  Company                                  --                      --                        --
 Payable for fund shares
  purchased                            11,199                      --                        --
 Other liabilities                         --                      --                        --
                                 ------------              ----------              ------------
 Total Liabilities                     11,199                      --                        --
                                 ------------              ----------              ------------
NET ASSETS:
 For Variable Life
  Contract Liabilities             $1,575,343                $236,631                $2,608,206
                                 ============              ==========              ============

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                     PUTNAM VT                                  PUTNAM VT
                                    GLOBAL ASSET            PUTNAM VT          GROWTH AND
                                  ALLOCATION FUND       GLOBAL EQUITY FUND     INCOME FUND
                                    SUB-ACCOUNT            SUB-ACCOUNT         SUB-ACCOUNT
-------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                       48,701                 412,942             761,751
                                     ==========            ============       =============
  Cost                                 $875,231              $8,722,919         $19,855,889
                                     ==========            ============       =============
  Market Value                         $823,044              $6,031,884         $17,732,361
 Due from Hartford Life and
  Annuity Insurance Company                  --                   1,080               2,893
 Receivable from fund shares
  sold                                       --                      --                  --
 Other assets                                --                      --                  --
                                     ----------            ------------       -------------
 Total Assets                           823,044               6,032,964          17,735,254
                                     ----------            ------------       -------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                  --                      --                  --
 Payable for fund shares
  purchased                                  --                   1,080               2,893
 Other liabilities                           --                      --                  --
                                     ----------            ------------       -------------
 Total Liabilities                           --                   1,080               2,893
                                     ----------            ------------       -------------
NET ASSETS:
 For Variable Life Contract
  Liabilities                          $823,044              $6,031,884         $17,732,361
                                     ==========            ============       =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                    PUTNAM VT                                                                PUTNAM VT
                                      HEALTH                PUTNAM VT               PUTNAM VT           INTERNATIONAL GROWTH
                                  SCIENCES FUND          HIGH YIELD FUND           INCOME FUND            AND INCOME FUND
                                   SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT              SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                      71,481                1,594,983                 638,190                  247,750
                                    ==========            =============            ============             ============
  Cost                                $734,283              $13,237,723              $8,029,393               $3,363,246
                                    ==========            =============            ============             ============
  Market Value                        $964,284              $11,887,631              $8,081,674               $4,112,644
 Due from Hartford Life and
  Annuity Insurance Company                 --                    1,201                  19,244                       --
 Receivable from fund shares
  sold                                      --                       --                      --                       --
 Other assets                               --                       --                      --                       --
                                    ----------            -------------            ------------             ------------
 Total Assets                          964,284               11,888,832               8,100,918                4,112,644
                                    ----------            -------------            ------------             ------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                 --                       --                      --                       --
 Payable for fund shares
  purchased                                 --                    1,201                  19,244                       --
 Other liabilities                          --                       --                      --                       --
                                    ----------            -------------            ------------             ------------
 Total Liabilities                          --                    1,201                  19,244                       --
                                    ----------            -------------            ------------             ------------
NET ASSETS:
 For Variable Life Contract
  Liabilities                         $964,284              $11,887,631              $8,081,674               $4,112,644
                                    ==========            =============            ============             ============

                                 PUTNAM VT            PUTNAM VT
                               INTERNATIONAL        INTERNATIONAL              PUTNAM VT
                                EQUITY FUND     NEW OPPORTUNITIES FUND       INVESTORS FUND
                                SUB-ACCOUNT          SUB-ACCOUNT              SUB-ACCOUNT
-----------------------------  ---------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                 1,090,328              38,143                   69,688
                               =============          ==========               ==========
  Cost                           $16,798,433            $711,608                 $841,433
                               =============          ==========               ==========
  Market Value                   $20,827,885            $785,368                 $808,385
 Due from Hartford Life and
  Annuity Insurance Company           11,103                  --                       --
 Receivable from fund shares
  sold                                    --                  --                       --
 Other assets                             --                  --                       --
                               -------------          ----------               ----------
 Total Assets                     20,838,988             785,368                  808,385
                               -------------          ----------               ----------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company               --                  --                       --
 Payable for fund shares
  purchased                           11,103                  --                       --
 Other liabilities                         1                  --                       --
                               -------------          ----------               ----------
 Total Liabilities                    11,104                  --                       --
                               -------------          ----------               ----------
NET ASSETS:
 For Variable Life Contract
  Liabilities                    $20,827,884            $785,368                 $808,385
                               =============          ==========               ==========

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                     PUTNAM VT
                                       MONEY                  PUTNAM VT                 PUTNAM VT
                                    MARKET FUND        NEW OPPORTUNITIES FUND         NEW VALUE FUND
                                    SUB-ACCOUNT              SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                      86,425                    419,543                   141,834
                                     =========              =============              ============
  Cost                                 $86,425                $12,908,171                $1,680,361
                                     =========              =============              ============
  Market Value                         $86,425                 $9,037,177                $2,233,881
 Due from Hartford Life and
  Annuity Insurance Company                  2                      9,371                        --
 Receivable from fund shares
  sold                                      --                         --                        --
 Other assets                               --                         --                        --
                                     ---------              -------------              ------------
 Total Assets                           86,427                  9,046,548                 2,233,881
                                     ---------              -------------              ------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                 --                         --                        --
 Payable for fund shares
  purchased                                  2                      9,371                        --
 Other liabilities                          --                         --                        --
                                     ---------              -------------              ------------
 Total Liabilities                           2                      9,371                        --
                                     ---------              -------------              ------------
NET ASSETS:
 For Variable Life Contract
  Liabilities                          $86,425                 $9,037,177                $2,233,881
                                     =========              =============              ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                     PUTNAM VT               PUTNAM VT               PUTNAM VT               PUTNAM VT
                                   OTC & EMERGING            SMALL CAP           THE GEORGE PUTNAM        UTILITIES GROWTH
                                    GROWTH FUND              VALUE FUND            FUND OF BOSTON         AND INCOME FUND
                                    SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                        83,916                  56,649                 50,533                   47,991
                                    ============            ============             ==========             ============
  Cost                                $1,661,760              $1,263,814               $511,201                 $806,798
                                    ============            ============             ==========             ============
  Market Value                          $699,023              $1,062,173               $558,392               $1,009,246
 Due from Hartford Life and
  Annuity Insurance Company                   --                  10,985                     --                       --
 Receivable from fund shares
  sold                                        --                      --                     --                       --
 Other assets                                 --                      --                     --                       --
                                    ------------            ------------             ----------             ------------
 Total Assets                            699,023               1,073,158                558,392                1,009,246
                                    ------------            ------------             ----------             ------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                   --                      --                     --                       --
 Payable for fund shares
  purchased                                   --                  10,985                     --                       --
 Other liabilities                            --                      --                     --                       --
                                    ------------            ------------             ----------             ------------
 Total Liabilities                            --                  10,985                     --                       --
                                    ------------            ------------             ----------             ------------
NET ASSETS:
 For Variable Life Contract
  Liabilities                           $699,023              $1,062,173               $558,392               $1,009,246
                                    ============            ============             ==========             ============

                                                                            PUTNAM VT
                                     PUTNAM VT           PUTNAM VT           CAPITAL
                                     VISTA FUND        VOYAGER FUND     OPPORTUNITIES FUND
                                    SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT
-----------------------------  -------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                        62,784             500,281             91,737
                                    ============       =============       ============
  Cost                                $1,206,177         $25,874,501         $1,366,296
                                    ============       =============       ============
  Market Value                          $977,551         $16,000,736         $1,319,183
 Due from Hartford Life and
  Annuity Insurance Company                   --              11,557              9,154
 Receivable from fund shares
  sold                                        --                  --                 --
 Other assets                                 --                  --                 --
                                    ------------       -------------       ------------
 Total Assets                            977,551          16,012,293          1,328,337
                                    ------------       -------------       ------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                   --                  --                 --
 Payable for fund shares
  purchased                                   --              11,557              9,154
 Other liabilities                            --                  --                 --
                                    ------------       -------------       ------------
 Total Liabilities                            --              11,557              9,154
                                    ------------       -------------       ------------
NET ASSETS:
 For Variable Life Contract
  Liabilities                           $977,551         $16,000,736         $1,319,183
                                    ============       =============       ============

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                      PUTNAM VT
                                        EQUITY                                      VAN KAMPEN LIT
                                     INCOME FUND          GROWTH AND INCOME            COMSTOCK
                                     SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares                         89,362                 14,187                  408,628
                                     ============             ==========             ============
  Cost                                 $1,139,215               $263,325               $5,578,685
                                     ============             ==========             ============
  Market Value                         $1,337,753               $302,317               $5,639,069
 Due from Hartford Life and
  Annuity Insurance Company                 4,346                     --                    3,770
 Receivable from fund shares
  sold                                         --                     --                       --
 Other assets                                  --                     --                       --
                                     ------------             ----------             ------------
 Total Assets                           1,342,099                302,317                5,642,839
                                     ------------             ----------             ------------
LIABILITIES:
 Due to Hartford Life and
  Annuity Insurance Company                    --                     --                       --
 Payable for fund shares
  purchased                                 4,346                     --                    3,770
 Other liabilities                             --                     --                       --
                                     ------------             ----------             ------------
 Total Liabilities                          4,346                     --                    3,770
                                     ------------             ----------             ------------
NET ASSETS:
 For Variable Life Contract
  Liabilities                          $1,337,753               $302,317               $5,639,069
                                     ============             ==========             ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                      [This page intentionally left blank]

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                         UNITS
                                        OWNED BY        UNIT         CONTRACT
SUB-ACCOUNT                           PARTICIPANTS  FAIR VALUE #    LIABILITY
--------------------------------------------------------------------------------
AllianceBernstein VP International         397,738    $13.001625      $5,171,241
 Value Portfolio
AllianceBernstein Small/Mid-Cap            141,542     11.656335       1,649,856
 Value Portfolio
AllianceBernstein VPS International         81,518     11.735231         956,630
 Growth Portfolio
AIM V.I. Capital Appreciation Fund         212,999     12.614437       2,686,865
AIM V.I. Core Equity Fund                   13,185     15.685297         206,809
AIM V.I. Mid Cap Core Equity Fund          218,610     17.005072       3,717,479
AIM V.I. Small Cap Equity Fund              34,717     12.889339         447,477
AIM V.I. Capital Development Fund          148,635     13.312750       1,978,746
American Funds Asset Allocation Fund     1,913,743     15.977239      30,576,323
American Funds Blue Chip Income and        880,070     16.351739      14,390,677
 Growth Fund
American Funds Bond Fund                 1,525,476     12.252603      18,691,050
American Funds Global Growth Fund       13,781,735      1.717724      23,673,217
American Funds Growth Fund              61,132,996      1.325073      81,005,683
American Funds Growth Fund                   6,067     16.660105         101,077
American Funds Growth-Income Fund       48,171,953      1.533170      73,855,794
American Funds Growth-Income Fund            3,870     14.926191          57,764
American Funds International Fund            2,219     22.802217          50,595
American Funds International Fund        1,522,625     25.993056      39,577,672
American Funds New World Fund              450,502     31.240624      14,073,969
American Funds Global Small              7,499,917      2.468617      18,514,422
 Capitalization Fund
American Funds Global Small                    204     26.648331           5,432
 Capitalization Fund
Fidelity VIP Asset Manager Portfolio       816,609      2.625733       2,144,197
Fidelity VIP Equity-Income Portfolio     6,488,472      3.348026      21,723,574
Fidelity VIP Equity-Income Portfolio        52,432     12.616655         661,517
Fidelity VIP Contrafund Portfolio          619,032     13.972661       8,649,521
Fidelity VIP Overseas Portfolio            369,737      2.978729       1,101,347
Fidelity VIP Mid Cap Portfolio             380,876     13.783318       5,249,730
Franklin Income Securities Fund            573,130     11.872911       6,804,717
Franklin Small-Mid Cap Growth                3,801     14.036486          53,353
 Securities Fund
Franklin Small Cap Value Securities        385,271     18.707094       7,207,292
 Fund
Franklin Strategic Income Securities         1,033     16.104116          16,632
 Fund
Mutual Shares Securities Fund                3,110     16.470500          51,228
Mutual Shares Securities Fund              730,388     17.350672      12,672,724
Templeton Developing Markets                    --     36.814009              --
 Securities Fund
Templeton Growth Securities Fund             5,248     16.408497          86,120
Templeton Growth Securities Fund           136,328     11.955902       1,629,924
Mutual Discovery Securities Fund           306,627     12.787292       3,920,934
Templeton Global Income Securities          64,398     11.007928         708,885
 Fund
Hartford Advisers HLS Fund              14,438,848      3.408043      49,208,214
Hartford Total Return Bond HLS Fund     19,077,681      2.472569      47,170,883
Hartford Capital Appreciation HLS       15,608,539      7.674740     119,791,476
 Fund
Hartford Dividend and Growth HLS        12,555,942      4.404234      55,299,306
 Fund
Hartford Global Advisers HLS Fund          231,275      1.788088         413,540
Hartford Global Growth HLS Fund            348,165      1.615778         562,557
Hartford Global Technology HLS Fund        108,458      1.034928         112,246
Hartford Disciplined Equity HLS Fund     5,309,835      1.662814       8,829,268
Hartford Growth Opportunities HLS          329,852     23.902204       7,884,188
 Fund

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                         UNITS
                                        OWNED BY        UNIT         CONTRACT
SUB-ACCOUNT                           PARTICIPANTS  FAIR VALUE #    LIABILITY
--------------------------------------------------------------------------------
Hartford Index HLS Fund                 14,535,974     $3.960309     $57,566,948
Hartford International Small Company       242,468     25.232430       6,118,056
 HLS Fund
Hartford International Opportunities     6,270,663      3.753520      23,537,059
 HLS Fund
Hartford MidCap HLS Fund                11,187,019      4.190281      46,876,751
Hartford MidCap Value HLS Fund             385,335     19.402626       7,476,509
Hartford Money Market HLS Fund          28,690,909      1.757923      50,436,409
Hartford Mortgage Securities HLS         2,928,193      2.211555       6,475,860
 Fund
Hartford Small Company HLS Fund          8,960,454      2.545893      22,812,358
Hartford Stock HLS Fund                 13,928,290      4.073434      56,735,972
Hartford Value Opportunities HLS           395,672     17.686037       6,997,870
 Fund
Lord Abbett America's Value                112,587     11.828624       1,331,743
 Portfolio
Lord Abbett Growth and Income              110,565     12.579832       1,390,893
 Portfolio
MFS Investors Trust Series                   3,566     13.010156          46,389
MFS New Discovery Series                    40,109     15.767530         632,425
MFS Total Return Series                      1,478     14.330624          21,180
MFS Total Return Series                    754,166     14.382866      10,847,066
Core Plus Fixed Income                      18,548     13.361597         247,829
Emerging Markets Debt                           --     19.231132              --
Emerging Markets Equity                        306     38.567636          11,819
High Yield                                     553     14.994068           8,297
U.S. Mid Cap Value                           9,048     16.900002         152,916
U.S. Mid Cap Value                         207,354     10.757939       2,230,703
Focus Growth Portfolio                       4,164     14.168887          58,992
Balanced Growth                                708     14.403797          10,201
Flexible Income                              1,366     14.849233          20,283
Dividend Growth                              1,958     13.029692          25,512
Money Market                                14,817     11.392129         168,794
Equally-Weighted S&P 500                     1,500     15.977036          23,959
Oppenheimer Capital Appreciation           247,277     12.768186       3,157,285
 Fund/VA
Oppenheimer Global Securities              118,138     13.334725       1,575,343
 Fund/VA
Oppenheimer Main Street Fund/VA             19,102     12.387474         236,631
Putnam VT Diversified Income Fund          120,236     21.692473       2,608,206
Putnam VT Global Asset Allocation           27,803     29.602231         823,044
 Fund
Putnam VT Global Equity Fund               180,996     32.591358       5,898,919
Putnam VT Global Equity Fund                 6,907     19.251565         132,965
Putnam VT Growth and Income Fund           500,643     35.071434      17,558,271
Putnam VT Growth and Income Fund            12,031     14.469512         174,090
Putnam VT Health Sciences Fund              67,263     14.336048         964,284
Putnam VT High Yield Fund                  413,172     25.975431      10,732,310
Putnam VT High Yield Fund                   81,589     14.160292       1,155,321
Putnam VT Income Fund                      293,729     22.479655       6,602,935
Putnam VT Income Fund                      126,367     11.701925       1,478,739
Putnam VT International Growth and         185,256     22.199807       4,112,644
 Income Fund
Putnam VT International Equity Fund        904,351     21.872886      19,780,766
Putnam VT International Equity Fund         49,001     21.369414       1,047,118
Putnam VT International New                 40,390     19.444746         785,368
 Opportunities Fund
Putnam VT Investors Fund                    69,472     11.636062         808,385
Putnam VT Money Market Fund                 49,479      1.746726          86,425

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                         UNITS
                                        OWNED BY        UNIT         CONTRACT
SUB-ACCOUNT                           PARTICIPANTS  FAIR VALUE #    LIABILITY
--------------------------------------------------------------------------------
Putnam VT New Opportunities Fund           339,285    $25.945436      $8,802,895
Putnam VT New Opportunities Fund            14,600     16.046422         234,282
Putnam VT New Value Fund                   108,036     20.677264       2,233,881
Putnam VT OTC & Emerging Growth Fund        77,662      9.000886         699,023
Putnam VT Small Cap Value Fund             103,118     10.300530       1,062,173
Putnam VT The George Putnam Fund of         34,699     16.092548         558,392
 Boston
Putnam VT Utilities Growth and              26,487     38.103792       1,009,246
 Income Fund
Putnam VT Vista Fund                        68,913     14.185345         977,551
Putnam VT Voyager Fund                     457,343     34.117626      15,603,440
Putnam VT Voyager Fund                      28,686     13.849855         397,296
Putnam VT Capital Opportunities Fund        80,876     16.311191       1,319,183
Putnam VT Equity Income Fund                81,357     16.442989       1,337,753
Growth and Income                           19,485     15.515559         302,317
Van Kampen LIT Comstock                    479,299     11.765234       5,639,069

#  Rounded unit values

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                      [This page intentionally left blank]

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                 ALLIANCEBERNSTEIN VP      ALLIANCEBERNSTEIN      ALLIANCEBERNSTEIN VPS
                                     INTERNATIONAL           SMALL/MID-CAP            INTERNATIONAL
                                    VALUE PORTFOLIO         VALUE PORTFOLIO         GROWTH PORTFOLIO
                                      SUB-ACCOUNT             SUB-ACCOUNT            SUB-ACCOUNT (A)
---------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                $23,078                 $22,015                   $4,738
                                      -----------             -----------              -----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                   (17,944)                165,924                   (4,084)
 Net realized gain on
  distributions                            86,500                 205,902                  168,674
 Net unrealized appreciation
  (depreciation) of
  investments
  during the year                        (198,091)               (159,516)                (147,608)
                                      -----------             -----------              -----------
  Net gain (loss) on
   investments                           (129,535)                212,310                   16,982
                                      -----------             -----------              -----------
  Net increase (decrease) in
   net assets resulting from
   operations                           $(106,457)               $234,325                  $21,720
                                      ===========             ===========              ===========

(a)  From inception, May 1, 2007 to December 31, 2007.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                      AIM V.I.                                      AIM V.I.             AIM V.I.
                                      CAPITAL                AIM V.I.             MID CAP CORE           SMALL CAP
                                 APPRECIATION FUND       CORE EQUITY FUND         EQUITY FUND           EQUITY FUND
                                    SUB-ACCOUNT             SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                 $ --                 $2,318                 $8,387                 $188
                                     ----------              ---------             ----------            ---------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                     759                    585                  6,560                 (396)
 Net realized gain on
  distributions                              --                     --                 54,706               12,592
 Net unrealized appreciation
  (depreciation) of
  investments
  during the year                       271,791                 12,818                253,974               (4,266)
                                     ----------              ---------             ----------            ---------
  Net gain (loss) on
   investments                          272,550                 13,403                315,240                7,930
                                     ----------              ---------             ----------            ---------
  Net increase (decrease) in
   net assets resulting from
   operations                          $272,550                $15,721               $323,627               $8,118
                                     ==========              =========             ==========            =========

                                     AIM V.I.                                      AMERICAN FUNDS
                                      CAPITAL              AMERICAN FUNDS         BLUE CHIP INCOME
                                 DEVELOPMENT FUND      ASSET ALLOCATION FUND       AND GROWTH FUND
                                    SUB-ACCOUNT             SUB-ACCOUNT              SUB-ACCOUNT
-----------------------------  ----------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                 $ --                 $649,819                $362,880
                                    -----------             ------------             -----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                   3,804                    3,397                     204
 Net realized gain on
  distributions                         157,205                  910,731                 431,797
 Net unrealized appreciation
  (depreciation) of
  investments
  during the year                      (242,964)                 (17,902)               (570,151)
                                    -----------             ------------             -----------
  Net gain (loss) on
   investments                          (81,955)                 896,226                (138,150)
                                    -----------             ------------             -----------
  Net increase (decrease) in
   net assets resulting from
   operations                          $(81,955)              $1,546,045                $224,730
                                    ===========             ============             ===========

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                    AMERICAN FUNDS          AMERICAN FUNDS          AMERICAN FUNDS
                                      BOND FUND           GLOBAL GROWTH FUND         GROWTH FUND
                                     SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                             $1,164,930                $595,440                $608,235
                                     ------------            ------------            ------------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                    15,662                    (975)                 (3,663)
 Net realized gain on
  distributions                                --                 870,864               5,039,188
 Net unrealized appreciation
  (depreciation) of
  investments during
  the year                               (718,541)              1,461,573               2,713,415
                                     ------------            ------------            ------------
  Net gain (loss) on
   investments                           (702,879)              2,331,462               7,748,940
                                     ------------            ------------            ------------
  Net increase (decrease) in
   net assets resulting from
   operations                            $462,051              $2,926,902              $8,357,175
                                     ============            ============            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                                          AMERICAN FUNDS
                                 AMERICAN FUNDS           AMERICAN FUNDS          AMERICAN FUNDS           GLOBAL SMALL
                               GROWTH-INCOME FUND       INTERNATIONAL FUND        NEW WORLD FUND       CAPITALIZATION FUND
                                  SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                          $1,127,135                 $532,504                $370,717                $512,249
                                  ------------             ------------            ------------            ------------
NET REALIZED AND
 UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
 Net realized gain (loss)
  on security transactions              16,098                   51,464                 (21,840)                (15,870)
 Net realized gain on
  distributions                      2,305,029                1,594,341                 689,838               1,320,393
 Net unrealized
  appreciation
  (depreciation) of
  investments during
  the year                            (215,322)               3,914,011               2,029,551               1,351,532
                                  ------------             ------------            ------------            ------------
  Net gain (loss) on
   investments                       2,105,805                5,559,816               2,697,549               2,656,055
                                  ------------             ------------            ------------            ------------
  Net increase (decrease)
   in net assets resulting
   from operations                  $3,232,940               $6,092,320              $3,068,266              $3,168,304
                                  ============             ============            ============            ============

                                FIDELITY VIP           FIDELITY VIP        FIDELITY VIP
                               ASSET MANAGER           EQUITY-INCOME        CONTRAFUND
                                 PORTFOLIO               PORTFOLIO           PORTFOLIO
                                SUB-ACCOUNT             SUB-ACCOUNT         SUB-ACCOUNT
--------------------------  -----------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                         $144,507                 $423,447             $61,674
                                 ----------            -------------       -------------
NET REALIZED AND
 UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
 Net realized gain (loss)
  on security transactions          (22,484)                 116,373               5,499
 Net realized gain on
  distributions                      73,804                1,873,919           2,101,330
 Net unrealized
  appreciation
  (depreciation) of
  investments during
  the year                          140,070               (1,981,066)         (1,308,217)
                                 ----------            -------------       -------------
  Net gain (loss) on
   investments                      191,390                    9,226             798,612
                                 ----------            -------------       -------------
  Net increase (decrease)
   in net assets resulting
   from operations                 $335,897                 $432,673            $860,286
                                 ==========            =============       =============

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                                                    FRANKLIN
                                     FIDELITY VIP           FIDELITY VIP             INCOME
                                  OVERSEAS PORTFOLIO     MID CAP PORTFOLIO      SECURITIES FUND
                                     SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                               $37,434                $18,704              $148,580
                                      ----------             ----------            ----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                   33,943                 (5,944)                  122
 Net realized gain on
  distributions                           78,154                235,806                27,555
 Net unrealized appreciation
  (depreciation) of
  investments during the
  year                                    31,203                158,138               (98,194)
                                      ----------             ----------            ----------
  Net gain (loss) on
   investments                           143,300                388,000               (70,517)
                                      ----------             ----------            ----------
  Net increase (decrease) in
   net assets resulting from
   operations                           $180,734               $406,704               $78,063
                                      ==========             ==========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                    FRANKLIN
                                  SMALL-MID CAP           FRANKLIN              FRANKLIN
                                     GROWTH            SMALL CAP VALUE      STRATEGIC INCOME        MUTUAL SHARES
                                 SECURITIES FUND       SECURITIES FUND       SECURITIES FUND       SECURITIES FUND
                                   SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                               $ --                $50,443              $5,223                $153,581
                                    ---------            -----------             -------             -----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                 3,849                (41,082)               (726)                  9,914
 Net realized gain on
  distributions                         7,106                518,697                 287                 376,016
 Net unrealized appreciation
  (depreciation) of
  investments during the
  year                                    913               (719,441)                105                (310,908)
                                    ---------            -----------             -------             -----------
  Net gain (loss) on
   investments                         11,868               (241,826)               (334)                 75,022
                                    ---------            -----------             -------             -----------
  Net increase (decrease) in
   net assets resulting from
   operations                         $11,868              $(191,383)             $4,889                $228,603
                                    =========            ===========             =======             ===========


                                     TEMPLETON              TEMPLETON
                                 DEVELOPING MARKETS          GROWTH           MUTUAL DISCOVERY
                                  SECURITIES FUND        SECURITIES FUND      SECURITIES FUND
                                  SUB-ACCOUNT (B)          SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------  -----------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                $361                $14,694               $42,250
                                      --------              ---------            ----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                  7,505                    843                (7,355)
 Net realized gain on
  distributions                          1,084                 46,883                34,756
 Net unrealized appreciation
  (depreciation) of
  investments during the
  year                                  (6,005)               (52,917)              159,708
                                      --------              ---------            ----------
  Net gain (loss) on
   investments                           2,584                 (5,191)              187,109
                                      --------              ---------            ----------
  Net increase (decrease) in
   net assets resulting from
   operations                           $2,945                 $9,503              $229,359
                                      ========              =========            ==========

(b) Sub-Account option not funded at December 31, 2007.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                      TEMPLETON          HARTFORD                 HARTFORD
                                    GLOBAL INCOME        ADVISERS            TOTAL RETURN BOND
                                   SECURITIES FUND       HLS FUND                 HLS FUND
                                   SUB-ACCOUNT (A)      SUB-ACCOUNT             SUB-ACCOUNT
-------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                 $713           $1,101,042              $2,441,237
                                      ---------        -------------            ------------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                      30               60,304                  51,459
 Net realized gain on
  distributions                              --            5,283,951                      --
 Net unrealized appreciation
  (depreciation) of
  investments during the year            11,787           (3,296,904)               (342,485)
                                      ---------        -------------            ------------
  Net gain (loss) on
   investments                           11,817            2,047,351                (291,026)
                                      ---------        -------------            ------------
  Net increase (decrease) in
   net assets resulting from
   operations                           $12,530           $3,148,393              $2,150,211
                                      =========        =============            ============

(a)  From inception, May 1, 2007 to December 31, 2007.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                   HARTFORD                  HARTFORD                HARTFORD              HARTFORD
                             CAPITAL APPRECIATION       DIVIDEND AND GROWTH       GLOBAL ADVISERS       GLOBAL GROWTH
                                   HLS FUND                  HLS FUND                HLS FUND              HLS FUND
                                  SUB-ACCOUNT               SUB-ACCOUNT             SUB-ACCOUNT        SUB-ACCOUNT (C)
-------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                            $136,212                  $919,125                $3,422                  $288
                                 -------------             -------------             ---------            ----------
NET REALIZED AND
 UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
 Net realized gain (loss)
  on security transactions             253,816                     8,753                 1,679                 7,590
 Net realized gain on
  distributions                     18,955,582                 4,249,146                29,949                59,763
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                              (1,695,185)               (1,049,875)               26,045                52,014
                                 -------------             -------------             ---------            ----------
  Net gain (loss) on
   investments                      17,514,213                 3,208,024                57,673               119,367
                                 -------------             -------------             ---------            ----------
  Net increase (decrease)
   in net assets resulting
   from operations                 $17,650,425                $4,127,149               $61,095              $119,655
                                 =============             =============             =========            ==========

                                  HARTFORD               HARTFORD                HARTFORD
                              GLOBAL TECHNOLOGY     DISCIPLINED EQUITY     GROWTH OPPORTUNITIES
                                  HLS FUND               HLS FUND                HLS FUND
                                 SUB-ACCOUNT           SUB-ACCOUNT             SUB-ACCOUNT
--------------------------  ---------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                             $ --                $89,367                   $9,978
                                  ---------             ----------             ------------
NET REALIZED AND
 UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
 Net realized gain (loss)
  on security transactions           14,788                179,934                   71,804
 Net realized gain on
  distributions                          --                 29,689                1,195,863
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                                 (330)               402,314                  381,362
                                  ---------             ----------             ------------
  Net gain (loss) on
   investments                       14,458                611,937                1,649,029
                                  ---------             ----------             ------------
  Net increase (decrease)
   in net assets resulting
   from operations                  $14,458               $701,304               $1,659,007
                                  =========             ==========             ============

(c)  Formerly Hartford Global Leaders HLS Fund. Change effective July 27, 2007.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                          HARTFORD                HARTFORD
                                  HARTFORD              INTERNATIONAL          INTERNATIONAL
                                    INDEX               SMALL COMPANY          OPPORTUNITIES
                                  HLS FUND                HLS FUND                HLS FUND
                                 SUB-ACCOUNT             SUB-ACCOUNT            SUB-ACCOUNT
-------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                           $981,266               $104,887                $244,196
                                -------------            -----------            ------------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions               103,303                (10,888)                241,154
 Net realized gain on
  distributions                     3,282,370                958,893               4,275,040
 Net unrealized appreciation
  (depreciation) of
  investments during the year      (1,372,700)              (571,478)                552,079
                                -------------            -----------            ------------
  Net gain (loss) on
   investments                      2,012,973                376,527               5,068,273
                                -------------            -----------            ------------
  Net increase (decrease) in
   net assets resulting from
   operations                      $2,994,239               $481,414              $5,312,469
                                =============            ===========            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                    HARTFORD             HARTFORD            HARTFORD              HARTFORD
                                     MIDCAP            MIDCAP VALUE        MONEY MARKET      MORTGAGE SECURITIES
                                    HLS FUND             HLS FUND            HLS FUND              HLS FUND
                                   SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                            $225,201             $44,218           $2,392,427            $356,167
                                   -----------          ----------          -----------           ---------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                419,935             (56,654)                  --               3,750
 Net realized gain on
  distributions                      7,075,040           1,308,567                   --                  --
 Net unrealized appreciation
  (depreciation) of
  investments during the year         (842,867)         (1,145,945)                  --            (141,961)
                                   -----------          ----------          -----------           ---------
  Net gain (loss) on
   investments                       6,652,108             105,968                   --            (138,211)
                                   -----------          ----------          -----------           ---------
  Net increase (decrease) in
   net assets resulting from
   operations                       $6,877,309            $150,186           $2,392,427            $217,956
                                   ===========          ==========          ===========           =========

                                    HARTFORD         HARTFORD             HARTFORD
                                  SMALL COMPANY        STOCK         VALUE OPPORTUNITIES
                                    HLS FUND         HLS FUND             HLS FUND
                                   SUB-ACCOUNT      SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------  ---------------------------------------------------------
INVESTMENT INCOME:
 Dividends                             $51,529         $609,969              $96,705
                                   -----------      -----------          -----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                 82,744           72,624             (122,673)
 Net realized gain on
  distributions                      3,261,243        8,422,122            1,103,456
 Net unrealized appreciation
  (depreciation) of
  investments during the year         (429,187)      (5,703,540)          (1,637,500)
                                   -----------      -----------          -----------
  Net gain (loss) on
   investments                       2,914,800        2,791,206             (656,717)
                                   -----------      -----------          -----------
  Net increase (decrease) in
   net assets resulting from
   operations                       $2,966,329       $3,401,175            $(560,012)
                                   ===========      ===========          ===========

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                    LORD ABBETT           LORD ABBETT              MFS
                                  AMERICA'S VALUE      GROWTH AND INCOME        INVESTORS
                                     PORTFOLIO             PORTFOLIO          TRUST SERIES
                                    SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
---------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                             $39,882               $17,200                $322
                                     ---------             ---------             -------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                     12                   863                  57
 Net realized gain on
  distributions                         42,079                94,851                 326
 Net unrealized appreciation
  (depreciation) of
  investments during the year          (66,269)              (78,628)              2,777
                                     ---------             ---------             -------
  Net gain (loss) on
   investments                         (24,178)               17,086               3,160
                                     ---------             ---------             -------
  Net increase (decrease) in
   net assets resulting from
   operations                          $15,704               $34,286              $3,482
                                     =========             =========             =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                       MFS                  MFS
                                  NEW DISCOVERY         TOTAL RETURN           CORE PLUS            EMERGING
                                     SERIES                SERIES            FIXED INCOME         MARKETS DEBT
                                   SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT        SUB-ACCOUNT (B)
------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                               $ --              $259,850               $7,852              $1,278
                                    ---------            ----------            ---------             -------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                (3,263)                3,188                   13                (954)
 Net realized gain on
  distributions                        44,829               248,447                   --                 546
 Net unrealized appreciation
  (depreciation) of
  investments during the year         (30,233)              (96,388)               3,950                (213)
                                    ---------            ----------            ---------             -------
  Net gain (loss) on
   investments                         11,333               155,247                3,963                (621)
                                    ---------            ----------            ---------             -------
  Net increase (decrease) in
   net assets resulting from
   operations                         $11,333              $415,097              $11,815                $657
                                    =========            ==========            =========             =======


                                   EMERGING
                                MARKETS EQUITY        HIGH YIELD        U.S. MID CAP VALUE
                                  SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT
-----------------------------  --------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                              $43              $2,209                  $1,762
                                    -------            --------             -----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                  31              (1,495)                  4,070
 Net realized gain on
  distributions                       1,107                  --                  28,446
 Net unrealized appreciation
  (depreciation) of
  investments during the year         2,147                (124)               (126,292)
                                    -------            --------             -----------
  Net gain (loss) on
   investments                        3,285              (1,619)                (93,776)
                                    -------            --------             -----------
  Net increase (decrease) in
   net assets resulting from
   operations                        $3,328                $590                $(92,014)
                                    =======            ========             ===========

(b) Sub-Account option not funded at December 31, 2007.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------


                                   FOCUS GROWTH
                                     PORTFOLIO         BALANCED GROWTH       FLEXIBLE INCOME
                                    SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
----------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                $ --                $220                $1,117
                                     ---------              ------               -------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                    215                  --                     3
 Net realized gain on
  distributions                             --                 724                    --
 Net unrealized appreciation
  (depreciation) of
  investments during the year           10,455                (653)                 (454)
                                     ---------              ------               -------
  Net gain (loss) on
   investments                          10,670                  71                  (451)
                                     ---------              ------               -------
  Net increase (decrease) in
   net assets resulting from
   operations                          $10,670                $291                  $666
                                     =========              ======               =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                    OPPENHEIMER
                                                                                      CAPITAL
                                 DIVIDEND                      EQUALLY-WEIGHTED     APPRECIATION
                                  GROWTH       MONEY MARKET        S&P 500            FUND/VA
                                SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT        SUB-ACCOUNT
---------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                          $222           $8,676              $302                $237
                                   -----          -------          --------          ----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                5               --                22               2,800
 Net realized gain on
  distributions                       --               --             2,211                  --
 Net unrealized appreciation
  (depreciation) of
  investments during the year        655               --            (2,430)            328,342
                                   -----          -------          --------          ----------
  Net gain (loss) on
   investments                       660               --              (197)            331,142
                                   -----          -------          --------          ----------
  Net increase (decrease) in
   net assets resulting from
   operations                       $882           $8,676              $105            $331,379
                                   =====          =======          ========          ==========


                                     OPPENHEIMER                                     PUTNAM VT
                                       GLOBAL                 OPPENHEIMER           DIVERSIFIED
                                 SECURITIES FUND/VA       MAIN STREET FUND/VA       INCOME FUND
                                     SUB-ACCOUNT              SUB-ACCOUNT           SUB-ACCOUNT
-----------------------------  --------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                              $12,783                    $928                $132,175
                                      ---------                 -------              ----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                  (6,762)                    227                   8,071
 Net realized gain on
  distributions                          53,458                      --                      --
 Net unrealized appreciation
  (depreciation) of
  investments during the year             2,136                   2,145                 (31,759)
                                      ---------                 -------              ----------
  Net gain (loss) on
   investments                           48,832                   2,372                 (23,688)
                                      ---------                 -------              ----------
  Net increase (decrease) in
   net assets resulting from
   operations                           $61,615                  $3,300                $108,487
                                      =========                 =======              ==========

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                     PUTNAM VT                                 PUTNAM VT
                                   GLOBAL ASSET            PUTNAM VT          GROWTH AND
                                  ALLOCATION FUND      GLOBAL EQUITY FUND     INCOME FUND
                                    SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT
-----------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                              $6,219               $150,999             $348,242
                                     ---------             ----------        -------------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                 (1,494)                29,018               22,049
 Net realized gain on
  distributions                             --                     --            3,336,322
 Net unrealized appreciation
  (depreciation) of
  investments during the year           22,775                414,058           (4,812,656)
                                     ---------             ----------        -------------
  Net gain (loss) on
   investments                          21,281                443,076           (1,454,285)
                                     ---------             ----------        -------------
  Net increase (decrease) in
   net assets resulting from
   operations                          $27,500               $594,075          $(1,106,043)
                                     =========             ==========        =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                    PUTNAM VT                                                           PUTNAM VT
                                     HEALTH               PUTNAM VT             PUTNAM VT         INTERNATIONAL GROWTH
                                  SCIENCES FUND        HIGH YIELD FUND         INCOME FUND           AND INCOME FUND
                                   SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT             SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                            $11,832               $904,790              $399,649                 $80,302
                                    ---------            -----------            ----------             -----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                17,532                 30,452                12,742                  62,901
 Net realized gain on
  distributions                            --                     --                    --                 740,632
 Net unrealized appreciation
  (depreciation) of
  investments during the year         (28,797)              (561,056)                1,871                (587,202)
                                    ---------            -----------            ----------             -----------
  Net gain (loss) on
   investments                        (11,265)              (530,604)               14,613                 216,331
                                    ---------            -----------            ----------             -----------
  Net increase (decrease) in
   net assets resulting from
   operations                            $567               $374,186              $414,262                $296,633
                                    =========            ===========            ==========             ===========

                                 PUTNAM VT                 PUTNAM VT
                               INTERNATIONAL             INTERNATIONAL              PUTNAM VT
                                EQUITY FUND          NEW OPPORTUNITIES FUND      INVESTORS FUND
                                SUB-ACCOUNT               SUB-ACCOUNT              SUB-ACCOUNT
-----------------------------  -------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                          $639,557                   $8,630                  $5,826
                               -------------               ----------               ---------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions              247,165                  (16,871)                 (9,085)
 Net realized gain on
  distributions                    2,590,591                       --                      --
 Net unrealized appreciation
  (depreciation) of
  investments during the year     (1,699,862)                 109,134                 (39,053)
                               -------------               ----------               ---------
  Net gain (loss) on
   investments                     1,137,894                   92,263                 (48,138)
                               -------------               ----------               ---------
  Net increase (decrease) in
   net assets resulting from
   operations                     $1,777,451                 $100,893                $(42,312)
                               =============               ==========               =========

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                    PUTNAM VT
                                      MONEY                PUTNAM VT                 PUTNAM VT
                                   MARKET FUND       NEW OPPORTUNITIES FUND       NEW VALUE FUND
                                   SUB-ACCOUNT            SUB-ACCOUNT               SUB-ACCOUNT
----------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                            $7,699                  $14,387                   $37,955
                                     -------               ----------               -----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                   --                  122,339                    73,874
 Net realized gain on
  distributions                           --                       --                   264,007
 Net unrealized appreciation
  (depreciation) of
  investments during the year             --                  406,924                  (453,067)
                                     -------               ----------               -----------
  Net gain (loss) on
   investments                            --                  529,263                  (115,186)
                                     -------               ----------               -----------
  Net increase (decrease) in
   net assets resulting from
   operations                         $7,699                 $543,650                  $(77,231)
                                     =======               ==========               ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                  PUTNAM VT              PUTNAM VT               PUTNAM VT              PUTNAM VT
                               OTC & EMERGING            SMALL CAP           THE GEORGE PUTNAM       UTILITIES GROWTH
                                 GROWTH FUND            VALUE FUND            FUND OF BOSTON         AND INCOME FUND
                                 SUB-ACCOUNT            SUB-ACCOUNT             SUB-ACCOUNT            SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                              $ --                 $4,505                $20,121                 $20,664
                                 -----------            -----------              ---------              ----------
NET REALIZED AND
 UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
 Net realized gain (loss)
  on security transactions          (211,871)                 1,213                  7,439                  31,984
 Net realized gain on
  distributions                           --                 90,109                 63,726                      --
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                               306,128               (235,116)               (79,882)                144,986
                                 -----------            -----------              ---------              ----------
  Net gain (loss) on
   investments                        94,257               (143,794)                (8,717)                176,970
                                 -----------            -----------              ---------              ----------
  Net increase (decrease)
   in net assets resulting
   from operations                   $94,257              $(139,289)               $11,404                $197,634
                                 ===========            ===========              =========              ==========

                                                                                 PUTNAM VT
                                 PUTNAM VT              PUTNAM VT                 CAPITAL
                                 VISTA FUND            VOYAGER FUND         OPPORTUNITIES FUND
                                SUB-ACCOUNT            SUB-ACCOUNT              SUB-ACCOUNT
--------------------------  ---------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                             $ --                  $5,471                    $ --
                                 ----------            ------------             -----------
NET REALIZED AND
 UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
 Net realized gain (loss)
  on security transactions          (62,055)                (40,353)                    565
 Net realized gain on
  distributions                          --                      --                  89,568
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                              104,815               1,011,370                (233,241)
                                 ----------            ------------             -----------
  Net gain (loss) on
   investments                       42,760                 971,017                (143,108)
                                 ----------            ------------             -----------
  Net increase (decrease)
   in net assets resulting
   from operations                  $42,760                $976,488               $(143,108)
                                 ==========            ============             ===========

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                     PUTNAM VT
                                      EQUITY                                    VAN KAMPEN LIT
                                    INCOME FUND        GROWTH AND INCOME           COMSTOCK
                                    SUB-ACCOUNT           SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                             $17,957                $3,667                  $68,299
                                     ---------              --------              -----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                 11,313                    16                    1,465
 Net realized gain on
  distributions                         89,290                 9,875                   94,913
 Net unrealized appreciation
  (depreciation) of
  investments during the
  year                                 (72,954)               (7,851)                (341,923)
                                     ---------              --------              -----------
  Net gain (loss) on
   investments                          27,649                 2,040                 (245,545)
                                     ---------              --------              -----------
  Net increase (decrease) in
   net assets resulting from
   operations                          $45,606                $5,707                $(177,246)
                                     =========              ========              ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                      [This page intentionally left blank]

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                  ALLIANCEBERNSTEIN VP       ALLIANCEBERNSTEIN       ALLIANCEBERNSTEIN VPS
                                     INTERNATIONAL             SMALL/MID-CAP             INTERNATIONAL
                                    VALUE PORTFOLIO           VALUE PORTFOLIO          GROWTH PORTFOLIO
                                      SUB-ACCOUNT               SUB-ACCOUNT             SUB-ACCOUNT (A)
------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                     $23,078                   $22,015                   $4,738
 Net realized gain (loss) on
  security transactions                    (17,944)                  165,924                   (4,084)
 Net realized gain on
  distributions                             86,500                   205,902                  168,674
 Net unrealized appreciation
  (depreciation) of
  investments during the year             (198,091)                 (159,516)                (147,608)
                                      ------------             -------------              -----------
 Net increase (decrease) in
  net assets resulting from
  operations                              (106,457)                  234,325                   21,720
                                      ------------             -------------              -----------
UNIT TRANSACTIONS:
 Purchases                                 429,625                   336,324                   91,720
 Net transfers                           3,780,683                (1,174,001)                 860,744
 Surrenders for benefit
  payments and fees                        (18,264)                  (60,486)                     113
 Net loan activity                            (214)                       --                     (761)
 Cost of insurance                        (234,124)                 (172,994)                 (16,906)
                                      ------------             -------------              -----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                      3,957,706                (1,071,157)                 934,910
                                      ------------             -------------              -----------
 Net increase (decrease) in
  net assets                             3,851,249                  (836,832)                 956,630
NET ASSETS:
 Beginning of year                       1,319,992                 2,486,688                       --
                                      ------------             -------------              -----------
 End of year                            $5,171,241                $1,649,856                 $956,630
                                      ============             =============              ===========

(a)  From inception, May 1, 2007 to December 31, 2007.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                   AIM V.I.                                      AIM V.I.               AIM V.I.
                                   CAPITAL                AIM V.I.             MID CAP CORE            SMALL CAP
                              APPRECIATION FUND       CORE EQUITY FUND         EQUITY FUND            EQUITY FUND
                                 SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                   $ --                $2,318                  $8,387                  $188
 Net realized gain (loss)
  on security transactions                759                   585                   6,560                  (396)
 Net realized gain on
  distributions                            --                    --                  54,706                12,592
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                                271,791                12,818                 253,974                (4,266)
                                 ------------            ----------            ------------            ----------
 Net increase (decrease)
  in net assets resulting
  from operations                     272,550                15,721                 323,627                 8,118
                                 ------------            ----------            ------------            ----------
UNIT TRANSACTIONS:
 Purchases                            266,495                34,052                 478,107                85,269
 Net transfers                        110,176                (2,676)                 (3,093)              205,487
 Surrenders for benefit
  payments and fees                   (80,284)                 (998)               (173,073)                   20
 Net loan activity                         --                (8,304)                     --                (2,221)
 Cost of insurance                   (143,416)              (18,271)               (249,143)              (35,228)
                                 ------------            ----------            ------------            ----------
 Net increase (decrease)
  in net assets resulting
  from unit transactions              152,971                 3,803                  52,798               253,327
                                 ------------            ----------            ------------            ----------
 Net increase (decrease)
  in net assets                       425,521                19,524                 376,425               261,445
NET ASSETS:
 Beginning of year                  2,261,344               187,285               3,341,054               186,032
                                 ------------            ----------            ------------            ----------
 End of year                       $2,686,865              $206,809              $3,717,479              $447,477
                                 ============            ==========            ============            ==========

                                   AIM V.I.                                        AMERICAN FUNDS
                                   CAPITAL               AMERICAN FUNDS           BLUE CHIP INCOME
                               DEVELOPMENT FUND       ASSET ALLOCATION FUND        AND GROWTH FUND
                                 SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
--------------------------  --------------------------------------------------------------------------
OPERATIONS:
 Net investment income                   $ --                  $649,819                  $362,880
 Net realized gain (loss)
  on security transactions              3,804                     3,397                       204
 Net realized gain on
  distributions                       157,205                   910,731                   431,797
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                               (242,964)                  (17,902)                 (570,151)
                                 ------------             -------------             -------------
 Net increase (decrease)
  in net assets resulting
  from operations                     (81,955)                1,546,045                   224,730
                                 ------------             -------------             -------------
UNIT TRANSACTIONS:
 Purchases                             90,866                 3,804,665                 1,611,187
 Net transfers                      1,814,737                 4,253,491                 1,467,862
 Surrenders for benefit
  payments and fees                   (15,366)                 (289,645)                 (278,583)
 Net loan activity                         --                   (18,246)                   (6,223)
 Cost of insurance                    (62,449)               (1,978,747)                 (932,460)
                                 ------------             -------------             -------------
 Net increase (decrease)
  in net assets resulting
  from unit transactions            1,827,788                 5,771,518                 1,861,783
                                 ------------             -------------             -------------
 Net increase (decrease)
  in net assets                     1,745,833                 7,317,563                 2,086,513
NET ASSETS:
 Beginning of year                    232,913                23,258,760                12,304,164
                                 ------------             -------------             -------------
 End of year                       $1,978,746               $30,576,323               $14,390,677
                                 ============             =============             =============

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                    AMERICAN FUNDS           AMERICAN FUNDS           AMERICAN FUNDS
                                       BOND FUND           GLOBAL GROWTH FUND           GROWTH FUND
                                      SUB-ACCOUNT              SUB-ACCOUNT              SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                  $1,164,930                 $595,440                 $608,235
 Net realized gain (loss) on
  security transactions                     15,662                     (975)                  (3,663)
 Net realized gain on
  distributions                                 --                  870,864                5,039,188
 Net unrealized appreciation
  (depreciation) of
  investments during the
  year                                    (718,541)               1,461,573                2,713,415
                                     -------------            -------------            -------------
 Net increase (decrease) in
  net assets resulting from
  operations                               462,051                2,926,902                8,357,175
                                     -------------            -------------            -------------
UNIT TRANSACTIONS:
 Purchases                               2,063,509                2,279,602                8,077,428
 Net transfers                           5,907,470                1,299,390                3,864,799
 Surrenders for benefit
  payments and fees                       (236,716)                (354,414)              (1,239,073)
 Net loan activity                         (18,728)                  (3,320)                 (77,886)
 Cost of insurance                      (1,012,845)              (1,267,635)              (4,253,654)
                                     -------------            -------------            -------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                      6,702,690                1,953,623                6,371,614
                                     -------------            -------------            -------------
 Net increase (decrease) in
  net assets                             7,164,741                4,880,525               14,728,789
NET ASSETS:
 Beginning of year                      11,526,309               18,792,692               66,377,971
                                     -------------            -------------            -------------
 End of year                           $18,691,050              $23,673,217              $81,106,760
                                     =============            =============            =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                                              AMERICAN FUNDS
                                   AMERICAN FUNDS           AMERICAN FUNDS           AMERICAN FUNDS            GLOBAL SMALL
                                 GROWTH-INCOME FUND       INTERNATIONAL FUND         NEW WORLD FUND         CAPITALIZATION FUND
                                     SUB-ACCOUNT              SUB-ACCOUNT              SUB-ACCOUNT              SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                 $1,127,135                 $532,504                 $370,717                 $512,249
 Net realized gain (loss) on
  security transactions                    16,098                   51,464                  (21,840)                 (15,870)
 Net realized gain on
  distributions                         2,305,029                1,594,341                  689,838                1,320,393
 Net unrealized appreciation
  (depreciation) of
  investments during the
  year                                   (215,322)               3,914,011                2,029,551                1,351,532
                                    -------------            -------------            -------------            -------------
 Net increase (decrease) in
  net assets resulting from
  operations                            3,232,940                6,092,320                3,068,266                3,168,304
                                    -------------            -------------            -------------            -------------
UNIT TRANSACTIONS:
 Purchases                              7,842,861                3,717,269                1,008,206                1,293,419
 Net transfers                          3,610,292                4,281,597                1,628,808                  394,356
 Surrenders for benefit
  payments and fees                    (1,288,036)                (700,152)                (185,535)                (209,737)
 Net loan activity                       (188,712)                 (35,139)                 (12,348)                 (39,906)
 Cost of insurance                     (4,293,135)              (1,873,582)                (619,520)                (863,638)
                                    -------------            -------------            -------------            -------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                     5,683,270                5,389,993                1,819,611                  574,494
                                    -------------            -------------            -------------            -------------
 Net increase (decrease) in
  net assets                            8,916,210               11,482,313                4,887,877                3,742,798
NET ASSETS:
 Beginning of year                     64,997,348               28,145,954                9,186,092               14,777,056
                                    -------------            -------------            -------------            -------------
 End of year                          $73,913,558              $39,628,267              $14,073,969              $18,519,854
                                    =============            =============            =============            =============

                                    FIDELITY VIP            FIDELITY VIP        FIDELITY VIP
                                   ASSET MANAGER            EQUITY-INCOME        CONTRAFUND
                                     PORTFOLIO                PORTFOLIO           PORTFOLIO
                                    SUB-ACCOUNT              SUB-ACCOUNT         SUB-ACCOUNT
-----------------------------  -------------------------------------------------------------------
OPERATIONS:
 Net investment income                  $144,507                 $423,447             $61,674
 Net realized gain (loss) on
  security transactions                  (22,484)                 116,373               5,499
 Net realized gain on
  distributions                           73,804                1,873,919           2,101,330
 Net unrealized appreciation
  (depreciation) of
  investments during the
  year                                   140,070               (1,981,066)         (1,308,217)
                                    ------------            -------------       -------------
 Net increase (decrease) in
  net assets resulting from
  operations                             335,897                  432,673             860,286
                                    ------------            -------------       -------------
UNIT TRANSACTIONS:
 Purchases                                    --                1,832,983             859,385
 Net transfers                          (103,354)                (463,235)          3,617,902
 Surrenders for benefit
  payments and fees                     (568,207)              (1,487,072)                804
 Net loan activity                          (825)                (100,588)                 --
 Cost of insurance                      (126,190)              (1,382,111)           (458,041)
                                    ------------            -------------       -------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                     (798,576)              (1,600,023)          4,020,050
                                    ------------            -------------       -------------
 Net increase (decrease) in
  net assets                            (462,679)              (1,167,350)          4,880,336
NET ASSETS:
 Beginning of year                     2,606,876               23,552,441           3,769,185
                                    ------------            -------------       -------------
 End of year                          $2,144,197              $22,385,091          $8,649,521
                                    ============            =============       =============

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                                                       FRANKLIN
                                     FIDELITY VIP            FIDELITY VIP               INCOME
                                  OVERSEAS PORTFOLIO      MID CAP PORTFOLIO        SECURITIES FUND
                                     SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                    $37,434                 $18,704                $148,580
 Net realized gain (loss) on
  security transactions                    33,943                  (5,944)                    122
 Net realized gain on
  distributions                            78,154                 235,806                  27,555
 Net unrealized appreciation
  (depreciation) of
  investments during
  the year                                 31,203                 158,138                 (98,194)
                                     ------------            ------------            ------------
 Net increase (decrease) in
  net assets resulting from
  operations                              180,734                 406,704                  78,063
                                     ------------            ------------            ------------
UNIT TRANSACTIONS:
 Purchases                                     --                 798,434                 783,906
 Net transfers                           (162,867)              2,135,383               4,005,748
 Surrenders for benefit
  payments and fees                       (42,397)                    391                    (247)
 Net loan activity                             --                  (5,390)                   (788)
 Cost of insurance                        (51,536)               (282,299)               (321,888)
                                     ------------            ------------            ------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                      (256,800)              2,646,519               4,466,731
                                     ------------            ------------            ------------
 Net increase (decrease) in
  net assets                              (76,066)              3,053,223               4,544,794
NET ASSETS:
 Beginning of year                      1,177,413               2,196,507               2,259,923
                                     ------------            ------------            ------------
 End of year                           $1,101,347              $5,249,730              $6,804,717
                                     ============            ============            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                   FRANKLIN
                                SMALL-MID CAP          FRANKLIN             FRANKLIN
                                    GROWTH         SMALL CAP VALUE      STRATEGIC INCOME      MUTUAL SHARES
                               SECURITIES FUND     SECURITIES FUND      SECURITIES FUND      SECURITIES FUND
                                 SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                 $ --               $50,443              $5,223              $153,581
 Net realized gain (loss) on
  security transactions               3,849               (41,082)               (726)                9,914
 Net realized gain on
  distributions                       7,106               518,697                 287               376,016
 Net unrealized appreciation
  (depreciation) of
  investments during
  the year                              913              (719,441)                105              (310,908)
                                   --------          ------------           ---------          ------------
 Net increase (decrease) in
  net assets resulting from
  operations                         11,868              (191,383)              4,889               228,603
                                   --------          ------------           ---------          ------------
UNIT TRANSACTIONS:
 Purchases                           11,929               967,039               4,015             1,627,447
 Net transfers                           --              (266,768)                 --             3,333,797
 Surrenders for benefit
  payments and fees                 (48,830)             (102,629)            (83,913)              (54,779)
 Net loan activity                       --                (3,480)                 --                (3,321)
 Cost of insurance                   (4,049)             (483,645)             (4,330)             (749,722)
                                   --------          ------------           ---------          ------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                 (40,950)              110,517             (84,228)            4,153,422
                                   --------          ------------           ---------          ------------
 Net increase (decrease) in
  net assets                        (29,082)              (80,866)            (79,339)            4,382,025
NET ASSETS:
 Beginning of year                   82,435             7,288,158              95,971             8,341,927
                                   --------          ------------           ---------          ------------
 End of year                        $53,353            $7,207,292             $16,632           $12,723,952
                                   ========          ============           =========          ============


                                    TEMPLETON            TEMPLETON
                               DEVELOPING MARKETS          GROWTH           MUTUAL DISCOVERY
                                 SECURITIES FUND      SECURITIES FUND       SECURITIES FUND
                                 SUB-ACCOUNT (B)        SUB-ACCOUNT           SUB-ACCOUNT
-----------------------------  ---------------------------------------------------------------
OPERATIONS:
 Net investment income                  $361                 $14,694               $42,250
 Net realized gain (loss) on
  security transactions                7,505                     843                (7,355)
 Net realized gain on
  distributions                        1,084                  46,883                34,756
 Net unrealized appreciation
  (depreciation) of
  investments during
  the year                            (6,005)                (52,917)              159,708
                                    --------            ------------          ------------
 Net increase (decrease) in
  net assets resulting from
  operations                           2,945                   9,503               229,359
                                    --------            ------------          ------------
UNIT TRANSACTIONS:
 Purchases                             2,021                 257,479               552,321
 Net transfers                            --                 992,748             2,214,709
 Surrenders for benefit
  payments and fees                  (15,453)                    517                 1,684
 Net loan activity                        --                      --                (4,397)
 Cost of insurance                      (450)                (96,620)             (189,434)
                                    --------            ------------          ------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                  (13,882)              1,154,124             2,574,883
                                    --------            ------------          ------------
 Net increase (decrease) in
  net assets                         (10,937)              1,163,627             2,804,242
NET ASSETS:
 Beginning of year                    10,937                 552,417             1,116,692
                                    --------            ------------          ------------
 End of year                            $ --              $1,716,044            $3,920,934
                                    ========            ============          ============

(b) Sub-Account option not funded at December 31, 2007.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                     TEMPLETON          HARTFORD                 HARTFORD
                                   GLOBAL INCOME        ADVISERS             TOTAL RETURN BOND
                                  SECURITIES FUND       HLS FUND                 HLS FUND
                                  SUB-ACCOUNT (A)      SUB-ACCOUNT              SUB-ACCOUNT
-------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                     $713          $1,101,042               $2,441,237
 Net realized gain (loss) on
  security transactions                      30              60,304                   51,459
 Net realized gain on
  distributions                              --           5,283,951                       --
 Net unrealized appreciation
  (depreciation) of
  investments during the year            11,787          (3,296,904)                (342,485)
                                     ----------       -------------            -------------
 Net increase (decrease) in
  net assets resulting from
  operations                             12,530           3,148,393                2,150,211
                                     ----------       -------------            -------------
UNIT TRANSACTIONS:
 Purchases                               19,753           4,475,806                4,485,330
 Net transfers                          690,833          (1,420,369)                (889,651)
 Surrenders for benefit
  payments and fees                          --            (990,724)              (1,835,602)
 Net loan activity                           --             (72,510)                 (68,988)
 Cost of insurance                      (14,231)         (3,428,217)              (3,032,121)
                                     ----------       -------------            -------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                     696,355          (1,436,014)              (1,341,032)
                                     ----------       -------------            -------------
 Net increase (decrease) in
  net assets                            708,885           1,712,379                  809,179
NET ASSETS:
 Beginning of year                           --          47,495,835               46,361,704
                                     ----------       -------------            -------------
 End of year                           $708,885         $49,208,214              $47,170,883
                                     ==========       =============            =============

(a)  From inception, May 1, 2007 to December 31, 2007.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                       HARTFORD                 HARTFORD                HARTFORD              HARTFORD
                                 CAPITAL APPRECIATION      DIVIDEND AND GROWTH      GLOBAL ADVISERS        GLOBAL GROWTH
                                       HLS FUND                 HLS FUND                HLS FUND              HLS FUND
                                     SUB-ACCOUNT               SUB-ACCOUNT            SUB-ACCOUNT         SUB-ACCOUNT (C)
----------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                    $136,212                 $919,125                $3,422                  $288
 Net realized gain (loss) on
  security transactions                    253,816                    8,753                 1,679                 7,590
 Net realized gain on
  distributions                         18,955,582                4,249,146                29,949                59,763
 Net unrealized appreciation
  (depreciation) of
  investments during the year           (1,695,185)              (1,049,875)               26,045                52,014
                                    --------------            -------------            ----------            ----------
 Net increase (decrease) in
  net assets resulting from
  operations                            17,650,425                4,127,149                61,095               119,655
                                    --------------            -------------            ----------            ----------
UNIT TRANSACTIONS:
 Purchases                               7,755,748                4,991,027                    --                    --
 Net transfers                          (2,337,461)               1,967,650               (11,310)              (27,500)
 Surrenders for benefit
  payments and fees                     (3,217,806)              (2,285,089)                   (1)               (5,897)
 Net loan activity                        (242,925)                  (7,653)                   --                (6,229)
 Cost of insurance                      (6,406,404)              (3,158,608)              (19,363)              (22,062)
                                    --------------            -------------            ----------            ----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                     (4,448,848)               1,507,327               (30,674)              (61,688)
                                    --------------            -------------            ----------            ----------
 Net increase (decrease) in
  net assets                            13,201,577                5,634,476                30,421                57,967
NET ASSETS:
 Beginning of year                     106,589,899               49,664,830               383,119               504,590
                                    --------------            -------------            ----------            ----------
 End of year                          $119,791,476              $55,299,306              $413,540              $562,557
                                    ==============            =============            ==========            ==========

                                      HARTFORD                HARTFORD                 HARTFORD
                                 GLOBAL TECHNOLOGY       DISCIPLINED EQUITY      GROWTH OPPORTUNITIES
                                      HLS FUND                HLS FUND                 HLS FUND
                                    SUB-ACCOUNT             SUB-ACCOUNT              SUB-ACCOUNT
-----------------------------  ------------------------------------------------------------------------
OPERATIONS:
 Net investment income                     $ --                  $89,367                   $9,978
 Net realized gain (loss) on
  security transactions                  14,788                  179,934                   71,804
 Net realized gain on
  distributions                              --                   29,689                1,195,863
 Net unrealized appreciation
  (depreciation) of
  investments during the year              (330)                 402,314                  381,362
                                     ----------             ------------             ------------
 Net increase (decrease) in
  net assets resulting from
  operations                             14,458                  701,304                1,659,007
                                     ----------             ------------             ------------
UNIT TRANSACTIONS:
 Purchases                                   --                  711,848                  540,022
 Net transfers                          (35,340)                (391,567)               1,118,147
 Surrenders for benefit
  payments and fees                      (4,802)                (170,752)                (160,110)
 Net loan activity                           --                  (31,255)                (255,646)
 Cost of insurance                       (9,171)                (549,163)                (376,685)
                                     ----------             ------------             ------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                     (49,313)                (430,889)                 865,728
                                     ----------             ------------             ------------
 Net increase (decrease) in
  net assets                            (34,855)                 270,415                2,524,735
NET ASSETS:
 Beginning of year                      147,101                8,558,853                5,359,453
                                     ----------             ------------             ------------
 End of year                           $112,246               $8,829,268               $7,884,188
                                     ==========             ============             ============

(c)  Formerly Hartford Global Leaders HLS Fund. Change effective July 27, 2007.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                           HARTFORD           HARTFORD
                                  HARTFORD              INTERNATIONAL       INTERNATIONAL
                                    INDEX               SMALL COMPANY       OPPORTUNITIES
                                  HLS FUND                 HLS FUND           HLS FUND
                                 SUB-ACCOUNT             SUB-ACCOUNT         SUB-ACCOUNT
----------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income               $981,266                $104,887            $244,196
 Net realized gain (loss) on
  security transactions               103,303                 (10,888)            241,154
 Net realized gain on
  distributions                     3,282,370                 958,893           4,275,040
 Net unrealized appreciation
  (depreciation) of
  investments during the year      (1,372,700)               (571,478)            552,079
                                -------------            ------------       -------------
 Net increase (decrease) in
  net assets resulting from
  operations                        2,994,239                 481,414           5,312,469
                                -------------            ------------       -------------
UNIT TRANSACTIONS:
 Purchases                          3,662,325                 531,677           1,444,277
 Net transfers                       (740,545)                259,871          (1,274,202)
 Surrenders for benefit
  payments and fees                (2,069,478)                (65,142)           (763,765)
 Net loan activity                   (172,854)                (19,742)            (14,361)
 Cost of insurance                 (3,245,515)               (324,774)         (1,110,646)
                                -------------            ------------       -------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                (2,566,067)                381,890          (1,718,697)
                                -------------            ------------       -------------
 Net increase (decrease) in
  net assets                          428,172                 863,304           3,593,772
NET ASSETS:
 Beginning of year                 57,138,776               5,254,752          19,943,287
                                -------------            ------------       -------------
 End of year                      $57,566,948              $6,118,056         $23,537,059
                                =============            ============       =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                 HARTFORD                 HARTFORD             HARTFORD                 HARTFORD
                                  MIDCAP                MIDCAP VALUE         MONEY MARKET         MORTGAGE SECURITIES
                                 HLS FUND                 HLS FUND             HLS FUND                 HLS FUND
                                SUB-ACCOUNT              SUB-ACCOUNT         SUB-ACCOUNT              SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income              $225,201                  $44,218           $2,392,427                $356,167
 Net realized gain (loss) on
  security transactions              419,935                  (56,654)                  --                   3,750
 Net realized gain on
  distributions                    7,075,040                1,308,567                   --                      --
 Net unrealized appreciation
  (depreciation) of
  investments during the year       (842,867)              (1,145,945)                  --                (141,961)
                               -------------            -------------       --------------            ------------
 Net increase (decrease) in
  net assets resulting from
  operations                       6,877,309                  150,186            2,392,427                 217,956
                               -------------            -------------       --------------            ------------
UNIT TRANSACTIONS:
 Purchases                         2,940,543                  649,395           53,324,483                 631,050
 Net transfers                    (3,781,201)                (128,427)         (34,960,365)               (320,471)
 Surrenders for benefit
  payments and fees               (1,591,289)                (118,080)          (8,862,604)               (221,444)
 Net loan activity                  (146,545)                 (27,154)            (533,700)                   (941)
 Cost of insurance                (2,597,001)                (452,669)          (4,870,594)               (368,654)
                               -------------            -------------       --------------            ------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions               (5,175,493)                 (76,935)           4,097,220                (280,460)
                               -------------            -------------       --------------            ------------
 Net increase (decrease) in
  net assets                       1,701,816                   73,251            6,489,647                 (62,504)
NET ASSETS:
 Beginning of year                45,174,935                7,403,258           43,946,762               6,538,364
                               -------------            -------------       --------------            ------------
 End of year                     $46,876,751               $7,476,509          $50,436,409              $6,475,860
                               =============            =============       ==============            ============

                                      HARTFORD            HARTFORD                 HARTFORD
                                    SMALL COMPANY           STOCK             VALUE OPPORTUNITIES
                                      HLS FUND            HLS FUND                 HLS FUND
                                     SUB-ACCOUNT         SUB-ACCOUNT              SUB-ACCOUNT
-----------------------------  --------------------------------------------------------------------
OPERATIONS:
 Net investment income                    $51,529            $609,969                  $96,705
 Net realized gain (loss) on
  security transactions                    82,744              72,624                 (122,673)
 Net realized gain on
  distributions                         3,261,243           8,422,122                1,103,456
 Net unrealized appreciation
  (depreciation) of
  investments during the year            (429,187)         (5,703,540)              (1,637,500)
                                    -------------       -------------            -------------
 Net increase (decrease) in
  net assets resulting from
  operations                            2,966,329           3,401,175                 (560,012)
                                    -------------       -------------            -------------
UNIT TRANSACTIONS:
 Purchases                              1,332,732           4,669,888                  827,554
 Net transfers                         (1,095,732)         (2,945,112)                (566,355)
 Surrenders for benefit
  payments and fees                      (525,703)         (1,852,957)                 (57,113)
 Net loan activity                       (200,550)           (141,398)                 (10,505)
 Cost of insurance                     (1,172,206)         (3,501,278)                (482,890)
                                    -------------       -------------            -------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                    (1,661,459)         (3,770,857)                (289,309)
                                    -------------       -------------            -------------
 Net increase (decrease) in
  net assets                            1,304,870            (369,682)                (849,321)
NET ASSETS:
 Beginning of year                     21,507,488          57,105,654                7,847,191
                                    -------------       -------------            -------------
 End of year                          $22,812,358         $56,735,972               $6,997,870
                                    =============       =============            =============

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                     LORD ABBETT             LORD ABBETT                MFS
                                   AMERICA'S VALUE        GROWTH AND INCOME          INVESTORS
                                      PORTFOLIO               PORTFOLIO            TRUST SERIES
                                     SUB-ACCOUNT             SUB-ACCOUNT            SUB-ACCOUNT
---------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                    $39,882                 $17,200                 $322
 Net realized gain (loss) on
  security transactions                        12                     863                   57
 Net realized gain on
  distributions                            42,079                  94,851                  326
 Net unrealized appreciation
  (depreciation) of
  investments during the year             (66,269)                (78,628)               2,777
                                     ------------            ------------            ---------
 Net increase (decrease) in
  net assets resulting from
  operations                               15,704                  34,286                3,482
                                     ------------            ------------            ---------
UNIT TRANSACTIONS:
 Purchases                                199,866                 333,551                6,121
 Net transfers                            567,634                 289,312               24,124
 Surrenders for benefit
  payments and fees                       (26,086)                    378                   --
 Net loan activity                          1,474                      --                   --
 Cost of insurance                        (97,008)               (120,979)              (3,405)
                                     ------------            ------------            ---------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                       645,880                 502,262               26,840
                                     ------------            ------------            ---------
 Net increase (decrease) in
  net assets                              661,584                 536,548               30,322
NET ASSETS:
 Beginning of year                        670,159                 854,345               16,067
                                     ------------            ------------            ---------
 End of year                           $1,331,743              $1,390,893              $46,389
                                     ============            ============            =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                       MFS                MFS
                                  NEW DISCOVERY      TOTAL RETURN             CORE PLUS             EMERGING
                                      SERIES            SERIES               FIXED INCOME         MARKETS DEBT
                                   SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT         SUB-ACCOUNT (B)
------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                    $ --            $259,850                $7,852               $1,278
 Net realized gain (loss) on
  security transactions                 (3,263)              3,188                    13                 (954)
 Net realized gain on
  distributions                         44,829             248,447                    --                  546
 Net unrealized appreciation
  (depreciation) of
  investments during the year          (30,233)            (96,388)                3,950                 (213)
                                    ----------       -------------            ----------            ---------
 Net increase (decrease) in
  net assets resulting from
  operations                            11,333             415,097                11,815                  657
                                    ----------       -------------            ----------            ---------
UNIT TRANSACTIONS:
 Purchases                             116,079           1,606,643                17,124                3,638
 Net transfers                          19,889             319,007                31,869                   --
 Surrenders for benefit
  payments and fees                    (40,016)           (175,811)                    1              (17,870)
 Net loan activity                         931              (2,882)                   --                   --
 Cost of insurance                     (45,692)           (749,151)               (9,221)                (597)
                                    ----------       -------------            ----------            ---------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                     51,191             997,806                39,773              (14,829)
                                    ----------       -------------            ----------            ---------
 Net increase (decrease) in
  net assets                            62,524           1,412,903                51,588              (14,172)
NET ASSETS:
 Beginning of year                     569,901           9,455,343               196,241               14,172
                                    ----------       -------------            ----------            ---------
 End of year                          $632,425         $10,868,246              $247,829                 $ --
                                    ==========       =============            ==========            =========


                                    EMERGING
                                 MARKETS EQUITY         HIGH YIELD         U.S. MID CAP VALUE
                                   SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
-----------------------------  ----------------------------------------------------------------
OPERATIONS:
 Net investment income                    $43               $2,209                  $1,762
 Net realized gain (loss) on
  security transactions                    31               (1,495)                  4,070
 Net realized gain on
  distributions                         1,107                   --                  28,446
 Net unrealized appreciation
  (depreciation) of
  investments during the year           2,147                 (124)               (126,292)
                                    ---------            ---------            ------------
 Net increase (decrease) in
  net assets resulting from
  operations                            3,328                  590                 (92,014)
                                    ---------            ---------            ------------
UNIT TRANSACTIONS:
 Purchases                                446                5,076                  93,033
 Net transfers                             --                   --               2,358,889
 Surrenders for benefit
  payments and fees                        --              (18,009)                (67,089)
 Net loan activity                         --                   --                      --
 Cost of insurance                       (366)                (978)                (63,870)
                                    ---------            ---------            ------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                        80              (13,911)              2,320,963
                                    ---------            ---------            ------------
 Net increase (decrease) in
  net assets                            3,408              (13,321)              2,228,949
NET ASSETS:
 Beginning of year                      8,411               21,618                 154,670
                                    ---------            ---------            ------------
 End of year                          $11,819               $8,297              $2,383,619
                                    =========            =========            ============

(b) Sub-Account option not funded at December 31, 2007.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------


                                   FOCUS GROWTH
                                     PORTFOLIO          BALANCED GROWTH       FLEXIBLE INCOME
                                    SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
-----------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                    $ --                  $220                $1,117
 Net realized gain (loss) on
  security transactions                    215                    --                     3
 Net realized gain on
  distributions                             --                   724                    --
 Net unrealized appreciation
  (depreciation) of
  investments during the year           10,455                  (653)                 (454)
                                     ---------             ---------             ---------
 Net increase (decrease) in
  net assets resulting from
  operations                            10,670                   291                   666
                                     ---------             ---------             ---------
UNIT TRANSACTIONS:
 Purchases                              10,673                 2,715                 4,687
 Net transfers                              --                    --                    --
 Surrenders for benefit
  payments and fees                         --                    --                    --
 Net loan activity                          --                    --                    --
 Cost of insurance                      (2,508)                 (708)               (1,319)
                                     ---------             ---------             ---------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                      8,165                 2,007                 3,368
                                     ---------             ---------             ---------
 Net increase (decrease) in
  net assets                            18,835                 2,298                 4,034
NET ASSETS:
 Beginning of year                      40,157                 7,903                16,249
                                     ---------             ---------             ---------
 End of year                           $58,992               $10,201               $20,283
                                     =========             =========             =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                                     OPPENHEIMER
                                                                                                       CAPITAL
                                 DIVIDEND                                 EQUALLY-WEIGHTED           APPRECIATION
                                  GROWTH             MONEY MARKET              S&P 500                 FUND/VA
                                SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT             SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                $222                 $8,676                  $302                      $237
 Net realized gain (loss)
  on security transactions               5                     --                    22                     2,800
 Net realized gain on
  distributions                         --                     --                 2,211                        --
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                                 655                     --                (2,430)                  328,342
                                 ---------            -----------             ---------              ------------
 Net increase (decrease)
  in net assets resulting
  from operations                      882                  8,676                   105                   331,379
                                 ---------            -----------             ---------              ------------
UNIT TRANSACTIONS:
 Purchases                           6,136                140,049                 5,190                   249,136
 Net transfers                          --               (101,982)                   --                   475,301
 Surrenders for benefit
  payments and fees                      1                     (2)                   (9)                  (87,855)
 Net loan activity                      --                     --                    --                        --
 Cost of insurance                  (1,890)               (11,417)               (2,133)                 (161,290)
                                 ---------            -----------             ---------              ------------
 Net increase (decrease)
  in net assets resulting
  from unit transactions             4,247                 26,648                 3,048                   475,292
                                 ---------            -----------             ---------              ------------
 Net increase (decrease)
  in net assets                      5,129                 35,324                 3,153                   806,671
NET ASSETS:
 Beginning of year                  20,383                133,470                20,806                 2,350,614
                                 ---------            -----------             ---------              ------------
 End of year                       $25,512               $168,794               $23,959                $3,157,285
                                 =========            ===========             =========              ============


                                 OPPENHEIMER                                        PUTNAM VT
                                    GLOBAL                OPPENHEIMER              DIVERSIFIED
                              SECURITIES FUND/VA      MAIN STREET FUND/VA          INCOME FUND
                                 SUB-ACCOUNT              SUB-ACCOUNT              SUB-ACCOUNT
--------------------------  ------------------------------------------------------------------------
OPERATIONS:
 Net investment income                $12,783                    $928                  $132,175
 Net realized gain (loss)
  on security transactions             (6,762)                    227                     8,071
 Net realized gain on
  distributions                        53,458                      --                        --
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                                  2,136                   2,145                   (31,759)
                                 ------------              ----------              ------------
 Net increase (decrease)
  in net assets resulting
  from operations                      61,615                   3,300                   108,487
                                 ------------              ----------              ------------
UNIT TRANSACTIONS:
 Purchases                            265,105                  59,382                        --
 Net transfers                        424,167                  93,099                  (122,461)
 Surrenders for benefit
  payments and fees                    (4,116)                     --                    (6,479)
 Net loan activity                         --                      --                      (842)
 Cost of insurance                   (100,187)                (19,642)                 (107,433)
                                 ------------              ----------              ------------
 Net increase (decrease)
  in net assets resulting
  from unit transactions              584,969                 132,839                  (237,215)
                                 ------------              ----------              ------------
 Net increase (decrease)
  in net assets                       646,584                 136,139                  (128,728)
NET ASSETS:
 Beginning of year                    928,759                 100,492                 2,736,934
                                 ------------              ----------              ------------
 End of year                       $1,575,343                $236,631                $2,608,206
                                 ============              ==========              ============

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                     PUTNAM VT                                   PUTNAM VT
                                    GLOBAL ASSET             PUTNAM VT          GROWTH AND
                                  ALLOCATION FUND       GLOBAL EQUITY FUND      INCOME FUND
                                    SUB-ACCOUNT             SUB-ACCOUNT         SUB-ACCOUNT
-------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                   $6,219                 $150,999            $348,242
 Net realized gain (loss) on
  security transactions                  (1,494)                  29,018              22,049
 Net realized gain on
  distributions                              --                       --           3,336,322
 Net unrealized appreciation
  (depreciation) of
  investments during the year            22,775                  414,058          (4,812,656)
                                     ----------            -------------       -------------
 Net increase (decrease) in
  net assets resulting from
  operations                             27,500                  594,075          (1,106,043)
                                     ----------            -------------       -------------
UNIT TRANSACTIONS:
 Purchases                                   --                  418,134           1,349,527
 Net transfers                           (1,567)                (844,076)         (3,134,144)
 Surrenders for benefit
  payments and fees                     (29,845)                (228,574)         (1,075,856)
 Net loan activity                           --                  (27,842)            (53,822)
 Cost of insurance                      (38,023)                (380,118)         (1,259,241)
                                     ----------            -------------       -------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                     (69,435)              (1,062,476)         (4,173,536)
                                     ----------            -------------       -------------
 Net increase (decrease) in
  net assets                            (41,935)                (468,401)         (5,279,579)
NET ASSETS:
 Beginning of year                      864,979                6,500,285          23,011,940
                                     ----------            -------------       -------------
 End of year                           $823,044               $6,031,884         $17,732,361
                                     ==========            =============       =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                     PUTNAM VT                                                                 PUTNAM VT
                                       HEALTH                 PUTNAM VT               PUTNAM VT           INTERNATIONAL GROWTH
                                   SCIENCES FUND           HIGH YIELD FUND           INCOME FUND            AND INCOME FUND
                                    SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                   $11,832                 $904,790                $399,649                  $80,302
 Net realized gain (loss) on
  security transactions                   17,532                   30,452                  12,742                   62,901
 Net realized gain on
  distributions                               --                       --                      --                  740,632
 Net unrealized appreciation
  (depreciation) of
  investments during the year            (28,797)                (561,056)                  1,871                 (587,202)
                                    ------------            -------------            ------------             ------------
 Net increase (decrease) in
  net assets resulting from
  operations                                 567                  374,186                 414,262                  296,633
                                    ------------            -------------            ------------             ------------
UNIT TRANSACTIONS:
 Purchases                                    --                  906,998                 824,555                       --
 Net transfers                           (51,819)                (174,688)                427,459                  (95,155)
 Surrenders for benefit
  payments and fees                       (6,012)                (120,889)               (249,143)                  (1,249)
 Net loan activity                          (727)                 (37,917)                (82,165)                 (22,846)
 Cost of insurance                       (66,539)                (618,944)               (445,755)                (160,875)
                                    ------------            -------------            ------------             ------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                     (125,097)                 (45,440)                474,951                 (280,125)
                                    ------------            -------------            ------------             ------------
 Net increase (decrease) in
  net assets                            (124,530)                 328,746                 889,213                   16,508
NET ASSETS:
 Beginning of year                     1,088,814               11,558,885               7,192,461                4,096,136
                                    ------------            -------------            ------------             ------------
 End of year                            $964,284              $11,887,631              $8,081,674               $4,112,644
                                    ============            =============            ============             ============

                                 PUTNAM VT                 PUTNAM VT
                               INTERNATIONAL             INTERNATIONAL               PUTNAM VT
                                EQUITY FUND          NEW OPPORTUNITIES FUND        INVESTORS FUND
                                SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
-----------------------------  ----------------------------------------------------------------------
OPERATIONS:
 Net investment income              $639,557                   $8,630                     $5,826
 Net realized gain (loss) on
  security transactions              247,165                  (16,871)                    (9,085)
 Net realized gain on
  distributions                    2,590,591                       --                         --
 Net unrealized appreciation
  (depreciation) of
  investments during the year     (1,699,862)                 109,134                    (39,053)
                               -------------               ----------               ------------
 Net increase (decrease) in
  net assets resulting from
  operations                       1,777,451                  100,893                    (42,312)
                               -------------               ----------               ------------
UNIT TRANSACTIONS:
 Purchases                         1,215,101                       --                         --
 Net transfers                      (747,075)                 (12,951)                   (40,735)
 Surrenders for benefit
  payments and fees                 (815,655)                 (19,572)                  (150,691)
 Net loan activity                     1,650                       --                         --
 Cost of insurance                (1,209,089)                 (40,856)                   (92,949)
                               -------------               ----------               ------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions               (1,555,068)                 (73,379)                  (284,375)
                               -------------               ----------               ------------
 Net increase (decrease) in
  net assets                         222,383                   27,514                   (326,687)
NET ASSETS:
 Beginning of year                20,605,501                  757,854                  1,135,072
                               -------------               ----------               ------------
 End of year                     $20,827,884                 $785,368                   $808,385
                               =============               ==========               ============

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                      PUTNAM VT
                                        MONEY                   PUTNAM VT                  PUTNAM VT
                                     MARKET FUND          NEW OPPORTUNITIES FUND         NEW VALUE FUND
                                     SUB-ACCOUNT               SUB-ACCOUNT                SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                    $7,699                    $14,387                    $37,955
 Net realized gain (loss) on
  security transactions                       --                    122,339                     73,874
 Net realized gain on
  distributions                               --                         --                    264,007
 Net unrealized appreciation
  (depreciation) of
  investments during
  the year                                    --                    406,924                   (453,067)
                                     -----------               ------------               ------------
 Net increase (decrease) in
  net assets resulting from
  operations                               7,699                    543,650                    (77,231)
                                     -----------               ------------               ------------
UNIT TRANSACTIONS:
 Purchases                                    --                    831,986                         --
 Net transfers                          (169,665)                  (644,192)                  (337,935)
 Surrenders for benefit
  payments and fees                      (10,176)                  (245,180)                  (120,901)
 Net loan activity                            --                    (24,074)                    (1,340)
 Cost of insurance                       (10,186)                  (556,619)                  (118,069)
                                     -----------               ------------               ------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                     (190,027)                  (638,079)                  (578,245)
                                     -----------               ------------               ------------
 Net increase (decrease) in
  net assets                            (182,328)                   (94,429)                  (655,476)
NET ASSETS:
 Beginning of year                       268,753                  9,131,606                  2,889,357
                                     -----------               ------------               ------------
 End of year                             $86,425                 $9,037,177                 $2,233,881
                                     ===========               ============               ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                  PUTNAM VT              PUTNAM VT                PUTNAM VT               PUTNAM VT
                               OTC & EMERGING            SMALL CAP            THE GEORGE PUTNAM        UTILITIES GROWTH
                                 GROWTH FUND             VALUE FUND            FUND OF BOSTON          AND INCOME FUND
                                 SUB-ACCOUNT            SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                  $ --                  $4,505                 $20,121                  $20,664
 Net realized gain (loss)
  on security transactions          (211,871)                  1,213                   7,439                   31,984
 Net realized gain on
  distributions                           --                  90,109                  63,726                       --
 Net unrealized
  appreciation
  (depreciation) of
  investments during
  the year                           306,128                (235,116)                (79,882)                 144,986
                                 -----------            ------------             -----------             ------------
 Net increase (decrease)
  in net assets resulting
  from operations                     94,257                (139,289)                 11,404                  197,634
                                 -----------            ------------             -----------             ------------
UNIT TRANSACTIONS:
 Purchases                                --                 195,678                      --                       --
 Net transfers                       (43,372)                536,012                 (69,513)                (134,422)
 Surrenders for benefit
  payments and fees                  (62,227)                (33,817)                (13,422)                 (24,202)
 Net loan activity                        --                      --                  (9,832)                      --
 Cost of insurance                   (44,475)                (64,147)                (37,878)                 (50,019)
                                 -----------            ------------             -----------             ------------
 Net increase (decrease)
  in net assets resulting
  from unit transactions            (150,074)                633,726                (130,645)                (208,643)
                                 -----------            ------------             -----------             ------------
 Net increase (decrease)
  in net assets                      (55,817)                494,437                (119,241)                 (11,009)
NET ASSETS:
 Beginning of year                   754,840                 567,736                 677,633                1,020,255
                                 -----------            ------------             -----------             ------------
 End of year                        $699,023              $1,062,173                $558,392               $1,009,246
                                 ===========            ============             ===========             ============

                                                                              PUTNAM VT
                                  PUTNAM VT           PUTNAM VT                CAPITAL
                                  VISTA FUND        VOYAGER FUND          OPPORTUNITIES FUND
                                 SUB-ACCOUNT         SUB-ACCOUNT             SUB-ACCOUNT
--------------------------  ------------------------------------------------------------------
OPERATIONS:
 Net investment income                   $ --              $5,471                    $ --
 Net realized gain (loss)
  on security transactions            (62,055)            (40,353)                    565
 Net realized gain on
  distributions                            --                  --                  89,568
 Net unrealized
  appreciation
  (depreciation) of
  investments during
  the year                            104,815           1,011,370                (233,241)
                                 ------------       -------------            ------------
 Net increase (decrease)
  in net assets resulting
  from operations                      42,760             976,488                (143,108)
                                 ------------       -------------            ------------
UNIT TRANSACTIONS:
 Purchases                                 --           1,436,384                 154,153
 Net transfers                        (41,587)         (2,352,701)                249,983
 Surrenders for benefit
  payments and fees                   (32,737)           (537,835)                (23,683)
 Net loan activity                       (301)            (23,725)                 (2,827)
 Cost of insurance                    (74,298)         (1,049,038)               (133,289)
                                 ------------       -------------            ------------
 Net increase (decrease)
  in net assets resulting
  from unit transactions             (148,923)         (2,526,915)                244,337
                                 ------------       -------------            ------------
 Net increase (decrease)
  in net assets                      (106,163)         (1,550,427)                101,229
NET ASSETS:
 Beginning of year                  1,083,714          17,551,163               1,217,954
                                 ------------       -------------            ------------
 End of year                         $977,551         $16,000,736              $1,319,183
                                 ============       =============            ============

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                      PUTNAM VT
                                        EQUITY                                      VAN KAMPEN LIT
                                     INCOME FUND          GROWTH AND INCOME            COMSTOCK
                                     SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                    $17,957                 $3,667                  $68,299
 Net realized gain (loss) on
  security transactions                    11,313                     16                    1,465
 Net realized gain on
  distributions                            89,290                  9,875                   94,913
 Net unrealized appreciation
  (depreciation) of
  investments during the
  year                                    (72,954)                (7,851)                (341,923)
                                     ------------             ----------             ------------
 Net increase (decrease) in
  net assets resulting from
  operations                               45,606                  5,707                 (177,246)
                                     ------------             ----------             ------------
UNIT TRANSACTIONS:
 Purchases                                235,004                 17,117                  724,046
 Net transfers                           (227,100)                38,243                1,472,532
 Surrenders for benefit
  payments and fees                       (27,006)                    --                  (97,679)
 Net loan activity                         (1,428)                    --                       --
 Cost of insurance                       (119,538)               (12,456)                (330,865)
                                     ------------             ----------             ------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                      (140,068)                42,904                1,768,034
                                     ------------             ----------             ------------
 Net increase (decrease) in
  net assets                              (94,462)                48,611                1,590,788
NET ASSETS:
 Beginning of year                      1,432,215                253,706                4,048,281
                                     ------------             ----------             ------------
 End of year                           $1,337,753               $302,317               $5,639,069
                                     ============             ==========             ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                      [This page intentionally left blank]

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2006

-------------------------------------------------------------------------------

                                       ALLIANCEBERNSTEIN VP      ALLIANCEBERNSTEIN            AIM V.I.
                                          INTERNATIONAL            SMALL/MID-CAP              CAPITAL
                                         VALUE PORTFOLIO          VALUE PORTFOLIO        APPRECIATION FUND
                                         SUB-ACCOUNT (A)            SUB-ACCOUNT             SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                             $146                     $512                  $1,264
 Net realized gain (loss) on
  security transactions                             (27)                     263                     704
 Net realized gain on distributions                 208                   15,121                      --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                               112,587                  200,445                 197,248
                                           ------------             ------------            ------------
 Net increase (decrease) in net
  assets resulting from operations              112,914                  216,341                 199,216
                                           ------------             ------------            ------------
UNIT TRANSACTIONS:
 Purchases                                       37,380                  153,468                 145,164
 Net transfers                                1,190,779                2,220,080               2,017,624
 Surrenders for benefit payments
  and fees                                          (87)                 (44,520)                (54,111)
 Net loan activity                                   --                       --                      --
 Cost of insurance                              (20,994)                 (80,293)                (75,137)
                                           ------------             ------------            ------------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                                1,207,078                2,248,735               2,033,540
                                           ------------             ------------            ------------
 Net increase (decrease) in net
  assets                                      1,319,992                2,465,076               2,232,756
NET ASSETS:
 Beginning of year                                   --                   21,612                  28,588
                                           ------------             ------------            ------------
 End of year                                 $1,319,992               $2,486,688              $2,261,344
                                           ============             ============            ============

(a)  From inception, May 1, 2006 to December 31, 2006.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                             AIM V.I.           AIM V.I.           AIM V.I.
                                         AIM V.I.          MID CAP CORE         SMALL CAP           CAPITAL
                                     CORE EQUITY FUND      EQUITY FUND         EQUITY FUND     DEVELOPMENT FUND
                                    SUB-ACCOUNT (B)(C)     SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT (D)
----------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                      $2,623             $30,705               $ --               $ --
 Net realized gain (loss) on
  security transactions                     18,773              10,765                 15              6,185
 Net realized gain on
  distributions                                 --             327,156              6,963              3,956
 Net unrealized appreciation
  (depreciation) of investments
  during the year                            1,860             (19,932)             1,757             13,646
                                        ----------           ---------          ---------          ---------
 Net increase (decrease) in net
  assets resulting from operations          23,256             348,694              8,735             23,787
                                        ----------           ---------          ---------          ---------
UNIT TRANSACTIONS:
 Purchases                                  34,746             399,560             30,557             27,842
 Net transfers                               5,867            (234,668)           139,922            192,681
 Surrenders for benefit payments
  and fees                                      --             (90,101)             2,299                 --
 Net loan activity                              --              (3,895)                --                 --
 Cost of insurance                         (16,957)           (237,352)           (11,616)           (11,397)
                                        ----------           ---------          ---------          ---------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                              23,656            (166,456)           161,162            209,126
                                        ----------           ---------          ---------          ---------
 Net increase (decrease) in net
  assets                                    46,912             182,238            169,897            232,913
NET ASSETS:
 Beginning of year                         140,373           3,158,816             16,135                 --
                                        ----------           ---------          ---------          ---------
 End of year                              $187,285           $3,341,054          $186,032           $232,913
                                        ==========           =========          =========          =========

                                                                AMERICAN FUNDS
                                        AMERICAN FUNDS         BLUE CHIP INCOME       AMERICAN FUNDS
                                     ASSET ALLOCATION FUND     AND GROWTH FUND          BOND FUND
                                          SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
----------------------------------  -------------------------------------------------------------------
OPERATIONS:
 Net investment income                       $476,433                $115,341              $370,473
 Net realized gain (loss) on
  security transactions                         6,506                   1,650                 1,719
 Net realized gain on
  distributions                               245,264                 521,616                    --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                           1,928,627               1,029,098               314,003
                                         ------------            ------------          ------------
 Net increase (decrease) in net
  assets resulting from operations          2,656,830               1,667,705               686,195
                                         ------------            ------------          ------------
UNIT TRANSACTIONS:
 Purchases                                  2,690,932               1,447,424             1,261,165
 Net transfers                              3,366,155               1,559,419             2,892,995
 Surrenders for benefit payments
  and fees                                   (528,313)               (257,755)             (197,519)
 Net loan activity                            (72,720)                 (7,636)                 (272)
 Cost of insurance                         (1,531,471)               (744,335)             (714,514)
                                         ------------            ------------          ------------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                              3,924,583               1,997,117             3,241,855
                                         ------------            ------------          ------------
 Net increase (decrease) in net
  assets                                    6,581,413               3,664,822             3,928,050
NET ASSETS:
 Beginning of year                         16,677,347               8,639,342             7,598,259
                                         ------------            ------------          ------------
 End of year                              $23,258,760             $12,304,164           $11,526,309
                                         ============            ============          ============

(b) Effective April 28, 2006, AIM V.I. Premier Equity Fund merged with AIM V.I. Core Equity Fund.

(c)  From inception, April 28, 2006 to December 31, 2006.

(d) Funded as of March 6, 2006.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

-------------------------------------------------------------------------------

                                         AMERICAN FUNDS           AMERICAN FUNDS           AMERICAN FUNDS
                                       GLOBAL GROWTH FUND           GROWTH FUND          GROWTH-INCOME FUND
                                           SUB-ACCOUNT              SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                         $140,973                 $502,266                 $944,455
 Net realized gain (loss) on
  security transactions                          (2,215)                 (10,063)                  15,478
 Net realized gain on distributions                  --                  385,507                1,406,301
 Net unrealized appreciation
  (depreciation) of investments
  during the year                             2,903,904                4,947,931                6,005,659
                                          -------------            -------------            -------------
 Net increase (decrease) in net
  assets resulting from operations            3,042,662                5,825,641                8,371,893
                                          -------------            -------------            -------------
UNIT TRANSACTIONS:
 Purchases                                    1,943,524                6,732,625                7,604,205
 Net transfers                                1,431,507                2,517,648                1,060,009
 Surrenders for benefit payments
  and fees                                     (366,707)              (2,106,567)              (2,025,850)
 Net loan activity                              (18,009)                 (66,754)                 (17,711)
 Cost of insurance                           (1,067,034)              (3,784,818)              (3,929,637)
                                          -------------            -------------            -------------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                                1,923,281                3,292,134                2,691,016
                                          -------------            -------------            -------------
 Net increase (decrease) in net
  assets                                      4,965,943                9,117,775               11,062,909
NET ASSETS:
 Beginning of year                           13,826,749               57,260,196               53,934,439
                                          -------------            -------------            -------------
 End of year                                $18,792,692              $66,377,971              $64,997,348
                                          =============            =============            =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                         AMERICAN FUNDS            FIDELITY VIP
                                        AMERICAN FUNDS           AMERICAN FUNDS           GLOBAL SMALL            ASSET MANAGER
                                      INTERNATIONAL FUND         NEW WORLD FUND        CAPITALIZATION FUND          PORTFOLIO
                                          SUB-ACCOUNT             SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                        $424,143                $101,538                  $59,217                 $84,792
 Net realized gain (loss) on
  security transactions                         (8,310)                149,393                  173,758                   2,392
 Net realized gain on
  distributions                                218,297                  50,769                  661,808                      --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                            3,597,801               1,729,800                1,951,511                 120,628
                                         -------------            ------------            -------------            ------------
 Net increase (decrease) in net
  assets resulting from operations           4,231,931               2,031,500                2,846,294                 207,812
                                         -------------            ------------            -------------            ------------
UNIT TRANSACTIONS:
 Purchases                                   2,642,569                 621,039                1,022,717                      --
 Net transfers                               4,030,063               1,224,993                 (921,061)               (550,703)
 Surrenders for benefit payments
  and fees                                    (509,872)               (132,141)                (199,446)                (55,042)
 Net loan activity                              (1,396)                (35,747)                 (18,669)                     --
 Cost of insurance                          (1,468,600)               (403,444)                (725,480)               (161,717)
                                         -------------            ------------            -------------            ------------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                               4,692,764               1,274,700                 (841,939)               (767,462)
                                         -------------            ------------            -------------            ------------
 Net increase (decrease) in net
  assets                                     8,924,695               3,306,200                2,004,355                (559,650)
NET ASSETS:
 Beginning of year                          19,221,259               5,879,892               12,772,701               3,166,526
                                         -------------            ------------            -------------            ------------
 End of year                               $28,145,954              $9,186,092              $14,777,056              $2,606,876
                                         =============            ============            =============            ============

                                         FIDELITY VIP             FIDELITY VIP
                                         EQUITY-INCOME             CONTRAFUND             FIDELITY VIP
                                           PORTFOLIO               PORTFOLIO           OVERSEAS PORTFOLIO
                                          SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
----------------------------------  -----------------------------------------------------------------------
OPERATIONS:
 Net investment income                        $713,733                 $26,119                 $10,034
 Net realized gain (loss) on
  security transactions                         40,679                    (148)                    542
 Net realized gain on
  distributions                              2,601,068                 280,805                   6,976
 Net unrealized appreciation
  (depreciation) of investments
  during the year                              622,617                 (45,466)                172,044
                                         -------------            ------------            ------------
 Net increase (decrease) in net
  assets resulting from operations           3,978,097                 261,310                 189,596
                                         -------------            ------------            ------------
UNIT TRANSACTIONS:
 Purchases                                   2,160,175                 264,999                      --
 Net transfers                                (303,634)              2,802,154                 (38,468)
 Surrenders for benefit payments
  and fees                                  (1,163,015)                (25,127)                (40,582)
 Net loan activity                             (16,387)                 (3,676)                 (7,199)
 Cost of insurance                          (1,393,545)               (177,257)                (56,646)
                                         -------------            ------------            ------------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                                (716,406)              2,861,093                (142,895)
                                         -------------            ------------            ------------
 Net increase (decrease) in net
  assets                                     3,261,691               3,122,403                  46,701
NET ASSETS:
 Beginning of year                          20,290,750                 646,782               1,130,712
                                         -------------            ------------            ------------
 End of year                               $23,552,441              $3,769,185              $1,177,413
                                         =============            ============            ============

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

-------------------------------------------------------------------------------

                                                                                     FRANKLIN
                                                               FRANKLIN            SMALL-MID CAP
                                     FIDELITY VIP               INCOME                GROWTH
                                  MID CAP PORTFOLIO        SECURITIES FUND        SECURITIES FUND
                                     SUB-ACCOUNT           SUB-ACCOUNT (A)          SUB-ACCOUNT
---------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                       $989                  $3,176                 $ --
 Net realized gain (loss) on
  security transactions                     7,144                     258                  (37)
 Net realized gain on
  distributions                            65,948                     425                   --
 Net unrealized appreciation
  (depreciation) of
  investments during the year              82,956                 101,253                4,017
                                     ------------            ------------            ---------
 Net increase (decrease) in
  net assets resulting from
  operations                              157,037                 105,112                3,980
                                     ------------            ------------            ---------
UNIT TRANSACTIONS:
 Purchases                                189,400                 135,838                6,975
 Net transfers                          1,310,473               2,058,941               45,733
 Surrenders for benefit
  payments and fees                       (12,519)                  2,734                   --
 Net loan activity                             --                      --                   --
 Cost of insurance                       (113,583)                (42,702)              (4,051)
                                     ------------            ------------            ---------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                     1,373,771               2,154,811               48,657
                                     ------------            ------------            ---------
 Net increase (decrease) in
  net assets                            1,530,808               2,259,923               52,637
NET ASSETS:
 Beginning of year                        665,699                      --               29,798
                                     ------------            ------------            ---------
 End of year                           $2,196,507              $2,259,923              $82,435
                                     ============            ============            =========

(a)  From inception, May 1, 2006 to December 31, 2006.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                      FRANKLIN               FRANKLIN                                        TEMPLETON
                                  SMALL CAP VALUE        STRATEGIC INCOME         MUTUAL SHARES         DEVELOPING MARKETS
                                  SECURITIES FUND         SECURITIES FUND        SECURITIES FUND          SECURITIES FUND
                                    SUB-ACCOUNT             SUB-ACCOUNT            SUB-ACCOUNT              SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                   $49,225                $4,621                 $105,693                   $127
 Net realized gain (loss) on
  security transactions                   82,949                    86                  (25,641)                   971
 Net realized gain on
  distributions                          275,451                   606                  269,173                     --
 Net unrealized appreciation
  (depreciation) of
  investments during the year            680,865                   203                  851,251                  1,583
                                    ------------             ---------             ------------              ---------
 Net increase (decrease) in
  net assets resulting from
  operations                           1,088,490                 5,516                1,200,476                  2,681
                                    ------------             ---------             ------------              ---------
UNIT TRANSACTIONS:
 Purchases                               825,149                 4,021                1,000,666                  2,021
 Net transfers                          (977,297)               80,780                 (147,609)                   572
 Surrenders for benefit
  payments and fees                     (180,986)                   --                 (125,736)                  (246)
 Net loan activity                       (10,562)                   --                  (16,750)                (5,261)
 Cost of insurance                      (462,112)               (4,284)                (546,126)                  (881)
                                    ------------             ---------             ------------              ---------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                     (805,808)               80,517                  164,445                 (3,795)
                                    ------------             ---------             ------------              ---------
 Net increase (decrease) in
  net assets                             282,682                86,033                1,364,921                 (1,114)
NET ASSETS:
 Beginning of year                     7,005,476                 9,938                6,977,006                 12,051
                                    ------------             ---------             ------------              ---------
 End of year                          $7,288,158               $95,971               $8,341,927                $10,937
                                    ============             =========             ============              =========

                                    TEMPLETON                                  HARTFORD
                                      GROWTH            MUTUAL DISCOVERY       ADVISERS
                                 SECURITIES FUND        SECURITIES FUND        HLS FUND
                                   SUB-ACCOUNT          SUB-ACCOUNT (A)       SUB-ACCOUNT
-----------------------------  ----------------------------------------------------------------
OPERATIONS:
 Net investment income                    $830                  $1,884          $1,089,801
 Net realized gain (loss) on
  security transactions                    882                      (2)            245,317
 Net realized gain on
  distributions                          2,313                   6,661           3,386,794
 Net unrealized appreciation
  (depreciation) of
  investments during the year           37,229                  70,880              48,057
                                    ----------            ------------       -------------
 Net increase (decrease) in
  net assets resulting from
  operations                            41,254                  79,423           4,769,969
                                    ----------            ------------       -------------
UNIT TRANSACTIONS:
 Purchases                               8,145                  39,280           5,059,406
 Net transfers                         468,027               1,026,091          (3,250,583)
 Surrenders for benefit
  payments and fees                         57                  (4,669)         (3,602,804)
 Net loan activity                      (8,350)                     --             (87,409)
 Cost of insurance                     (13,030)                (23,433)         (3,512,170)
                                    ----------            ------------       -------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                    454,849               1,037,269          (5,393,560)
                                    ----------            ------------       -------------
 Net increase (decrease) in
  net assets                           496,103               1,116,692            (623,591)
NET ASSETS:
 Beginning of year                      56,314                      --          48,119,426
                                    ----------            ------------       -------------
 End of year                          $552,417              $1,116,692         $47,495,835
                                    ==========            ============       =============

(a)  From inception, May 1, 2006 to December 31, 2006.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

-------------------------------------------------------------------------------

                                       HARTFORD                  HARTFORD                 HARTFORD
                                   TOTAL RETURN BOND       CAPITAL APPRECIATION      DIVIDEND AND GROWTH
                                       HLS FUND                  HLS FUND                 HLS FUND
                                      SUB-ACCOUNT              SUB-ACCOUNT               SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                  $2,229,837                $1,364,634                 $817,219
 Net realized gain (loss) on
  security transactions                      4,480                   126,184                  286,337
 Net realized gain on
  distributions                              5,969                12,762,084                3,460,024
 Net unrealized appreciation
  (depreciation) of
  investments during the year             (128,266)                  946,728                4,121,035
                                     -------------            --------------            -------------
 Net increase (decrease) in
  net assets resulting from
  operations                             2,112,020                15,199,630                8,684,615
                                     -------------            --------------            -------------
UNIT TRANSACTIONS:
 Purchases                               4,308,742                 8,045,334                4,755,444
 Net transfers                           3,105,494                   715,505                 (406,986)
 Surrenders for benefit
  payments and fees                     (1,323,444)               (3,035,791)              (1,562,595)
 Net loan activity                         (24,189)                  (82,247)                 (69,130)
 Cost of insurance                      (2,961,355)               (6,163,135)              (2,937,206)
                                     -------------            --------------            -------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                      3,105,248                  (520,334)                (220,473)
                                     -------------            --------------            -------------
 Net increase (decrease) in
  net assets                             5,217,268                14,679,296                8,464,142
NET ASSETS:
 Beginning of year                      41,144,436                91,910,603               41,200,688
                                     -------------            --------------            -------------
 End of year                           $46,361,704              $106,589,899              $49,664,830
                                     =============            ==============            =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                  HARTFORD               HARTFORD               HARTFORD                HARTFORD
                               GLOBAL ADVISERS        GLOBAL LEADERS       GLOBAL TECHNOLOGY       DISCIPLINED EQUITY
                                  HLS FUND               HLS FUND               HLS FUND                HLS FUND
                                 SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT             SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income               $11,462                $3,868                   $ --                  $93,861
 Net realized gain (loss)
  on security transactions             6,651                15,104                  4,778                   89,432
 Net realized gain on
  distributions                       14,101                27,094                     --                       --
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                                 4,026                19,425                  9,632                  816,740
                                 -----------            ----------             ----------             ------------
 Net increase (decrease)
  in net assets resulting
  from operations                     36,240                65,491                 14,410                1,000,033
                                 -----------            ----------             ----------             ------------
UNIT TRANSACTIONS:
 Purchases                                --                    --                     --                  897,232
 Net transfers                      (140,936)               (7,971)                (4,265)                (675,226)
 Surrenders for benefit
  payments and fees                  (28,037)              (36,425)                    --                 (220,148)
 Net loan activity                        --                   (57)                    --                    4,980
 Cost of insurance                   (22,178)              (23,885)               (12,828)                (567,289)
                                 -----------            ----------             ----------             ------------
 Net increase (decrease)
  in net assets resulting
  from unit transactions            (191,151)              (68,338)               (17,093)                (560,451)
                                 -----------            ----------             ----------             ------------
 Net increase (decrease)
  in net assets                     (154,911)               (2,847)                (2,683)                 439,582
NET ASSETS:
 Beginning of year                   538,030               507,437                149,784                8,119,271
                                 -----------            ----------             ----------             ------------
 End of year                        $383,119              $504,590               $147,101               $8,558,853
                                 ===========            ==========             ==========             ============

                                                                                  HARTFORD
                                    HARTFORD             HARTFORD              INTERNATIONAL
                              GROWTH OPPORTUNITIES         INDEX               SMALL COMPANY
                                    HLS FUND             HLS FUND                 HLS FUND
                                   SUB-ACCOUNT          SUB-ACCOUNT             SUB-ACCOUNT
--------------------------  ---------------------------------------------------------------------
OPERATIONS:
 Net investment income                  $40,785             $925,736                 $86,642
 Net realized gain (loss)
  on security transactions             (124,167)           1,056,753                   9,229
 Net realized gain on
  distributions                         585,001            5,976,809                 548,923
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                                  (45,392)            (134,900)                449,457
                                  -------------        -------------            ------------
 Net increase (decrease)
  in net assets resulting
  from operations                       456,227            7,824,398               1,094,251
                                  -------------        -------------            ------------
UNIT TRANSACTIONS:
 Purchases                              634,356            4,938,652                 482,424
 Net transfers                       (2,059,071)          (8,073,683)                693,316
 Surrenders for benefit
  payments and fees                    (172,710)          (2,118,052)               (130,004)
 Net loan activity                         (467)             (11,345)                     --
 Cost of insurance                     (405,303)          (3,438,487)               (240,839)
                                  -------------        -------------            ------------
 Net increase (decrease)
  in net assets resulting
  from unit transactions             (2,003,195)          (8,702,915)                804,897
                                  -------------        -------------            ------------
 Net increase (decrease)
  in net assets                      (1,546,968)            (878,517)              1,899,148
NET ASSETS:
 Beginning of year                    6,906,421           58,017,293               3,355,604
                                  -------------        -------------            ------------
 End of year                         $5,359,453          $57,138,776              $5,254,752
                                  =============        =============            ============

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

-------------------------------------------------------------------------------

                                  HARTFORD
                                INTERNATIONAL         HARTFORD                 HARTFORD
                                OPPORTUNITIES          MIDCAP                MIDCAP VALUE
                                  HLS FUND            HLS FUND                 HLS FUND
                                 SUB-ACCOUNT         SUB-ACCOUNT             SUB-ACCOUNT
----------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income               $474,549            $476,391                 $61,580
 Net realized gain (loss) on
  security transactions                44,915             186,763                  18,815
 Net realized gain on
  distributions                     1,476,282           6,766,710                 654,611
 Net unrealized appreciation
  (depreciation) of
  investments during the year       1,887,345          (2,488,132)                331,567
                                -------------       -------------            ------------
 Net increase (decrease) in
  net assets resulting from
  operations                        3,883,091           4,941,732               1,066,573
                                -------------       -------------            ------------
UNIT TRANSACTIONS:
 Purchases                          1,859,487           3,419,745                 703,201
 Net transfers                        933,696             490,286               1,273,328
 Surrenders for benefit
  payments and fees                  (697,045)         (1,910,189)               (120,417)
 Net loan activity                     (2,630)            (26,584)                 (7,818)
 Cost of insurance                 (1,005,431)         (2,572,885)               (370,559)
                                -------------       -------------            ------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                 1,088,077            (599,627)              1,477,735
                                -------------       -------------            ------------
 Net increase (decrease) in
  net assets                        4,971,168           4,342,105               2,544,308
NET ASSETS:
 Beginning of year                 14,972,119          40,832,830               4,858,950
                                -------------       -------------            ------------
 End of year                      $19,943,287         $45,174,935              $7,403,258
                                =============       =============            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                  HARTFORD                 HARTFORD                HARTFORD            HARTFORD
                                MONEY MARKET         MORTGAGE SECURITIES         SMALL COMPANY           STOCK
                                  HLS FUND                 HLS FUND                HLS FUND            HLS FUND
                                SUB-ACCOUNT              SUB-ACCOUNT              SUB-ACCOUNT         SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income             $1,937,936                $662,033                  $38,685            $725,324
 Net realized gain (loss) on
  security transactions                    --                   3,138                  367,368             575,920
 Net realized gain on
  distributions                            --                      --                3,224,194           3,171,069
 Net unrealized appreciation
  (depreciation) of
  investments during the year              --                (369,141)                (766,611)          3,183,060
                               --------------            ------------            -------------       -------------
 Net increase (decrease) in
  net assets resulting from
  operations                        1,937,936                 296,030                2,863,636           7,655,373
                               --------------            ------------            -------------       -------------
UNIT TRANSACTIONS:
 Purchases                         39,044,473                 657,833                1,598,547           5,393,583
 Net transfers                    (18,477,193)               (133,074)              (1,032,291)         (1,609,458)
 Surrenders for benefit
  payments and fees               (15,041,536)               (150,119)                (909,598)         (2,930,035)
 Net loan activity                   (271,056)                     --                  (14,740)            (74,590)
 Cost of insurance                 (4,111,266)               (393,581)              (1,183,434)         (3,463,305)
                               --------------            ------------            -------------       -------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                 1,143,422                 (18,941)              (1,541,516)         (2,683,805)
                               --------------            ------------            -------------       -------------
 Net increase (decrease) in
  net assets                        3,081,358                 277,089                1,322,120           4,971,568
NET ASSETS:
 Beginning of year                 40,865,404               6,261,275               20,185,368          52,134,086
                               --------------            ------------            -------------       -------------
 End of year                      $43,946,762              $6,538,364              $21,507,488         $57,105,654
                               ==============            ============            =============       =============

                                      HARTFORD              LORD ABBETT            LORD ABBETT
                                 VALUE OPPORTUNITIES      AMERICA'S VALUE       GROWTH AND INCOME
                                      HLS FUND               PORTFOLIO              PORTFOLIO
                                     SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
-----------------------------  ---------------------------------------------------------------------
OPERATIONS:
 Net investment income                    $96,854                $9,965                $10,044
 Net realized gain (loss) on
  security transactions                   215,123                    15                     24
 Net realized gain on
  distributions                         1,095,873                 8,307                 26,914
 Net unrealized appreciation
  (depreciation) of
  investments during the year             144,844                22,025                 34,278
                                    -------------            ----------             ----------
 Net increase (decrease) in
  net assets resulting from
  operations                            1,552,694                40,312                 71,260
                                    -------------            ----------             ----------
UNIT TRANSACTIONS:
 Purchases                              1,221,566                54,428                109,729
 Net transfers                         (4,413,139)              546,929                604,114
 Surrenders for benefit
  payments and fees                      (149,526)                   41                 (5,475)
 Net loan activity                         (1,788)                   --                     --
 Cost of insurance                       (597,018)              (21,474)               (48,528)
                                    -------------            ----------             ----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                    (3,939,905)              579,924                659,840
                                    -------------            ----------             ----------
 Net increase (decrease) in
  net assets                           (2,387,211)              620,236                731,100
NET ASSETS:
 Beginning of year                     10,234,402                49,923                123,245
                                    -------------            ----------             ----------
 End of year                           $7,847,191              $670,159               $854,345
                                    =============            ==========             ==========

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

-------------------------------------------------------------------------------

                                        MFS                  MFS                    MFS
                                     INVESTORS          NEW DISCOVERY           TOTAL RETURN
                                   TRUST SERIES             SERIES                 SERIES
                                    SUB-ACCOUNT          SUB-ACCOUNT            SUB-ACCOUNT
-------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                     $30                  $ --                $185,186
 Net realized gain (loss) on
  security transactions                      4                 5,207                  32,859
 Net realized gain on
  distributions                             --                 9,281                 248,189
 Net unrealized appreciation
  (depreciation) of
  investments during the year              818                49,436                 476,261
                                     ---------            ----------            ------------
 Net increase (decrease) in
  net assets resulting from
  operations                               852                63,924                 942,495
                                     ---------            ----------            ------------
UNIT TRANSACTIONS:
 Purchases                                  --                99,633               1,266,286
 Net transfers                           9,741                49,955                 875,219
 Surrenders for benefit
  payments and fees                         --                (9,016)                (83,020)
 Net loan activity                          --                  (330)                     --
 Cost of insurance                        (529)              (40,684)               (657,763)
                                     ---------            ----------            ------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                      9,212                99,558               1,400,722
                                     ---------            ----------            ------------
 Net increase (decrease) in
  net assets                            10,064               163,482               2,343,217
NET ASSETS:
 Beginning of year                       6,003               406,419               7,112,126
                                     ---------            ----------            ------------
 End of year                           $16,067              $569,901              $9,455,343
                                     =========            ==========            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                     CORE PLUS              EMERGING              EMERGING
                                   FIXED INCOME           MARKETS DEBT         MARKETS EQUITY          TECHNOLOGY
                                    SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT (E)
-----------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                   $6,809                $1,183                  $51                   $ --
 Net realized gain (loss) on
  security transactions                      (7)                   34                   38                    274
 Net realized gain on
  distributions                             905                   257                  157                     --
 Net unrealized appreciation
  (depreciation) of
  investments during the year            (1,084)                 (107)               1,979                   (156)
                                    -----------            ----------             --------              ---------
 Net increase (decrease) in
  net assets resulting from
  operations                              6,623                 1,367                2,225                    118
                                    -----------            ----------             --------              ---------
UNIT TRANSACTIONS:
 Purchases                               10,517                 3,638                  446                     --
 Net transfers                           54,775                    --                    2                 (1,921)
 Surrenders for benefit
  payments and fees                        (669)                   --                   --                     --
 Net loan activity                      (13,622)                   --                   --                     --
 Cost of insurance                       (9,204)               (1,066)                (296)                   (58)
                                    -----------            ----------             --------              ---------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                      41,797                 2,572                  152                 (1,979)
                                    -----------            ----------             --------              ---------
 Net increase (decrease) in
  net assets                             48,420                 3,939                2,377                 (1,861)
NET ASSETS:
 Beginning of year                      147,821                10,233                6,034                  1,861
                                    -----------            ----------             --------              ---------
 End of year                           $196,241               $14,172               $8,411                   $ --
                                    ===========            ==========             ========              =========

                                                                                    FOCUS GROWTH
                                    HIGH YIELD          U.S. MID CAP VALUE           PORTFOLIO
                                   SUB-ACCOUNT              SUB-ACCOUNT           SUB-ACCOUNT (F)
-----------------------------  ---------------------------------------------------------------------
OPERATIONS:
 Net investment income                  $1,644                     $357                    $ --
 Net realized gain (loss) on
  security transactions                     20                    3,197                     (25)
 Net realized gain on
  distributions                             --                   15,413                      --
 Net unrealized appreciation
  (depreciation) of
  investments during the year               27                    5,050                    (436)
                                    ----------              -----------              ----------
 Net increase (decrease) in
  net assets resulting from
  operations                             1,691                   24,017                    (461)
                                    ----------              -----------              ----------
UNIT TRANSACTIONS:
 Purchases                               5,075                    2,562                   2,417
 Net transfers                              --                   53,167                  15,886
 Surrenders for benefit
  payments and fees                         --                  (24,653)                     --
 Net loan activity                          --                       --                      --
 Cost of insurance                      (1,499)                  (6,358)                 (2,273)
                                    ----------              -----------              ----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                      3,576                   24,718                  16,030
                                    ----------              -----------              ----------
 Net increase (decrease) in
  net assets                             5,267                   48,735                  15,569
NET ASSETS:
 Beginning of year                      16,351                  105,935                  24,588
                                    ----------              -----------              ----------
 End of year                           $21,618                 $154,670                 $40,157
                                    ==========              ===========              ==========

(e)  This fund closed on April 28, 2006.

(f)  Formerly American Opportunities. Change effective July 3, 2006.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

-------------------------------------------------------------------------------


                                                                               DIVIDEND
                                  BALANCED GROWTH      FLEXIBLE INCOME          GROWTH
                                    SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
---------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                   $157                  $895                 $184
 Net realized gain (loss) on
  security transactions                    --                    (3)                   5
 Net realized gain on
  distributions                           322                    --                   --
 Net unrealized appreciation
  (depreciation) of
  investments during the year             303                   (56)               1,742
                                      -------             ---------            ---------
 Net increase (decrease) in
  net assets resulting from
  operations                              782                   836                1,931
                                      -------             ---------            ---------
UNIT TRANSACTIONS:
 Purchases                              2,714                 4,687                6,136
 Net transfers                             (2)                   --                    1
 Surrenders for benefit
  payments and fees                        --                    --                   --
 Net loan activity                         --                    --                   --
 Cost of insurance                       (697)               (1,405)              (1,785)
                                      -------             ---------            ---------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                     2,015                 3,282                4,352
                                      -------             ---------            ---------
 Net increase (decrease) in
  net assets                            2,797                 4,118                6,283
NET ASSETS:
 Beginning of year                      5,106                12,131               14,100
                                      -------             ---------            ---------
 End of year                           $7,903               $16,249              $20,383
                                      =======             =========            =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                             OPPENHEIMER
                                                                               CAPITAL               OPPENHEIMER
                                                    EQUALLY-WEIGHTED         APPRECIATION               GLOBAL
                                MONEY MARKET             S&P 500               FUND/VA            SECURITIES FUND/VA
                                 SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT             SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income               $12,698                 $207                      $2                 $4,444
 Net realized gain (loss)
  on security transactions                --                5,177                   1,594                 (8,102)
 Net realized gain on
  distributions                           --                1,038                      --                 27,528
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                                    --               (2,693)                229,218                 63,536
                                 -----------            ---------            ------------             ----------
 Net increase (decrease)
  in net assets resulting
  from operations                     12,698                3,729                 230,814                 87,406
                                 -----------            ---------            ------------             ----------
UNIT TRANSACTIONS:
 Purchases                           289,028                5,194                 119,337                 71,224
 Net transfers                      (587,443)               1,145               2,128,455                707,323
 Surrenders for benefit
  payments and fees                 (151,230)             (25,339)                (59,421)                    --
 Net loan activity                   (12,526)              (8,071)                     --                     --
 Cost of insurance                   (25,925)              (2,619)                (68,879)               (50,163)
                                 -----------            ---------            ------------             ----------
 Net increase (decrease)
  in net assets resulting
  from unit transactions            (488,096)             (29,690)              2,119,492                728,384
                                 -----------            ---------            ------------             ----------
 Net increase (decrease)
  in net assets                     (475,398)             (25,961)              2,350,306                815,790
NET ASSETS:
 Beginning of year                   608,868               46,767                     308                112,969
                                 -----------            ---------            ------------             ----------
 End of year                        $133,470              $20,806              $2,350,614               $928,759
                                 ===========            =========            ============             ==========


                                                            PUTNAM VT               PUTNAM VT
                                  OPPENHEIMER              DIVERSIFIED             GLOBAL ASSET
                              MAIN STREET FUND/VA          INCOME FUND           ALLOCATION FUND
                                  SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT
--------------------------  ------------------------------------------------------------------------
OPERATIONS:
 Net investment income                   $300                  $158,917                 $32,584
 Net realized gain (loss)
  on security transactions                 48                     5,145                 (43,547)
 Net realized gain on
  distributions                            --                        --                      --
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                                  7,573                     9,619                 128,861
                                   ----------              ------------            ------------
 Net increase (decrease)
  in net assets resulting
  from operations                       7,921                   173,681                 117,898
                                   ----------              ------------            ------------
UNIT TRANSACTIONS:
 Purchases                             27,025                        --                      --
 Net transfers                         62,482                   (28,583)               (287,061)
 Surrenders for benefit
  payments and fees                        --                   (25,555)                (18,238)
 Net loan activity                         --                        --                      --
 Cost of insurance                     (6,855)                 (120,114)                (49,043)
                                   ----------              ------------            ------------
 Net increase (decrease)
  in net assets resulting
  from unit transactions               82,652                  (174,252)               (354,342)
                                   ----------              ------------            ------------
 Net increase (decrease)
  in net assets                        90,573                      (571)               (236,444)
NET ASSETS:
 Beginning of year                      9,919                 2,737,505               1,101,423
                                   ----------              ------------            ------------
 End of year                         $100,492                $2,736,934                $864,979
                                   ==========              ============            ============

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

-------------------------------------------------------------------------------

                                                         PUTNAM VT              PUTNAM VT
                                      PUTNAM VT         GROWTH AND                HEALTH
                                 GLOBAL EQUITY FUND     INCOME FUND           SCIENCES FUND
                                     SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT
-----------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                    $36,648           $371,651                 $6,492
 Net realized gain (loss) on
  security transactions                   223,672             32,613                  8,515
 Net realized gain on
  distributions                                --            496,007                     --
 Net unrealized appreciation
  (depreciation) of
  investments during the year           1,106,796          2,336,171                 16,025
                                    -------------      -------------           ------------
 Net increase (decrease) in
  net assets resulting from
  operations                            1,367,116          3,236,442                 31,032
                                    -------------      -------------           ------------
UNIT TRANSACTIONS:
 Purchases                                597,296          1,741,486                     --
 Net transfers                         (1,120,800)          (680,766)              (163,156)
 Surrenders for benefit
  payments and fees                      (194,719)          (541,589)               (31,081)
 Net loan activity                        (53,956)           (41,600)                 2,592
 Cost of insurance                       (396,588)        (1,339,728)               (82,495)
                                    -------------      -------------           ------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                    (1,168,767)          (862,197)              (274,140)
                                    -------------      -------------           ------------
 Net increase (decrease) in
  net assets                              198,349          2,374,245               (243,108)
NET ASSETS:
 Beginning of year                      6,301,936         20,637,695              1,331,922
                                    -------------      -------------           ------------
 End of year                           $6,500,285        $23,011,940             $1,088,814
                                    =============      =============           ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                               PUTNAM VT           PUTNAM VT
                                    PUTNAM VT            PUTNAM VT        INTERNATIONAL GROWTH   INTERNATIONAL
                                 HIGH YIELD FUND        INCOME FUND         AND INCOME FUND       EQUITY FUND
                                   SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                $890,122             $288,647               $54,116            $145,760
 Net realized gain (loss) on
  security transactions                 61,582                2,275               216,951             345,122
 Net realized gain on
  distributions                             --                   --                    --                  --
 Net unrealized appreciation
  (depreciation) of
  investments during the year          227,201               38,094               681,520           4,105,243
                                   -----------          -----------           -----------         -----------
 Net increase (decrease) in
  net assets resulting from
  operations                         1,178,905              329,016               952,587           4,596,125
                                   -----------          -----------           -----------         -----------
UNIT TRANSACTIONS:
 Purchases                             976,918              967,720                    --           1,374,180
 Net transfers                        (697,815)             211,510              (282,497)            114,984
 Surrenders for benefit
  payments and fees                   (415,960)            (230,962)             (199,994)         (1,129,978)
 Net loan activity                      (2,195)             (16,197)                   --              (7,810)
 Cost of insurance                    (631,199)            (439,137)             (163,732)         (1,147,409)
                                   -----------          -----------           -----------         -----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                   (770,251)             492,934              (646,223)           (796,033)
                                   -----------          -----------           -----------         -----------
 Net increase (decrease) in
  net assets                           408,654              821,950               306,364           3,800,092
NET ASSETS:
 Beginning of year                  11,150,231            6,370,511             3,789,772          16,805,409
                                   -----------          -----------           -----------         -----------
 End of year                       $11,558,885           $7,192,461            $4,096,136         $20,605,501
                                   ===========          ===========           ===========         ===========

                                          PUTNAM VT                                  PUTNAM VT
                                        INTERNATIONAL            PUTNAM VT             MONEY
                                   NEW OPPORTUNITIES FUND     INVESTORS FUND        MARKET FUND
                                         SUB-ACCOUNT            SUB-ACCOUNT         SUB-ACCOUNT
-----------------------------  -------------------------------------------------------------------
OPERATIONS:
 Net investment income                      $11,244                  $7,355            $13,244
 Net realized gain (loss) on
  security transactions                     (79,213)                (32,852)                --
 Net realized gain on
  distributions                                  --                      --                 --
 Net unrealized appreciation
  (depreciation) of
  investments during the year               241,574                 175,218                 --
                                         ----------             -----------          ---------
 Net increase (decrease) in
  net assets resulting from
  operations                                173,605                 149,721             13,244
                                         ----------             -----------          ---------
UNIT TRANSACTIONS:
 Purchases                                       --                      --                 --
 Net transfers                              (12,275)                (73,425)           (78,134)
 Surrenders for benefit
  payments and fees                        (182,299)                (18,665)            (1,642)
 Net loan activity                               --                      --                 --
 Cost of insurance                          (42,824)               (104,898)           (16,059)
                                         ----------             -----------          ---------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                        (237,398)               (196,988)           (95,835)
                                         ----------             -----------          ---------
 Net increase (decrease) in
  net assets                                (63,793)                (47,267)           (82,591)
NET ASSETS:
 Beginning of year                          821,647               1,182,339            351,344
                                         ----------             -----------          ---------
 End of year                               $757,854              $1,135,072           $268,753
                                         ==========             ===========          =========

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

-------------------------------------------------------------------------------

                                                                                   PUTNAM VT
                                       PUTNAM VT               PUTNAM VT         OTC & EMERGING
                                 NEW OPPORTUNITIES FUND     NEW VALUE FUND        GROWTH FUND
                                      SUB-ACCOUNT             SUB-ACCOUNT         SUB-ACCOUNT
-------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                    $14,526                 $34,064                $ --
 Net realized gain (loss) on
  security transactions                    26,036                  40,757            (342,628)
 Net realized gain on
  distributions                                --                 180,720                  --
 Net unrealized appreciation
  (depreciation) of
  investments during the year             700,673                 159,167             437,706
                                      -----------             -----------          ----------
 Net increase (decrease) in
  net assets resulting from
  operations                              741,235                 414,708              95,078
                                      -----------             -----------          ----------
UNIT TRANSACTIONS:
 Purchases                              1,019,824                      --                  --
 Net transfers                            (99,288)                (38,617)            (70,300)
 Surrenders for benefit
  payments and fees                      (271,094)                (69,580)            (96,895)
 Net loan activity                         (6,701)                 (9,184)              2,592
 Cost of insurance                       (580,770)               (130,747)            (56,497)
                                      -----------             -----------          ----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                        61,971                (248,128)           (221,100)
                                      -----------             -----------          ----------
 Net increase (decrease) in
  net assets                              803,206                 166,580            (126,022)
NET ASSETS:
 Beginning of year                      8,328,400               2,722,777             880,862
                                      -----------             -----------          ----------
 End of year                           $9,131,606              $2,889,357            $754,840
                                      ===========             ===========          ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                    PUTNAM VT           PUTNAM VT            PUTNAM VT
                                    SMALL CAP       THE GEORGE PUTNAM    UTILITIES GROWTH         PUTNAM VT
                                   VALUE FUND         FUND OF BOSTON      AND INCOME FUND        VISTA FUND
                                   SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                    $846             $19,068              $36,893                 $ --
 Net realized gain (loss) on
  security transactions                 (2,561)             13,966               (7,096)            (254,626)
 Net realized gain on
  distributions                         25,909              24,652                   --                   --
 Net unrealized appreciation
  (depreciation) of
  investments during the year           29,291              22,709              246,317              336,879
                                   -----------          ----------          -----------          -----------
 Net increase (decrease) in
  net assets resulting from
  operations                            53,485              80,395              276,114               82,253
                                   -----------          ----------          -----------          -----------
UNIT TRANSACTIONS:
 Purchases                              69,569                  --                   --                   --
 Net transfers                         348,217             (88,954)            (334,006)            (131,192)
 Surrenders for benefit
  payments and fees                       (684)            (19,760)             (12,051)            (210,299)
 Net loan activity                          --                  --                   --                7,776
 Cost of insurance                     (32,184)            (47,010)             (55,338)             (86,793)
                                   -----------          ----------          -----------          -----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                    384,918            (155,724)            (401,395)            (420,508)
                                   -----------          ----------          -----------          -----------
 Net increase (decrease) in
  net assets                           438,403             (75,329)            (125,281)            (338,255)
NET ASSETS:
 Beginning of year                     129,333             752,962            1,145,536            1,421,969
                                   -----------          ----------          -----------          -----------
 End of year                          $567,736            $677,633           $1,020,255           $1,083,714
                                   ===========          ==========          ===========          ===========

                                                      PUTNAM VT           PUTNAM VT
                                PUTNAM VT              CAPITAL              EQUITY
                               VOYAGER FUND      OPPORTUNITIES FUND      INCOME FUND
                               SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT
-----------------------------  ---------------------------------------------------------
OPERATIONS:
 Net investment income             $66,353                  $896             $13,859
 Net realized gain (loss) on
  security transactions            (49,127)                4,212                 517
 Net realized gain on
  distributions                         --                65,223              37,491
 Net unrealized appreciation
  (depreciation) of
  investments during the year      978,380                71,120             159,886
                               -----------           -----------          ----------
 Net increase (decrease) in
  net assets resulting from
  operations                       995,606               141,451             211,753
                               -----------           -----------          ----------
UNIT TRANSACTIONS:
 Purchases                       1,900,061               161,197             115,770
 Net transfers                  (1,261,721)              289,841             181,636
 Surrenders for benefit
  payments and fees             (1,594,698)              (33,151)            (66,273)
 Net loan activity                 (27,178)                   --              (1,908)
 Cost of insurance              (1,136,014)             (113,001)           (109,073)
                               -----------           -----------          ----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions             (2,119,550)              304,886             120,152
                               -----------           -----------          ----------
 Net increase (decrease) in
  net assets                    (1,123,944)              446,337             331,905
NET ASSETS:
 Beginning of year              18,675,107               771,617           1,100,310
                               -----------           -----------          ----------
 End of year                   $17,551,163            $1,217,954          $1,432,215
                               ===========           ===========          ==========

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

-------------------------------------------------------------------------------

                                                             VAN KAMPEN LIT
                                  GROWTH AND INCOME             COMSTOCK
                                     SUB-ACCOUNT               SUB-ACCOUNT
---------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                    $2,012                      $8,004
 Net realized gain (loss) on
  security transactions                     (269)                        222
 Net realized gain on
  distributions                           13,361                      37,215
 Net unrealized appreciation
  (depreciation) of
  investments during the year             17,663                     400,090
                                      ----------             ---------------
 Net increase (decrease) in
  net assets resulting from
  operations                              32,767                     445,531
                                      ----------             ---------------
UNIT TRANSACTIONS:
 Purchases                                 7,219                     347,526
 Net transfers                            57,470                   3,212,316
 Surrenders for benefit
  payments and fees                         (800)                    (59,288)
 Net loan activity                       (15,967)                         --
 Cost of insurance                       (12,185)                   (145,817)
                                      ----------             ---------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                       35,737                   3,354,737
                                      ----------             ---------------
 Net increase (decrease) in
  net assets                              68,504                   3,800,268
NET ASSETS:
 Beginning of year                       185,202                     248,013
                                      ----------             ---------------
 End of year                            $253,706                  $4,048,281
                                      ==========             ===============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

-------------------------------------------------------------------------------

1.   ORGANIZATION:

    Separate Account VL II ("the Account") is a separate investment account within Hartford Life and Annuity Insurance Company ("the Company") and is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The Account invests deposits by variable life contract owners of the Company in various mutual funds ("the Funds") as directed by the contract owners.

    The Account invests in the following sub-accounts (collectively, the "Sub-Accounts"): the AllianceBernstein VP International Value Portfolio, AllianceBernstein Small/Mid-Cap Value Portfolio, Alliance Bernstein VPS International Growth Portfolio, AIM V.I. Capital Appreciation Fund, AIM V.I. Core Equity Fund ,AIM V.I. Mid Cap Core Equity Fund, AIM V.I. Small Cap Equity Fund, AIM V.I. Capital Development Fund, American Funds Asset Allocation Fund, American Funds Blue Chip Income and Growth Fund, American Funds Bond Fund, American Funds Global Growth Fund, American Funds Growth Fund, American Funds Growth-Income Fund, American Funds International Fund, American Funds New World Fund, American Funds Global Small Capitalization Fund, Fidelity VIP Asset Manager Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Contrafund Portfolio, Fidelity VIP Overseas Portfolio, Fidelity VIP Mid Cap Portfolio, Franklin Income Securities Fund, Franklin Small-Mid Cap Growth Securities Fund, Franklin Small Cap Value Securities Fund, Franklin Strategic Income Securities Fund, Mutual Shares Securities Fund, Templeton Developing Markets Securities Fund, Templeton Growth Securities Fund, Mutual Discovery Securities Fund, Templeton Global Income Securities Fund, Hartford Advisers HLS Fund, Hartford Total Return Bond HLS Fund, Hartford Capital Appreciation HLS Fund, Hartford Dividend and Growth HLS Fund, Hartford Global Advisers HLS Fund, Hartford Global Growth HLS Fund, Hartford Global Technology HLS Fund, Hartford Disciplined Equity HLS Fund, Hartford Growth Opportunities HLS Fund, Hartford Index HLS Fund, Hartford International Small Company HLS Fund, Hartford International Opportunities HLS Fund, Hartford MidCap HLS Fund, Hartford MidCap Value HLS Fund, Hartford Money Market HLS Fund, Hartford Mortgage Securities HLS Fund, Hartford Small Company HLS Fund, Hartford Stock HLS Fund, Hartford Value Opportunities HLS Fund, Lord Abbett America's Value Portfolio, Lord Abbett Growth and Income Portfolio, MFS Investors Trust Series, MFS New Discovery Series, MFS Total Return Series, Core Plus Fixed Income, Emerging Markets Debt, Emerging Markets Equity, High Yield, U.S. Mid Cap Value, Focus Growth Portfolio, Balanced Growth, Flexible Income, Dividend Growth, Money Market, Equally-Weighted S&P 500, Oppenheimer Capital Appreciation Fund/VA, Oppenheimer Global Securities Fund/VA, Oppenheimer Main Street Fund/VA, Putnam VT Diversified Income Fund, Putnam VT Global Asset Allocation Fund, Putnam VT Global Equity Fund, Putnam VT Growth and Income Fund, Putnam VT Health Sciences Fund, Putnam VT High Yield Fund, Putnam VT Income Fund, Putnam VT International Growth and Income Fund, Putnam VT International Equity Fund, Putnam VT International New Opportunities Fund, Putnam VT Investors Fund, Putnam VT Money Market Fund, Putnam VT New Opportunities Fund, Putnam VT New Value Fund, Putnam VT OTC & Emerging Growth Fund, Putnam VT Small Cap Value Fund, Putnam VT The George Putnam Fund of Boston, Putnam VT Utilities Growth and Income Fund, Putnam VT Vista Fund, Putnam VT Voyager Fund, Putnam VT Capital Opportunities Fund, Putnam VT Equity Income Fund, Growth and Income, and Van Kampen LIT Comstock.

2.   SIGNIFICANT ACCOUNTING POLICIES:

    The following is a summary of significant accounting policies of the Account, which are in accordance with accounting principles generally accepted in the United States of America:

       a) SECURITY TRANSACTIONS -- Security transactions are recorded on the trade date (date the order to buy or sell is executed). Realized gains and losses on the sales of securities are computed using the last in first out method. Dividend and net realized gain on distributions income is accrued as of the ex-dividend date. Net realized gain on distributions income represents those dividends from the Funds, which are characterized as capital gains under tax regulations.

       b) SECURITY VALUATION -- The investments in shares of the Funds are valued at the closing net asset value per share as determined by the appropriate Fund as of December 31, 2007.

       c) UNIT TRANSACTIONS -- Unit transactions are executed based on the unit values calculated at the close of the business day.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

       d) FEDERAL INCOME TAXES -- The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

       e) USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.

       f) MORTALITY RISK -- Net assets allocated to contracts in the annuity period are computed according to the 1983a Individual Annuitant Mortality Table and the Annuity 2000 Table. The Mortality Risk is fully borne by the Company and may result in additional amounts being transferred into the Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company. Currently, all sub-accounts are in the accumulation period.

       g) FAIR VALUE MEASUREMENTS -- In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS 157 provides guidance on how to measure fair value when required under existing accounting standards. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged only in the initial quarter of an entity's fiscal year. The Account will adopt SFAS 157 on January 1, 2008. Adoption of this statement is not expected to have a material impact on the Account's financial statements.

       h) ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES, AN INTERPRETATION OF FASB STATEMENT NO. 109 -- In July 2006, the FASB released "Accounting for Uncertainty in Income Taxes" ("FIN 48") to clarify accounting for income taxes recognized in the financial statements in accordance with FASB 109, "Accounting for Income Taxes." FIN 48 is effective for fiscal years beginning after December 15, 2006 and prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expect to take on a tax return. Upon adoption, as of the first quarter of 2007, FIN 48 did not have an effect on the Account's financial condition.

3.   ADMINISTRATION OF THE ACCOUNT AND RELATED CHARGES:

    DEDUCTIONS AND CHARGES FROM THE ACCOUNT VALUE -- On the policy date and on each subsequent monthly activity date, the Company will charge an expense to cover mortality and expense risk charges, cost of insurance, administrative charges and any other benefits provided by the rider. These charges are included in the accompanying statements of changes in the net assets.

4.   PURCHASES AND SALES OF INVESTMENTS:

    The cost of purchases and proceeds from sales of investments for the year ended December 31, 2007 were as follows:

                                                   PURCHASES        PROCEEDS
SUB-ACCOUNT                                         AT COST        FROM SALES
--------------------------------------------------------------------------------
AllianceBernstein VP International Value
 Portfolio                                           $4,852,232         $784,948
AllianceBernstein Small/Mid-Cap Value
 Portfolio                                            1,310,286        2,153,525
AllianceBernstein VPS International Growth
 Portfolio                                            1,353,712          245,390
AIM V.I. Capital Appreciation Fund                      372,665          219,693
AIM V.I. Core Equity Fund                                36,025           29,904
AIM V.I. Mid Cap Core Equity Fund                       686,968          571,083
AIM V.I. Small Cap Equity Fund                          367,132          101,025
AIM V.I. Capital Development Fund                     2,138,827          153,834
American Funds Asset Allocation Fund                  8,793,720        1,461,615
American Funds Blue Chip Income and Growth
 Fund                                                 3,430,078          773,622

-------------------------------------------------------------------------------

                                                    PURCHASES        PROCEEDS
SUB-ACCOUNT                                          AT COST        FROM SALES
--------------------------------------------------------------------------------
American Funds Bond Fund                             $10,316,433      $2,448,818
American Funds Global Growth Fund                      4,650,650       1,230,603
American Funds Growth Fund                            15,572,791       3,553,271
American Funds Growth-Income Fund                     11,594,647       2,479,002
American Funds International Fund                      9,881,907       2,366,202
American Funds New World Fund                          4,522,380       1,642,218
American Funds Global Small Capitalization Fund        4,048,304       1,641,027
Fidelity VIP Asset Manager Portfolio                     639,238       1,219,506
Fidelity VIP Equity-Income Portfolio                   3,762,106       3,064,685
Fidelity VIP Contrafund Portfolio                      7,044,965         861,910
Fidelity VIP Overseas Portfolio                          115,589         256,809
Fidelity VIP Mid Cap Portfolio                         3,416,504         515,474
Franklin Income Securities Fund                        4,859,288         216,421
Franklin Small-Mid Cap Growth Securities Fund             17,745          51,589
Franklin Small Cap Value Securities Fund               1,873,999       1,194,350
Franklin Strategic Income Securities Fund                 10,467          89,185
Mutual Shares Securities Fund                          5,246,905         563,883
Templeton Developing Markets Securities Fund               3,392          15,829
Templeton Growth Securities Fund                       1,375,372         159,672
Mutual Discovery Securities Fund                       3,260,123         608,234
Templeton Global Income Securities Fund                  720,285          23,217
Hartford Advisers HLS Fund                             8,580,840       3,631,789
Hartford Total Return Bond HLS Fund                    9,612,251       8,511,741
Hartford Capital Appreciation HLS Fund                25,132,312      10,489,209
Hartford Dividend and Growth HLS Fund                 10,367,400       3,691,730
Hartford Global Advisers HLS Fund                         33,376          30,674
Hartford Global Growth HLS Fund                           60,052          61,686
Hartford Global Technology HLS Fund                           --          49,312
Hartford Disciplined Equity HLS Fund                     556,544         868,113
Hartford Growth Opportunities HLS Fund                 3,754,840       1,683,227
Hartford Index HLS Fund                                7,855,873       6,158,187
Hartford International Small Company HLS Fund          2,917,862       1,472,191
Hartford International Opportunities HLS Fund          7,623,039       4,821,099
Hartford MidCap HLS Fund                               9,029,781       6,905,009
Hartford MidCap Value HLS Fund                         2,591,632       1,315,763
Hartford Money Market HLS Fund                        43,184,370      36,689,450
Hartford Mortgage Securities HLS Fund                    957,963         882,245
Hartford Small Company HLS Fund                        4,303,607       2,652,229
Hartford Stock HLS Fund                               11,708,342       6,446,972
Hartford Value Opportunities HLS Fund                  4,034,869       3,124,004
Lord Abbett America's Value Portfolio                    811,440          83,599
Lord Abbett Growth and Income Portfolio                  784,320         170,007
MFS Investors Trust Series                                30,883           3,395
MFS New Discovery Series                                 193,563          97,557
MFS Total Return Series                                2,618,962       1,113,143
Core Plus Fixed Income                                    53,571           5,946
Emerging Markets Debt                                      5,365          18,370
Emerging Markets Equity                                    1,596             366

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                    PURCHASES        PROCEEDS
SUB-ACCOUNT                                          AT COST        FROM SALES
--------------------------------------------------------------------------------
High Yield                                                $7,184         $18,886
U.S. Mid Cap Value                                     2,597,098         245,927
Focus Growth Portfolio                                    10,673           2,508
Balanced Growth                                            2,951              --
Flexible Income                                            5,804           1,319
Dividend Growth                                            5,654           1,186
Money Market                                             149,599         114,274
Equally-Weighted S&P 500                                   8,646           3,085
Oppenheimer Capital Appreciation Fund/VA                 759,020         283,491
Oppenheimer Global Securities Fund/VA                    894,975         243,765
Oppenheimer Main Street Fund/VA                          150,867          17,100
Putnam VT Diversified Income Fund                        132,174         237,213
Putnam VT Global Asset Allocation Fund                     6,220          69,434
Putnam VT Global Equity Fund                             520,402       1,431,869
Putnam VT Growth and Income Fund                       4,272,832       4,761,770
Putnam VT Health Sciences Fund                            11,835         125,095
Putnam VT High Yield Fund                              2,034,591       1,175,259
Putnam VT Income Fund                                  2,362,945       1,488,344
Putnam VT International Growth and Income Fund           820,934         280,109
Putnam VT International Equity Fund                    4,271,794       2,596,684
Putnam VT International New Opportunities Fund             8,634          73,383
Putnam VT Investors Fund                                   5,826         284,369
Putnam VT Money Market Fund                               12,487         194,768
Putnam VT New Opportunities Fund                         585,828       1,209,517
Putnam VT New Value Fund                                 301,961         578,236
Putnam VT OTC & Emerging Growth Fund                      24,108         174,176
Putnam VT Small Cap Value Fund                           812,285          83,945
Putnam VT The George Putnam Fund of Boston                83,847         130,645
Putnam VT Utilities Growth and Income Fund                20,665         208,644
Putnam VT Vista Fund                                          --         148,907
Putnam VT Voyager Fund                                   692,504       3,213,911
Putnam VT Capital Opportunities Fund                     495,545         161,640
Putnam VT Equity Income Fund                             405,270         438,090
Growth and Income                                         62,772           6,326
Van Kampen LIT Comstock                                2,121,553         190,307
                                                  --------------  --------------
                                                    $297,738,871    $151,867,739
                                                  ==============  ==============

5.   CHANGES IN UNITS OUTSTANDING:

    The changes in units outstanding for the year ended December 31, 2007 were as follows:

                                  UNITS         UNITS          NET INCREASE
SUB-ACCOUNT                       ISSUED       REDEEMED         (DECREASE)
--------------------------------------------------------------------------------
AllianceBernstein VP
 International Value
 Portfolio                          368,609        78,064           290,545
AllianceBernstein
 Small/Mid-Cap Value
 Portfolio                           98,398       173,449           (75,051)
AllianceBernstein VPS
 International Growth
 Portfolio                          103,975        22,457            81,518
AIM V.I. Capital Appreciation
 Fund                                37,681        25,485            12,196
AIM V.I. Core Equity Fund             2,454         2,178               276
AIM V.I. Mid Cap Core Equity
 Fund                                48,554        45,179             3,375

-------------------------------------------------------------------------------

                                  UNITS         UNITS          NET INCREASE
SUB-ACCOUNT                       ISSUED       REDEEMED         (DECREASE)
--------------------------------------------------------------------------------
AIM V.I. Small Cap Equity
 Fund                                27,835         8,300            19,535
AIM V.I. Capital Development
 Fund                               143,782        14,540           129,242
American Funds Asset
 Allocation Fund                    602,801       240,196           362,605
American Funds Blue Chip
 Income and Growth Fund             216,024       103,668           112,356
American Funds Bond Fund            848,961       295,519           553,442
American Funds Global Growth
 Fund                             2,870,174     1,653,441         1,216,733
American Funds Growth Fund       11,766,349     6,743,800         5,022,549
American Funds Growth-Income
 Fund                             8,958,672     5,216,847         3,741,825
American Funds International
 Fund                               422,504       198,204           224,300
American Funds New World Fund       155,012        93,266            61,746
American Funds Global Small
 Capitalization Fund              1,332,887     1,101,388           231,499
Fidelity VIP Asset Manager
 Portfolio                          170,200       500,330          (330,130)
Fidelity VIP Equity-Income
 Portfolio                          697,636     1,226,451          (528,815)
Fidelity VIP Contrafund
 Portfolio                          400,220        97,616           302,604
Fidelity VIP Overseas
 Portfolio                               --        93,966           (93,966)
Fidelity VIP Mid Cap
 Portfolio                          256,781        59,708           197,073
Franklin Income Securities
 Fund                               428,821        53,184           375,637
Franklin Small-Mid Cap Growth
 Securities Fund                        971         3,703            (2,732)
Franklin Small Cap Value
 Securities Fund                     90,381        85,433             4,948
Franklin Strategic Income
 Securities Fund                        319         5,615            (5,296)
Mutual Shares Securities Fund       308,346        72,608           235,738
Templeton Developing Markets
 Securities Fund                         72           456              (384)
Templeton Growth Securities
 Fund                               116,014        20,032            95,982
Mutual Discovery Securities
 Fund                               275,841        66,889           208,952
Templeton Global Income
 Securities Fund                     66,951         2,553            64,398
Hartford Advisers HLS Fund        1,640,848     2,063,332          (422,484)
Hartford Total Return Bond
 HLS Fund                         4,554,168     5,102,432          (548,264)
Hartford Capital Appreciation
 HLS Fund                         1,729,547     2,346,508          (616,961)
Hartford Dividend and Growth
 HLS Fund                         2,121,011     1,772,616           348,395
Hartford Global Advisers HLS
 Fund                                     3        18,533           (18,530)
Hartford Global Growth HLS
 Fund                                     1        42,351           (42,350)
Hartford Global Technology
 HLS Fund                                --        53,383           (53,383)
Hartford Disciplined Equity
 HLS Fund                           474,302       741,117          (266,815)
Hartford Growth Opportunities
 HLS Fund                           132,765        93,621            39,144
Hartford Index HLS Fund           1,604,883     2,247,319          (642,436)
Hartford International Small
 Company HLS Fund                    87,517        72,056            15,461
Hartford International
 Opportunities HLS Fund           1,321,814     1,821,540          (499,726)
Hartford MidCap HLS Fund          1,045,076     2,288,345        (1,243,269)
Hartford MidCap Value HLS
 Fund                                78,460        82,807            (4,347)
Hartford Money Market HLS
 Fund                            42,232,792    39,777,362         2,455,430
Hartford Mortgage Securities
 HLS Fund                           414,569       543,087          (128,518)
Hartford Small Company HLS
 Fund                               864,989     1,554,320          (689,331)
Hartford Stock HLS Fund           1,554,457     2,472,772          (918,315)
Hartford Value Opportunities
 HLS Fund                           159,497       179,598           (20,101)
Lord Abbett America's Value
 Portfolio                           64,643        10,503            54,140
Lord Abbett Growth and Income
 Portfolio                           58,257        17,941            40,316
MFS Investors Trust Series            2,475           271             2,204
MFS New Discovery Series             10,613         7,558             3,055

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                  UNITS         UNITS          NET INCREASE
SUB-ACCOUNT                       ISSUED       REDEEMED         (DECREASE)
--------------------------------------------------------------------------------
MFS Total Return Series             188,264       117,742            70,522
Core Plus Fixed Income                3,844           784             3,060
Emerging Markets Debt                   204           989              (785)
Emerging Markets Equity                  11            11                --
High Yield                              347         1,294              (947)
U.S. Mid Cap Value                  232,004        25,472           206,532
Focus Growth Portfolio                  887           194               693
Balanced Growth                         189            49               140
Flexible Income                         322            90               232
Dividend Growth                         477           145               332
Money Market                         15,050        12,495             2,555
Equally-Weighted S&P 500                369           187               182
Oppenheimer Capital
 Appreciation Fund/VA                69,902        32,239            37,663
Oppenheimer Global Securities
 Fund/VA                             67,681        23,428            44,253
Oppenheimer Main Street
 Fund/VA                             12,223         1,570            10,653
Putnam VT Diversified Income
 Fund                                    --        11,222           (11,222)
Putnam VT Global Asset
 Allocation Fund                         --         2,341            (2,341)
Putnam VT Global Equity Fund         19,037        50,617           (31,580)
Putnam VT Growth and Income
 Fund                                41,501       154,600          (113,099)
Putnam VT Health Sciences
 Fund                                    --         8,410            (8,410)
Putnam VT High Yield Fund            73,382        63,852             9,530
Putnam VT Income Fund               147,261        95,810            51,451
Putnam VT International
 Growth and Income Fund                  --        12,711           (12,711)
Putnam VT International
 Equity Fund                         86,983       157,743           (70,760)
Putnam VT International New
 Opportunities Fund                      --         3,855            (3,855)
Putnam VT Investors Fund                 --        23,291           (23,291)
Putnam VT Money Market Fund           2,789       114,978          (112,189)
Putnam VT New Opportunities
 Fund                                38,456        62,153           (23,697)
Putnam VT New Value Fund                 --        25,248           (25,248)
Putnam VT OTC & Emerging
 Growth Fund                          2,554        19,550           (16,996)
Putnam VT Small Cap Value
 Fund                                65,800        10,789            55,011
Putnam VT The George Putnam
 Fund of Boston                          --         7,891            (7,891)
Putnam VT Utilities Growth
 and Income Fund                          1         5,710            (5,709)
Putnam VT Vista Fund                     --        10,599           (10,599)
Putnam VT Voyager Fund               51,297       125,854           (74,557)
Putnam VT Capital
 Opportunities Fund                  26,422        13,086            13,336
Putnam VT Equity Income Fund         19,811        28,333            (8,522)
Growth and Income                     3,516           795             2,721
Van Kampen LIT Comstock             182,995        39,774           143,221

    The changes in units outstanding for the year ended December 31, 2006 were as follows:

                                  UNITS         UNITS          NET INCREASE
SUB-ACCOUNT                       ISSUED       REDEEMED         (DECREASE)
--------------------------------------------------------------------------------
AllianceBernstein VP
 International Value
 Portfolio                          109,316         2,123           107,193
AllianceBernstein
 Small/Mid-Cap Value
 Portfolio                          228,009        13,566           214,443
AIM V.I. Capital Appreciation
 Fund                               214,341        16,237           198,104
AIM V.I. Core Equity Fund             3,161         1,403             1,758
AIM V.I. Mid Cap Core Equity
 Fund                                48,963        60,100           (11,137)

-------------------------------------------------------------------------------

                                  UNITS         UNITS          NET INCREASE
SUB-ACCOUNT                       ISSUED       REDEEMED         (DECREASE)
--------------------------------------------------------------------------------
AIM V.I. Small Cap Equity
 Fund                                14,642         1,006            13,636
AIM V.I. Capital Development
 Fund                                39,396        20,003            19,393
American Funds Asset
 Allocation Fund                    537,464       261,598           275,866
American Funds Blue Chip
 Income and Growth Fund             228,695        93,914           134,781
American Funds Bond Fund            442,493       155,990           286,503
American Funds Global Growth
 Fund                             3,035,676     1,603,762         1,431,914
American Funds Growth Fund       16,204,577    13,514,764         2,689,813
American Funds Growth-Income
 Fund                             9,594,112     7,688,612         1,905,500
American Funds International
 Fund                               450,443       206,316           244,127
American Funds New World Fund       210,807       151,995            58,812
American Funds Global Small
 Capitalization Fund              1,400,635     1,925,897          (525,262)
Fidelity VIP Asset Manager
 Portfolio                               --       348,103          (348,103)
Fidelity VIP Equity-Income
 Portfolio                          986,602     1,298,435          (311,833)
Fidelity VIP Contrafund
 Portfolio                          283,448        27,525           255,923
Fidelity VIP Overseas
 Portfolio                              394        62,512           (62,118)
Fidelity VIP Mid Cap
 Portfolio                          171,572        50,384           121,188
Franklin Income Securities
 Fund                               206,034         8,541           197,493
Franklin Small-Mid Cap Growth
 Securities Fund                      4,302           336             3,966
Franklin Small Cap Value
 Securities Fund                    130,064       177,390           (47,326)
Franklin Strategic Income
 Securities Fund                      5,912           294             5,618
Mutual Shares Securities Fund       187,960       183,023             4,937
Templeton Developing Markets
 Securities Fund                        105           264              (159)
Templeton Growth Securities
 Fund                                43,050         1,735            41,315
Mutual Discovery Securities
 Fund                               100,291         2,616            97,675
Hartford Advisers HLS Fund        2,022,473     3,829,070        (1,806,597)
Hartford Total Return Bond
 HLS Fund                         4,295,365     2,923,336         1,372,029
Hartford Capital Appreciation
 HLS Fund                         2,120,544     2,210,597           (90,053)
Hartford Dividend and Growth
 HLS Fund                         2,432,534     2,414,006            18,528
Hartford Global Advisers HLS
 Fund                                    --       132,003          (132,003)
Hartford Global Leaders HLS
 Fund                                    --        57,752           (57,752)
Hartford Global Technology
 HLS Fund                                --        20,013           (20,013)
Hartford Disciplined Equity
 HLS Fund                           697,580     1,069,912          (372,332)
Hartford Growth Opportunities
 HLS Fund                           123,684       252,749          (129,065)
Hartford Index HLS Fund           2,125,958     4,741,300        (2,615,342)
Hartford International Small
 Company HLS Fund                   139,673       100,159            39,514
Hartford International
 Opportunities HLS Fund           1,601,806     1,157,386           444,420
Hartford MidCap HLS Fund          2,271,280     2,395,919          (124,639)
Hartford MidCap Value HLS
 Fund                               163,916        75,721            88,195
Hartford Money Market HLS
 Fund                            40,821,439    40,129,312           692,127
Hartford Mortgage Securities
 HLS Fund                           560,183       567,445            (7,262)
Hartford Small Company HLS
 Fund                             2,762,695     3,476,014          (713,319)
Hartford Stock HLS Fund           2,440,635     3,134,279          (693,644)
Hartford Value Opportunities
 HLS Fund                           182,372       412,012          (229,640)
Lord Abbett America's Value
 Portfolio                           55,562         2,103            53,459
Lord Abbett Growth and Income
 Portfolio                           63,617         5,252            58,365
MFS Investors Trust Series              833            46               787
MFS New Discovery Series             23,450        16,313             7,137
MFS Total Return Series             263,566       155,074           108,492

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                  UNITS         UNITS          NET INCREASE
SUB-ACCOUNT                       ISSUED       REDEEMED         (DECREASE)
--------------------------------------------------------------------------------
Core Plus Fixed Income                5,309         1,923             3,386
Emerging Markets Debt                   220            63               157
Emerging Markets Equity                  18            13                 5
High Yield                              377           109               268
U.S. Mid Cap Value                    3,990         2,279             1,711
Focus Growth Portfolio                1,545           202             1,343
Balanced Growth                         209            54               155
Flexible Income                         341           102               239
Dividend Growth                         531           153               378
Money Market                         30,012        76,118           (46,106)
Equally-Weighted S&P 500                435         2,535            (2,100)
Oppenheimer Capital
 Appreciation Fund/VA               226,664        17,080           209,584
Oppenheimer Global Securities
 Fund/VA                             76,540        13,202            63,338
Oppenheimer Main Street
 Fund/VA                              8,104           612             7,492
Putnam VT Diversified Income
 Fund                                    57         8,767            (8,710)
Putnam VT Global Asset
 Allocation Fund                         --        13,244           (13,244)
Putnam VT Global Equity Fund         69,633       112,689           (43,056)
Putnam VT Growth and Income
 Fund                                66,750        90,807           (24,057)
Putnam VT Health Sciences
 Fund                                   226        19,959           (19,733)
Putnam VT High Yield Fund            88,309       109,975           (21,666)
Putnam VT Income Fund               103,026        60,472            42,554
Putnam VT International
 Growth and Income Fund                  51        35,847           (35,796)
Putnam VT International
 Equity Fund                        150,160       195,170           (45,010)
Putnam VT International New
 Opportunities Fund                      --        16,399           (16,399)
Putnam VT Investors Fund                 --        17,619           (17,619)
Putnam VT Money Market Fund              --        59,471           (59,471)
Putnam VT New Opportunities
 Fund                                60,964        56,798             4,166
Putnam VT New Value Fund                246        13,017           (12,771)
Putnam VT OTC & Emerging
 Growth Fund                            434        30,235           (29,801)
Putnam VT Small Cap Value
 Fund                                48,193        12,940            35,253
Putnam VT The George Putnam
 Fund of Boston                          --        10,521           (10,521)
Putnam VT Utilities Growth
 and Income Fund                         --        13,826           (13,826)
Putnam VT Vista Fund                    807        31,597           (30,790)
Putnam VT Voyager Fund               78,525       143,421           (64,896)
Putnam VT Capital
 Opportunities Fund                  31,447        13,206            18,241
Putnam VT Equity Income Fund         22,025        14,207             7,818
Growth and Income                     4,702         2,131             2,571
Van Kampen LIT Comstock             332,306        20,121           312,185

-------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS:

    The following is a summary of units, unit fair value, contract owners' equity, expense ratios, investment income ratios, and total return showing the minimum and maximum contract charges for which a series of each Sub-Account has outstanding units.

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
ALLIANCEBERNSTEIN VP
 INTERNATIONAL VALUE PORTFOLIO
 2007  Lowest contract charges          397,738    $13.001625      $5,171,241
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          107,193     12.314196       1,319,992
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
ALLIANCEBERNSTEIN SMALL/MID-CAP
 VALUE PORTFOLIO
 2007  Lowest contract charges          141,542     11.656335       1,649,856
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          216,593     11.480951       2,486,688
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges            2,150     10.053255          21,612
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
ALLIANCEBERNSTEIN VPS
 INTERNATIONAL GROWTH PORFOLIO
 2007  Lowest contract charges           81,518     11.735231         956,630
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
AIM V.I. CAPITAL APPRECIATION
 FUND
 2007  Lowest contract charges          212,999     12.614437       2,686,865
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          200,803     11.261514       2,261,344
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges            2,699     10.594074          28,588
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
AIM V.I. CORE EQUITY FUND
 2007  Lowest contract charges           13,185     15.685297         206,809
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           12,909     14.507758         187,285
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                     INVESTMENT
                                      EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                           RATIO*          RATIO**           RETURN***
---------------------------------  --------------------------------------------------
ALLIANCEBERNSTEIN VP
 INTERNATIONAL VALUE PORTFOLIO
 2007  Lowest contract charges           --              0.70%              5.58%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.04%             23.14%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
ALLIANCEBERNSTEIN SMALL/MID-CAP
 VALUE PORTFOLIO
 2007  Lowest contract charges           --              0.92%              1.53%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.05%             14.20%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --                --               0.53%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
ALLIANCEBERNSTEIN VPS
 INTERNATIONAL GROWTH PORFOLIO
 2007  Lowest contract charges           --              1.60%             17.35%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
AIM V.I. CAPITAL APPRECIATION
 FUND
 2007  Lowest contract charges           --                --              12.01%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.11%              6.30%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              0.41%              5.94%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
AIM V.I. CORE EQUITY FUND
 2007  Lowest contract charges           --              1.12%              8.12%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              1.62%             15.24%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
AIM V.I. MID CAP CORE EQUITY FUND
 2007  Lowest contract charges          218,610    $17.005072      $3,717,479
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          215,235     15.522798       3,341,054
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges          226,372     13.954120       3,158,816
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges           91,618     12.966631       1,187,976
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges           16,226     11.392463         184,858
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
AIM V.I. SMALL CAP EQUITY FUND
 2007  Lowest contract charges           34,717     12.889339         447,477
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           15,182     12.253694         186,032
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges            1,546     10.434113          16,135
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
AIM V.I. CAPITAL DEVELOPMENT FUND
 2007  Lowest contract charges          148,635     13.312750       1,978,746
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           19,393     12.010285         232,913
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
AMERICAN FUNDS ASSET ALLOCATION
 FUND
 2007  Lowest contract charges        1,913,743     15.977239      30,576,323
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges        1,551,138     14.994647      23,258,760
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges        1,275,272     13.077484      16,677,347
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges          830,729     11.982388       9,954,118
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges          278,663     11.059916       3,081,989
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                     INVESTMENT
                                      EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                           RATIO*          RATIO**           RETURN***
---------------------------------  --------------------------------------------------
AIM V.I. MID CAP CORE EQUITY FUND
 2007  Lowest contract charges           --              0.23%              9.55%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.95%             11.24%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              0.64%              7.62%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              0.18%             13.82%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --                --              13.93%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
AIM V.I. SMALL CAP EQUITY FUND
 2007  Lowest contract charges           --              0.06%              5.19%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --                --              17.44%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --                --               4.34%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
AIM V.I. CAPITAL DEVELOPMENT FUND
 2007  Lowest contract charges           --                --              10.85%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --                --              16.52%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
AMERICAN FUNDS ASSET ALLOCATION
 FUND
 2007  Lowest contract charges           --              2.34%              6.55%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              2.45%             14.66%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              2.54%              9.14%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              2.61%              8.34%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              3.86%             10.60%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
AMERICAN FUNDS BLUE CHIP INCOME
 AND GROWTH FUND
 2007  Lowest contract charges          880,070    $16.351739     $14,390,677
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          767,714     16.027025      12,304,164
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges          632,933     13.649702       8,639,342
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges          473,436     12.728640       6,026,200
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges          195,550     11.598516       2,268,094
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
AMERICAN FUNDS BOND FUND
 2007  Lowest contract charges        1,525,476     12.252603      18,691,050
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          972,034     11.857928      11,526,309
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges          685,531     11.083750       7,598,259
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges          469,544     10.910455       5,122,936
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges          157,942     10.320517       1,630,044
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
AMERICAN FUNDS GLOBAL GROWTH FUND
 2007  Lowest contract charges       13,781,735      1.717724      23,673,217
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges       12,565,002      1.495637      18,792,683
    Highest contract charges                 --     17.724480               9
    Remaining contract charges               --            --              --
 2005  Lowest contract charges       11,133,082      1.241944      13,826,665
    Highest contract charges                  6     14.718054              84
    Remaining contract charges               --            --              --
 2004  Lowest contract charges        9,232,828      1.088710      10,051,872
    Highest contract charges                 12     12.902130             150
    Remaining contract charges               --            --              --
 2003  Lowest contract charges        7,637,190      0.959325       7,326,548
    Highest contract charges                  8     11.368863              91
    Remaining contract charges               --            --              --

                                                     INVESTMENT
                                      EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                           RATIO*          RATIO**           RETURN***
---------------------------------  --------------------------------------------------
AMERICAN FUNDS BLUE CHIP INCOME
 AND GROWTH FUND
 2007  Lowest contract charges           --              2.59%              2.03%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              1.13%             17.42%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              1.01%              7.24%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              0.67%              9.74%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --                --              15.99%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
AMERICAN FUNDS BOND FUND
 2007  Lowest contract charges           --              8.28%              3.33%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              3.86%              6.99%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              3.39%              1.59%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              3.02%              5.72%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --                --               3.21%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
AMERICAN FUNDS GLOBAL GROWTH FUND
 2007  Lowest contract charges           --              2.75%             14.85%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.87%             20.43%
    Highest contract charges             --              0.98%             20.43%
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              0.65%             14.08%
    Highest contract charges             --              0.71%             14.08%
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              0.42%             13.49%
    Highest contract charges             --              0.24%             13.49%
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              0.30%             35.27%
    Highest contract charges             --                --              35.27%
    Remaining contract charges           --                --                 --

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
AMERICAN FUNDS GROWTH FUND
 2007  Lowest contract charges       61,132,996     $1.325073     $81,005,683
    Highest contract charges              6,067     16.660105         101,077
    Remaining contract charges               --            --              --
 2006  Lowest contract charges       56,102,417      1.179431      66,168,930
    Highest contract charges             14,097     14.828943         209,041
    Remaining contract charges               --            --              --
 2005  Lowest contract charges       53,419,520      1.070088      57,163,587
    Highest contract charges              7,181     13.454264          96,609
    Remaining contract charges               --            --              --
 2004  Lowest contract charges       45,726,060      0.920977      42,112,650
    Highest contract charges              5,269     11.579473          61,014
    Remaining contract charges               --            --              --
 2003  Lowest contract charges       31,167,773      0.818667      25,516,028
    Highest contract charges              3,240     10.293163          33,350
    Remaining contract charges               --            --              --
AMERICAN FUNDS GROWTH-INCOME FUND
 2007  Lowest contract charges       48,171,953      1.533170      73,855,794
    Highest contract charges              3,870     14.926191          57,764
    Remaining contract charges               --            --              --
 2006  Lowest contract charges       44,422,779      1.459565      64,837,933
    Highest contract charges             11,219     14.209615         159,415
    Remaining contract charges               --            --              --
 2005  Lowest contract charges       42,523,725      1.266953      53,875,562
    Highest contract charges              4,773     12.334477          58,877
    Remaining contract charges               --            --              --
 2004  Lowest contract charges       40,103,868      1.197136      48,009,785
    Highest contract charges              4,291     11.654792          50,011
    Remaining contract charges               --            --              --
 2003  Lowest contract charges       29,235,666      1.084618      31,709,529
    Highest contract charges              2,659     10.559346          28,077
    Remaining contract charges               --            --              --
AMERICAN FUNDS INTERNATIONAL FUND
 2007  Lowest contract charges            2,219     22.802217          50,595
    Highest contract charges          1,522,625     25.993056      39,577,672
    Remaining contract charges               --            --              --
 2006  Lowest contract charges            7,433     18.998340         141,217
    Highest contract charges          1,293,111     21.656876      28,004,737
    Remaining contract charges               --            --              --
 2005  Lowest contract charges            3,617     15.967935          57,760
    Highest contract charges          1,052,800     18.202405      19,163,499
    Remaining contract charges               --            --              --
 2004  Lowest contract charges            2,664     13.142052          35,011
    Highest contract charges            723,268     14.981085      10,835,340
    Remaining contract charges               --            --              --
 2003  Lowest contract charges            1,585     11.014339          17,458
    Highest contract charges            382,169     12.555634       4,798,380
    Remaining contract charges               --            --              --

                                                     INVESTMENT
                                      EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                           RATIO*          RATIO**           RETURN***
---------------------------------  --------------------------------------------------
AMERICAN FUNDS GROWTH FUND
 2007  Lowest contract charges           --              0.81%             12.35%
    Highest contract charges             --              0.53%             12.35%
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.83%             10.22%
    Highest contract charges             --              0.98%             10.22%
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              0.74%             16.19%
    Highest contract charges             --              0.75%             16.19%
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              0.20%             12.50%
    Highest contract charges             --              0.19%             12.50%
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              0.15%             36.81%
    Highest contract charges             --              0.18%             36.81%
    Remaining contract charges           --                --                 --
AMERICAN FUNDS GROWTH-INCOME FUND
 2007  Lowest contract charges           --              1.58%              5.04%
    Highest contract charges             --              0.87%              5.04%
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              1.62%             15.20%
    Highest contract charges             --              2.09%             15.20%
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              1.38%              5.83%
    Highest contract charges             --              1.39%              5.83%
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              0.98%             10.37%
    Highest contract charges             --              0.96%             10.37%
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              1.25%             32.43%
    Highest contract charges             --              1.77%             32.43%
    Remaining contract charges           --                --                 --
AMERICAN FUNDS INTERNATIONAL FUND
 2007  Lowest contract charges           --              0.78%             20.02%
    Highest contract charges             --              1.59%             20.02%
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              2.04%             18.98%
    Highest contract charges             --              1.76%             18.98%
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              1.62%             21.50%
    Highest contract charges             --              1.66%             21.50%
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              1.41%             19.32%
    Highest contract charges             --              1.62%             19.32%
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              2.79%             34.85%
    Highest contract charges             --              2.11%             25.56%
    Remaining contract charges           --                --                 --

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
AMERICAN FUNDS NEW WORLD FUND
 2007  Lowest contract charges          450,502    $31.240624     $14,073,969
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          388,756     23.629455       9,186,092
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges          329,944     17.820884       5,879,892
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges          176,992     14.760130       2,612,418
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges           29,080     12.424553         361,311
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
AMERICAN FUNDS GLOBAL SMALL
 CAPITALIZATION FUND
 2007  Lowest contract charges        7,499,917      2.468617      18,514,422
    Highest contract charges                204     26.648331           5,432
    Remaining contract charges               --            --              --
 2006  Lowest contract charges        7,268,622      2.032992      14,777,050
    Highest contract charges                 --     21.945843               6
    Remaining contract charges               --            --              --
 2005  Lowest contract charges        7,793,881      1.638805      12,772,651
    Highest contract charges                  3     17.690683              50
    Remaining contract charges               --            --              --
 2004  Lowest contract charges        6,869,948      1.307366       8,981,536
    Highest contract charges                  6     14.112968              81
    Remaining contract charges               --            --              --
 2003  Lowest contract charges        5,760,402      1.081533       6,230,065
    Highest contract charges                  4     11.675119              47
    Remaining contract charges               --            --              --
FIDELITY VIP ASSET MANAGER
 PORTFOLIO
 2007  Lowest contract charges          816,609      2.625733       2,144,197
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges        1,146,739      2.273295       2,606,876
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges        1,494,842      2.118302       3,166,526
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges        1,748,101      2.035964       3,559,071
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges        2,026,030      1.930394       3,911,037
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                     INVESTMENT
                                      EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                           RATIO*          RATIO**           RETURN***
---------------------------------  --------------------------------------------------
AMERICAN FUNDS NEW WORLD FUND
 2007  Lowest contract charges           --              3.30%             32.21%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              1.44%             32.59%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              1.26%             20.74%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              1.49%             18.80%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --                --              24.25%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
AMERICAN FUNDS GLOBAL SMALL
 CAPITALIZATION FUND
 2007  Lowest contract charges           --              2.92%             21.43%
    Highest contract charges             --              3.16%             21.43%
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.45%             24.05%
    Highest contract charges             --              0.54%             24.05%
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              0.90%             25.35%
    Highest contract charges             --              1.03%             25.35%
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --                --              20.88%
    Highest contract charges             --                --              20.88%
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              0.53%             53.53%
    Highest contract charges             --                --              53.53%
    Remaining contract charges           --                --                 --
FIDELITY VIP ASSET MANAGER
 PORTFOLIO
 2007  Lowest contract charges           --              5.97%             15.50%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              2.79%              7.32%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              2.77%              4.04%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              2.79%              5.47%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              3.30%             17.98%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME
 PORTFOLIO
 2007  Lowest contract charges           52,432    $12.616655        $661,517
    Highest contract charges          6,488,472      3.348026      21,723,574
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           26,165     12.458100         325,969
    Highest contract charges          7,043,554      3.297550      23,226,472
    Remaining contract charges               --            --              --
 2005  Lowest contract charges            5,125     10.387944          53,236
    Highest contract charges          7,376,427      2.743539      20,237,514
    Remaining contract charges               --            --              --
 2004  Lowest contract charges        7,144,804      2.591536      18,516,017
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges        6,921,957      2.323637      16,084,115
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
FIDELITY VIP CONTRAFUND PORTFOLIO
 2007  Lowest contract charges          619,032     13.972661       8,649,521
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          316,428     11.911647       3,769,185
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges           60,505     10.689654         646,782
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
FIDELITY VIP OVERSEAS PORTFOLIO
 2007  Lowest contract charges          369,737      2.978729       1,101,347
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          463,703      2.539150       1,177,413
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges          525,821      2.150376       1,130,712
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges          746,523      1.806348       1,348,480
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges        1,762,564      1.589607       2,801,784
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                     INVESTMENT
                                      EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                           RATIO*          RATIO**           RETURN***
---------------------------------  --------------------------------------------------
FIDELITY VIP EQUITY-INCOME
 PORTFOLIO
 2007  Lowest contract charges           --              2.07%              1.27%
    Highest contract charges             --              1.74%              1.53%
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              3.17%             19.93%
    Highest contract charges             --              3.33%             20.19%
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --                --               3.88%
    Highest contract charges             --              1.56%              5.87%
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              1.48%             11.53%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              1.70%             30.33%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
FIDELITY VIP CONTRAFUND PORTFOLIO
 2007  Lowest contract charges           --              1.10%             17.30%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              1.13%             11.43%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --                --               6.90%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
FIDELITY VIP OVERSEAS PORTFOLIO
 2007  Lowest contract charges           --              3.29%             17.31%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.88%             18.08%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              0.75%             19.05%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              1.69%             13.64%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              0.87%             43.37%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
FIDELITY VIP MID CAP PORTFOLIO
 2007  Lowest contract charges          380,876    $13.783318      $5,249,730
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          183,803     11.950350       2,196,507
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges           62,615     10.631702         665,699
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
FRANKLIN INCOME SECURITIES FUND
 2007  Lowest contract charges          573,130     11.872911       6,804,717
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          197,493     11.443038       2,259,923
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
FRANKLIN SMALL-MID CAP GROWTH
 SECURITIES FUND
 2007  Lowest contract charges            3,801     14.036486          53,353
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges            6,533     12.618034          82,435
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges            2,567     11.608814          29,798
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges            2,131     11.078548          23,612
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges            1,471      9.938185          14,617
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                     INVESTMENT
                                      EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                           RATIO*          RATIO**           RETURN***
---------------------------------  --------------------------------------------------
FIDELITY VIP MID CAP PORTFOLIO
 2007  Lowest contract charges           --              0.56%             15.34%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.07%             12.40%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --                --               6.32%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
FRANKLIN INCOME SECURITIES FUND
 2007  Lowest contract charges           --              3.17%              3.76%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.48%             14.43%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
FRANKLIN SMALL-MID CAP GROWTH
 SECURITIES FUND
 2007  Lowest contract charges           --                --              11.24%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --                --               8.69%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --                --               4.79%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --                --              11.48%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --                --              37.24%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
FRANKLIN SMALL CAP VALUE
 SECURITIES FUND
 2007  Lowest contract charges          385,271    $18.707094      $7,207,292
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          380,323     19.163059       7,288,158
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges          427,649     16.381351       7,005,476
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges          440,721     15.061082       6,637,740
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges           43,401     12.170997         528,232
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
FRANKLIN STRATEGIC INCOME
 SECURITIES FUND
 2007  Lowest contract charges            1,033     16.104116          16,632
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges            6,329     15.163760          95,971
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges              711     13.975151           9,938
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges              525     13.737429           7,208
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges              282     12.486991           3,520
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
MUTUAL SHARES SECURITIES FUND
 2007  Lowest contract charges            3,110     16.470500          51,228
    Highest contract charges            730,388     17.350672      12,672,724
    Remaining contract charges               --            --              --
 2006  Lowest contract charges            4,892     15.916691          77,870
    Highest contract charges            492,868     16.767268       8,264,057
    Remaining contract charges               --            --              --
 2005  Lowest contract charges            4,611     13.445436          62,001
    Highest contract charges            488,212     14.163953       6,915,005
    Remaining contract charges               --            --              --
 2004  Lowest contract charges            3,115     12.162024          37,886
    Highest contract charges            307,925     12.811952       3,945,115
    Remaining contract charges               --            --              --
 2003  Lowest contract charges            1,504     10.798029          16,245
    Highest contract charges             77,967     11.375095         886,884
    Remaining contract charges               --            --              --

                                                     INVESTMENT
                                      EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                           RATIO*          RATIO**           RETURN***
---------------------------------  --------------------------------------------------
FRANKLIN SMALL CAP VALUE
 SECURITIES FUND
 2007  Lowest contract charges           --              0.64%             (2.38)%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.69%             16.98%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              0.71%              8.77%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              0.19%             23.75%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --                --              21.71%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
FRANKLIN STRATEGIC INCOME
 SECURITIES FUND
 2007  Lowest contract charges           --              6.89%              6.20%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              7.30%              8.51%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              5.15%              1.73%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              2.91%             10.01%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              6.90%             20.36%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
MUTUAL SHARES SECURITIES FUND
 2007  Lowest contract charges           --              1.81%              3.48%
    Highest contract charges             --              1.39%              3.48%
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              1.27%             18.38%
    Highest contract charges             --              1.43%             18.38%
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              0.90%             10.55%
    Highest contract charges             --              0.87%             10.55%
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              0.77%             12.63%
    Highest contract charges             --              0.83%             12.63%
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              0.87%             25.15%
    Highest contract charges             --                --              13.75%
    Remaining contract charges           --                --                 --

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
TEMPLETON DEVELOPING MARKETS
 SECURITIES FUND
 2007  Lowest contract charges               --    $36.814009            $ --
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges              384     28.518907          10,937
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges              543     22.205212          12,051
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges              410     17.380853           7,125
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges              237     13.923231           3,305
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
TEMPLETON GROWTH SECURITIES FUND
 2007  Lowest contract charges            5,248     16.408497          86,120
    Highest contract charges            136,328     11.955902       1,629,924
    Remaining contract charges               --            --              --
 2006  Lowest contract charges            4,552     16.032175          72,981
    Highest contract charges             41,042     11.681704         479,436
    Remaining contract charges               --            --              --
 2005  Lowest contract charges            4,279     13.161858          56,314
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges            3,103     12.090285          37,521
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges              616     10.420321           6,415
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
MUTUAL DISCOVERY SECURITIES FUND
 2007  Lowest contract charges          306,627     12.787292       3,920,934
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           97,675     11.432675       1,116,692
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
TEMPLETON GLOBAL INCOME SECURITES
 FUND
 2007  Lowest contract charges           64,398     11.007928         708,885
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                     INVESTMENT
                                      EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                           RATIO*          RATIO**           RETURN***
---------------------------------  --------------------------------------------------
TEMPLETON DEVELOPING MARKETS
 SECURITIES FUND
 2007  Lowest contract charges           --                --                 --
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              1.06%             28.43%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              1.44%             27.76%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              1.97%             24.83%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              0.60%             53.74%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
TEMPLETON GROWTH SECURITIES FUND
 2007  Lowest contract charges           --              1.27%              2.35%
    Highest contract charges             --              1.20%              2.35%
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              1.20%             21.81%
    Highest contract charges             --              0.07%             16.82%
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              1.17%              8.86%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              1.18%             16.03%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              1.21%             32.14%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
MUTUAL DISCOVERY SECURITIES FUND
 2007  Lowest contract charges           --              1.50%             11.85%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.49%             14.33%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
TEMPLETON GLOBAL INCOME SECURITES
 FUND
 2007  Lowest contract charges           --              0.31%             10.08%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HARTFORD ADVISERS HLS FUND
 2007  Lowest contract charges               14,438,848       $3.408043       $49,208,214
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges               14,861,332        3.195934        47,495,835
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges               16,667,929        2.886947        48,119,426
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2004  Lowest contract charges               17,549,021        2.692139        47,244,405
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2003  Lowest contract charges               18,064,588        2.594991        46,877,442
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
HARTFORD TOTAL RETURN BOND HLS FUND
 2007  Lowest contract charges               19,077,681        2.472569        47,170,883
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges               19,625,945        2.362266        46,361,704
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges               18,253,916        2.254006        41,144,436
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2004  Lowest contract charges               15,824,942        2.200121        34,816,788
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2003  Lowest contract charges               15,708,985        2.102885        33,034,189
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
HARTFORD CAPITAL APPRECIATION HLS FUND
 2007  Lowest contract charges               15,608,539        7.674740       119,791,476
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges               16,225,500        6.569283       106,589,899
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges               16,315,553        5.633312        91,910,603
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2004  Lowest contract charges               16,243,964        4.875404        79,195,890
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2003  Lowest contract charges               14,965,640        4.084473        61,126,752
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HARTFORD ADVISERS HLS FUND
 2007  Lowest contract charges                  --               2.24%               6.64%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                  --               2.33%              10.70%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                  --               3.28%               7.24%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2004  Lowest contract charges                  --               2.08%               3.74%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2003  Lowest contract charges                  --               2.49%              18.49%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
HARTFORD TOTAL RETURN BOND HLS FUND
 2007  Lowest contract charges                  --               5.12%               4.67%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                  --               5.12%               4.80%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                  --               7.70%               2.45%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2004  Lowest contract charges                  --               4.61%               4.62%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2003  Lowest contract charges                  --               3.94%               7.85%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
HARTFORD CAPITAL APPRECIATION HLS FUND
 2007  Lowest contract charges                  --               0.12%              16.83%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                  --               1.39%              16.62%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                  --               0.97%              15.55%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2004  Lowest contract charges                  --               0.36%              19.36%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2003  Lowest contract charges                  --               0.66%              42.38%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HARTFORD DIVIDEND AND GROWTH HLS FUND
 2007  Lowest contract charges               12,555,942       $4.404234       $55,299,306
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges               12,207,547        4.068371        49,664,830
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges               12,189,019        3.380148        41,200,688
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2004  Lowest contract charges               11,553,615        3.190025        36,856,320
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2003  Lowest contract charges               10,614,985        2.837561        30,120,666
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
HARTFORD GLOBAL ADVISERS HLS FUND
 2007  Lowest contract charges                  231,275        1.788088           413,540
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                  249,805        1.533670           383,119
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                  381,808        1.409162           538,030
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2004  Lowest contract charges                  482,358        1.363233           657,568
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2003  Lowest contract charges                  784,196        1.209099           948,171
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
HARTFORD GLOBAL GROWTH HLS FUND
 2007  Lowest contract charges                  348,165        1.615778           562,557
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                  390,515        1.292115           504,590
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                  448,267        1.131997           507,437
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2004  Lowest contract charges                  455,765        1.103429           502,904
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2003  Lowest contract charges                  563,802        0.925806           521,972
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HARTFORD DIVIDEND AND GROWTH HLS FUND
 2007  Lowest contract charges                  --               1.72%               8.26%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                  --               1.79%              20.36%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                  --               1.94%               5.96%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2004  Lowest contract charges                  --               1.46%              12.42%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2003  Lowest contract charges                  --               1.68%              26.80%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
HARTFORD GLOBAL ADVISERS HLS FUND
 2007  Lowest contract charges                  --               0.86%              16.59%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                  --               2.85%               8.84%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                  --               3.60%               3.37%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2004  Lowest contract charges                  --               0.02%              12.75%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2003  Lowest contract charges                  --               0.53%              22.26%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
HARTFORD GLOBAL GROWTH HLS FUND
 2007  Lowest contract charges                  --               0.05%              25.05%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                  --               0.77%              14.15%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                  --               0.82%               2.59%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2004  Lowest contract charges                  --               0.52%              19.19%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2003  Lowest contract charges                  --               0.39%              35.57%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HARTFORD GLOBAL TECHNOLOGY HLS FUND
 2007  Lowest contract charges                  108,458       $1.034928          $112,246
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                  161,841        0.908928           147,101
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                  181,854        0.823643           149,784
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2004  Lowest contract charges                  293,198        0.740995           217,258
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2003  Lowest contract charges                  476,884        0.731126           348,662
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
HARTFORD DISCIPLINED EQUITY HLS FUND
 2007  Lowest contract charges                5,309,835        1.662814         8,829,268
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                5,576,650        1.534766         8,558,853
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                5,948,982        1.364817         8,119,271
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2004  Lowest contract charges                5,956,704        1.280563         7,627,935
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2003  Lowest contract charges                6,288,969        1.181232         7,428,731
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
HARTFORD GROWTH OPPORTUNITIES HLS FUND
 2007  Lowest contract charges                  329,852       23.902204         7,884,188
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                  290,708       18.435854         5,359,453
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                  419,773       16.452771         6,906,421
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2004  Lowest contract charges                  252,938       14.145761         3,578,006
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2003  Lowest contract charges                  193,973       12.071320         2,341,513
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HARTFORD GLOBAL TECHNOLOGY HLS FUND
 2007  Lowest contract charges                  --                 --               13.86%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                  --                 --               10.36%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                  --               0.28%              11.15%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2004  Lowest contract charges                  --                 --                1.35%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2003  Lowest contract charges                  --                 --               61.50%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
HARTFORD DISCIPLINED EQUITY HLS FUND
 2007  Lowest contract charges                  --               1.02%               8.34%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                  --               1.11%              12.45%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                  --               1.18%               6.58%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2004  Lowest contract charges                  --               1.10%               8.41%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2003  Lowest contract charges                  --               1.30%              28.82%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
HARTFORD GROWTH OPPORTUNITIES HLS FUND
 2007  Lowest contract charges                  --               0.15%              29.65%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                  --               0.64%              12.05%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                  --               0.28%              16.31%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2004  Lowest contract charges                  --                 --               17.19%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2003  Lowest contract charges                  --                 --               20.71%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
HARTFORD INDEX HLS FUND
 2007  Lowest contract charges       14,535,974     $3.960309     $57,566,948
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges       15,178,410      3.764477      57,138,776
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges       17,793,752      3.260543      58,017,293
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges       17,958,536      3.120058      56,031,672
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges       18,735,804      2.826298      52,952,965
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
HARTFORD INTERNATIONAL SMALL
 COMPANY HLS FUND
 2007  Lowest contract charges          242,468     25.232430       6,118,056
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          227,007     23.147960       5,254,752
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges          187,493     17.897193       3,355,604
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges           98,428     15.090922       1,485,376
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges           38,766     12.902318         500,177
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
HARTFORD INTERNATIONAL
 OPPORTUNITIES HLS FUND
 2007  Lowest contract charges        6,270,663      3.753520      23,537,059
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges        6,770,389      2.945663      19,943,287
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges        6,325,969      2.366771      14,972,119
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges        6,048,432      2.064885      12,489,317
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges        5,357,506      1.748699       9,368,665
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                    INVESTMENT
                                     EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                          RATIO*          RATIO**           RETURN***
--------------------------------  --------------------------------------------------
HARTFORD INDEX HLS FUND
 2007  Lowest contract charges          --              1.66%              5.20%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              1.63%             15.46%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              1.92%              4.50%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              1.27%             10.39%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --              1.45%             28.13%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
HARTFORD INTERNATIONAL SMALL
 COMPANY HLS FUND
 2007  Lowest contract charges          --              1.71%              9.01%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              2.01%             29.34%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              2.68%             18.60%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --                --              16.96%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --              4.25%             29.02%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
HARTFORD INTERNATIONAL
 OPPORTUNITIES HLS FUND
 2007  Lowest contract charges          --              1.12%             27.43%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              2.77%             24.46%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --                --              14.62%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              0.78%             18.08%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --              1.09%             33.10%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
HARTFORD MIDCAP HLS FUND
 2007  Lowest contract charges       11,187,019     $4.190281     $46,876,751
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges       12,430,288      3.634263      45,174,935
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges       12,554,927      3.252335      40,832,830
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges       13,476,489      2.784937      37,531,173
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges       14,126,383      2.391809      33,787,610
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
HARTFORD MIDCAP VALUE HLS FUND
 2007  Lowest contract charges          385,335     19.402626       7,476,509
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          389,682     18.998199       7,403,258
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges          301,487     16.116626       4,858,950
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges          309,871     14.653166       4,540,597
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges           85,381     12.599619       1,075,773
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
HARTFORD MONEY MARKET HLS FUND
 2007  Lowest contract charges       28,690,909      1.757923      50,436,409
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges       26,235,479      1.675089      43,946,762
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges       25,543,352      1.599845      40,865,404
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges       31,459,077      1.555598      48,937,677
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges       32,680,540      1.541051      50,362,379
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                    INVESTMENT
                                     EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                          RATIO*          RATIO**           RETURN***
--------------------------------  --------------------------------------------------
HARTFORD MIDCAP HLS FUND
 2007  Lowest contract charges          --              0.47%             15.30%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              1.11%             11.74%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              0.40%             16.78%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              0.27%             16.44%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --              0.27%             37.67%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
HARTFORD MIDCAP VALUE HLS FUND
 2007  Lowest contract charges          --              0.53%              2.13%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              1.03%             17.88%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              0.62%              9.99%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              0.10%             16.30%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --                --              26.00%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
HARTFORD MONEY MARKET HLS FUND
 2007  Lowest contract charges          --              4.81%              4.95%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              4.60%              4.70%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              2.76%              2.84%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              0.93%              0.94%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --              0.75%              0.75%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
HARTFORD MORTGAGE SECURITIES HLS
 FUND
 2007  Lowest contract charges        2,928,193     $2.211555      $6,475,860
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges        3,056,711      2.139020       6,538,364
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges        3,063,973      2.043515       6,261,275
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges        3,120,836      1.996349       6,230,277
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges        3,479,601      1.917343       6,671,588
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
HARTFORD SMALL COMPANY HLS FUND
 2007  Lowest contract charges        8,960,454      2.545893      22,812,358
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges        9,649,785      2.228805      21,507,488
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges       10,363,104      1.947811      20,185,368
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges        9,913,174      1.609664      15,956,879
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges       10,332,156      1.434873      14,825,331
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
HARTFORD STOCK HLS FUND
 2007  Lowest contract charges       13,928,290      4.073434      56,735,972
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges       14,846,605      3.846378      57,105,654
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges       15,540,249      3.354778      52,134,086
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges       16,186,432      3.060365      49,536,391
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges       16,244,834      2.937881      47,725,388
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                    INVESTMENT
                                     EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                          RATIO*          RATIO**           RETURN***
--------------------------------  --------------------------------------------------
HARTFORD MORTGAGE SECURITIES HLS
 FUND
 2007  Lowest contract charges          --              5.44%              3.39%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --             10.38%              4.67%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              4.09%              2.36%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              4.79%              4.12%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --              3.06%              2.29%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
HARTFORD SMALL COMPANY HLS FUND
 2007  Lowest contract charges          --              0.23%             14.23%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              0.19%             14.43%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --                --              21.01%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --                --              12.18%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --                --              55.87%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
HARTFORD STOCK HLS FUND
 2007  Lowest contract charges          --              1.02%              5.90%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              1.34%             14.65%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              1.88%              9.62%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              1.10%              4.17%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --              1.27%             26.47%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
HARTFORD VALUE OPPORTUNITIES HLS
 FUND
 2007  Lowest contract charges          395,672    $17.686037      $6,997,870
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          415,773     18.873752       7,847,191
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges          645,413     15.857149      10,234,402
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges          355,885     14.638700       5,209,692
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges           77,375     12.314438         952,829
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
LORD ABBETT AMERICA'S VALUE
 PORTFOLIO
 2007  Lowest contract charges          112,587     11.828624       1,331,743
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           58,447     11.466028         670,159
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges            4,988     10.009346          49,923
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
LORD ABBETT GROWTH AND INCOME
 PORTFOLIO
 2007  Lowest contract charges          110,565     12.579832       1,390,893
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           70,249     12.161720         854,345
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges           11,884     10.370449         123,245
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
MFS INVESTORS TRUST SERIES
 2007  Lowest contract charges            3,566     13.010156          46,389
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges            1,362     11.794638          16,067
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges              575     10.438310           6,003
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                    INVESTMENT
                                     EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                          RATIO*          RATIO**           RETURN***
--------------------------------  --------------------------------------------------
HARTFORD VALUE OPPORTUNITIES HLS
 FUND
 2007  Lowest contract charges          --              1.15%             (6.29)%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              0.98%             19.02%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              1.56%              8.32%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              0.24%             18.87%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --                --              23.14%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
LORD ABBETT AMERICA'S VALUE
 PORTFOLIO
 2007  Lowest contract charges          --              3.69%              3.16%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              4.33%             14.55%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --             14.51%              0.09%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
LORD ABBETT GROWTH AND INCOME
 PORTFOLIO
 2007  Lowest contract charges          --              1.43%              3.44%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              2.20%             17.27%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              6.99%              3.70%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
MFS INVESTORS TRUST SERIES
 2007  Lowest contract charges          --              0.90%             10.31%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              0.42%             12.99%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --                --               4.38%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
MFS NEW DISCOVERY SERIES
 2007  Lowest contract charges           40,109    $15.767530        $632,425
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           37,054     15.380400         569,901
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges           29,917     13.585071         406,419
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges           31,782     12.907985         410,237
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges            7,857     12.118057          95,216
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
MFS TOTAL RETURN SERIES
 2007  Lowest contract charges            1,478     14.330624          21,180
    Highest contract charges            754,166     14.382866      10,847,066
    Remaining contract charges               --            --              --
 2006  Lowest contract charges            2,918     13.751051          40,131
    Highest contract charges            682,204     13.801173       9,415,212
    Remaining contract charges               --            --              --
 2005  Lowest contract charges            2,350     12.289340          28,882
    Highest contract charges            574,280     12.334140       7,083,244
    Remaining contract charges               --            --              --
 2004  Lowest contract charges            1,689     11.952373          20,185
    Highest contract charges            199,770     11.995951       2,396,428
    Remaining contract charges               --            --              --
 2003  Lowest contract charges              913     10.736851           9,806
    Highest contract charges             84,325     10.776006         908,691
    Remaining contract charges               --            --              --
CORE PLUS FIXED INCOME
 2007  Lowest contract charges           18,548     13.361597         247,829
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           15,488     12.670659         196,241
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges           12,102     12.214904         147,821
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges            8,626     11.720993         101,107
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges            2,667     11.230495          29,950
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                    INVESTMENT
                                     EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                          RATIO*          RATIO**           RETURN***
--------------------------------  --------------------------------------------------
MFS NEW DISCOVERY SERIES
 2007  Lowest contract charges          --                --               2.52%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --                --              13.22%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --                --               5.25%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --                --               6.52%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --                --              21.18%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
MFS TOTAL RETURN SERIES
 2007  Lowest contract charges          --              3.55%              4.22%
    Highest contract charges            --              2.47%              4.22%
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              2.45%             11.89%
    Highest contract charges            --              2.26%             11.89%
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              2.14%              2.82%
    Highest contract charges            --              1.36%              2.82%
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              1.48%             11.32%
    Highest contract charges            --              1.37%             11.32%
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --                --              16.32%
    Highest contract charges            --                --               7.76%
    Remaining contract charges          --                --                 --
CORE PLUS FIXED INCOME
 2007  Lowest contract charges          --              3.59%              5.45%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              3.92%              3.73%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              3.79%              4.21%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              3.91%              4.37%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --              0.10%              4.64%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
EMERGING MARKETS DEBT
 2007  Lowest contract charges               --    $19.231132            $ --
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges              785     18.051990          14,172
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges              628     16.291366          10,233
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges              442     14.513393           6,423
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges              231     13.186557           3,049
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
EMERGING MARKETS EQUITY
 2007  Lowest contract charges              306     38.567636          11,819
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges              306     27.459996           8,411
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges              301     20.022952           6,034
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges              290     14.958972           4,339
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges              271     12.150534           3,296
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
HIGH YIELD
 2007  Lowest contract charges              553     14.994068           8,297
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges            1,500     14.415896          21,618
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges            1,232     13.271696          16,351
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges              954     13.132873          12,535
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges              644     11.995127           7,720
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                    INVESTMENT
                                     EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                          RATIO*          RATIO**           RETURN***
--------------------------------  --------------------------------------------------
EMERGING MARKETS DEBT
 2007  Lowest contract charges          --                --                 --
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              8.77%             10.81%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              7.99%             12.25%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              7.31%             10.06%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --                --              27.86%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
EMERGING MARKETS EQUITY
 2007  Lowest contract charges          --              0.44%             40.45%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              0.75%             37.14%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              0.38%             33.85%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              0.65%             23.11%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --                --              49.67%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
HIGH YIELD
 2007  Lowest contract charges          --             12.57%              4.01%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              8.06%              8.62%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              7.53%              1.06%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              6.33%              9.49%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --                --              25.71%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
U.S. MID CAP VALUE
 2007  Lowest contract charges            9,048    $16.900002        $152,916
    Highest contract charges            207,354     10.757939       2,230,703
    Remaining contract charges               --            --              --
 2006  Lowest contract charges            9,870     15.670671         154,670
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges            8,159     12.983443         105,935
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges            6,902     11.560565          79,788
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges            2,168     10.088453          21,866
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
FOCUS GROWTH PORTFOLIO
 2007  Lowest contract charges            4,164     14.168887          58,992
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges            3,471     11.567541          40,157
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
BALANCED GROWTH
 2007  Lowest contract charges              708     14.403797          10,201
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges              568     13.903418           7,903
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges              413     12.373392           5,106
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges              241     11.468405           2,763
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges              122     10.361510           1,263
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                    INVESTMENT
                                     EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                          RATIO*          RATIO**           RETURN***
--------------------------------  --------------------------------------------------
U.S. MID CAP VALUE
 2007  Lowest contract charges          --              0.69%              7.85%
    Highest contract charges            --              0.05%              7.58%
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              0.29%             20.70%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              0.34%             12.31%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              0.03%             14.59%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --                --              41.51%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
FOCUS GROWTH PORTFOLIO
 2007  Lowest contract charges          --                --              22.49%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --                --               0.12%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
BALANCED GROWTH
 2007  Lowest contract charges          --              2.40%              3.60%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              2.48%             12.37%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              2.14%              7.89%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              2.29%             10.68%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --              3.83%             19.51%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
FLEXIBLE INCOME
 2007  Lowest contract charges            1,366    $14.849233         $20,283
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges            1,134     14.327634          16,249
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges              895     13.557613          12,131
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges              646     13.210952           8,528
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges              362     12.391284           4,491
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
DIVIDEND GROWTH
 2007  Lowest contract charges            1,958     13.029692          25,512
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges            1,626     12.534113          20,383
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges            1,248     11.293839          14,100
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges              836     10.723827           8,960
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges              459      9.926469           4,560
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
MONEY MARKET
 2007  Lowest contract charges           14,817     11.392129         168,794
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           12,262     10.884529         133,470
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges           58,368     10.431520         608,868
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges           42,207     10.179182         429,630
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges           33,861     10.117490         342,591
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                    INVESTMENT
                                     EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                          RATIO*          RATIO**           RETURN***
--------------------------------  --------------------------------------------------
FLEXIBLE INCOME
 2007  Lowest contract charges          --              5.98%              3.64%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              6.22%              5.68%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              6.57%              2.62%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              8.27%              6.62%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --              5.00%             13.15%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
DIVIDEND GROWTH
 2007  Lowest contract charges          --              0.95%              3.95%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              1.11%             10.98%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              1.08%              5.32%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              1.63%              8.03%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --              1.90%             27.48%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
MONEY MARKET
 2007  Lowest contract charges          --              4.54%              4.66%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2006  Lowest contract charges          --              4.06%              4.34%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2005  Lowest contract charges          --              2.49%              2.48%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2004  Lowest contract charges          --              0.60%              0.61%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --
 2003  Lowest contract charges          --              0.37%              0.40%
    Highest contract charges            --                --                 --
    Remaining contract charges          --                --                 --

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
EQUALLY-WEIGHTED S&P 500
 2007  Lowest contract charges            1,500    $15.977036         $23,959
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges            1,318     15.782147          20,806
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges            3,418     13.683109          46,767
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges            3,249     12.720598          41,326
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges            1,893     10.934590          20,697
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
OPPENHEIMER CAPITAL APPRECIATION
 FUND/VA
 2007  Lowest contract charges          247,277     12.768186       3,157,285
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          209,614     11.214030       2,350,614
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges               30     10.414050             308
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
OPPENHEIMER GLOBAL SECURITIES
 FUND/VA
 2007  Lowest contract charges          118,138     13.334725       1,575,343
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           73,885     12.570301         928,759
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges           10,547     10.710592         112,969
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
OPPENHEIMER MAIN STREET FUND/VA
 2007  Lowest contract charges           19,102     12.387474         236,631
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges            8,449     11.893698         100,492
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges              957     10.364164           9,919
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                     INVESTMENT
                                      EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                           RATIO*          RATIO**           RETURN***
---------------------------------  --------------------------------------------------
EQUALLY-WEIGHTED S&P 500
 2007  Lowest contract charges           --              1.24%              1.24%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.84%             15.34%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              0.78%              7.57%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              0.79%             16.33%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              0.69%             36.87%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
OPPENHEIMER CAPITAL APPRECIATION
 FUND/VA
 2007  Lowest contract charges           --              0.01%             13.86%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --                --               7.68%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --                --               4.14%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
OPPENHEIMER GLOBAL SECURITIES
 FUND/VA
 2007  Lowest contract charges           --              0.92%              6.08%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.69%             17.36%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --                --               7.11%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
OPPENHEIMER MAIN STREET FUND/VA
 2007  Lowest contract charges           --              0.60%              4.15%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.62%             14.76%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --                --               3.64%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME FUND
 2007  Lowest contract charges          120,236    $21.692473      $2,608,206
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          131,458     20.819828       2,736,934
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges          140,168     19.530112       2,737,505
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges          152,179     18.910417       2,877,775
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges          173,776     17.256953       2,998,839
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
PUTNAM VT GLOBAL ASSET ALLOCATION
 FUND
 2007  Lowest contract charges           27,803     29.602231         823,044
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           30,144     28.694786         864,979
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges           43,388     25.385139       1,101,423
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges           47,897     23.680233       1,134,220
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges           60,441     21.674078       1,310,002
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
PUTNAM VT GLOBAL EQUITY FUND
 2007  Lowest contract charges          180,996     32.591358       5,898,919
    Highest contract charges              6,907     19.251565         132,965
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          216,155     29.800420       6,441,522
    Highest contract charges              3,328     17.658324          58,763
    Remaining contract charges               --            --              --
 2005  Lowest contract charges          259,184     24.129019       6,253,861
    Highest contract charges              3,355     14.331216          48,075
    Remaining contract charges               --            --              --
 2004  Lowest contract charges          267,705     22.118357       5,921,201
    Highest contract charges                989     13.174300          13,028
    Remaining contract charges               --            --              --
 2003  Lowest contract charges          283,222     19.412578       5,498,074
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                     INVESTMENT
                                      EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                           RATIO*          RATIO**           RETURN***
---------------------------------  --------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME FUND
 2007  Lowest contract charges           --              5.00%              4.19%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              5.86%              6.60%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              7.45%              3.28%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              9.48%              9.58%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              9.34%             20.27%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
PUTNAM VT GLOBAL ASSET ALLOCATION
 FUND
 2007  Lowest contract charges           --              0.71%              3.16%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              3.50%             13.04%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              1.41%              7.20%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              3.38%              9.26%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              4.60%             22.04%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
PUTNAM VT GLOBAL EQUITY FUND
 2007  Lowest contract charges           --              2.32%              9.37%
    Highest contract charges             --              2.01%              9.02%
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.57%             23.50%
    Highest contract charges             --              0.39%             23.22%
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              1.00%              9.09%
    Highest contract charges             --              0.79%              8.78%
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              2.22%             13.94%
    Highest contract charges             --              1.68%             13.68%
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              1.19%             29.54%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME FUND
 2007  Lowest contract charges           12,031    $14.469512        $174,090
    Highest contract charges            500,643     35.071434      17,558,271
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           13,041     15.399391         200,819
    Highest contract charges            612,732     37.228527      22,811,121
    Remaining contract charges               --            --              --
 2005  Lowest contract charges            9,762     13.285600         129,694
    Highest contract charges            640,068     32.040356      20,508,001
    Remaining contract charges               --            --              --
 2004  Lowest contract charges            6,445     12.625543          81,378
    Highest contract charges            665,403     30.370460      20,208,598
    Remaining contract charges               --            --              --
 2003  Lowest contract charges              686     11.362976           7,793
    Highest contract charges            733,970     27.270997      20,016,088
    Remaining contract charges               --            --              --
PUTNAM VT HEALTH SCIENCES FUND
 2007  Lowest contract charges           67,263     14.336048         964,284
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           75,673     14.388482       1,088,814
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges           95,406     13.960596       1,331,922
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges          131,516     12.300632       1,617,732
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges          194,241     11.463412       2,226,661
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
PUTNAM VT HIGH YIELD FUND
 2007  Lowest contract charges          413,172     25.975431      10,732,310
    Highest contract charges             81,589     14.160292       1,155,321
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          428,790     25.143715      10,781,380
    Highest contract charges             56,441     13.775449         777,505
    Remaining contract charges               --            --              --
 2005  Lowest contract charges          470,523     22.734033      10,696,875
    Highest contract charges             36,374     12.463889         453,356
    Remaining contract charges               --            --              --
 2004  Lowest contract charges          485,910     21.972422      10,676,610
    Highest contract charges             23,051     12.089639         278,676
    Remaining contract charges               --            --              --
 2003  Lowest contract charges          467,851     19.796707       9,261,907
    Highest contract charges              3,449     10.936633          37,718
    Remaining contract charges               --            --              --

                                                     INVESTMENT
                                      EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                           RATIO*          RATIO**           RETURN***
---------------------------------  --------------------------------------------------
PUTNAM VT GROWTH AND INCOME FUND
 2007  Lowest contract charges           --              1.32%             (6.04)%
    Highest contract charges             --              1.58%             (5.79)%
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              1.34%             15.91%
    Highest contract charges             --              1.75%             16.19%
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              1.33%              5.23%
    Highest contract charges             --              1.79%              5.50%
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              1.33%             11.11%
    Highest contract charges             --              1.79%             11.37%
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --                --              13.63%
    Highest contract charges             --              2.17%             27.69%
    Remaining contract charges           --                --                 --
PUTNAM VT HEALTH SCIENCES FUND
 2007  Lowest contract charges           --              1.11%             (0.36)%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.56%              3.07%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              0.31%             13.50%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              0.43%              7.30%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              0.84%             18.80%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
PUTNAM VT HIGH YIELD FUND
 2007  Lowest contract charges           --              7.68%              3.31%
    Highest contract charges             --              6.72%              2.79%
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              7.67%             10.60%
    Highest contract charges             --              6.64%             10.52%
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              8.04%              3.47%
    Highest contract charges             --              7.37%              3.10%
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              7.94%             10.99%
    Highest contract charges             --              3.95%             10.54%
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --             10.46%             26.86%
    Highest contract charges             --                --               9.37%
    Remaining contract charges           --                --                 --

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
PUTNAM VT INCOME FUND
 2007  Lowest contract charges          293,729    $22.479655      $6,602,935
    Highest contract charges            126,367     11.701925       1,478,739
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          303,291     21.318359       6,465,659
    Highest contract charges             65,354     11.120988         726,802
    Remaining contract charges               --            --              --
 2005  Lowest contract charges          299,154     20.337007       6,083,900
    Highest contract charges             26,937     10.640021         286,611
    Remaining contract charges               --            --              --
 2004  Lowest contract charges          320,330     19.822044       6,349,595
    Highest contract charges              9,161     10.394738          95,231
    Remaining contract charges               --            --              --
 2003  Lowest contract charges          345,789     18.928406       6,545,232
    Highest contract charges              1,375      9.953490          13,688
    Remaining contract charges               --            --              --
PUTNAM VT INTERNATIONAL GROWTH
 AND INCOME FUND
 2007  Lowest contract charges          185,256     22.199807       4,112,644
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          197,967     20.691059       4,096,136
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges          233,763     16.212019       3,789,772
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges          245,350     14.179491       3,478,936
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges          350,995     11.688479       4,102,594
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
PUTNAM VT INTERNATIONAL EQUITY
 FUND
 2007  Lowest contract charges           49,001     21.369414       1,047,118
    Highest contract charges            904,351     21.872886      19,780,766
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           45,022     19.719498         887,816
    Highest contract charges            979,090     20.138790      19,717,685
    Remaining contract charges               --            --              --
 2005  Lowest contract charges           34,283     15.439804         529,324
    Highest contract charges          1,034,839     15.728136      16,276,085
    Remaining contract charges               --            --              --
 2004  Lowest contract charges           28,043     13.761280         385,904
    Highest contract charges          1,045,212     13.986237      14,618,585
    Remaining contract charges               --            --              --
 2003  Lowest contract charges           10,024     11.843322         118,723
    Highest contract charges          1,107,330     12.006885      13,295,578
    Remaining contract charges               --            --              --

                                                     INVESTMENT
                                      EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                           RATIO*          RATIO**           RETURN***
---------------------------------  --------------------------------------------------
PUTNAM VT INCOME FUND
 2007  Lowest contract charges           --              5.28%              5.45%
    Highest contract charges             --              4.22%              5.22%
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              4.41%              4.83%
    Highest contract charges             --              2.96%              4.52%
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              3.33%              2.60%
    Highest contract charges             --              1.52%              2.36%
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              4.39%              4.72%
    Highest contract charges             --              1.90%              4.43%
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              4.86%              4.70%
    Highest contract charges             --                --              (0.47)%
    Remaining contract charges           --                --                 --
PUTNAM VT INTERNATIONAL GROWTH
 AND INCOME FUND
 2007  Lowest contract charges           --              1.89%              7.29%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              1.39%             27.63%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              1.03%             14.33%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              1.39%             21.31%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              1.77%             38.37%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
PUTNAM VT INTERNATIONAL EQUITY
 FUND
 2007  Lowest contract charges           --              2.73%              8.37%
    Highest contract charges             --              3.00%              8.61%
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --                --              28.04%
    Highest contract charges             --              0.56%             27.72%
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              1.52%             12.20%
    Highest contract charges             --              1.65%             12.45%
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              1.14%             16.19%
    Highest contract charges             --              1.67%             16.49%
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --                --              28.89%
    Highest contract charges             --                --              18.43%
    Remaining contract charges           --                --                 --

-------------------------------------------------------------------------------

                                                    UNIT          CONTRACT
SUB-ACCOUNT                         UNITS       FAIR VALUE #   OWNERS' EQUITY
-----------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW
 OPPORTUNITIES FUND
 2007  Lowest contract charges         40,390      $19.444746        $785,368
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2006  Lowest contract charges         44,245       17.128684         757,854
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2005  Lowest contract charges         60,644       13.548679         821,647
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2004  Lowest contract charges         67,284       11.419666         768,366
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2003  Lowest contract charges        110,240       10.050111       1,107,926
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
PUTNAM VT INVESTORS FUND
 2007  Lowest contract charges         69,472       11.636062         808,385
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2006  Lowest contract charges         92,763       12.236223       1,135,072
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2005  Lowest contract charges        110,382       10.711383       1,182,339
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2004  Lowest contract charges        152,187        9.824339       1,495,134
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2003  Lowest contract charges        272,180        8.688642       2,364,877
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
PUTNAM VT MONEY MARKET FUND
 2007  Lowest contract charges         49,479        1.746726          86,425
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2006  Lowest contract charges        161,668        1.662379         268,753
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2005  Lowest contract charges        221,139        1.588794         351,344
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2004  Lowest contract charges        247,869        1.545717         383,135
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2003  Lowest contract charges        425,287        1.531768         651,442
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --

                                                   INVESTMENT
                                    EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                         RATIO*          RATIO**           RETURN***
-------------------------------  --------------------------------------------------
PUTNAM VT INTERNATIONAL NEW
 OPPORTUNITIES FUND
 2007  Lowest contract charges         --              1.07%             13.52%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2006  Lowest contract charges         --              1.56%             26.42%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2005  Lowest contract charges         --              0.88%             18.64%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2004  Lowest contract charges         --              1.23%             13.63%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2003  Lowest contract charges         --              0.57%             33.59%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
PUTNAM VT INVESTORS FUND
 2007  Lowest contract charges         --              0.60%             (4.91)%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2006  Lowest contract charges         --              0.66%             14.24%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2005  Lowest contract charges         --              1.25%              9.03%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2004  Lowest contract charges         --              0.79%             13.07%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2003  Lowest contract charges         --              0.85%             27.25%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
PUTNAM VT MONEY MARKET FUND
 2007  Lowest contract charges         --              4.95%              5.07%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2006  Lowest contract charges         --              4.48%              4.63%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2005  Lowest contract charges         --              2.73%              2.79%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2004  Lowest contract charges         --              0.87%              0.91%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2003  Lowest contract charges         --              0.78%              0.76%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                    UNIT          CONTRACT
SUB-ACCOUNT                         UNITS       FAIR VALUE #   OWNERS' EQUITY
-----------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
 FUND
 2007  Lowest contract charges         14,600      $16.046422        $234,282
    Highest contract charges          339,285       25.945436       8,802,895
    Remaining contract charges             --              --              --
 2006  Lowest contract charges         11,697       15.175568         177,503
    Highest contract charges          365,885       24.472443       8,954,103
    Remaining contract charges             --              --              --
 2005  Lowest contract charges          8,108       13.979089         113,337
    Highest contract charges          365,308       22.488065       8,215,063
    Remaining contract charges             --              --              --
 2004  Lowest contract charges          7,414       12.708018          94,219
    Highest contract charges          406,075       20.383662       8,277,303
    Remaining contract charges             --              --              --
 2003  Lowest contract charges            435       11.520422           5,015
    Highest contract charges          433,846       18.434963       7,997,936
    Remaining contract charges             --              --              --
PUTNAM VT NEW VALUE FUND
 2007  Lowest contract charges        108,036       20.677264       2,233,881
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2006  Lowest contract charges        133,284       21.678201       2,889,357
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2005  Lowest contract charges        146,055       18.642121       2,722,777
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2004  Lowest contract charges        236,622       17.564560       4,156,161
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2003  Lowest contract charges        315,734       15.171400       4,790,130
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
PUTNAM VT OTC & EMERGING GROWTH
 FUND
 2007  Lowest contract charges         77,662        9.000886         699,023
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2006  Lowest contract charges         94,658        7.974374         754,840
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2005  Lowest contract charges        124,459        7.077526         880,862
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2004  Lowest contract charges        186,050        6.548058       1,218,264
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2003  Lowest contract charges        252,824        6.007790       1,518,917
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --

                                                   INVESTMENT
                                    EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                         RATIO*          RATIO**           RETURN***
-------------------------------  --------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
 FUND
 2007  Lowest contract charges         --                --               5.74%
    Highest contract charges           --              0.16%              6.02%
    Remaining contract charges         --                --                 --
 2006  Lowest contract charges         --                --               8.56%
    Highest contract charges           --              0.17%              8.82%
    Remaining contract charges         --                --                 --
 2005  Lowest contract charges         --              0.10%             10.00%
    Highest contract charges           --              0.36%             10.32%
    Remaining contract charges         --                --                 --
 2004  Lowest contract charges         --                --              10.31%
    Highest contract charges           --                --              10.57%
    Remaining contract charges         --                --                 --
 2003  Lowest contract charges         --                --              15.20%
    Highest contract charges           --                --              32.70%
    Remaining contract charges         --                --                 --
PUTNAM VT NEW VALUE FUND
 2007  Lowest contract charges         --              1.42%             (4.62)%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2006  Lowest contract charges         --              1.26%             16.29%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2005  Lowest contract charges         --              1.06%              6.14%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2004  Lowest contract charges         --              1.12%             15.77%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2003  Lowest contract charges         --              1.78%             32.86%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
PUTNAM VT OTC & EMERGING GROWTH
 FUND
 2007  Lowest contract charges         --                --              12.87%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2006  Lowest contract charges         --                --              12.67%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2005  Lowest contract charges         --                --               8.09%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2004  Lowest contract charges         --                --               8.99%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2003  Lowest contract charges         --                --              35.94%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --

-------------------------------------------------------------------------------

                                                    UNIT          CONTRACT
SUB-ACCOUNT                         UNITS       FAIR VALUE #   OWNERS' EQUITY
-----------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE FUND
 2007  Lowest contract charges        103,118      $10.300530      $1,062,173
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2006  Lowest contract charges         48,107       11.801519         567,736
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2005  Lowest contract charges         12,854       10.061432         129,333
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
PUTNAM VT THE GEORGE PUTNAM
 FUND OF BOSTON
 2007  Lowest contract charges         34,699       16.092548         558,392
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2006  Lowest contract charges         42,590       15.910698         677,633
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2005  Lowest contract charges         53,111       14.177205         752,962
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2004  Lowest contract charges         90,838       13.603625       1,235,733
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2003  Lowest contract charges        136,507       12.540269       1,711,836
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
PUTNAM VT UTILITIES GROWTH AND
 INCOME FUND
 2007  Lowest contract charges         26,487       38.103792       1,009,246
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2006  Lowest contract charges         32,196       31.688447       1,020,255
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2005  Lowest contract charges         46,022       24.890887       1,145,536
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2004  Lowest contract charges         71,976       22.847531       1,644,476
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --
 2003  Lowest contract charges         91,329       18.747452       1,712,190
    Highest contract charges               --              --              --
    Remaining contract charges             --              --              --

                                                   INVESTMENT
                                    EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                         RATIO*          RATIO**           RETURN***
-------------------------------  --------------------------------------------------
PUTNAM VT SMALL CAP VALUE FUND
 2007  Lowest contract charges         --              0.51%            (12.72)%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2006  Lowest contract charges         --              0.23%             17.30%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2005  Lowest contract charges         --                --               0.61%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
PUTNAM VT THE GEORGE PUTNAM
 FUND OF BOSTON
 2007  Lowest contract charges         --              3.11%              1.14%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2006  Lowest contract charges         --              2.72%             12.23%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2005  Lowest contract charges         --              2.43%              4.22%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2004  Lowest contract charges         --              2.29%              8.48%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2003  Lowest contract charges         --              3.11%             17.35%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
PUTNAM VT UTILITIES GROWTH AND
 INCOME FUND
 2007  Lowest contract charges         --              1.97%             20.25%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2006  Lowest contract charges         --              3.22%             27.31%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2005  Lowest contract charges         --              2.34%              8.94%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2004  Lowest contract charges         --              2.49%             21.87%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --
 2003  Lowest contract charges         --              4.03%             25.00%
    Highest contract charges           --                --                 --
    Remaining contract charges         --                --                 --

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
PUTNAM VT VISTA FUND
 2007  Lowest contract charges           68,913    $14.185345        $977,551
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           79,512     13.629598       1,083,714
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges          110,302     12.891632       1,421,969
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges          133,849     11.461246       1,534,073
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges          208,337      9.639100       2,008,181
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
PUTNAM VT VOYAGER FUND
 2007  Lowest contract charges          457,343     34.117626      15,603,440
    Highest contract charges             28,686     13.849855         397,296
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          532,959     32.251178      17,188,555
    Highest contract charges             27,627     13.125279         362,608
    Remaining contract charges               --            --              --
 2005  Lowest contract charges          602,845     30.510819      18,393,309
    Highest contract charges             22,637     12.448612         281,798
    Remaining contract charges               --            --              --
 2004  Lowest contract charges          705,150     28.800926      20,308,967
    Highest contract charges             12,623     11.778147         148,678
    Remaining contract charges               --            --              --
 2003  Lowest contract charges          798,295     27.341904      21,826,917
    Highest contract charges              5,004     11.213819          56,115
    Remaining contract charges               --            --              --
PUTNAM VT CAPITAL OPPORTUNITIES
 FUND
 2007  Lowest contract charges           80,876     16.311191       1,319,183
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           67,540     18.033203       1,217,954
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges           49,299     15.651902         771,617
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges           36,283     14.208783         515,544
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges           28,901     12.028998         347,646
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                     INVESTMENT
                                      EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                           RATIO*          RATIO**           RETURN***
---------------------------------  --------------------------------------------------
PUTNAM VT VISTA FUND
 2007  Lowest contract charges           --                --               4.08%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --                --               5.72%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --                --              12.48%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --                --              18.90%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --                --              33.42%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
PUTNAM VT VOYAGER FUND
 2007  Lowest contract charges           --              0.03%              5.79%
    Highest contract charges             --                --               5.52%
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.37%              5.70%
    Highest contract charges             --              0.10%              5.44%
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              0.93%              5.94%
    Highest contract charges             --              0.49%              5.69%
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              0.48%              5.34%
    Highest contract charges             --              0.33%              5.03%
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              0.62%             25.16%
    Highest contract charges             --                --              12.14%
    Remaining contract charges           --                --                 --
PUTNAM VT CAPITAL OPPORTUNITIES
 FUND
 2007  Lowest contract charges           --                --              (9.55)%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.09%             15.21%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --                --              10.16%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              0.28%             18.12%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              8.36%             20.29%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --

-------------------------------------------------------------------------------

                                                     UNIT         CONTRACT
SUB-ACCOUNT                           UNITS      FAIR VALUE #  OWNERS' EQUITY
-----------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME FUND
 2007  Lowest contract charges           81,357    $16.442989      $1,337,753
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           89,879     15.934960       1,432,215
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges           82,061     13.408382       1,100,310
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges           39,713     12.708724         504,699
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges           28,163     11.365596         320,086
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
GROWTH AND INCOME
 2007  Lowest contract charges           19,485     15.515559         302,317
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges           16,764     15.133669         253,706
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges           14,193     13.049214         185,202
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2004  Lowest contract charges           10,916     11.893431         129,823
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2003  Lowest contract charges            2,574     10.421916          26,826
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
VAN KAMPEN LIT COMSTOCK
 2007  Lowest contract charges          479,299     11.765234       5,639,069
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2006  Lowest contract charges          336,078     12.045674       4,048,281
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --
 2005  Lowest contract charges           23,893     10.380228         248,013
    Highest contract charges                 --            --              --
    Remaining contract charges               --            --              --

                                                     INVESTMENT
                                      EXPENSE          INCOME             TOTAL
SUB-ACCOUNT                           RATIO*          RATIO**           RETURN***
---------------------------------  --------------------------------------------------
PUTNAM VT EQUITY INCOME FUND
 2007  Lowest contract charges           --              1.32%              3.19%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              1.15%             18.84%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              0.72%              5.51%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              0.12%             11.82%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              1.00%             13.66%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
GROWTH AND INCOME
 2007  Lowest contract charges           --              1.28%              2.52%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.92%             15.97%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --              0.70%              9.72%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2004  Lowest contract charges           --              0.55%             14.12%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2003  Lowest contract charges           --              0.49%             27.68%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
VAN KAMPEN LIT COMSTOCK
 2007  Lowest contract charges           --              1.37%             (2.33)%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2006  Lowest contract charges           --              0.39%             16.04%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --
 2005  Lowest contract charges           --                --               3.80%
    Highest contract charges             --                --                 --
    Remaining contract charges           --                --                 --

* This represents the annualized contract expenses of the Sub-Account for the year indicated and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the Funds and charges made directly to contract owner accounts through the redemption of units.

** These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the Fund, net of management fees assessed by The Fund's Manager, divided by the average net assets. These ratios exclude those

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2007

-------------------------------------------------------------------------------

      expenses, such as mortality and expense risk charges, that result in direct reductions in the unit values. The recognition of investment income by the Sub- Account is affected by the timing of the declaration of dividends by the Fund in which the Sub-Accounts invest.

*** This represents the total return for the year indicated and reflects a deduction only for expenses assessed through the daily unit value calculation. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the Account. The total return is calculated for the year indicated or from the effective date through the end of the reporting period.

#  Rounded unit values

    Summary of the Account's expense charges, including Mortality and Expense Risk Charges, Administrative Charges, Issue Charges, and Riders (if applicable). These fees are either assessed as a direct reduction in unit values or through a redemption of units for all contracts contained within the Account.

MORTALITY AND EXPENSE RISK CHARGES:

    The Company will charge an expense ranging from 0.75% to 0.80% of the contract's value for mortality and expense risks undertaken by the Company.

    These charges are a redemption of units.

ADMINISTRATIVE CHARGES:

    The Company will charge an expense ranging from $10.00 to $30.00 plus $0.03 to $0.05 per month per $1,000 in supplemental fees for administrative services provided by the Company.

    These charges are a redemption of units.

ISSUE CHARGE:

    The Company will charge an expense of $20 plus $0.05 per $1,000 of the initial face amount for issue charges.

    These charges are a redemption of units.

RIDERS:

    The Company will charge an expense for various Rider charges, such as Estate Protection Rider, Last Survivor Yearly Renewable Term Insurance, Single Life Yearly Renewable Life Insurance Rider. These deductions range from $0.0012 to $185.75 per $1,000 of the initial face amount.

    These charges are a redemption of units.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS -- STATUTORY BASIS

As of December 31, 2007 and 2006 and for the Years Ended December 31, 2007, 2006 and 2005
Supplemental Schedules
Year Ended December 31, 2007

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

                                    CONTENTS

                                                                       PAGE:
--------------------------------------------------------------------------------
Independent Auditors' Report                                            F-2
Financial Statements Statutory Basis:
  Admitted Assets, Liabilities and Surplus                              F-4
  Statements of Operations                                              F-5
  Statements of Changes in Capital and Surplus                          F-6
  Statements of Cash Flows                                              F-7
  Notes to Financial Statements                                         F-8
Supplementary Information
  Schedule I -- Selected Financial Data                                 F-28
  Schedule II -- Summary Investment Schedule                            F-31
  Schedule III -- Investment Risks Interrogatories                      F-32

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Hartford Life and Annuity Insurance Company
Hartford, Connecticut

We have audited the accompanying statutory-basis statements of admitted assets, liabilities, and surplus of Hartford Life and Annuity Insurance Company (the "Company") as of December 31, 2007 and 2006, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the three years ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Connecticut, and such practices differ from accounting principles generally accepted in the United States of America. The effects on such financial statements of the differences between the statutory basis of accounting and accounting principles generally accepted in the United States of America are also described in Note 2.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2007 or 2006, or the results of its operations or its cash flows for the three years ended December 31, 2007.

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and surplus of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the three years ended December 31, 2007, on the basis of accounting described in Note 2.

Our 2007 audit was conducted for the purpose of forming an opinion on the basic 2007 statutory-basis financial statements taken as a whole. The supplemental schedule of selected financial data, the summary investment schedule, and the schedule of investment risk interrogatories as of and for the year ended December 31, 2007 are presented for purposes of additional analysis and are not a required part of the basic 2007 statutory-basis financial statements. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 statutory-basis financial statements. The effects on these schedules of the differences between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material. Accordingly, in our opinion, such schedules do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the information shown therein. However, in our opinion, such schedules are fairly stated in all material respects when considered in relation to the basic 2007 statutory-basis financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Company received approval from the State of Connecticut Insurance Department to change from the continous CARVM to the curtate CARVM reserving methodology. The change resulted in a basis change which decreased reserves by $236 million and was reported as a direct increase to surplus.

/s/ Deloitte & Touche LLP

Hartford, Connecticut

March 27, 2008

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                    ADMITTED ASSETS, LIABILITIES AND SURPLUS
                               (STATUTORY BASIS)
                    (AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)

                                                AS OF DECEMBER 31,
                                             2007                 2006
--------------------------------------------------------------------------------
ADMITTED ASSETS
 Bonds                                      $5,605,630           $5,036,594
 Common and Preferred Stocks                   316,558              245,850
 Mortgage Loans                                350,528              160,595
 Real Estate                                    27,569               25,667
 Policy Loans                                  343,773              324,631
 Cash and Short-Term Investments               565,283              467,648
 Other Invested Assets                         629,835              245,454
                                        --------------       --------------
        TOTAL CASH AND INVESTED ASSETS       7,839,176            6,506,439
                                        --------------       --------------
 Investment Income Due and Accrued              77,351               66,244
 Federal Income Taxes Recoverable               24,162                   --
 Deferred Tax Asset                            145,516               91,537
 Other Assets                                  189,180              104,023
 Separate Account Assets                    81,072,392           76,317,895
                                        --------------       --------------
                 TOTAL ADMITTED ASSETS     $89,347,777          $83,086,138
                                        --------------       --------------
LIABILITIES
 Aggregate Reserves for Life and
  Accident and Health Policies              $5,976,074           $6,422,847
 Liability for Deposit Type Contracts           73,736               80,785
 Policy and Contract Claim Liabilities          31,281               32,635
 Asset Valuation Reserve                        46,855               41,544
 Payable to Parents, Subsidiaries or
  Affiliates                                    41,011               30,498
 Accrued Expense Allowances and Other
  Amounts Due From Separate Accounts        (2,471,367)          (2,438,731)
 Other Liabilities                           2,021,207              930,986
 Separate Account Liabilities               81,072,392           76,317,895
                                        --------------       --------------
                     TOTAL LIABILITIES      86,791,189           81,418,459
                                        --------------       --------------
CAPITAL AND SURPLUS
 Common Stock -- 3,000 Shares
  Authorized, 2,000 Shares Issued and
  Outstanding                                    2,500                2,500
 Gross Paid-In and Contributed Surplus       1,483,869            1,376,953
 Aggregate Write-Ins for Other Than
  Special Surplus Funds                        194,430                   --
 Unassigned Funds                              875,789              288,226
                                        --------------       --------------
             TOTAL CAPITAL AND SURPLUS       2,556,588            1,667,679
                                        --------------       --------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS     $89,347,777          $83,086,138
                                        --------------       --------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                               (STATUTORY BASIS)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

                                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                          2007                 2006                2005
---------------------------------------------------------------------------------------------------------------------------------
REVENUES
 Premiums and Annuity Considerations                                    $10,313,501           $9,842,305          $9,152,337
 Net Investment Income                                                      348,437              339,347             326,928
 Commissions and Expense Allowances on Reinsurance Ceded                    333,674               94,873              84,961
 Reserve Adjustment on Reinsurance Ceded                                 (1,710,405)          (1,659,418)         (1,552,540)
 Fee Income                                                               1,786,396            1,650,017           1,369,610
 Other Revenues                                                              83,752               15,635             107,757
                                                                     --------------       --------------       -------------
                                                     TOTAL REVENUES      11,155,355           10,282,759           9,489,053
                                                                     --------------       --------------       -------------
BENEFITS AND EXPENSES
 Death and Annuity Benefits                                                 341,654              280,782             265,994
 Disability and Other Benefits                                                7,588               18,311              14,118
 Surrenders and Other Fund Withdrawals                                    9,528,808            9,054,230           6,974,564
 Commissions                                                                962,917              864,564             783,178
 (Decrease) Increase in Aggregate Reserves for Life and Accident
  and Health Policies                                                       (70,821)             274,407             (11,074)
 General Insurance Expenses                                                 532,485              528,545             449,607
 Net Transfers (from) to Separate Accounts                                 (237,153)            (675,124)          1,192,568
 Modified Coinsurance Adjustment on Reinsurance Assumed                    (509,774)            (530,122)           (483,138)
 Other Expenses                                                             144,927               55,838              41,735
                                                                     --------------       --------------       -------------
                                        TOTAL BENEFITS AND EXPENSES      10,700,631            9,871,431           9,227,552
                                                                     --------------       --------------       -------------
 Net gain from operations before federal income tax expense                 454,724              411,328             261,501
 Federal income tax expense                                                  88,449               31,961              42,463
                                                                     --------------       --------------       -------------
                                           NET GAIN FROM OPERATIONS         366,275              379,367             219,038
                                                                     --------------       --------------       -------------
 Net realized capital (losses) gains, after tax                             (81,759)             (40,656)                 54
                                                                     --------------       --------------       -------------
                                                         NET INCOME        $284,516             $338,711            $219,092
                                                                     --------------       --------------       -------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                  STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
                               (STATUTORY BASIS)
                    (AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)

                                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                           2007                2006                2005
---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK -- 3,000 SHARES AUTHORIZED, 2,000 SHARES
 ISSUED AND OUTSTANDING
 Balance, Beginning and End of Year                                           $2,500              $2,500              $2,500
                                                                       -------------       -------------       -------------
GROSS PAID-IN AND CONTRIBUTED SURPLUS,
 Beginning of Year                                                         1,376,953           1,371,883           1,371,883
 Capital Contribution                                                        106,916               5,070                  --
                                                                       -------------       -------------       -------------
                                                 BALANCE, END OF YEAR      1,483,869           1,376,953           1,371,883
                                                                       -------------       -------------       -------------
AGGREGATE WRITE-INS FOR OTHER THAN SPECIAL SURPLUS FUNDS
 Beginning of Year                                                                --                  --                  --
 Gain on Inforce Reinsurance                                                 194,430                  --                  --
                                                                       -------------       -------------       -------------
                                                 BALANCE, END OF YEAR        194,430                  --                  --
                                                                       -------------       -------------       -------------
UNASSIGNED FUNDS
 Balance, Beginning of Year                                                  288,226             115,883             (66,391)
 Net Income                                                                  284,516             338,711             219,092
 Change in Net Unrealized Capital Losses on Common Stocks and Other
  Invested Assets                                                            262,434             (35,674)             (7,075)
 Change in Net Unrealized Foreign Exchange Capital Losses                     (5,386)              2,957                (495)
 Change in Net Deferred Income Tax                                           (82,891)             30,476              82,268
 Change in Asset Valuation Reserve                                            (5,311)             (6,795)             (4,632)
 Change in Non-Admitted Assets                                               100,351             (42,153)           (106,914)
 Change in Reserve on Account of Change in Valuation Basis                   236,861                  --                  --
 Change in Liability for Reinsurance in Unauthorized Companies                  (198)               (179)                 30
 Correction of Reserves and Tax Liabilities                                    4,187                  --                  --
 Dividends to Stockholder                                                   (207,000)           (115,000)                 --
                                                                       -------------       -------------       -------------
                                                 BALANCE, END OF YEAR        875,789             288,226             115,883
                                                                       -------------       -------------       -------------
CAPITAL AND SURPLUS,
 End of year                                                              $2,556,588          $1,667,679          $1,490,266
                                                                       -------------       -------------       -------------

               SEE NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS.

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                               (STATUTORY BASIS)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

                                                                      FOR THE YEARS ENDED DECEMBER 31,
                                                               2007                  2006                 2005
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Premiums and Annuity Considerations                           $10,306,169           $9,836,688           $9,145,844
 Net Investment Income                                         378,000               383,972              369,012
 Miscellaneous Income                                          493,502               98,373               1,909
                                                               ---                   ---                  ---
  Total Income                                                 11,177,671            10,319,033           9,516,765
                                                               ---                   ---                  ---
 Benefits Paid                                                 10,132,212            9,346,769            7,273,337
 Federal Income Tax Payments (Recoveries)                      71,171                (103,806)            71,607
 Net Transfers (from) to Separate Accounts                     (204,517)             (188,413)            1,240,273
 Other Expenses                                                332,141               1,011,284            826,693
                                                               ---                   ---                  ---
  Total Benefits and Expenses                                  10,331,007            10,065,834           9,411,910
                                                               ---                   ---                  ---
                    NET CASH PROVIDED BY OPERATING ACTIVITIES  846,664               253,199              104,855
                                                               ---                   ---                  ---
INVESTING ACTIVITIES
 PROCEEDS FROM INVESTMENTS SOLD AND MATURED
 Bonds                                                         1,526,875             1,959,478            2,572,479
 Common and Preferred Stocks                                   149,356               24,070                --
 Mortgage Loans                                                63,357                8,746                11,039
 Other                                                         (32,175)              (16,109)             50,196
                                                               ---                   ---                  ---
  Total Investment Proceeds                                    1,707,413             1,976,185            2,633,714
                                                               ---                   ---                  ---
 COST OF INVESTMENTS ACQUIRED
 Bonds                                                         2,269,295             1,682,961            2,708,647
 Common and Preferred Stocks                                   214,967               140,727              13,467
 Mortgage Loans                                                253,365               70,991               40,175
 Real Estate                                                   2,781                 1,125                116
 Other                                                         384,420               109,533              134,301
                                                               ---                   ---                  ---
  Total Investments Acquired                                   3,124,828             2,005,337            2,896,706
                                                               ---                   ---                  ---
 Net Increase in Policy Loans                                  19,142                720                  13,391
                                                               ---                   ---                  ---
                       NET CASH USED FOR INVESTING ACTIVITIES  (1,436,557)           (29,872)             (276,383)
                                                               ---                   ---                  ---
FINANCING AND MISCELLANEOUS ACTIVITIES
 Capital Contribution                                          100,000                --                   --
 Dividends to Stockholder                                      (57,726)              (115,000)             --
 Funds Held Under Reinsurance Treaties with Unauthorized
  Reinsurers                                                   646,001                --                   --
 Net Other Cash (Used) Provided                                (747)                 13,463               85,968
                                                               ---                   ---                  ---
                NET CASH PROVIDED BY (USED FOR) FINANCING AND
                                     MISCELLANEOUS ACTIVITIES  687,528               (101,537)            85,968
                                                               ---                   ---                  ---
 Net Increase (Decrease) in Cash and Short-Term Investments    97,635                121,790              (85,560)
 Cash and Short-Term Investments, Beginning of Year            467,648               345,858              431,418
                                                               ---                   ---                  ---
                 CASH AND SHORT-TERM INVESTMENTS, END OF YEAR  $565,283              $467,648             $345,858
                                                               ---                   ---                  ---
Note: Supplemental disclosures of cash flow information for
 non-cash transactions:
 Capital contribution from parent to settle intercompany
  balances related to stock compensation                       6,916                 5,070                 --
 Dividend of Assets to Affiliate Champlain Life Reinsurance
  Company                                                      149,274                --                   --

                       SEE NOTES TO FINANCIAL STATEMENTS.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
(STATUTORY BASIS)
(IN THOUSANDS)

--------------------------------------------------------------------------------

1. ORGANIZATION AND DESCRIPTION OF BUSINESS:

Hartford Life and Annuity Insurance Company (the "Company") is a wholly-owned subsidiary of Hartford Life Insurance Company ("HLIC"), which is an indirect subsidiary of Hartford Life, Inc. ("HLI"). HLI is indirectly owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company offers a complete line of fixed and variable annuities, as well as variable, universal and traditional individual life insurance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

The accompanying statutory basis financial statements have been prepared in conformity with statutory accounting practices prescribed or permitted by the State of Connecticut Department of Insurance ("the Department"). The Department recognizes only statutory accounting practices prescribed or permitted by Connecticut for determining and reporting the financial condition and results of operations of an insurance company and for determining solvency under State of Connecticut Insurance Law. The National Association of Insurance Commissioners' Accounting Practices and Procedures Manual ("NAIC SAP") has been adopted as a component of prescribed practices by Connecticut. A difference prescribed by Connecticut state law, allows the Company to obtain a reinsurance reserve credit for a reinsurance treaty which provides for a limited right of unilateral cancellation by the reinsurer. Even if the Company did not obtain reinsurance reserve credit for this reinsurance treaty, the Company's risk-based capital would not have triggered a regulatory event.

The preparation of financial statements in conformity with statutory accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. The most significant estimates include those used in determining the liability for aggregate reserves for life and accident and health policies, evaluation of other-than-temporary impairments and valuation of derivatives. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

Certain reclassifications have been made to prior year financial information to conform to current year presentation.

STATUTORY ACCOUNTING VERSUS ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("GAAP")

Statutory accounting principles and GAAP differ in certain significant respects. These differences principally involve:

(1) treatment of policy acquisition costs (commissions, underwriting and selling expenses, etc.) and sales inducements which are charged to expense when incurred for statutory purposes rather than capitalized and amortized on a pro-rata basis over the expected life and gross profit stream of the policies for GAAP purposes;

(2) recognition of premium revenues, which for statutory purposes are generally recorded as collected or when due during the premium paying period of the contract and which for GAAP purposes, for universal life policies and investment products, generally only consist of charges assessed to policy account balances for cost of insurance, policy administration and surrenders. For GAAP, when policy charges received relate to coverage or services to be provided in the future, the charges are recognized as revenue on a pro-rata basis over the expected life and gross profit stream of the policy. Also, for GAAP purposes, premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders;

(3) development of liabilities for future policy benefits, which for statutory purposes predominantly use interest rate and mortality assumptions prescribed by the NAIC, which may vary considerably from interest and mortality assumptions used under GAAP. Additionally for GAAP, reserves for guaranteed minimum death benefits are based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience, and, reserves for guaranteed withdrawal benefits are considered embedded derivatives and reported at fair value;

(4) excluding certain assets designated as non-admitted assets (e.g., negative Interest Maintenance Reserve, and past due agents' balances) from the admitted assets, liabilities and surplus statement for statutory purposes by directly charging surplus;

(5) the calculation of post-retirement benefits obligation which, for statutory accounting, excludes non-vested employees whereas GAAP liabilities include a provision for such employees; statutory and GAAP accounting permit either immediate recognition of the liability or straight-line amortization of the liability over a period not to exceed 20 years. For GAAP, The Hartford's obligation was immediately recognized, whereas, for statutory accounting, the obligation is being recognized ratably over a 20 year period;

(6) establishing a formula reserve for realized and unrealized losses due to default and equity risk associated with certain invested assets (Asset Valuation Reserve) for statutory purposes; as well as the deferral and amortization of realized gains and losses, caused by changes in interest rates during the period the asset is held, into income over the original life to maturity of the asset sold (Interest Maintenance Reserve) for statutory purposes; whereas on a GAAP basis, no such formula reserve is required and realized gains and losses are recognized in the period the asset is sold;

(7) the reporting of reserves and benefits, net of reinsurance ceded for statutory purposes; whereas on a GAAP basis, reserves are reported gross of reinsurance with reserve credits presented as recoverable assets;

(8) the reporting of fixed maturities at amortized cost for NAIC classes 1-5 and the lower of amortized cost or fair value for NAIC class 6 for statutory purposes, whereas GAAP requires that fixed maturities be classified as "held-to-maturity", "available-for-sale" or "trading", based on the Company's intentions with respect to the ultimate disposition of the security and its ability to affect those intentions. The Company's bonds were classified on a GAAP basis as "available-for-sale" and accordingly, those investments and common stocks were reflected at fair value with the corresponding impact included as a separate component of Stockholder's Equity,

(9) for statutory purposes separate account liabilities are calculated using prescribed actuarial methodologies, which approximate the market value of separate account assets, less applicable surrender charges. The separate account surplus generated by these reserving methods is recorded as an amount due to or from the separate account on the statutory basis admitted assets, liabilities and surplus statement, with changes reflected in the statutory basis results of operations. On a GAAP basis, separate account assets and liabilities must meet specific conditions to qualify as a separate account asset or liability. Amounts reported for separate accounts assets and liabilities are based upon the fair value of the underlying assets;

(10) the consolidation of financial statements for GAAP reporting, whereas statutory accounting requires standalone financial statements with earnings of subsidiaries reflected as changes in unrealized gains or losses in surplus;

(11) deferred income taxes, which provide for statutory/tax temporary differences, are subject to limitation and are charged directly to surplus, whereas, GAAP would include GAAP/tax temporary differences and are charged as a component of net income;

(12) comprehensive income and its components are not presented in statutory financial statements;

(13) for statutory purposes derivative instruments that qualify for hedging, replication, or income generation are accounted for in a manner consistent with the hedged item, cash instrument and covered asset, respectively, typically amortized cost. Derivative instruments held for other investment and risk management activities, which do not receive hedge accounting treatment, receive fair value accounting for statutory purposes and are recorded at fair value with corresponding changes in value reported in unrealized gains and losses within surplus. For GAAP accounting derivative instruments are recorded at fair value with changes in value reported in earnings, with the exception of cash flow hedges and net investment hedges of a foreign operation, which are carried at fair value with changes in value reported as a separate component of Stockholder's Equity. In addition, statutory accounting does not record the hedge ineffectiveness on qualified hedge positions, whereas, GAAP records the hedge ineffectiveness in earnings; and

(14) embedded derivatives for statutory accounting are not bifurcated from the host contract, whereas, GAAP accounting requires the embedded derivative to be bifurcated from the host instrument, accounted and reported separately.

As of and for the years ended December 31, the significant differences between Statutory and GAAP basis net income and capital and surplus for the Company are as follows:

                                                                           2007                2006                2005
---------------------------------------------------------------------------------------------------------------------------------
GAAP Net Income                                                             $348,883            $312,900            $288,133
Deferral and amortization of policy acquisition costs, net                  (583,420)            (69,341)           (252,771)
Change in unearned revenue reserve                                           205,884             120,820             120,513
Deferred taxes                                                                76,671             (57,573)            (63,142)
Separate account expense allowance                                           382,281             143,649              25,180
Benefit reserve adjustment                                                  (328,431)            (91,421)             73,673
Prepaid reinsurance adjustment                                                 3,703                 615              (1,861)
Sales inducements                                                            (30,167)            (21,576)            (32,256)
Derivatives                                                                  263,627              60,110            (211,904)
Other, net                                                                   (54,515)            (59,472)            273,527
                                                                       -------------       -------------       -------------
                                                 STATUTORY NET INCOME       $284,516            $338,711            $219,092
                                                                       -------------       -------------       -------------
GAAP Stockholder's Equity                                                 $4,153,194          $3,916,947          $3,672,466
Deferred policy acquisition costs                                         (5,187,834)         (4,583,199)         (4,508,206)
Unearned revenue reserve                                                     861,421             648,448             524,372
Deferred taxes                                                               475,659             383,837             383,486
Separate account expense allowance                                         2,473,554           2,089,536           1,946,328
Unrealized gains on investments                                               56,340            (117,113)            (46,341)
Benefit reserve adjustment                                                   (44,469)           (274,921)            (46,363)
Asset valuation reserve                                                      (46,855)            (41,544)            (34,749)
Interest maintenance reserve                                                      --                  --             (17,845)
Prepaid reinsurance premium                                                  (40,877)            (33,931)            (27,377)
Goodwill                                                                    (170,100)           (170,100)           (170,100)
Reinsurance ceded                                                               (569)           (200,371)           (200,192)
Other, net                                                                    27,124              50,090              14,787
                                                                       -------------       -------------       -------------
                                        STATUTORY CAPITAL AND SURPLUS     $2,556,588          $1,667,679          $1,490,266
                                                                       -------------       -------------       -------------

AGGREGATE RESERVES FOR LIFE AND ACCIDENT AND HEALTH POLICIES AND CONTRACTS AND LIABILITY FOR DEPOSIT TYPE CONTRACTS

Aggregate reserves for payment of future life, health and annuity benefits are computed in accordance with applicable actuarial standards. Reserves for life insurance policies are generally based on the 1958, 1980 and 2001 Commissioner's Standard Ordinary Mortality Tables and various valuation rates ranging from 2.25% to 6%. Accumulation and on-benefit annuity reserves are based principally on individual and group annuity tables at various rates ranging from 2.50% to 9.50% and using the Commissioner's Annuity Reserve Valuation Method ("CARVM").

For non-interest sensitive ordinary life plans, the Company waives deduction of deferred fractional premiums upon death of insured. Return of the unearned portion of the final premium is governed by the terms of the contract. The Company does not have any forms for which the cash values are in excess of the legally computed reserve.

Extra premiums are charged for substandard lives, in addition to the regular gross premiums for the true age. Mean reserves for traditional insurance products are determined by computing the regular mean reserve for the plan at the true age, and adding one-half (1/2) of the extra premium charge for the year. For plans with explicit mortality charges, mean reserves are based on appropriate multiples of standard rates of mortality.

During 2007, the State of Connecticut Insurance Department approved changes to certain reserving methodologies. The reserve valuation basis for variable annuities was changed from "continuous" CARVM to "curtate" CARVM. The change resulted in a basis change which lowered reserves by $236,861 and was reported as a direct increase to surplus.

As of December 31, 2007 and 2006, the Company had $10,136,370 and $8,037,610,
respectively, of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the State of Connecticut. Reserves to cover the above insurance at December 31, 2007 and 2006 totaled $31,284 and $22,702, respectively.

The Company has established separate accounts to segregate the assets and liabilities of certain life insurance, pension and annuity contracts that must be segregated from the Company's general account assets under the terms of its contracts. The assets consist primarily of marketable securities and are reported at fair value. Premiums, benefits and expenses relating to these contracts are reported in the statutory basis statements of operations.

An analysis of Annuity Actuarial Reserves and Deposit Liabilities by Withdrawal Characteristics as of December 31, 2007 (including general and separate account liabilities) are as follows

                                                                       % OF
SUBJECT TO DISCRETIONARY WITHDRAWAL:                   AMOUNT         TOTAL
--------------------------------------------------------------------------------
With market value adjustment:
 In a lump sum reflecting changes in interest
  rates or asset values                                    $1,367      0.00%
 In installments over 5 years or more, with or
  w/o reduction in interest rates                              --      0.00%
At book value, less current surrender charge of
 5% or more                                               783,940      1.01%
At market value                                        74,427,327     95.67%
                                                   --------------  --------
         TOTAL WITH ADJUSTMENT OR AT MARKET VALUE      75,212,634     96.68%
                                                   --------------  --------
At book value without adjustment (minimal or no
 charge or adjustment):
 In a lump sum without adjustment                         315,526      0.41%
 Installments over less than 5 years                           --      0.00%
 In a lump sum subject to a fixed surrender
  charge of less than 5%                                1,918,148      2.47%
 In a lump sum subject to a surrender charge                   --      0.00%
 All others                                                    --      0.00%
Not subject to discretionary withdrawal                   346,876      0.45%
                                                   --------------  --------
                                     TOTAL, GROSS      77,793,184    100.00%
Reinsurance ceded                                              --      0.00%
                                                   --------------  --------
                                       TOTAL, NET    $ 77,793,184    100.00%
                                                   --------------  --------
Reconciliation of total annuity actuarial
 reserves and deposit fund liabilities:
Life and Accident & Health Annual Statement:
 Exhibit 5, Annuities Section, Total (net)             $3,167,850
 Exhibit 5, Supplementary Contract Section, Total
  (net)                                                     5,215
 Exhibit 7, Deposit-Type Contracts Section,
  Column 1, Line 14                                        73,736
                                                   --------------
 Subtotal                                               3,246,802
Separate Account Annual Statement
 Exhibit 3, Column 2, Line 0299999                     74,546,383
 Exhibit 3, Column 2, Line 0399999                             --
 Policyholder dividend and coupon accumulations                --
 Policyholder premiums                                         --
 Guaranteed interest contracts                                 --
 Other contract deposit funds                                  --

INVESTMENTS

Investments in bonds are carried at amortized cost except for those securities that are deemed ineligible to be held at amortized cost by the NAIC Securities Valuation Office ("SVO"), which are carried at the lower of amortized cost or fair value. Short-term investments include all investments whose maturities, at the time of acquisition, are one year or less and are stated at amortized cost, which approximates fair value. Unaffiliated common stocks are carried at fair value with the change in the difference from cost recorded as a change in net unrealized capital gains (losses), a component of unassigned surplus. Unaffiliated preferred stocks are carried at cost, lower of cost or amortized cost, or NAIC market values depending on the assigned credit rating and whether the preferred stock is redeemable or non-redeemable. Investments in common and preferred stocks of subsidiaries and affiliates of the Company are carried in accordance with Statement of Statutory Accounting Principles ("SSAP") No. 97 (Investment in Subsidiary, Controlled, and Affiliated Entities, a replacement of SSAP No. 88) based on their underlying equity generally adjusted to a statutory basis. Mortgage loans on real estate are stated at the outstanding principal balance. Policy loans are carried at outstanding balance, which approximates fair value.

Interest income on bonds and mortgage loans is recognized when earned on the constant effective yield method based on estimated principal repayments, if applicable. For bonds subject to prepayment risk, yields are recalculated and adjusted periodically to reflect historical and/or estimated future principal repayments. The new effective yields used for fixed rate and variable rate loan-backed securities are recalculated on a retrospective and prospective basis, respectively. The Company has not elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date. Investment income on interest only securities is determined using the prospective method.

Prepayment fees on bonds and mortgage loans are recorded in net investment income when earned. Dividends are recorded as earned on the ex-dividend date. For bond investments, other than loan-backed securities, that have had an other-than-temporary impairment loss, income is earned on the effective yield method based upon the new cost basis and the amount and timing of future estimated cash flows.

Due and accrued investment income amounts over 90 days past due are non-admitted. There was no investment income due and accrued excluded from surplus at December 31, 2007 and 2006.

Net realized gains and losses from investment sales are determined on a specific identification basis. Net realized capital gains and losses also result from termination or settlement of derivative contracts that do not qualify, or are not designated, as a hedge for accounting purposes. Impairments are recognized within net realized capital losses when investment losses in value are deemed other-than-temporary. Foreign currency transaction gains and losses are also recognized within net realized capital gains and losses.

The Asset Valuation Reserve ("AVR") is designed to provide a standardized reserving process for realized and unrealized losses due to default and equity risks associated with invested assets. The AVR balances were $46,855 and $41,544 as of December 31, 2007, 2006 respectively. Additionally, the Interest Maintenance Reserve ("IMR") captures net realized capital gains and losses, net of applicable income taxes, resulting from changes in interest rates and amortizes these gains or losses into income over the life of the bond, preferred stock or mortgage loan sold. The IMR balances as of December 31, 2007 and 2006 were $(10,988), and $(525) respectively. The 2007 and 2006 IMR balances were asset balances and were reflected as a component of non-admitted assets in Unassigned Funds in accordance with statutory accounting practices. The net capital losses captured in the IMR, net of taxes, in 2007, 2006 and 2005 were $(10,549), $(15,707) and $(2,530), respectively. The amount of (expense) or income amortized from the IMR net of taxes in 2007, 2006 and 2005 included in the Company's Statements of Operations, was $(86), $2,664 and $7,879, respectively. Realized capital gains and losses, net of taxes, not included in the IMR are reported in the Statement of Operations.

The Company's accounting policy requires that a decline in the value of a bond or equity security, that is not subject to SSAP No. 43 (Loan-backed and Structured Securities), below its cost or amortized cost basis be assessed to determine if the decline is other-than-temporary. If the decline in value of a bond or equity security is other-than-temporary, a charge is recorded in net realized capital losses equal to the difference between the fair value and cost or amortized cost basis of the security. In addition, for securities expected to be sold, an other-than-temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to its cost or amortized cost basis prior to the expected date of sale. The fair value of the other-than-temporarily impaired investment becomes its new cost basis. The Company has a security monitoring process overseen by a committee of investment and accounting professionals that identifies securities that, due to certain characteristics, as described below, are subjected to an enhanced analysis on a quarterly basis.

Securities that are in an unrealized loss position are reviewed at least quarterly to determine if an other-than-temporary impairment is present based on certain quantitative and qualitative factors. The primary factors considered in evaluating whether a decline in value for securities not subject to SSAP No. 43 is other-than-temporary include: (a) the length of time and the extent to which the fair value has been less than cost or amortized cost, (b) the financial condition, credit rating and near-term prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments, and (d) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for recovery. Once an impairment charge has been recorded, the Company continues to review the other-than-temporarily impaired securities for further other-than-temporary impairments on an ongoing basis.

Additionally, for certain securitized financial assets with contractual cash flows (including asset-backed securities), SSAP No. 43 requires the Company to periodically update their best estimate of cash flows over the life of the security. If management determines that the estimated undiscounted cash flows of a security are less than its amortized cost then an other-than-temporary impairment charge is recognized equal to the difference between the amortized cost and estimated undiscounted cash flows of the security. The estimated undiscounted cash flows of the impaired investment become its new cost basis. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. As a result, actual results may differ from estimates. In addition, projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral.

Net realized capital losses resulting from write-downs for other-than-temporary impairments on corporate and asset-backed fixed maturities was $560, $0 and $2,219 for the years ended December 31, 2007, 2006 and 2005. Net realized capital losses resulting from write-downs for other-than-temporary impairments on equities was $1,664, $0 and $0 for the years ended December 31, 2007, 2006 and 2005, respectively.

Mortgage loans on real estate are considered to be impaired when management estimates that, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. For mortgage loans that are determined to be impaired, a valuation allowance is established for the difference between the carrying amount and the Company's share of the fair value of the collateral. Changes in valuation allowances are recorded in net realized capital gains and losses. The Company does not have a valuation reserve as of December 31, 2007, 2006 and 2005, respectively.

The Company may at any time use derivative instruments, including swaps, caps, floors, options, futures and forwards. On the date the derivative contract is entered into, the Company designates the derivative as being held for hedging (fair value, cash flow, or net investment in a foreign operation), replication, income generation, or other investment and/or risk management activities, which primarily involve managing asset or liability related risks which do not qualify for hedge accounting under Statement of Statutory Accounting Principles ("SSAP") No. 86, "Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions". The Company's derivative transactions are permitted uses of derivatives under the derivatives use plan required by the State of Connecticut insurance department.

Derivatives used in hedging relationships are accounted for in a manner consistent with the item hedged. Typically, cost paid or consideration received at inception of a contract is reported on the Statements of Admitted Assets, Liabilities and Surplus as an asset or liability, respectively, and amortized through net investment income over the term of the hedged item. Periodic cash flows and accruals of income/expense are recorded in a manner consistent with the hedged item. Upon termination of the derivative, any gain or loss is adjusted into the basis of the hedged item.

Derivatives used in replication relationships are accounted for in a manner consistent with the cash instrument and the replicated asset. Typically, cost paid or consideration received at inception of the contract is recorded on the Statement of Admitted Assets, Liabilities and Surplus as a derivative asset or liability, respectively, and amortized through net investment income over the term of the derivative. Periodic cash flows and accruals of income/expense are recorded as a component of derivative net investment income. Upon termination of the derivative, any gain or loss is recorded as a realized capital gain or loss.

Derivatives used in income generation relationships are accounted for in a manner consistent with the associated covered asset. Typically, consideration received at inception of the contract is recorded on the Statement of Admitted Assets, Liabilities and Surplus as a derivative liability and amortized through net investment income over the term of the derivative. Upon termination, any remaining derivative liability, along with any disposition payments are recorded as realized capital gain or loss.

Derivatives held for other investment and/or risk management activities receive fair value accounting. The derivatives are carried on the Statement of Admitted Assets, Liabilities and Surplus at fair value and the changes in fair value are recorded in capital and surplus as unrealized gains and losses. Periodic cash flows and accruals of income/expense are recorded as a component of derivative net investment income.

ADOPTION OF ACCOUNTING STANDARDS

SSAP NO. 97 -- INVESTMENTS IN SUBSIDIARY, CONTROLLED AND AFFILIATED ENTITIES (SSAP No. 97), was issued by the Statutory Accounting Issues Working Group of the NAIC's Accounting Practice and Procedures Task force during 2007. SSAP No. 97 defines the appropriate valuation for subsidiaries and affiliates of insurance companies. It was effective on January 1, 2008, and did not have a material impact on the Company's financial statements.

3. INVESTMENTS:

For the years ended December 31,

(A) COMPONENTS OF NET INVESTMENT INCOME

                                               2007         2006        2005
--------------------------------------------------------------------------------
Interest income from bonds and short-term
 investments                                   $335,302    $306,123     $301,532
Interest income from policy loans                21,532      21,199       22,418
Interest income from mortgage loans              17,414       9,591        4,933
Interest and dividends from other
 investments                                      9,101       9,577        4,968
                                            -----------  ----------  -----------
Gross investment income                         383,349     346,490      333,851
Less: investment expenses                        34,912       7,143        6,923
                                            -----------  ----------  -----------
                     NET INVESTMENT INCOME     $348,437    $339,347     $326,928
                                            -----------  ----------  -----------

(B) COMPONENTS OF NET UNREALIZED CAPITAL LOSSES ON BONDS

                                 2007             2006             2005
--------------------------------------------------------------------------------
Gross unrealized capital
 gains                            $86,420         $95,839          $108,881
Gross unrealized capital
 losses                          (152,307)        (62,923)          (67,624)
                              -----------       ---------       -----------
Net unrealized capital
 (losses) gains                   (65,887)         32,916            41,257
Balance, beginning of year         32,916          41,257           221,650
                              -----------       ---------       -----------
    CHANGE IN NET UNREALIZED
     CAPITAL LOSSES ON BONDS
  AND SHORT-TERM INVESTMENTS     $(98,803)        $(8,341)        $(180,393)
                              -----------       ---------       -----------

(C) COMPONENTS OF NET UNREALIZED CAPITAL (LOSSES) GAINS ON COMMON STOCKS AND PREFERRED STOCKS

                                    2007            2006            2005
--------------------------------------------------------------------------------
Gross unrealized capital gains       $1,751          $3,778          $1,002
Gross unrealized capital losses     (56,041)        (36,376)        (31,971)
                                  ---------       ---------       ---------
Net unrealized capital losses       (54,290)        (32,598)        (30,969)
Balance, beginning of year          (32,598)        (30,969)        (30,975)
                                  ---------       ---------       ---------
CHANGE IN NET UNREALIZED CAPITAL
 (LOSSES) GAINS ON COMMON STOCKS
            AND PREFERRED STOCKS   $(21,692)        $(1,629)             $6
                                  ---------       ---------       ---------

(D) COMPONENTS OF NET REALIZED CAPITAL (LOSSES) GAINS

                                     2007            2006            2005
--------------------------------------------------------------------------------
Bonds and short-term investments    $(13,496)       $(19,176)         $(912)
Common stocks                            (11)             43             --
Preferred stocks                      (2,546)           (502)            --
Other invested assets                (72,007)        (40,976)        (7,003)
                                   ---------       ---------       --------
Realized capital losses              (88,060)        (60,611)        (7,915)
Capital gains tax benefit              4,248          (4,248)        (5,439)
                                   ---------       ---------       --------
Net realized capital losses,
 after tax                           (92,308)        (56,363)        (2,476)
Less: amounts transferred to IMR     (10,549)        (15,707)        (2,530)
                                   ---------       ---------       --------
    NET REALIZED CAPITAL (LOSSES)
                 GAINS, AFTER TAX   $(81,759)       $(40,665)           $54
                                   ---------       ---------       --------

For the years ended December 31, 2007, 2006 and 2005, sales of unaffiliated bonds and short-term investments resulted in proceeds of $1,478,584, $1,771,232 and $2,440,767, gross realized capital gains of $13,287, $9,836 and $18,351, and gross realized capital losses of $26,224, $29,012 and $19,087 respectively, before transfers to the IMR.

For the years ended December 31, 2007, 2006 and 2005, sales of common and preferred stocks resulted in proceeds of $149,356, $24,070 and $0, gross realized capital gains of $62, $43 and $0, and gross realized capital losses of $955, $502 and $0, respectively.

(E) INVESTMENTS -- DERIVATIVE INSTRUMENTS

OVERVIEW

The Company may at any time use derivative instruments, including swaps, caps, floors, options, forwards and futures, in order to achieve one of four Company approved objectives: to hedge risk arising from interest rate, price, credit spread including issuer default, equity market, or currency exchange rate risk or volatility; to manage liquidity; to control transaction costs; or to enter into income generation or replication transactions. On the date the derivative contract is entered into, the Company designates the derivative as hedging (fair value, cash flow, or net investment in a foreign operation), income generation, replication, or held for other investment and/or risk management activities, which primarily involve managing asset or liability related risks which do not qualify for hedge accounting under SSAP No. 86 "Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions". The Company's derivative transactions are permitted uses of derivatives under the derivatives use plan required by the State of Connecticut insurance department.

Interest rate swaps, index and total return swaps, and volatility swaps involve the periodic exchange of cash flows with other parties, at specified intervals, calculated using the agreed upon rates, indices, or other financial variables, and notional principal amounts. Generally, no cash or principal payments are exchanged at the inception of the contract. Typically, at the time a swap is entered into, the cash flow streams exchanged by the counterparties are equal in value.

Credit default swaps entitle one party to receive a periodic fee in exchange for an obligation to compensate the other party should a credit event occur on the part of the issuer.

Interest rate cap and floor contracts entitle the purchaser to receive from the issuer at specified dates, the amount, if any, by which a specified market rate exceeds the cap strike rate or falls below the floor strike rate, applied to a notional principal amount. A premium payment is made by the purchaser of the contract at its inception, and no principal payments are exchanged.

Forward contracts are customized commitments to either purchase or sell designated financial instruments, at a future date, for a specified price and may be settled in cash or through delivery of the underlying instrument.

Financial futures are standardized commitments to either purchase or sell designated financial instruments, at a future date, for a specified price and may be settled in cash or through delivery of the underlying instrument. Futures contracts trade on organized exchanges. Margin requirements for futures are met by pledging securities, and changes in the futures' contract values are settled daily in cash.

Option contracts grant the purchaser, in return for a premium payment, the right to either purchase from or sell to the issuer a financial instrument at a specified price, within a specified period or on a stated date.

Foreign currency swaps exchange an initial principal amount in two currencies, agreeing to re-exchange the currencies at a future date, at an agreed upon exchange rate. There may also be a periodic exchange of payments at specified intervals calculated using the agreed upon rates and exchanged principal amounts.

STRATEGIES

The notional value, fair value and carrying value of derivative instruments used during the year are disclosed in the strategy discussion below. During the years 2007 and 2006, the Company did not transact in or hold any positions related to net investment hedges in a foreign operation, fair value hedges, or income generation transactions. The notional amounts of derivative contracts represent the basis upon which pay or receive amounts are calculated and are not reflective of credit risk. Notional amounts pertaining to derivative instruments held at December 31, 2007 and 2006, were $17,006,125 and $8,246,014, respectively. The fair value of derivative instruments is based upon widely accepted pricing valuation models which utilize independent third party data as inputs or independent broker quotations. The fair value of derivative instruments held at December 31, 2007 and 2006, were $472,283 and $212,798, respectively. As of December 31, 2007 and 2006, the average fair value for derivatives held for other investment and/or risk management activities was $314,434 and $169,198, respectively. As of December 31, 2007 and 2006, the carrying value of derivative instruments was $466,251 and $235,338, respectively. During the reporting period, the Company did not have any gains or losses recognized in unrealized gains or losses due to either a component of derivative gains or losses excluded from hedge effectiveness or due to derivatives no longer qualifying for hedge accounting.

CASH-FLOW HEDGES

Interest rate swaps: Interest rate swaps are primarily used to convert interest receipts on floating-rate fixed maturity investments to fixed rate cash flows. The Company did not hedge forecasted transactions other than the interest payments on floating-rate securities. There were no gains and losses classified in unrealized gains and losses related to cash flow hedges that have been discontinued because it was no longer probable that the original forecasted transactions would occur by the end of the originally specified time period. As of December 31, 2007 and 2006, interest rate swaps used in cash flow hedge relationships had a notional value of $150,000 and $195,000, respectively, a fair value of $(341) and $(2,860), respectively, and a carrying value of $0.

Foreign currency swaps: Foreign currency swaps are used to convert foreign denominated cash flows associated with certain foreign denominated fixed maturity investments to U.S. dollars. The foreign fixed maturities are primarily denominated in Euros and are hedged to minimize cash flow fluctuations due to changes in currency rates. As of December 31, 2007 and 2006, foreign currency swaps used in cash flow hedge relationships had a notional value of $192,393 and $159,723, respectively, a fair value of $(23,535) and $(19,605), respectively, and a carrying value of $(29,875) and $0, respectively.

REPLICATION TRANSACTIONS

Credit Default Swaps: The Company periodically enters into credit default swaps as part of replication transactions. Credit default swaps used in replication transactions had a notional value at December 31, 2007 and 2006, of $7,500, a fair value of $33 and $(75), respectively, and a carrying value of $0.

OTHER INVESTMENT AND RISK MANAGEMENT ACTIVITIES

Interest rate caps and swaptions: The Company is exposed to policyholder surrenders during a rising interest rate environment. Interest rate cap and swaption contracts are used to mitigate the Company's loss in a rising interest rate environment. The increase in yield from the cap and swaption contracts in a rising interest rate environment may be used to raise credited rates, thereby increasing the Company's competitiveness and reducing the policyholder's incentive to surrender. As of December 31, 2007 and 2006, interest rate caps and swaptions used to mitigate risk in a rising interest rate environment had a notional value of $580,767 and $1,054,077, respectively, a fair value of $2,435 and $2,594, respectively, and a carrying value of $2,435 and $2,594, respectively. For the years ended December 31, 2007 and 2006, derivative contracts in this strategy reported a loss of $(6,239) and $(235), respectively, in realized capital gains and losses. During the year 2005, there were no realized gains and losses.

Credit default swaps: The Company enters into swap agreements in which the Company reduces or assumes credit exposure from an individual entity, referenced index, or asset pool. As of December 31, 2007 and 2006, credit default swaps had a notional value of $447,700 and $88,000, respectively, a fair value of $3,597 and $(379), respectively, and a carrying value of $3,597 and $(379), respectively. For the years ended December 31, 2007, 2006 and 2005, credit derivatives reported a gain of $1,453, a loss of $(19) and a gain of $641, respectively, in realized capital gains and losses.

Futures contracts, equity index options, total return index, and interest rate swap contracts: The Company enters into interest rate futures, S&P 500 and NASDAQ index futures contracts and put and call options, as well as interest rate, total return Europe, Australasia, and Far East ("EAFE") and equity volatility and dividend swap contracts to hedge exposure to the volatility associated with the portion of the guaranteed minimum withdrawal benefit ("GMWB") liabilities which are not reinsured and to periodically hedge anticipated GMWB new business. In 2007, the Company entered into a customized swap contract to hedge certain risk components for the remaining term of certain blocks of non-reinsured GMWB riders. As of December 31, 2007 and 2006, derivative contracts in this strategy had a notional value of $14,946,569 and $5,708,864, respectively, a fair value of $495,575 and $235,076, respectively, and a carrying value of $495,575 and $235,076, respectively. For the years ended December 31, 2007, 2006 and 2005, derivative contracts in this strategy reported a loss of $(48,528), $(25,898) and $(753), respectively, in realized capital gains and losses.

Interest rate swaps: The Company enters into interest rates swaps to terminate existing swaps in hedging relationships, and thereby offsetting the changes in value in the original swap. In addition, interest rate swaps are used to manage duration risk between assets and liabilities. As of December 31, 2007 and 2006, interest rate swaps had a notional value of $636,500 and $616,500, respectively, a fair value of $(1,777) and $(2,941), respectively, and a carrying value of $(1,777) and $(2,941), respectively. For the years ended December 31, 2007 and 2006, derivative contracts in this strategy reported a gain of $447 and $772, respectively, in realized capital gains and losses. During the year 2005, there were no realized gains and losses.

Equity index options: The Company purchases S&P 500 options contracts to economically hedge the statutory reserve impact due to a decline in the equity markets. As of December 31, 2007 and 2006, derivative contracts in this strategy had a notional value $0 and $375,850, respectively, a fair value of $0 and $1,271, respectively, and a carrying value of $0 and $1,271, respectively. For the years ended December 31, 2007 and 2006, derivative contracts in this strategy reported a loss of $(16,876) and $(6,573), respectively, in realized capital gains and losses. During the year 2005, there were no realized gains and losses.

Foreign currency swaps: The Company enters into foreign currency swaps to hedge the foreign currency exposures in certain of its foreign fixed maturity investments. As of December 31, 2007 and 2006, foreign currency swaps had a notional value of $44,196 and $40,000, respectively, a fair value of $(3,756) and $(283), respectively, and a carrying value of $(3,756) and $(283), respectively. For the years ended December 31, 2007, 2006 and 2005, derivative contracts in this strategy reported a gain of $559, a loss of $(805) and $(1,788), respectively, in realized capital gains and losses.

Warrants: During 2003, the Company received warrant contracts as part of a reinsurance treaty settlement. As of December 31, 2007 and 2006, the warrants had a notional value of $500, a fair value of $52 and $0, respectively, and a carrying value of $52 and $0, respectively. There were no realized gains and losses during the years 2007, 2006 and 2005.

CREDIT RISK

The Company's derivatives counterparty exposure policy establishes market-based credit limits, favors long-term financial stability and creditworthiness, and typically requires credit enhancement/credit risk reducing agreements. Credit risk is measured as the amount owed to the Company based on current market conditions and potential payment obligations between the Company and its counterparties. Credit exposures are generally quantified daily, netted by counterparty for each legal entity of the Company, and collateral is pledged to and held by, or on behalf of, the Company to the extent the current value of derivatives exceeds the exposure policy thresholds which do not exceed $10,000. The Company also minimizes the credit risk in derivative instruments by entering into transactions with high quality counterparties rated A2/A or better, which are monitored by the Company's internal compliance unit and reviewed frequently by senior management. In addition, the compliance unit monitors counterparty credit exposure on a monthly basis to ensure compliance with Company policies and statutory limitations. The Company also maintains a policy of requiring that derivative contracts, other than exchange traded contracts and currency forward contracts, be governed by an International Swaps and Derivatives Association Master Agreement which is structured by legal entity and by counterparty and permits right of offset. To date, the Company has not incurred any losses on derivative instruments due to counterparty nonperformance.

(F) CONCENTRATION OF CREDIT RISK

The Company aims to maintain a diversified investment portfolio including issuer, sector and geographic stratification, where applicable, and has established certain exposure limits, diversification standards and review procedures to mitigate credit risk. The Company is not exposed to any concentration of credit risk of a single issuer greater than 10% of the Company's capital and surplus other than U.S. government, certain U.S. government agencies and short term investment pool as of December 31, 2007 and 2006.

(G) BONDS, SHORT-TERM INVESTMENTS, COMMON STOCKS AND PREFERRED STOCKS

                                                                                 DECEMBER 31, 2007
                                                                              GROSS                 GROSS             ESTIMATED
                                                     STATEMENT             UNREALIZED             UNREALIZED            FAIR
                                                       VALUE                  GAINS                 LOSSES              VALUE
---------------------------------------------------------------------------------------------------------------------------------
BONDS AND SHORT-TERM INVESTMENTS
U.S. government and government agencies and
 authorities:
 -- Guaranteed and sponsored                             $21,766                 $489                    $ --             $22,255
 -- Guaranteed and sponsored -- asset-backed             610,221                8,476                  (3,611)            615,086
States, municipalities and political subdivisions         36,155                   --                  (1,693)             34,462
International governments                                 16,739                  439                    (102)             17,076
Public utilities                                         467,158                3,364                 (11,666)            458,856
All other corporate -- excluding asset-backed          2,156,711               47,235                 (40,854)          2,163,092
All other corporate -- asset-backed                    2,296,880               26,417                 (94,381)          2,228,916
Short-term investments                                   476,505                   --                      --             476,505
                                                   -------------            ---------            ------------       -------------
           TOTAL BONDS AND SHORT-TERM INVESTMENTS     $6,082,135              $86,420               $(152,307)         $6,016,248
                                                   -------------            ---------            ------------       -------------

                                                                                 DECEMBER 31, 2007
                                                                              GROSS                 GROSS             ESTIMATED
                                                                           UNREALIZED             UNREALIZED            FAIR
                                                       COST                   GAINS                 LOSSES              VALUE
---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS
Common stock -- unaffiliated                              $6,662               $1,425                     $(3)             $8,084
Common stock -- affiliated                                36,884                   --                 (30,221)              6,663
                                                   -------------            ---------            ------------       -------------
                              TOTAL COMMON STOCKS        $43,546               $1,425                $(30,224)            $14,747
                                                   -------------            ---------            ------------       -------------

                                                                                 DECEMBER 31, 2007
                                                                              GROSS                 GROSS             ESTIMATED
                                                     STATEMENT             UNREALIZED             UNREALIZED            FAIR
                                                       VALUE                  GAINS                 LOSSES              VALUE
---------------------------------------------------------------------------------------------------------------------------------
PREFERRED STOCKS
Preferred stock -- unaffiliated                         $301,811                 $326                $(25,817)           $276,320
                                                   -------------            ---------            ------------       -------------
                           TOTAL PREFERRED STOCKS       $301,811                 $326                $(25,817)           $276,320
                                                   -------------            ---------            ------------       -------------

                                                                                 DECEMBER 31, 2006
                                                                              GROSS                 GROSS             ESTIMATED
                                                     STATEMENT             UNREALIZED             UNREALIZED            FAIR
                                                       VALUE                  GAINS                 LOSSES              VALUE
---------------------------------------------------------------------------------------------------------------------------------
BONDS AND SHORT-TERM INVESTMENTS
U.S. government and government agencies and
 authorities:
 -- Guaranteed and sponsored                             $24,639                   $2                   $(172)            $24,469
 -- Guaranteed and sponsored -- asset-backed             669,419                5,876                  (7,797)            667,498
States, municipalities and political subdivisions         36,164                   --                  (1,267)             34,897
International governments                                 37,345                1,704                    (447)             38,602
Public utilities                                         450,849                7,852                  (8,749)            449,952
All other corporate -- excluding asset-backed          2,118,796               56,768                 (29,167)          2,146,397
All other corporate -- asset-backed                    1,672,157               23,637                 (15,324)          1,680,470
Short-term investments                                   395,954                   --                      --             395,954
Parents, subsidiaries and affiliates                      27,225                   --                      --              27,225
                                                   -------------            ---------            ------------       -------------
           TOTAL BONDS AND SHORT-TERM INVESTMENTS     $5,432,548              $95,839                $(62,923)         $5,465,464
                                                   -------------            ---------            ------------       -------------

                                                                                 DECEMBER 31, 2006
                                                                              GROSS                 GROSS             ESTIMATED
                                                                           UNREALIZED             UNREALIZED            FAIR
                                                       COST                   GAINS                 LOSSES              VALUE
---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS
Common stock -- unaffiliated                              $5,922               $1,448                     $(9)             $7,361
Common stock -- affiliated                                36,884                   --                 (31,069)              5,815
                                                   -------------            ---------            ------------       -------------
                              TOTAL COMMON STOCKS        $42,806               $1,448                $(31,078)            $13,176
                                                   -------------            ---------            ------------       -------------

                                                                                 DECEMBER 31, 2006
                                                                              GROSS                 GROSS             ESTIMATED
                                                     STATEMENT             UNREALIZED             UNREALIZED            FAIR
                                                       VALUE                  GAINS                 LOSSES              VALUE
---------------------------------------------------------------------------------------------------------------------------------
PREFERRED STOCKS
Preferred stock -- unaffiliated                         $232,674               $2,330                 $(5,298  )         $229,706
                                                   -------------            ---------            ------------  ---  -------------
                           TOTAL PREFERRED STOCKS       $232,674               $2,330                 $(5,298  )         $229,706
                                                   -------------            ---------            ------------  ---  -------------

The statement value and estimated fair value of bonds at December 31, 2007 by estimated maturity year are shown below. Estimated maturities may differ from contractual maturities due to call or prepayment provisions. Asset-backed securities, including mortgage-backed securities and collateralized mortgage obligations, are distributed to maturity year based on the Company's estimate of the rate of future prepayments of principal over the remaining lives of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speeds experienced at the interest rate levels projected for the applicable underlying collateral. Actual prepayment experience may vary from these estimates.

                                                       STATEMENT     ESTIMATED
                                                         VALUE       FAIR VALUE
--------------------------------------------------------------------------------
MATURITY
Due in one year or less                                   $794,682      $790,941
Due after one year through five years                    1,960,800     1,937,752
Due after five years through ten years                   2,005,158     1,981,594
Due after ten years                                      1,321,495     1,305,961
                                                      ------------  ------------
                                               TOTAL    $6,082,135    $6,016,248
                                                      ------------  ------------

At December 31, 2007 and 2006, securities with a statement value of $3,805 and $3,509, respectively, were on deposit with government agencies as required by law in various jurisdictions in which the Company conducts business.

(H) MORTGAGE LOANS

The maximum and minimum lending rates for the Company's mortgage loans outstanding were 9.38% and 5.26% during 2007 and 2006. During 2007 and 2006, the Company did not reduce interest rates on any outstanding mortgage loans. For loans held at December 31, 2007 and 2006, the highest loan to value percentage of any one loan at the time of loan origination, exclusive of insured, guaranteed, purchase money mortgages or construction loans was 79.23%. There were no taxes, assessments or amounts advanced and not included in the mortgage loan total. As of December 31, 2007 and 2006, the Company did not hold mortgages with interest more than 180 days past due. There were no impaired mortgage loans as of December 31, 2007 and 2006.

(I) RESTRUCTURED DEBT IN WHICH THE COMPANY IS A CREDITOR

The Company did not have investments in restructured loans as of December 31, 2007, 2006 and 2005.

(J) FAIR VALUE OF FINANCIAL INSTRUMENTS

                                                                              2007                             2006
                                                                  STATEMENT          ESTIMATED     STATEMENT          ESTIMATED
                                                                    VALUE            FAIR VALUE      VALUE            FAIR VALUE
---------------------------------------------------------------------------------------------------------------------------------
ADMITTED ASSETS
 Bonds and short-term investments                                  $6,082,135          6,016,248    $5,432,548          5,465,464
 Preferred stocks                                                     301,811            276,320       232,674            229,706
 Common stocks                                                         14,747             14,747        13,176             13,176
 Mortgage loans                                                       350,528            351,604       160,595            159,537
 Derivative related assets (1)                                        473,685            479,381       244,422            244,422
 Policy loans                                                         343,773            343,773       324,631            324,631
 Other invested assets                                                183,719            183,719        26,759             26,759
LIABILITIES
 Liability for deposit type contracts                                 $73,736            $73,736       $80,785            $80,785
 Derivative related liabilities (1)                                     7,434              6,790         9,084              9,084
                                                                 ------------       ------------  ------------       ------------

(1) Included derivatives held for other investment and risk management activities as of December 31, 2007 and 2006, with a fair value asset position of $490,565 and $244,422, respectively, and a liability position of $5,561 and $9,084, respectively. Excludes derivative contracts that receive hedge accounting and have a zero statement value at December 31, 2007 and 2006. These derivatives are not reported on the balance sheet and have a fair value as of December 31, 2007 and 2006, of $(308) and ($22,540), respectively.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments: the fair value for bonds, preferred stocks and common stocks are published by the NAIC or are determined by independent third party pricing service market quotations, independent broker quotations, or pricing matrices that use data provided by external sources; the amortized cost of short-term investments approximate fair value; the fair values of mortgage loans are estimated using discounted cash flow calculations based on current incremental lending rates for similar type loans; policy loans carrying amounts approximate fair value; the fair value of derivative instruments is based upon either independent market quotations for exchange traded derivative contracts and independent third party pricing sources or pricing valuation models which utilize independent third party data as inputs; and the fair value of liabilities on deposit funds and other benefits is determined by forecasting future cash flows and discounting the forecasted cash flows at current market rates.

(K) SECURITIES LENDING AND COLLATERAL ARRANGEMENTS

The Company participates in a securities lending program to generate additional income, whereby certain domestic fixed income securities are loaned for a specified period of time from the Company's investment portfolio to qualifying third parties, via a lending agent. Borrowers of these securities provide collateral of 102% of the market value of the loaned securities. Acceptable collateral may be in the form of cash or U.S. Government securities. The market value of the loaned securities is monitored and additional collateral is obtained if the market value of the collateral falls below 100% of the market value of the loaned securities. Under the terms of the securities lending program, the lending agent indemnifies the Company against borrower defaults. As of December 31, 2007 and 2006, the statement value of the loaned securities was approximately $388,666 and $75,823, respectively, and was included in bonds in the Statements of Admitted Assets, Liabilities and Surplus. The Company earns income from the cash collateral or receives a fee from the borrower. The Company recorded before-tax income from securities lending transactions, net of lending fees, of $489, $192 and $159 for the years ended December 31, 2007, 2006 and 2005, respectively, which was included in net investment income.

The Company also enters into various collateral arrangements in connection with its derivative instruments, which require both the pledging and accepting of collateral. As of December 31, 2007 and 2006, collateral pledged of $10,939 and $7,889, respectively, was included in bonds, on the Statements of Admitted Assets, Liabilities and Surplus.

As of December 31, 2007 and 2006, the Company had accepted collateral relating to the securities lending program and derivative instruments consisting of cash, U.S. Government and U.S. Government agency securities with a statement value of $799,664 and $217,287, respectively. At December 31, 2007 and 2006, cash collateral of $667,016 and $172,047, respectively, was invested and recorded in the Statements of Admitted Assets, Liabilities and Surplus in bonds and cash and short-term investments securities with a corresponding amount recorded in other liabilities. The Company is only permitted by contract to sell or repledge the noncash collateral in the event of a default by the counterparty and none of the collateral has been sold or repledged at December 31, 2007 and 2006. As of December 31, 2007 and 2006, all collateral accepted was held in separate custodial accounts.

(1) SECURITY UNREALIZED LOSS AGING

The Company has a security monitoring process overseen by a committee of investment and accounting professionals that, on a quarterly basis, identifies securities in an unrealized loss position that could potentially be other-than-temporarily impaired. For further discussion regarding the Company's other-than-temporary impairment policy, see Note No. 2, Summary of Significant Accounting Policies. Due to the issuers' continued satisfaction of the securities' obligations in accordance with their contractual terms and the expectation that they will continue to do so, management's intent and ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in market value, as well as the evaluation of the fundamentals of the issuers' financial condition and other objective evidence, the Company believes that the prices of the securities in the sectors identified in the tables below were temporarily depressed as of December 31, 2007 and 2006.

The following table presents cost or statement value, fair value, and unrealized losses for the Company's bonds and equity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2007:

                                       LESS THAN 12 MONTHS                        12 MONTHS OR MORE
                           AMORTIZED          FAIR          UNREALIZED        AMORTIZED          FAIR
                             COST             VALUE           LOSSES            COST             VALUE
---------------------------------------------------------------------------------------------------------
U.S. Gov't and Gov't
 agencies & authorities
 -- guaranteed &
  sponsored               $ --                    $ --             $ --             $110             $110
 -- guaranteed &
  sponsored - -
   asset-backed                44,618           44,107             (511)         190,627          187,527
States, municipalities &
 political subdivisions        35,000           33,354           (1,646)           1,155            1,108
International
 Governments                       --               --               --           14,074           13,972
Public utilities              172,959          166,639           (6,320)         111,623          106,277
All other corporate
 including international      627,727          609,966          (17,761)         477,236          454,143
All other
 corporate-asset-backed     1,053,508          974,477          (79,031)         475,498          460,148
                          -----------      -----------      -----------      -----------      -----------
  TOTAL FIXED MATURITIES    1,933,812        1,828,543         (105,269)       1,270,323        1,223,285
Common stock --
 unaffiliated                      --               --               --                3               --
Common stock --
 affiliated                        --               --               --           36,884            6,663
Preferred stock --
 unaffiliated                 207,806          188,684          (19,122)          69,480           62,785
                          -----------      -----------      -----------      -----------      -----------
            TOTAL EQUITY      207,806          188,684          (19,122)         106,367           69,448
                          -----------      -----------      -----------      -----------      -----------
        TOTAL SECURITIES   $2,141,618       $2,017,227        $(124,391)      $1,376,690       $1,292,733
                          -----------      -----------      -----------      -----------      -----------

                            12 MONTHS OR MORE                         TOTAL
                                  UNREALIZED       AMORTIZED          FAIR          UNREALIZED
                                    LOSSES           COST             VALUE           LOSSES
------------------------  -------------------------------------------------------------------------
U.S. Gov't and Gov't
 agencies & authorities
 -- guaranteed &
  sponsored                             $ --             $110             $110             $ --
 -- guaranteed &
  sponsored - -
   asset-backed                       (3,100)         235,245          231,634           (3,611)
States, municipalities &
 political subdivisions                  (47)          36,155           34,462           (1,693)
International
 Governments                            (102)          14,074           13,972             (102)
Public utilities                      (5,346)         284,582          272,916          (11,666)
All other corporate
 including international             (23,093)       1,104,963        1,064,109          (40,854)
All other
 corporate-asset-backed              (15,350)       1,529,006        1,434,625          (94,381)
                                  ----------      -----------      -----------      -----------
  TOTAL FIXED MATURITIES             (47,038)       3,204,135        3,051,828         (152,307)
Common stock --
 unaffiliated                             (3)               3               --               (3)
Common stock --
 affiliated                          (30,221)          36,884            6,663          (30,221)
Preferred stock --
 unaffiliated                         (6,695)         277,286          251,469          (25,817)
                                  ----------      -----------      -----------      -----------
            TOTAL EQUITY             (36,919)         314,173          258,132          (56,041)
                                  ----------      -----------      -----------      -----------
        TOTAL SECURITIES            $(83,957)      $3,518,308       $3,309,960        $(208,348)
                                  ----------      -----------      -----------      -----------

The following discussion refers to the data presented in the table above, excluding affiliated common stock. The Company holds 100% of the common stock of a foreign insurance subsidiary which is stated at GAAP carrying value adjusted for certain items non-admitted for U.S. Statutory rules if applicable. The Company does not have any current plans to dispose of this investment.

As of December 31, 2007, fixed maturities, comprised of approximately 590 securities, accounted for approximately 86% of the Company's total unrealized loss amount. The remaining 14% primarily consisted of non-redeemable preferred stock in the financial services sector, the majority of which were in an unrealized loss position for less than twelve months. There were no fixed maturities or equity securities as of December 31, 2007, with a fair value less than 80% of the security's amortized cost for more than six continuous months other than certain asset backed securities ("ABS") and collateralized mortgage backed securities ("CMBS") accounted for under SSAP No. 43. Based on management's best estimate of future cash flows, there were no such ABS and CMBS in an unrealized loss position as of December 31, 2007 that were deemed to be other-than-temporarily impaired.

Fixed maturity securities in an unrealized loss position for less than twelve months were comprised of approximately 245 securities. The majority of these securities are investment grade fixed maturities depressed due to changes in credit spreads from the date of purchase. As of December 31, 2007, 85% were securities priced at or greater than 85% of amortized cost. The remaining securities were primarily composed of CMBS, ABS, and other corporate securities in the financial services sector, of which 75% had a credit rating of BBB or above as of December 31, 2007. The severity of the depression resulted from credit spread widening due to tightened lending conditions and the market's flight to quality securities.

Fixed maturity securities depressed for twelve months or more as of December 31, 2007 were comprised of approximately 350 securities, with the majority of the unrealized loss amount relating to CMBS, corporate fixed maturities within the industrial and financial services sector and ABS. The CMBS in an unrealized loss position for twelve months or more as of December 31, 2007 were primarily the results of credit spreads widening from the security purchase date. The recent price depression resulted from widening credit spreads primarily due to tightened lending conditions and the market's flight to quality securities. However, commercial real estate fundamentals still appear strong with delinquencies, defaults and losses holding to relatively low levels. Substantially all of these securities are investment grade securities with an average price of 95% of amortized cost as of December 31, 2007. Future changes in fair value of these securities are primarily dependent on sector fundamentals, credit spread movements and changes in interest rates. Corporate securities in an unrealized loss position for twelve months or more as of December 31, 2007 were primarily the result of credit spreads widening from the security purchase date primarily due to tightened lending conditions and the market's flight to quality securities. Substantially all of these securities are investment grade with an average price of 95% of amortized cost. Future changes in fair value of these securities are primarily dependent on the extent of future issuer credit losses, return of liquidity, and changes in general market conditions, including interest rates and credit spread movements.

The following table presents amortized cost, fair value, and unrealized losses for the Company's bond and equity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2006.

                                          LESS THAN 12 MONTHS                          12 MONTHS OR MORE
                           AMORTIZED          FAIR              UNREALIZED       AMORTIZED          FAIR
                             COST             VALUE               LOSSES           COST             VALUE
----------------------------------------------------------------------------------------------------------------
U.S. Gov't and Gov't
 agencies & authorities
 -- guaranteed &
  sponsored                    $7,988           $7,967                $(21)         $11,657          $11,506
 -- guaranteed &
  sponsored --  asset-
  backed                       57,489           56,968                (521)         302,471          295,195
States, municipalities &
 political subdivisions        26,164           25,591                (573)          10,000            9,306
International
 Governments                       --               --                  --           14,663           14,216
Public utilities               99,646           98,353              (1,293)         171,165          163,709
All other corporate
 including international      465,006          459,063              (5,943)         671,415          648,191
All other corporate --
 asset-backed                 317,346          314,913              (2,433)         561,586          548,695
                          -----------      -----------          ----------      -----------      -----------
  TOTAL FIXED MATURITIES      973,639          962,855             (10,784)       1,742,957        1,690,818
Common stock --
  unaffiliated                     --               --                  --              516              507
Common stock --
 affiliated                        --               --                  --           36,884            5,815
Preferred stock --
  unaffiliated                 83,674           82,501              (1,173)          99,048           94,923
                          -----------      -----------          ----------      -----------      -----------
            TOTAL EQUITY       83,674           82,501              (1,173)         136,448          101,245
                          -----------      -----------          ----------      -----------      -----------
        TOTAL SECURITIES   $1,057,313       $1,045,356            $(11,957)      $1,879,405       $1,792,063
                          -----------      -----------          ----------      -----------      -----------

                          12 MONTHS OR MORE                              TOTAL
                              UNREALIZED        AMORTIZED            FAIR                UNREALIZED
                                LOSSES            COST               VALUE                 LOSSES
------------------------  -------------------------------------------------------------------------------
U.S. Gov't and Gov't
 agencies & authorities
 -- guaranteed &
  sponsored                        $(151)           $19,645            $19,473                  $(172)
 -- guaranteed &
  sponsored --  asset-
  backed                          (7,276)           359,960            352,163                 (7,797)
States, municipalities &
 political subdivisions             (694)            36,164             34,897                 (1,267)
International
 Governments                        (447)            14,663             14,216                   (447)
Public utilities                  (7,456)           270,811            262,062                 (8,749)
All other corporate
 including international         (23,224)         1,136,421          1,107,254                (29,167)
All other corporate --
 asset-backed                    (12,891)           878,932            863,608                (15,324)
                              ----------      -------------      -------------          -------------
  TOTAL FIXED MATURITIES         (52,139)         2,716,596          2,653,673                (62,923)
Common stock --
  unaffiliated                        (9)               516                507                     (9)
Common stock --
 affiliated                      (31,069)            36,884              5,815                (31,069)
Preferred stock --
  unaffiliated                    (4,125)           182,722            177,424                 (5,298)
                              ----------      -------------      -------------          -------------
            TOTAL EQUITY         (35,203)           220,122            183,746                (36,376)
                              ----------      -------------      -------------          -------------
        TOTAL SECURITIES        $(87,342)        $2,936,718         $2,837,419               $(99,299)
                              ----------      -------------      -------------          -------------

The Company holds 100% of the common stock of a foreign insurance subsidiary which is stated at GAAP carrying value adjusted for certain items non-admitted for U.S. Statutory rules if applicable in the Statements of Admitted Assets, Liabilities and Surplus. The Company does not have any current plans to dispose of this investment.

As of December 31, 2006, fixed maturities represented approximately 63% of the Company's total unrealized loss amount which was comprised of approximately 590 different securities. Approximately 90% of the total unrealized loss amount was comprised of securities with fair value to amortized cost ratios as of December 31, 2005 greater than 90%. The Company held no securities as of December 31, 2005 that were in an unrealized loss position in excess of $2,359.

Securities in an unrealized loss position for less than twelve months were comprised of approximately 190 securities of which 96%, or $10,407, were comprised of securities with fair value to amortized cost ratios at or greater than 85%. The majority of these securities are investment grade securities depressed due to changes in interest rates from the date of purchase.

The securities depressed for twelve months or more as of December 31, 2006 were comprised of approximately 400 securities. Of the twelve months or more unrealized loss amount 91%, or $47,628, was comprised of securities with fair value to amortized cost ratios as of December 31, 2006 greater than 90%. The majority of the securities depressed for twelve months or more are investment grade securities depressed primarily due to changes in interest rates from the date of purchase.

The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to risks and uncertainties in the determination of whether declines in the fair value of investments are other-than-temporary. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or near term recovery prospects and the effects of changes in interest rates.

4. INCOME TAXES:

The Company and The Hartford have entered into a tax sharing agreement under which each member of the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, generally will be determined as though the Company was filing a separate Federal income tax return.

(a) The components of the net deferred tax asset/(liability) as of December 31, are as follows:

                                                  2007              2006
--------------------------------------------------------------------------------
Total of all deferred tax assets (admitted
 and non-admitted)                                $610,815         $598,106
Total of all deferred tax liabilities             (116,655)         (44,644)
                                              ------------       ----------
Net deferred assets (admitted and
 non-admitted)                                     494,160          553,462
Net admitted deferred assets                       145,516           91,537
                                              ------------       ----------
Total deferred tax assets non-admitted            $348,644         $461,925
Increase in deferred taxes non-admitted          $(113,281)         $46,114
                                              ------------       ----------

(b) There were no unrecognized deferred tax liabilities.

(c) The components of incurred income tax expense and the change in deferred tax assets and deferred tax liabilities as of December 31, are as follows:

                                         2007       2006            2005
--------------------------------------------------------------------------------
Federal                                  $88,449    $31,961         $42,463
Federal income tax on capital gains        4,248     (4,248)         (5,439)
                                       ---------  ---------       ---------
        CURRENT INCOME TAXES INCURRED    $92,697    $27,713         $37,024
                                       ---------  ---------       ---------

The changes in the main components of deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets resulting from book/tax difference:

                                        2007         2006         CHANGE
--------------------------------------------------------------------------------
Reserves                                 $25,989      $50,141      $(24,152)
Tax DAC                                  283,943      266,428        17,515
Unrealized Losses                         54,684       28,465        26,219
Bonds and Other Investments               53,588       30,220        23,368
Minimum Tax Credit/Foreign Tax
 Credits                                 164,056      184,765       (20,709)
Other                                     28,555       38,087        (9,532)
                                     -----------  -----------  ------------
          TOTAL DEFERRED TAX ASSETS     $610,815     $598,106       $12,709
                                     -----------  -----------  ------------
   DEFERRED TAX ASSETS NON-ADMITTED     $348,644     $461,925     $(113,281)
                                     -----------  -----------  ------------

Deferred tax liabilities resulting from book/tax difference:

                                 2007              2006            CHANGE
--------------------------------------------------------------------------------
Bonds and Other Investments          $ --         $(21,397)         $21,397
Accrued Deferred
 Compensation                      (2,153)          (4,627)           2,474
Reserves                          (87,097)              --          (87,097)
Deferred and Uncollected          (19,853)         (17,661)          (2,192)
Other                              (7,552)            (959)          (6,593)
                             ------------       ----------       ----------
         TOTAL DEFERRED TAX
                LIABILITIES     $(116,655)        $(44,644)        $(72,011)
                             ------------       ----------       ----------
TOTAL ADMITTED DEFERRED TAX
                     ASSETS      $145,516          $91,537          $53,979
                             ------------       ----------       ----------

                                  2007              2006           CHANGE
--------------------------------------------------------------------------------
Total deferred tax assets         $610,815         $598,106         $12,709
Total deferred tax
 liabilities                      (116,655)         (44,644)        (72,011)
                               -----------       ----------       ---------
Net deferred tax asset
 (liability)                      $494,160         $553,462        $(59,302)
Adjust for stock compensation
 transfer                                                             2,630
Adjust for change in deferred
 tax on unrealized gains
 (losses)                                                           (26,219)
                                                                  ---------
Adjustment change in net
 deferred income tax                                               $(82,891)
                                                                  ---------

(d) The Company's income tax expense and change in deferred tax assets and deferred tax liabilities as of December 31, differs from the amount obtained by applying the Federal statutory rate of 35% to the Net Gain from Operations Before Federal Income Tax Expense for the following reasons:

                                             EFFECTIVE                            EFFECTIVE                            EFFECTIVE
                           2007               TAX RATE         2006               TAX RATE          2005               TAX RATE
------------------------------------------------------------------------------------------------------------------------------------
Tax provision at
 statutory rate            $132,025              35.0%         $128,249              35.0%           $89,641              35.0%
Tax preferred
 investments               (100,000)            (26.5)%        (107,070)            (29.2)%         (114,783)            (44.8)%
IMR adjustment               (3,662)             (1.0)%          (6,430)             (1.8)%           (3,643)             (1.4)%
Gain on reinsurance
 booked to surplus           68,051              18.0%               --                --                 --                --
Correction of deferred
 balances                     8,698               2.3%               --                --                 --                --
2005 Tax Return true
 up adjustment                   --                --            (3,636)             (1.0)%               --                --
Foreign Tax Credits         (12,692)             (3.3)%         (11,157)             (3.0)%               --                --
Change in basis of
 reserves booked to
 surplus                     82,901              22.0%               --                --                 --                --
Other                           267               0.1%           (2,719)             (0.7)%           (1,526)             (0.6)%
                        -----------            ------       -----------            ------        -----------            ------
                 TOTAL     $175,588              46.6%          $(2,763)             (0.7)%         $(30,311)            (11.8)%
                        -----------            ------       -----------            ------        -----------            ------

                                              EFFECTIVE                         EFFECTIVE                           EFFECTIVE
                                 2007         TAX RATE         2006              TAX RATE         2005              TAX RATE
---------------------------------------------------------------------------------------------------------------------------------
Federal and foreign income
 tax incurred                     $92,697        24.6%         $27,713              6.8%          $37,025              14.4%
Adjusted change in net
 deferred income taxes             82,891        22.0%         (30,476)            (7.5)%         (67,336)            (26.2)%
                              -----------       -----       ----------            -----        ----------            ------
TOTAL STATUTORY INCOME TAXES     $175,588        46.6%         $(2,763)            (0.7)%        $(30,311)            (11.8)%
                              -----------       -----       ----------            -----        ----------            ------

(e) As of December 31, 2007, the Company had no operating loss carry forward and no foreign tax credit carryforward.

The following are year to date income taxes incurred in the current and prior years that will be available for recoupment in the event of future net losses:

2007                                        $66,530
2006                                        $61,303
2005                                        $41,532

(f) The Company's Federal income tax return is consolidated within The Hartford Financial Services Group, Inc. consolidated Federal income tax return. The method of allocation between the companies is subject to written agreement, approved by the Board of Directors. Allocation is based upon separate return calculations with current credit for net losses, to the extent the losses provide a benefit in the consolidated return. Intercompany tax balances are settled quarterly.

5. REINSURANCE:

The Company has a reinsurance agreement under which the reinsurer has a limited right to unilaterally cancel any reinsurance for reasons other than for nonpayment of premium or other similar credits. The estimated amount of aggregate reduction in surplus of this limited right to unilaterally cancel this reinsurance agreement by the reinsurer for which cancellation results in a net obligation of the Company to the reinsurer, and for which such obligation is not presently accrued is $248,182 in 2007, an increase of $7,492 from the 2006 balance of $240,690. The total amount of reinsurance credits taken for this agreement is $381,819 in 2007, an increase of $11,527 from the 2006 balance of $370,292.

Effective August 31, 2005, the Company entered into a reinsurance agreement with Hartford Life Insurance K.K. ("HLIKK") (the "Reinsurance Agreement"). Through the Reinsurance Agreement, HLIKK agreed to cede and the Company agreed to reinsure 100% of the risks associated with the in-force and prospective guaranteed minimum income benefits ("GMIB") riders issued by HLIKK on its variable annuity business. In connection with accepting the GMIB risk for the in-force riders, on the effective date the Company received premiums collected since inception by HLIKK related to the in-force riders of $25,466.

Effective July 31, 2006, the Reinsurance Agreement was modified to include the guaranteed minimum death benefits ("GMDB") on covered contracts that have an associated GMIB rider. The modified reinsurance agreement applies to all contracts, GMIB riders and GMDB riders in-force and issued as of July 31, 2006 and prospectively, except for policies and GMIB riders issued prior to April 1, 2005, which were recaptured. Additionally, a tiered premium structure was implemented. On the date of the recapture, the Company forgave the reinsurance premiums collected since inception on all GMIB riders issued prior to April 1, 2005 and paid HLIKK $38,354. GMIB riders issued by HLIKK subsequent to April 1, 2005 continue to be reinsured by the Company.

In connection with the Reinsurance Agreement, the Company collected premiums of $47,999 as of December 31, 2007, and $5,313, net of the recaptured premiums, as of December 31, 2006 and holds reserves of $66,677 and $28,863 at December 31, 2007 and 2006, respectively.

Effective September 30, 2007, the Company entered into another reinsurance agreement where HLIKK agreed to cede and the Company agreed to reinsure 100% of the risks associated with the in-force and prospective guaranteed minimum accumulation benefits ("GMAB"), GMIB and GMDB riders issued by HLIKK on certain of its variable annuity business. In connection with this agreement, the Company collected premiums of $8,416 as of December 31, 2007 and holds reserves of $8,429 at December 31, 2007.

The amount of reinsurance recoverables from reinsurers was $27,577 and $11,213 at December 31, 2007 and 2006, respectively.

The effect of reinsurance as of and for the years ended December 31, is summarized as follows:

                                                                      DIRECT        ASSUMED         CEDED                NET
---------------------------------------------------------------------------------------------------------------------------------
2007
Aggregate Reserves for Life and
 Accident and Health Policies                                         $6,974,834    $1,050,543    $(2,049,303)         $5,976,074
Policy and Contract Claim Liabilities                                    $47,256       $14,423       $(30,399)            $31,281
Premium and Annuity Considerations                                   $11,045,000      $241,808      $(973,307)        $10,313,501
Death, Annuity, Disability and Other Benefits                           $334,482      $115,945      $(101,185)           $349,242
Surrenders and Other Fund Withdrawals                                $10,633,115      $624,725    $(1,729,032)         $9,528,808

                                                                       DIRECT        ASSUMED         CEDED               NET
---------------------------------------------------------------------------------------------------------------------------------
2006
Aggregate Reserves for Life and Accident and Health Policies           $6,189,958    $1,385,824    $(1,152,935)        $6,422,847
Policy and Contract Claim Liabilities                                     $51,900       $13,508       $(32,773)           $32,635
Premium and Annuity Considerations                                     $9,936,139      $210,011      $(303,845)        $9,842,305
Death, Annuity, Disability and Other Benefits                            $275,788      $106,626       $(83,321)          $299,093
Surrenders and Other Fund Withdrawals                                 $10,086,669      $673,938    $(1,706,377)        $9,054,230

                                                                        DIRECT       ASSUMED         CEDED               NET
---------------------------------------------------------------------------------------------------------------------------------
2005
Aggregate Reserves for Life and
 Accident and Health Policies                                          $5,709,495    $1,474,084    $(1,033,127)        $6,150,452
Policy and Contract Claim Liabilities                                     $21,717        $9,087        $(5,885)           $24,919
Premium and Annuity Considerations                                     $9,133,178      $270,423      $(251,264)        $9,152,337
Death, Annuity, Disability and Other Benefits                            $214,103      $115,716       $(49,707)          $280,112
Surrenders and Other Fund Withdrawals                                  $7,991,353      $624,025    $(1,640,814)        $6,974,564

6. PREMIUM AND ANNUITY CONSIDERATIONS (DEFERRED AND UNCOLLECTED)

The following presents premium and annuity considerations (deferred and uncollected) as of December 31,

                                                            2007
                                               GROSS           NET OF LOADING
--------------------------------------------------------------------------------
TYPE
Ordinary New Business                           $3,418               $3,775
Ordinary Renewal                                45,181               52,893
Group Life                                          30                   56
                                             ---------            ---------
                                      TOTAL    $48,629              $56,724
                                             ---------            ---------

                                                            2006
                                               GROSS           NET OF LOADING
--------------------------------------------------------------------------------
TYPE
Ordinary New Business                           $4,060               $4,785
Ordinary Renewal                                38,012               45,615
Group Life                                          32                   60
                                             ---------            ---------
                                      TOTAL    $42,104              $50,460
                                             ---------            ---------

7. RELATED PARTY TRANSACTIONS:

Transactions between the Company and its affiliates, relate principally to tax settlements, reinsurance, insurance coverages, rental and service fees, capital contributions and payments of dividends. Investment management fees were allocated by Hartford Investment Management Company and are a component of net investment income. Substantially all general insurance expenses related to the Company, including rent and benefit plan expenses, are initially paid by The Hartford.

Direct expenses are allocated using specific identification and indirect expenses are allocated using other applicable methods. Indirect expenses include those for corporate areas which, depending on type, are allocated based on either a percentage of direct expenses or on utilization. During 2006 the Company revised its method of allocating certain indirect expenses.

The Company has also invested in bonds of its indirect affiliate, HL Investment Advisors, Inc., and common stock of its subsidiary, Hartford Life, Ltd. The HL Investment Advisors, Inc. bond was sold in December 2007.

Effective November 1, 2007, the Company has entered into a coinsurance with funds withheld and a modified coinsurance reinsurance agreement with Champlain Life Reinsurance Company, an affiliated reinsurance company domiciled in Vermont. The reinsurer is unauthorized in the State of Connecticut. This Agreement takes into account State of Vermont prescribed practice that allows a letter of credit to back a certain portion of statutory reserves and a prescribed practice for the reinsurer to recognize a net liability for inuring YRT reinsurance contracted by the ceding company. The letter of credit held by the affiliated reinsurer has been assigned to the Company and as such also provides collateral for the unauthorized reinsurance. The increase in surplus, net of federal income tax, resulting from the reinsurance agreement is $194,430 and is identified separately on the Admitted Assets, Liabilities and Surplus statement. This surplus benefit will be amortized into income on a net of tax basis as earnings emerge from the business reinsured, resulting in a net zero impact to surplus.

At December 31, 2007 and 2006, the Company reported $32,272 and $10,339, respectively, as a receivable from and $41,011 and $30,498, respectively, as a payable to parents, subsidiaries and affiliates. The terms of the written settlement agreement require that these amounts be settled generally within 30 days.

Related party transactions may not be indicative of the costs that would have been incurred on a stand alone basis.

For additional information, see Notes 4, 5, 8 and 11.

8. PENSION, RETIREMENT, AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS:

All employees hired by The Hartford's life insurance companies are included in The Hartford's non-contributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. Federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates. The costs that were allocated to the Company for pension related expenses were $12,807, $10,717 and $8,226 for 2007, 2006 and 2005, respectively.

Employees of The Hartford's life insurance companies are also provided, through The Hartford, certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap, which limits average company contributions. The Hartford has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Postretirement health care and life insurance benefits expense allocated to the Company was not material to the results of operations for 2007, 2006 or 2005.

Substantially all employees of the Company are eligible to participate in the Hartford's Investment and Savings Plan under which designated contributions may be invested in common stock of The Hartford or certain other investments. These contributions are matched, up to 3% of compensation, by the Company. In addition, the Company allocates 1.5% of base salary to the plan for each eligible employee earning less than $100,000 and 0.5% of base salary for all other eligible employees. The cost allocated to the Company for the years ended December 31, 2007 and 2006 and 2005 was $5,528 and $4,113 and $3,326,
respectively.

9. CAPITAL AND SURPLUS AND SHAREHOLDER DIVIDEND RESTRICTIONS:

The maximum amount of dividends which can be paid to shareholders by Connecticut domiciled insurance companies, without prior approval, is generally restricted to the greater of 10% of surplus as of the preceding December 31st or the net gain from operations after dividends to policyholders, Federal income taxes and before realized capital gains or (losses) for the previous year. In addition, if any dividend exceeds the insurer's earned surplus, it requires the prior approval of the Connecticut Insurance Commissioner. Dividends are paid as determined by the Board of Directors and are not cumulative. In 2007 and 2006, dividends of $207,000 and $115,000, respectively, were paid. In 2005, no dividends were paid or declared. The amount available for dividends in 2008 is approximately $366,275.

The portion of unassigned funds (surplus) represented or reduced by cumulative unrealized gains and losses is $114,240.

10. SEPARATE ACCOUNTS:

The Company maintained separate account assets totaling $81,072,392 and $76,317,895 as of December 31, 2007 and 2006, respectively. Separate account assets are segregated from other investments and reported at fair value. Separate account liabilities are determined in accordance with prescribed actuarial methodologies, which approximate the market value less applicable surrender charges. The resulting surplus is recorded in the general account Statements of Operations as a component of Net Transfers to Separate Accounts. The Company's separate accounts are non-guaranteed, wherein the policyholder assumes substantially all the investment risks and rewards. Investment income (including investment gains and losses) and interest credited to policyholders on separate account assets are not separately reflected in the statutory statements of operations.

Separate account fees, net of minimum guarantees, were $1,542,870, $1,378,577 and $1,369,610 for the years ended December 31, 2007, 2006 and 2005, respectively, and are recorded as a component of fee income on the Company's statutory basis Statements of Operations.

An analysis of the Separate Accounts as of December 31, 2007 is as follows:

                                                              NONINDEXED
                                                              GUARANTEED                                NON-
                                                              LESS THAN           NONINDEXED         GUARANTEED
                                                               OR EQUAL           GUARANTEED          SEPARATE
                                                                TO 4%            MORE THAN 4%         ACCOUNTS         TOTAL
---------------------------------------------------------------------------------------------------------------------------------
1. Premiums considerations or deposits for the year ended
 2006                                                            $ --                $ --              $7,121,542      $7,121,542
2. Reserves @ year end                                             --                  --                      --              --
  I. For accounts with assets at:                                  --                  --                      --              --
      a. Market value                                              --                  --              78,639,797      78,639,797
      b. Amortized cost                                            --                  --                      --              --
                                                                 ----                ----          --------------  --------------
      c. Total reserves                                          $ --                $ --             $78,639,797     $78,639,797
                                                                 ----                ----          --------------  --------------
  II. By withdrawal characteristics:
      a. Subject to discretionary withdrawal                     $ --                $ --                    $ --            $ --
      b. With MVA adjustment                                       --                  --                      --              --
      c. @ BV without MV adjustment and with surrender
       charge of 5% or more                                        --                  --                      --              --
      d. @ Market value                                            --                  --              78,520,741      78,520,741
      e. @ BV without MV adjustment and with surrender
       charge less than 5%                                         --                  --                      --              --
                                                                 ----                ----          --------------  --------------
      f. Subtotal                                                $ --                $ --             $78,520,741     $78,520,741
      g. Not subject to discretionary withdrawal                   --                  --                 119,056         119,056
                                                                 ----                ----          --------------  --------------
      h. Total                                                   $ --                $ --             $78,639,797     $78,639,797
                                                                 ----                ----          --------------  --------------

Below is the reconciliation of Net Transfers (from) to Separate Accounts as of December 31,

                                                                           2007                2006                2005
---------------------------------------------------------------------------------------------------------------------------------
Transfer to Separate Accounts                                             $7,121,542          $6,907,635          $6,181,003
Transfer from Separate Accounts                                           (7,340,251)         (7,637,822)         (5,041,408)
                                                                       -------------       -------------       -------------
Net Transfer (from) to Separate Accounts                                    (218,708)           (730,187)          1,139,595
Internal Exchanges & Other Separate Account Activity                         (18,445)             55,063              52,973
                                                                       -------------       -------------       -------------
Transfer (from) to Separate Accounts on the Statement of Operations        $(237,153)          $(675,124)         $1,192,568
                                                                       -------------       -------------       -------------

11. CORRECTION OF ERRORS:

During an analysis of reserving systems in 2007, the Company discovered an error in the reserves for certain individual annuity products. These annuity products have a 4 year surrender charge, however, they were coded in the reserving system with a 7 year surrender charge. As a result reported reserves have been understated and surplus has been overstated. The correction related to prior years was booked directly to reserves and surplus in the amount of $32,469.

During an analysis of federal income taxes in 2007, the Company discovered an error in the liability relating to prior years. A portion of total taxes has been inadvertently misclassified between current and deferred taxes, and inadvertently misallocated among certain affiliates. As a result, the reported current federal income tax recoverable and surplus have been understated. The correction was booked directly to federal income tax recoverable and surplus in the amount of $36,656. The net admitted deferred tax asset is unaffected, as the adjustment to the total deferred tax asset is offset by a change in the nonadmitted portion.

12. COMMITMENTS AND CONTINGENT LIABILITIES:

(A) LITIGATION

The Company is or may become involved in various legal actions, some of which assert claims for substantial amounts. Management expects that the ultimate liability, if any, with respect to such lawsuits, after consideration of provisions made for estimated losses and costs of defense, will not be material to the consolidated financial condition of the Company.

On July 23, 2007, The Hartford entered into an agreement (the "Agreement") with the New York Attorney General's Office, the Connecticut Attorney General's Office, and the Illinois Attorney General's Office to resolve (i) the previously disclosed investigations by these Attorneys General regarding, among other things, The Hartford's compensation agreements with brokers, alleged participation in arrangements to submit inflated bids, sale of fixed and individual annuities used to fund structured settlements, and marketing and sale of individual and group variable annuity products and (ii) the previously disclosed investigation by the New York Attorney General's Office of aspects of The Hartford's variable annuity and mutual fund operations related to market timing. In light of the Agreement, the Staff of the Securities and Exchange Commission has informed The Hartford that it has determined to conclude its previously disclosed investigation into market timing without taking any action. Under the terms of the Agreement, The Hartford paid $115 million, of which $84 million represents restitution for market timing, $5 million represents restitution for issues relating to the compensation of brokers, and $26 million is a civil penalty.

Hartford Life & Annuity recorded charges of $50 million, after-tax, in the aggregate through the second quarter of 2007 to establish a reserve for the market timing matters.

(B) GUARANTY FUNDS

Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty association for certain obligations of insolvent insurance companies to policyholders and claimants. Part of the assessments paid by the Company pursuant to these laws may be used as credits for a portion of the associated premium taxes. The Company paid guaranty fund assessments of approximately $519, $308 and $1,450 in 2007, 2006 and 2005, respectively, of which $480, $279 and
$1,020 in 2007, 2006 and 2005, respectively, increased the creditable amount against premium taxes. The Company has a guaranty fund receivable of $3,881 and $3,914 as of December 31, 2007 and 2006, respectively.

(C) LEASES

As discussed in Note 7, transactions with The Hartford include rental of facilities and equipment. The rent paid by the Company to Hartford Fire for space occupied was $12,104, $15,719 and $16,470 in 2007, 2006 and 2005,
respectively. Future minimum rental commitments are as follows:

2008                                7,870
2009                                5,068
2010                                3,654
2011                                2,246
Thereafter                          1,482
                                ---------
Total                             $20,320
                                ---------

The principal executive office of the Company, together with its parent and other life insurance affiliates, is located in Simsbury, Connecticut. The Company's allocated rental expense is recognized over the term of the primary sublease for the facility located in Simsbury, Connecticut, which expires on December 31, 2010, and amounted to $4,953, $4,891 and $12,860 in 2007, 2006 and
2005, respectively.

(D) TAX MATTERS

The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"). The IRS began its audit of the 2002-2003 tax years in 2005 and the Company expects the audit to be concluded in early 2008. The 2004 through 2006 examination will begin in 2008. Management believes that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax-related matters for all open tax years.

The separate account dividends received deduction ("DRD") is estimated for the current year using information from the prior year-end, adjusted for current year equity market performance. The estimated DRD is generally updated in the third quarter for the provision-to-filed-return adjustments, and in the fourth quarter based on current year ultimate mutual fund distributions and fee income from the Company's variable insurance products. The actual current year DRD can vary from estimates based on, but not limited to, changes in eligible dividends received by the mutual funds, amounts of distributions from these mutual funds, amounts of short-term capital gains at the mutual fund level and the Company's taxable income before the DRD.

The Company receives a foreign tax credit ("FTC") against its U.S. tax liability for foreign taxes paid by the Company including payments from its separate account assets. The separate account FTC is estimated for the current year using information from the most recent filed return, adjusted for the change in the allocation of separate account investments to the international equity markets during the current year. The actual current year FTC can vary from the estimates due to the actual FTC's passed through by the mutual funds.

(E) FUNDING OBLIGATION

At December 31, 2007, the Company had an outstanding commitment totaling $16,373, of which $10,532 related to funding limited partnership investments and $5,841 related to a mortgage loan funding that has commitment period that expires in less than one year.

                                     *****

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                     SCHEDULE I -- SELECTED FINANCIAL DATA
                               DECEMBER 31, 2007
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

INVESTMENT INCOME EARNED:
 U.S. Government Bonds                                               $2,359
 Bonds Exempt from U.S. Tax                                              45
 Other Bonds (unaffiliated)                                         311,409
 Bonds of Affiliates                                                    910
 Preferred Stocks (unaffiliated)                                     15,327
 Preferred Stocks of affiliates                                          --
 Common Stocks (unaffiliated)                                           748
 Common Stocks of affiliates                                             --
 Mortgage Loans                                                      17,414
 Real Estate                                                          1,805
 Contract loans                                                      21,532
 Cash/short-term Investments                                         20,579
 Derivative Instruments                                             (16,152)
 Other Invested Assets                                                   --
 Aggregate Write-ins for Investment Income                            7,373
                                                              -------------
 GROSS INVESTMENT INCOME                                            383,349
 Less: Investment Expenses                                           34,912
                                                              -------------
                                       NET INVESTMENT INCOME       $348,437
                                                              -------------
REAL ESTATE OWNED -- BOOK VALUE LESS ENCUMBRANCES:                  $27,569
                                                              -------------
MORTGAGE LOANS -- BOOK VALUE:
 Farm Mortgages                                                     $14,319
 Residential Mortgages                                                   --
 Commercial Mortgages                                               336,209
                                        TOTAL MORTGAGE LOANS       $350,528
                                                              -------------
MORTGAGE LOANS BY STANDING -- BOOK VALUE:
 Good Standing                                                     $350,528
 Good Standing with Restructured Terms                                   --
 Interest Overdue More Than 90 Days                                      --
 Not In Foreclosure                                                      --
 Foreclosure In Process                                                  --
OTHER LONG TERM ASSETS -- STATEMENT VALUE:                           $9,672
                                                              -------------
COLLATERAL LOANS                                                       $ --
                                                              -------------
BONDS AND STOCKS OF PARENTS, SUBSIDIARIES AND AFFILIATES --
BOOK VALUE:
 Bonds                                                                 $ --
 Preferred Stocks                                                        --
 Common Stocks                                                        6,663
BONDS AND SHORT-TERM INVESTMENTS BY MATURITY AND CLASS:
By Maturity -- Statement Value
 Due within one year or less                                       $794,682
 Over 1 year through 5 years                                      1,960,800
 Over 5 years through 10 years                                    2,005,158
 Over 10 years through 20 years                                     617,377
 Over 20 years                                                      704,118
                                                              -------------
                                           TOTAL BY MATURITY     $6,082,135
                                                              -------------
By Class -- Statement Value
 Class 1                                                         $4,518,111
 Class 2                                                          1,377,489
 Class 3                                                            163,975
 Class 4                                                             17,394
 Class 5                                                              4,286
 Class 6                                                                880
                                                              -------------
                                              TOTAL BY CLASS     $6,082,135
                                                              -------------

Total Publicly Traded                                                 $4,285,074
Total Privately Placed                                                 1,797,061
                                                                   -------------
                                              TOTAL BY MAJOR TYPE     $6,082,135
                                                                   -------------
INVESTMENT BALANCES:
 Preferred Stocks -- Statement Value                                    $301,811
 Common Stocks -- Market Value                                            14,747
 Short-Term Investments -- Book Value                                    476,505
 Options, Caps, and Floors Owned -- Statement Value                      404,762
 Options, Caps, and Floors Written and Inforce -- Statement Value             --
 Collar, Swap, and Forward Agreements Open -- Statement Value             61,489
 Financial Futures Contracts Open -- Current Value                       399,820
 Cash on Deposit                                                          71,359
 Cash Equivalents                                                         17,419
LIFE INSURANCE IN FORCE:
 Industrial                                                                 $ --
 Ordinary                                                             79,464,073
 Credit Life                                                                  --
 Group Life                                                              197,838
AMOUNT OF ACCIDENTAL DEATH INSURANCE IN FORCE UNDER:
 Ordinary Policies                                                       $52,276
POLICIES WITH DISABILITY PROVISIONS IN FORCE:
 Industrial                                                                 $ --
 Ordinary                                                              5,347,444
 Credit Life                                                                  --
 Group Life                                                                5,670
SUPPLEMENTARY CONTRACTS IN FORCE:
Ordinary -- Not Involving Life Contingencies
 Amount on Deposit                                                          $ --
 Income Payable                                                               --
Ordinary -- Involving Life Contingencies
 Amount on Deposit                                                            $1
 Income Payable                                                            3,390
Group -- Not Involving Life Contingencies
 Amount on Deposit                                                          $ --
 Income Payable                                                               --
Group -- Involving Life Contingencies
 Amount on Deposit                                                          $ --
 Income Payable                                                               --
ANNUITIES:
Ordinary:
 Immediate -- Amount of Income Payable                                   $45,960
 Deferred -- Fully Paid Account Balance                               80,673,716
 Deferred -- Not Fully Paid -- Account Balance                            95,478
Group:
 Amount of Income Payable                                                    $79
 Fully Paid Account Balance                                              355,682
 Not Fully Paid -- Account Balance                                            --
ACCIDENT AND HEALTH INSURANCE -- PREMIUMS IN FORCE:
 Group                                                                      $ --
 Credit                                                                       --
 Ordinary                                                                  1,127
DEPOSIT FUNDS AND DIVIDEND ACCUMULATIONS:
 Deposit Funds -- Account Balance                                        $39,202
 Dividend Accumulations -- Account Balance                                   129

CLAIM PAYMENTS:
Group Accident & Health
 2007                                                                       $ --
 2006                                                                         --
 2005                                                                         --
 2004                                                                         --
 2003                                                                         --
 Prior                                                                        --
Other Accident & Health
 2007                                                                       $563
 2006                                                                        257
 2005                                                                        112
 2004                                                                         33
 2003                                                                        145
 Prior                                                                       766
Other Coverages that use Development Methods to Calculate Claim
 Reserves
 2007                                                                       $ --
 2006                                                                         --
 2005                                                                         --
 2004                                                                         --
 2003                                                                         --
 Prior                                                                        --

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                   SCHEDULE II -- SUMMARY INVESTMENT SCHEDULE
                               DECEMBER 31, 2007
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

                                                                                                       ADMITTED ASSETS AS
                                                                   GROSS INVESTMENT                     REPORTED IN THE
                                                                       HOLDINGS                         ANNUAL STATEMENT
                  INVESTMENTCATEGORIES                       AMOUNT             PERCENTAGE       AMOUNT             PERCENTAGE
---------------------------------------------------------------------------------------------------------------------------------
1. Bonds:
  1.1 U.S. treasury securities                                 $21,767               0.3           $21,767               0.3
  1.2 U.S. government agency obligations (excluding
   mortgage-backed securities):
     1.21 issued by U.S. government agencies                        --                --                --                --
     1.22 issued by U.S. government sponsored agencies              --                --                --                --
  1.3 Foreign government (including Canada, excluding            5,071               0.1             5,071               0.1
   mortgage-backed securities)
  1.4 Securities issued by states, territories and
   possessions and political subdivisions in the U.S:
     1.41 State, territories, and possessions general            1,155                --             1,155                --
      obligations
     1.42 Political subdivisions of states, territories             --                --                --                --
      & possessions & political subdivisions general
      obligations
     1.43 Revenue and assessment obligations                    35,000               0.4            35,000               0.4
     1.41 Industrial development and similar obligations            --                --                --                --
  1.5 Mortgage-backed securities (includes residential
   and commercial MBS):
     1.51 Pass-through securities:
         1.511 Issued or guaranteed by GNMA                     18,344               0.2            18,344               0.2
         1.512 Issued or guaranteed bly FNMA and FHLMC         377,186               4.8           377,186               4.8
         1.513 All other                                            --                --                --                --
     1.52 CMOs and REMICs:
         1.521 Issued or guaranteed by GNMA, FNMA, and         148,490               1.9           148,490               1.9
          FHLMC or VA
         1.522 Issued by non-U.S. Government issuers and            --                --                --                --
          collateralized by MBS issued or guaranteed by
          GNMA, FNMA, FHLMC or VA
         1.523 All other                                     2,089,693              26.7         2,089,693              26.7
2. Other debt and other fixed income securities
 (excluding short-term):
  2.1 Unaffiliated domestic securities (includes credit      1,821,585              23.2         1,821,585              23.2
   tenant loans rated by the SVO)
  2.2 Unaffiliated foreign securities                        1,087,341              13.9         1,087,341              13.9
  2.3 Affiliated securities                                         --                --                --                --
3. Equity Interests:
  3.1 Investment in mutual funds                                 8,084               0.1             8,084               0.1
  3.2 Preferred stocks:
     3.21 Affiliated                                                --                --                --                --
     3.22 Unaffiliated                                         301,811               3.9           301,811               3.9
  3.3 Publicly traded securities (excluding preferred
   stocks):
     3.31 Affiliated                                                --                --                --                --
     3.32 Unaffiliated                                              --                --                --                --
  3.4 Other equity securities:
     3.41 Affiliated                                             6,663               0.1             6,663               0.1
     3.42 Unaffiliated                                              --                --                --                --
  3.5 Other equity securities including tangible
   personal property under lease:
     3.51 Affiliated                                                --                --                --                --
     3.52 Unaffiliated                                              --                --                --                --
4. Mortgage loans:
  4.1 Construction and land development                             --                --                --                --
  4.2 Agricultural                                                  --                --                --                --
  4.3 Single family residential properties                          --                --                --                --
  4.4 Multifamily residential properties                            --                --                --                --
  4.5 Commercial loans                                         350,528               4.5           350,528               4.5
  4.6 Mezzanine real estate loans                                   --                --                --                --
5. Real estate investments
  5.1 Property occupied by company                              27,569               0.4            27,569               0.4
  5.2 Property held for production of income                        --                --                --                --
  5.3 Property held for sale                                        --                --                --                --
6. Policy Loans                                                343,773               4.4           343,773               4.4
7. Receivables for securities                                  146,476               1.9           146,476               1.9
8. Cash and short-term investments                             565,283               7.2           565,283               7.2
9. Other invested assets                                       483,357               6.2           483,357               6.2
                                                          ------------            ------       -----------            ------
10. TOTAL INVESTED ASSETS                                   $7,839,176             100.0        $7,839,176             100.0
                                                          ------------            ------       -----------            ------

                SCHEDULE III -- INVESTMENT RISKS INTERROGATORIES

                                  Due April 1
                      For the year ended December 31, 2007
                 Of HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
               Address (City, State, Zip Code): SIMSBURY CT 06089

    NAIC Group Code        0091        NAIC Company Code         71153              Employer's ID Number               39-1052598

The Investment Risks Interrogatories are to be filed by April 1. They are also to be included with the Audited Statutory Financial Statements.

Answer the following interrogatories by reporting the applicable U.S. dollar amounts and percentages of the reporting entity's total admitted assets held in that category of investments.

1. Reporting entity's total admitted assets as reported on        $8,275,384,866
 Page 2 of this annual statement.

2.   Ten largest exposures to a single issuer/borrower/investment.

                                                                                                    4
                                                                                                PERCENTAGE
                                                             2                                   OF TOTAL
                        1                               DESCRIPTION                3             ADMITTED
                     ISSUER                             OF EXPOSURE             AMOUNT            ASSETS
---------------------------------------------------------------------------------------------------------------------------------
  2.01 SHORT TERM INVESTMENT POOL (STIP)           BOND                         $297,454,961           3.594  %
  2.02 GOLDENTREE LOAN OPPORTUNITIES               BOND                         $125,000,000           1.511  %
  2.03 JP MORGAN TREASURY PLUS                     BOND                          $79,293,511           0.958  %
  2.04 NORTHWOODS CAPITAL LTD WOODS_07-8A          BOND                          $75,000,000           0.906  %
  2.05 BANK OF NEW YORK CASH RESERVE ACCT          BOND                          $62,599,084           0.756  %
  2.06 HTFD REGENCY CENTERS FIXED LIFE             MORTGAGE LOAN                 $60,000,000           0.725  %
  2.07 UNION PACIFIC CORPORATION                   BOND                          $60,000,000           0.725  %
  2.08 HUTCHISON WHAMPOA LIMITED                   BOND                          $56,650,421           0.685  %
  2.09 CBS CORP                                    BOND                          $55,160,453           0.667  %
  2.10 PARCS LTD                                   BOND                          $49,825,283           0.602  %

3. Amounts and percentages of the reporting entity's total admitted assets held in bonds and preferred stocks by NAIC rating.

BONDS                                                                  1                           2
---------------------------------------------------------------------------------------------------------------------------------
  3.01 NAIC-1                                                                $4,518,110,874          54.597  %
  3.02 NAIC-2                                                                $1,377,489,022          16.646  %
  3.03 NAIC-3                                                                  $163,975,331           1.981  %
  3.04 NAIC-4                                                                   $17,394,081           0.210  %
  3.05 NAIC-5                                                                    $4,285,823           0.052  %
  3.06 NAIC-6                                                                      $880,000           0.011  %

PREFERRED STOCKS                                                       3                           4
---------------------------------------------------------------------------------------------------------------------------------
  3.07 P/RP-1                                                                  $147,902,029           1.787  %
  3.08 P/RP-2                                                                  $122,237,327           1.477  %
  3.09 P/RP-3                                                                   $31,362,160           0.379  %
  3.10 P/RP-4                                                                             $           0.000  %
  3.11 P/RP-5                                                                      $309,220           0.004  %
  3.12 P/RP-6                                                                             $           0.000  %

4.   Assets held in foreign investments:

  4.01 Are assets held in foreign                             Yes / / No x
   investments less than 2.5% of the
   reporting entity's total admitted
   assets?
  4.02 Total admitted assets held in         $1,074,069,210          12.979%
   foreign investments
  4.03 Foreign-currency-denominated            $248,406,483           3.002%
   investments
  4.04 Insurance liabilities denominated                  $           0.000%
   in that same foreign currency
  If response to 4.01 above is yes,
   responses are not required for
   interrogatories 5-10.

5.   Aggregate foreign investment exposure categorized by NAIC sovereign rating:

                                                                       1                           2
---------------------------------------------------------------------------------------------------------------------------------
  5.01 Countries rated NAIC-1                                                $1,074,069,210          12.979%
  5.02 Countries rated NAIC-2                                                             $           0.000%
  5.03 Countries rated NAIC-3 or below                                                    $           0.000%

6. Two largest foreign investment exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                                          1                           2
                                                       ---------------------------------------  --------------
     Countries rated NAIC-1:
  6.01 Country: CAYMAN ISLANDS                                                    $289,516,077           3.499%
  6.02 Country: UNITED KINGDOM                                                    $168,863,880           2.041%
     Countries rated NAIC-2:
  6.03 Country:                                                                              $           0.000%
  6.04 Country:                                                                              $           0.000%
     Countries rated NAIC-3 or below:
  6.05 Country:                                                                              $           0.000%
  6.06 Country:                                                                              $           0.000%

                                                                       1                           2
---------------------------------------------------------------------------------------------------------------------------------
7.   Aggregate unhedged foreign currency exposure:                                        $           0.000%

8. Aggregate unhedged foreign currency exposure categorized by NAIC sovereign rating:

  8.01 Countries rated NAIC-1                                                                $           0.000%
  8.02 Countries rated NAIC-2                                                                $           0.000%
  8.03 Countries rated NAIC-3 or below                                                       $           0.000%

9. Two largest unhedged foreign currency exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                                        1                           2
---------------------------------------------------------------------------------------------------------------------------------
     Countries rated NAIC-1:
  9.01 Country:                                                                            $           0.000%
  9.02 Country:                                                                            $           0.000%
     Countries rated NAIC-2:
  9.03 Country:                                                                            $           0.000%
  9.04 Country:                                                                            $           0.000%
     Countries rated NAIC-3 or below:
  9.05 Country:                                                                            $           0.000%
  9.06 Country:                                                                            $           0.000%

10.  Ten largest non-sovereign (i.e. non-governmental) foreign issues:

                 1                        2
              ISSUER                 NAIC RATING        3             4
------------------------------------------------------------------------------------------------
  10.01 GOLDENTREE LOAN              1FE           $125,000,000         1.511%
   OPPORTUNITIES
  10.02 NORTHWOODS CAPITAL LTD       1FE            $75,000,000         0.906%
   WOODS_07-8A
  10.03 HUTCHISON WHAMPOA LIMITED    1FE            $56,650,421         0.685%
  10.04 TELECOM ITALIA S.P.A         2FE            $36,039,407         0.436%
  10.05 COCA-COLA AMATIL LIMITED     1              $34,632,536         0.419%
  10.06 EDIZIONE HOLDING             1FE            $29,241,006         0.353%
  10.07 LLOYDS TSB GROUP PLC         PIA            $27,478,825         0.332%
  10.08 CENT CDO 14 LTD              IFE            $25,200,000         0.305%
  10.09 FRANCE TELECOM               IFE            $24,303,826         0.294%
  10.10 CREDIT AGRICOLE SA           PILFE         $20,000,000          0.242%

11. Amounts and percentages of the reporting entity's total admitted assets held in Canadian investments and unhedged Canadian currency exposure:

  11.01 Are assets held in Canadian                             Yes / / No x
   investments less than 2.5% of the
   reporting entity's total admitted assets?
   If response to 11.01 is yes, detail is not
   required for the remainder of
   Interrogatory 11.

  11.02 Total admitted assets held in                      $209,209,163       2.528%
   Canadian Investments
  11.03 Canadian currency-denominated                       $12,827,398       0.155%
   investments
  11.04 Canadian-denominated insurance                                $       0.000%
   liabilities
  11.05 Unhedged Canadian currency exposure                           $       0.000%

12. Report aggregate amounts and percentages of the reporting entity's total admitted assets held in investments with contractual sales restrictions.

  12.01 Are assets held in investments with                               Yes x No / /
   contractual sales restrictions less than
   2.5% of the reporting entity's total
   admitted assets?

     If response to 12.01 is yes, responses
     are not required for the remainder of
     Interrogatory 12.

                   1                                2                  3
------------------------------------------------------------------------------------------------------
     12.02 Aggregate statement value of                   $              0.000%
      investments with contractual sales
      restrictions:
      Largest 3 investments with
      contractual sales restrictions:
  12.03                                                   $              0.000%
  12.04                                                   $              0.000%
  12.05                                                   $              0.000%

13. Amounts and percentages of admitted assets held in the largest 10 equity interests:

  13.01 Are assets held in equity interest less than 2.5% of                        Yes / / No
   the reporting entity's total admitted assets?                                        x
   If response to 13.01 above is yes, responses are not
   required for the remainder of Interrogatory 13.

                   1
             NAME OF ISSUER                           2                   3
---------------------------------------------------------------------------------------------------------
  13.02 LLOYDS TSB GROUP PLC                       $27,478,825              0.332%
  13.03 GOLDMAN SACHS GROUP INC                    $27,459,000              0.332%
  13.04 CREDIT AGRICOLE SA                         $20,000,000              0.242%
  13.05 CHUBB CORPORATION (THE)                    $19,981,421              0.241%
  13.06 BANCO BILBAO VIZCAYA ARGENTARIA            $19,792,200              0.239%
   S.A.
  13.07 BNP PARIBAS                                $19,000,000              0.230%
  13.08 TORONTO-DOMINION BANK (THE)                $14,578,000              0.176%
  13.09 RESONA HOLDINGS INC                        $14,089,908              0.170%
  13.10 NIB CAPITAL NV                             $13,847,931              0.167%
  13.11 SOCIETE GENERALE                           $12,600,000              0.152%

14. Amounts and percentages of the reporting entity's total admitted assets held in nonaffiliated, privately placed equities:

  14.01 Are assets held in nonaffiliated,                       Yes x No / /
   privately placed equities less than 2.5% of the reporting entity's total admitted assets?
   If response to 14.01 above is yes,
   responses are not required for the
   remainder of Interrogatory 14.

                      1                            2            3
---------------------------------------------------------------------------------------
  14.02 Aggregate statement value of                    $         0.000%
   investments held in nonaffiliated,
   privately placed equities:
   Largest 3 investments held in
   nonaffiliated, privately placed equities:
  14.03                                                 $         0.000%
  14.04                                                 $         0.000%
  14.05                                                 $         0.000%

15. Amounts and percentages of the reporting entity's total admitted assets held in general partnership interests:

  15.01 Are assets held in general                              Yes x No / /
   partnership interests less than 2.5% of
   the reporting entity's total admitted
   assets?
   If response to 15.01 above is yes,
   responses are not required for the
   remainder of Interrogatory 15.

                      1                            2            3
---------------------------------------------------------------------------------------
  15.02 Aggregate statement value of                    $         0.000%
   investments held in general partnership
   interests:
   Largest 3 investments in general
   partnership interests:
  15.03                                                 $         0.000%
  15.04                                                 $         0.000%
  15.05                                                 $         0.000%

16. Amounts and percentages of the reporting entity's total admitted assets held in mortgage loans:

  16.01 Are mortgage loans reported in                          Yes / / No x
   Schedule B less than 2.5% of the reporting entity's total admitted assets?
   If response to 16.01 above is yes,
   responses are not required for the
   remainder of Interrogatory 16 and
   Interrogatory 17.

                      1
TYPE (RESIDENTIAL, COMMERCIAL, AGRICULTURAL)       2            3
---------------------------------------------------------------------------------------
  16.02 HTFD REGENCY CENTERS FIXED LIFE        $60,000,000        0.725%
  16.03 WACHOVIA MONTCLAIR PLAZA PN 2006       $49,621,270        0.600%
  16.04 FORTIS                                 $41,740,409        0.504%
  16.05 HTFD_1880 CENTURY PARK EAST WHLN 06    $35,000,000        0.423%
  16.06 JPMC DRA PORTFOLIO PNO5                $35,000,000        0.423%
  16.07 HTFD ESTATE ON QUARRY LAKES WHLN 2007  $23,527,504        0.284%
  16.08 HTFD CHANNEL ISLANDS WHLN 2007         $18,753,334        0.227%
  16.09 HTFD ST. JOHNS PROP. HQ BLDG. WHLN 06  $11,431,811        0.138%
  16.10 PRINCIPAL SANDS POINT PN 06            $11,427,989        0.138%
  16.11 KB FISERVE BLDG WHLN 06                $7,849,189         0.095%

     Amount and percentage of the reporting entity's total admitted assets held in the following categories of mortgage loans:

                                                              LOANS
---------------------------------------------------------------------------------------
  16.12 Construction loans                              $         0.000%
  16.13 Mortgage loans over 90 days past due            $         0.000%
  16.14 Mortgage loans in the process of                $         0.000%
   foreclosure
  16.15 Mortgage loans foreclosed                       $         0.000%
  16.16 Restructured mortgage loans                     $         0.000%

17. Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

                                    RESIDENTIAL                    COMMERCIAL                         AGRICULTURAL
        LOAN-TO-VALUE             1            2                3                 4                 5                 6
--------------------------------------------------------------------------------------------------------------------------------
  17.01 above 95%                    $        0.000%      $                       0.000%                   $          0.000%
  17.02 91% to 95%                   $        0.000%      $                       0.000%                   $          0.000%
  17.03 81% to 90%                   $        0.000%      $                       0.000%                   $          0.000%
  17.04 71% to 80%                   $        0.000%      $107,080,645            1.294%                   $          0.000%
  17.05 below 70%                    $        0.000%      $195,624,239            2.364%         $14,319,074          0.173%

18. Amounts and percentages of the reporting entity's total admitted assets held in each of the five largest investments in real estate:

  18.01 Are assets held in real estate reported                    Yes x No / /
   less than 2.5% of the reporting entity's total admitted assets?
   If response to 18.01 above is yes, responses are not required for the remainder of Interrogatory 18.

Largest five investments in any one parcel or group of contiguous parcels of real estate.

      DESCRIPTION                2                 3
--------------------------------------------------------------------------------
  18.02                                   $           0.000  %
  18.03                                   $           0.000  %
  18.04                                   $           0.000  %
  18.05                                   $           0.000  %
  18.06                                   $           0.000  %

19. Report aggregate amounts and percentages of the reporting entity's total admitted assets held in investments in mezzanine real estate loans.

  19.01 Are assets held in investments held in mezzanine real      Yes x No / /
   estate loans less than 2.5% of the reporting entity's admitted assets?
   Is response to 19.01 is yes, responses are not required for the remainder of Interrogatory 19.

           1                     2                 3
--------------------------------------------------------------------------------
  19.02 Aggregate                         $           0.000  %
   statement value of
   investments held in
   mezzanine real
   estate loans Largest
   three investments
   held in mezzanine
   real estate loans.
  19.03                                   $           0.000  %
  19.04                                   $           0.000  %
  19.05                                   $           0.000  %

20. Amounts and percentages of the reporting entity's total admitted assets subject to the following types of agreements:

                                                                                        AT END OF EACH QUARTER
                                         AT YEAR-END                      1ST QTR                2ND QTR              3RD QTR
                                      1                  2                   3                      4                    5
---------------------------------------------------------------------------------------------------------------------------------
  20.01 Securities lending (do    $388,665,636           4.697  %          $197,522,197         $224,652,392         $409,563,021
   not include assets held as
   collateral for such
   transactions)
  20.02 Repurchase agreements                $           0.000  %                     $                    $                    $
  20.03 Reverse repurchase                   $           0.000  %                     $                    $                    $
   agreements
  20.04 Dollar repurchase                    $           0.000  %                     $                    $                    $
   agreements
  20.05 Dollar reverse                       $           0.000  %                     $                    $                    $
   repurchase agreements

21. Amounts and percentages indicated below for warrants not attached to other financial instruments, options, caps and floors:

                                           OWNED                                                       WRITTEN
                                     1                  2                                      3                    4
---------------------------------------------------------------------------------------------------------------------------------
  21.01 Hedging                             $           0.000  %                                      $                0.000  %
  21.02 Income generation                   $           0.000  %                                      $                0.000  %
  21.03 Other                    $404,761,614           4.891  %                                      $                0.000  %

22. Amounts and percentages of the reporting entity's total admitted assets of potential exposure for collars, swaps, and forwards:

                                                                                       AT END OF EACH QUARTER
                                         AT YEAR-END                      1ST QTR                2ND QTR              3RD QTR
                                      1                 2                    3                      4                    5
---------------------------------------------------------------------------------------------------------------------------------
  22.01 Hedging                     $3,489,804          0.042  %             $3,404,726           $3,081,019           $3,641,617
  22.02 Income generation                    $          0.000  %                      $                    $                    $
  22.03 Replications                  $112,363          0.001  %               $279,371             $219,338             $113,929
  22.04 Other                     $340,510,916          4.115  %            $23,117,070         $340,865,942         $344,677,551

23. Amounts and percentages of the reporting entity's total admitted assets of potential exposure for futures contracts:

                                                                                       AT END OF EACH QUARTER
                                         AT YEAR-END                      1ST QTR                2ND QTR              3RD QTR
                                      1                 2                    3                      4                    5
---------------------------------------------------------------------------------------------------------------------------------
  23.01 Hedging                              $          0.000  %                      $                    $                    $
  23.02 Income generation                    $          0.000  %                      $                    $                    $
  23.03 Replications                         $          0.000  %                      $                    $                    $
  23.04 Other                       $7,779,300          0.094  %             $5,724,450          $13,907,600           $5,077,150

                                     PART C

                               OTHER INFORMATION

ITEM 26.  EXHIBITS

(a)           Resolution of the Board of Directors of Hartford Life and Annuity
              Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(1)
(b)           Not Applicable.
(c)           Principal Underwriting Agreement.(2)
(d)           Form of Flexible Premium Variable Life Insurance Policy.
(d)    (1)    Policy Rider.(8)
(e)           Form of Application for Flexible Premium Variable Life Insurance
              Policies.(3)
(e)    (1)    Supplemental Form of Application for Flexible Premium Variable
              Life Insurance Policies.(7)
(f)           Certificate of Incorporation of Hartford and Bylaws of
              Hartford.(4)
(g)           Contracts of Reinsurance.(5)
(h)           Form of Participation Agreement.(6)
(i)           Not Applicable.
(j)           Not Applicable.
(k)           Opinion and consent of Jerry Scheinfeldt, Assistant Vice President and Assistant General Counsel.
(l)           Actuarial Opinion.(9)
(m)           Calculations.(9)
(n)           Consent of Deloitte & Touche LLP.
(o)           No financial statement will be omitted.
(p)           Not Applicable.
(q)           Memorandum describing transfer and redemption procedures.(9)
(r)           Copy of Power of Attorney.

------------

(1) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 33-61267, on January 23, 1996.

(2) Incorporated by reference to the Initial Submission to the Registration Statement on Form S-6, File No. 333-07471, on July 2, 1996.

(3) Incorporated by reference to the Initial filing to the Registration Statement on Form S-6, File No. 333-83057, on July 16, 1999.

(4) Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement File No. 333-69487, filed on April 9, 2001.

(5) Incorporated by reference to the Post-Effective Amendment No. 4 to the Registration Statement on Form S-6, File No. 333-07471, on April 14, 1999.

(6) Incorporated by reference to the Post-Effective Amendment No. 18 to the Registration Statement on Form N-6, File No. 333-50280, filed with the Securities and Exchange Commission on April 9, 2007.

(7) Incorporated by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-6, File No. 333-109529, filed with the Securities and Exchange Commission on December 19, 2006.

(8) Incorporated by reference to the Initial Filing to the Registration Statement on Form N-6, File No. 333-148816, filed with the Securities and Exchange Commission on January 23, 2008.

(9) Incorporated by reference to the Post-Effective Amendment No. 19 to the Registration Statement on Form N-6, File No. 333-50280, filed with the Securities and Exchange Commission on April 9, 2008.

ITEM 27.  OFFICERS AND DIRECTORS.

NAME                                                            POSITION WITH HARTFORD
------------------------------------------------------------------------------------------------------------------
Robert Arena                        Senior Vice President
Simpa Baiye                         Assistant Actuary
David A. Carlson                    Director of Taxes, Senior Vice President
Richard G. Costello                 Vice President and Secretary
Rochelle S. Cummings                Vice President
James Davey                         Senior Vice President
Peter Delehanty                     Senior Vice President
John Giamalis                       Senior Vice President, Treasurer
Christopher M. Grinnell             Assistant Vice President
Daniel R. Guilbert                  Actuary, Vice President
Susan M. Hess                       Assistant Vice President
Charles E. Hunt                     Vice President
Jeannie M. Iannello                 Vice President
Anne Iezzi                          Vice President, Chief Compliance Officer
Stephen T. Joyce                    Senior Vice President
Thomas P. Kalmbach                  Vice President and Actuary
John Keenan                         Senior Vice President
Diane Krajewski                     Assistant Vice President
Alan J. Kreczko                     Executive Vice President, General Counsel
Glenn D. Lammey                     Chief Financial Officer, Executive Vice President, Director*
Dawn M. LeBlanc                     Assistant Vice President
Debra L. Ludovissie                 Assistant Vice President
Joseph F. Mahoney                   Vice President
Kenneth A. McCullum                 Senior Vice President and Actuary
Ernest M. McNeill, Jr.              Senior Vice President and Chief Accounting Officer*
Jonathan L. Mercier                 Assistant Vice President
Vernon Meyer                        Senior Vice President
Peter J. Michalik                   Vice President
John J. Mittelstadt                 Assistant Vice President
Brian Murphy                        Executive Vice President
Colleen B. Pernerewski              Chief Compliance Officer of Separate Accounts
Craig R. Raymond                    Senior Vice President
Sharon Ritchey                      Senior Vice President
Michael J. Roscoe                   Vice President and Actuary
Richard Rubin                       Assistant Vice President
Wade A. Seward                      Vice President
Martin A. Swanson                   Vice President
Charles D. Tatro                    Actuary, Assistant Vice President
James E. Trimble                    Senior Vice President and Chief Actuary
Charles N. Vest                     Vice President and Actuary
Andrew J. Waggoner                  Vice President
Jean H. Walker                      Vice President
John C. Walters                     President, Chief Executive Officer and Chairman of the Board, Director*
Richard J. Wirth                    Assistant Vice President
Lizabeth H. Zlatkus                 Executive Vice President, Director*
David M. Znamierowski               Executive Vice President and Chief Investment Officer, Director*

Unless otherwise indicated, the principal business address of each of the above individuals is Hartford Plaza, Hartford, CT 06115.

* Denotes Board of Directors of Hartford.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     Incorporated by reference to Post-Effective Amendment No. 19 to the Registration Statement, File No. 333-50280, filed on April 9, 2008.

ITEM 29:  INDEMNIFICATION

     Section 33-776 of the Connecticut General Statutes states that: "a corporation may provide indemnification of, or advance expenses to, a director, officer, employee or agent only as permitted by sections 33-770 to 33-779, inclusive."

     ARTICLE VIII, Section 1(a) of the By-laws of the Depositor (as amended and restated effective July 25, 2000) provides that the Corporation, to the fullest extent permitted by applicable law as then in effect, shall indemnify any person who was or is a director or officer of the Corporation and who was or is threatened to be made a defendant or respondent in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (including, without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor) (each, a Proceeding"), by reason of the fact that such a person was or is a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other entity (a "Covered Entity"), against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and actually and reasonably incurred by such person in connection with such Proceeding. Any such former or present director or officer of the Corporation finally determined to be entitled to indemnification as provided in this Article VIII is hereinafter called an "Indemnitee". Until such final determination is made such former or present director or officer shall be a "Potential Indemnitee" for purposes of this Article VIII. Notwithstanding the foregoing provisions of this Section 1(a), the Corporation shall not indemnify an Indemnitee with respect to any Proceeding commenced by such Indemnitee unless the commencement of such Proceeding by such Indemnitee has been approved by a majority vote of the Disinterested Directors (as defined in Section 5(d)); provided however, that such approval of a majority of the Disinterested Directors shall not be required with respect to any Proceeding commenced by such Indemnitee after a Change in Control (as defined in Section 5(d)) has occurred.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30.  PRINCIPAL UNDERWRITERS

       (a) HESCO acts as principal underwriter for the following investment companies:

     Hartford Life Insurance Company - Separate Account VL I

     Hartford Life Insurance Company - Separate Account VL II

     Hartford Life Insurance Company - ICMG Secular Trust Separate Account

     Hartford Life Insurance Company - ICMG Registered Variable Life Separate Account A

     Hartford Life and Annuity Insurance Company - Separate Account VL I

     Hartford Life and Annuity Insurance Company - Separate Account VL II

     Hartford Life and Annuity Insurance Company - ICMG Registered

     Variable Life Separate Account One

     (b) Directors and Officers of HESCO

                                                        POSITIONS AND OFFICES
NAME                                                       WITH UNDERWRITER
-------------------------------------------------------------------------------------------------------
Diana Benken                   Chief Financial Officer, Controller/FINOP
Brian Murphy                   Chief Executive Officer, President/ILD Business Line Principal, Director
William D. Wilcox              AML Compliance Officer, Chief Legal Officer and Secretary
Joseph F. Mahoney              Vice President/IIP/HLPP
James Davey                    Senior Vice President/RPG Business Line Principal, Director
John C. Walters                Director

     Unless otherwise indicated, the principal business address of each of the above individuals is Hartford Plaza, Hartford, CT 06115.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

ITEM 32.  MANAGEMENT SERVICES

     All management contracts are discussed in Part A and Part B of this Registration Statement.

ITEM 33.  REPRESENTATION OF REASONABLENESS OF FEES

     Hartford hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and duly caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 9th day of April, 2008.

HARTFORD LIFE AND ANNUITY
INSURANCE COMPANY
SEPARATE ACCOUNT VL II
(Registrant)

By:    John C. Walters*                     *By:   /s/ Jerry K. Scheinfeldt
       -----------------------------------         -----------------------------------
       John C. Walters,                            Jerry K. Scheinfeldt
       President, Chief Executive Officer          Attorney-In-Fact
       and Chairman of the Board*

HARTFORD LIFE AND ANNUITY
INSURANCE COMPANY
(Depositor)

By:    John C. Walters*
       -----------------------------------
       John C. Walters,
       President, Chief Executive Officer
       and Chairman of the Board*

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

Glenn D. Lammey, Executive Vice President and
 Chief Financial Officer, Director*
John C. Walters, President, Chief Executive Officer                *By:   /s/ Jerry K. Scheinfeldt
 and Chairman of the Board, Director*
                                                                          -----------------------------------
Lizabeth H. Zlatkus, Executive Vice President,                            Jerry K. Scheinfeldt
 Director*                                                                Attorney-In-Fact
David M. Znamierowski, Executive Vice President & Chief            Date:  April 9, 2008
 Investment Officer, Director*

333-148816

                                 EXHIBIT INDEX

      1.1  Opinion and consent of Jerry Scheinfeldt, Assistant Vice President and Assistant General Counsel.
      1.2  Form of Flexible Premium Variable Life Insurance Policy.
      1.3  Consent of Deloitte & Touche LLP.
      1.4  Copy of Power of Attorney.